08043199

Susquehanna Bancshares, Inc. 2007 Annual Report


SPANISH
CIVIC AS

Your Banker.
Your Financial Advisor.
Your Neighbor.

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

Received SEC
MAR 1 9 2008
Washington, DC 20549

Susquehanna

Our banks have been at work in local communities for generations...

Susquehanna Bancshares, Inc. is a financial services holding company with assets of approximately $13 billion. Headquartered in Lititz, Pa., the company provides financial services through its three commercial banks at 235 branch locations in the mid-Atlantic region. Through Susquehanna Wealth Management, the company offers investment, fiduciary, brokerage, insurance, retirement planning, and private banking services, with approximately $6 billion in assets under management and administration. Susquehanna also operates an insurance and employee benefits company, a commercial finance company, and a vehicle leasing company. Its stock is traded on the Nasdaq Global Select Market under the symbol SUSQ. The company's website is www.susquehanna.net.



Williamsport PA
Since 1857
Sunbury PA
Since 1831
Walnutport PA
Since 1923
Millersburg PA
Since 1867
Lititz PA
Since 1901
Mullica Hill NJ
Since 1903
Cumberland MD
Since 1812
Hagerstown MD
Since 1925
Baltimore MD
Since 1897
Vineland NJ
Since 1913

Subsidiaries

Banking Affiliates

Susquehanna Bank
Maryland, West Virginia, southern Pennsylvania

Susquehanna Bank PA
Central Pennsylvania

Susquehanna Bank DV
Eastern Pennsylvania, southern New Jersey
www.susquehanna.net

Other Affiliates

The Addis Group, L.L.C.
Risk Management & Insurance
www.theaddisgroup.com

Hann Financial Service Corp.
Vehicle Loans & Leases
www.hannfinancial.com

Susquehanna Commercial Finance, Inc.
Equipment & Software Leasing & Financing
www.susquehanna.net/scf

Susquehanna Trust & Investment Company
www.susquehanna.net

Valley Forge Asset Management Corp.
www.vfam.com

Susquehanna

Financial Highlights

$ in millions, except per-share data		2007		2006		2005		2004		2003
Assets	$	13,078	$	8,225	$	7,466	$	7,475	$	5,953
Loans and Leases	$	8,752	$	5,561	$	5,219	$	5,253	$	4,263
Deposits	$	8,945	$	5,878	$	5,309	$	5,131	$	4,134
Shareholders' Equity	$	1,729	$	936	$	780	$	752	$	547
Net Income	$	69	$	84	$	80	$	70	$	62
Diluted Earnings Per Share	$	1.23	$	1.66	$	1.70	$	1.60	$	1.56
Book Value Per Share	$	20.12	$	17.98	$	16.66	$	16.13	$	13.73
Cash Dividends Per Share	$	1.01	$	0.97	$	0.93	$	0.89	$	0.86
Market Price Per Share (at Dec. 31)	$	18.44	$	26.88	$	23.68	$	24.95	$	25.01
Return on Average Assets		0.78%		1.05%		1.07%		1.04%		1.09%
Return on Average Tangible Equity*		11.56%		15.42%		16.06%		14.36%		13.16%
Net Interest Margin		3.67%		3.77%		3.76%		3.60%		3.65%
Efficiency Ratio Excluding Hann*		66.72%		61.04%		57.97%		61.09%		62.25%
Net Charge-Offs/Avg. Loans & Leases		0.25%		0.10%		0.24%		0.16%		0.18%
Non-Performing Assets/Loans, Leases & OREO		0.81%		0.67%		0.38%		0.41%		0.65%

* Non-GAAP financial measures. The most comparable measurement for return on tangible equity is return on average equity. The most comparable measurement for efficiency ratio excluding Hann is efficiency ratio. Reconciliations of these non-GAAP and GAAP measurements can be found in Part II, Item 6, "Selected Financial Data" of our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2007.


$4.1
$5.1
$5.3
$5.9
$8.9
2003
2004
2005
2006
2007

Deposits *(in Billions)*


$4.3
$5.3
$5.2
$5.6
$8.8
2003
2004
2005
2006
2007

Loans *(in Billions)*


$1.56
$1.60
$1.70
$1.66
$1.23
2003
2004
2005
2006
2007

Diluted Earnings Per Share


Susquehanna

To our shareholders, customers, employees and friends,

There's no doubt that 2007 was a memorable year, both for the challenges it posed for the financial services industry and for the successes that we achieved in this environment. During the year that Susquehanna Bancshares celebrated its 25th anniversary, we completed the largest acquisition in our history, continued to generate double-digit loan growth, steered clear of the subprime mortgage crisis that impacted other companies, and set the stage for significant development in our wealth management business.

Our acquisition of Community Banks, Inc., in November 2007 was a transformational step in Susquehanna's growth. Our branch network increased by almost 50%, and we now operate 235 banking offices.

Due to the diligent work of many employees, we completed the operational integration on merger weekend in mid-November. We have already started to see benefits from this step, as our efficiency ratio – the percentage of our income that is spent on non-interest expenses – improved from 67.97% in third-quarter 2007 to 64.46% in the fourth quarter. We originally projected cost savings of 35% from the merger; we were able to fully achieve that target and now project actual savings of about 40%.

In addition to improved efficiency, the acquisition offers us an opportunity to increase revenue. For example, we now have the capacity to make larger loans to business customers. We can provide valuable additional financial services – such as asset management and commercial leasing – to our expanded base of customers.



Looking at financial results for 2007, net income was $69.1 million, compared to $83.6 million in 2006. Significant factors affecting 2007 results include an $11.8 million pre-tax charge in the second quarter related to an investment restructuring, and $13.1 million in pre-tax merger-related charges in the fourth quarter.

Excluding the impact of adding CommunityBanks' portfolio, net loans and leases showed strong growth, up 15% during 2007. Due to tight interest margins, competition for deposits remained fierce, with our deposits up just 2% for the year. Although loan growth is outpacing growth in deposits, Susquehanna still has ample liquidity for lending. Loan growth in 2008 can be fueled through securitizations, brokered deposits and Federal Home Loan Bank borrowings, if core deposit growth remains stagnant. Like other banks, we continued to face interest margin pressure during the year; net interest margin for 2007 was 3.67%, down 10 basis points from the prior year.

The financial services industry faced growing concerns over credit quality during 2007, and I am pleased to report that Susquehanna has a strong historical record of stable asset quality. For 2007, net charge-offs as a percentage of average loans and leases were 0.25%, up from 0.10%

in 2006 — but still within our historical norm of 0.15% to 0.25%. While a number of banks and mortgage lenders announced write-offs due to defaults on subprime mortgage loans, our own portfolio does not include a subprime component. Our mortgage operation did not pursue subprime lending, due to the risk such loans posed both to our customers and our reputation. Given the economic climate in early 2008, we will continue to monitor the quality of our credit portfolio as one of our top priorities. Our focus is on making loans customers can afford over the long term, to help us build ongoing relationships of trust with customers and deliver additional financial products to them.

In fact, the diversity of financial products and services that Susquehanna can offer to customers is one of our key strengths. In parallel with the growth of our banks, we are also expanding both the scale and expertise available to customers through our wealth management business. This business provides investment, fiduciary, brokerage, insurance, retirement planning and private banking services.

In August 2007, we completed our acquisition of Widmann, Siff & Co. Inc., an investment advisory firm with $300 million in assets under management. Through this acquisition and organic growth, our wealth management business ended the year with $6 billion in assets under management and administration. As 2008 began, we announced an agreement to acquire Stratton Holding Company, an investment management company with approximately $3 billion in assets under management. We expect to complete that acquisition in the second quarter of 2008. Ultimately, our strategy is for assets under management and administration in our wealth management business to exceed bank assets. The growth of our wealth management business increases fee-based income, creating a more stable revenue stream and reducing our exposure to the pressure that rate fluctuations can have on net interest income.

Turning to highlights from our other subsidiaries, Susquehanna Commercial Finance Inc. was named a preferred commercial financing company by Segway, Inc., which markets personal transporters nationwide. In addition, the Monitor 100, an equipment leasing industry publication, ranked Susquehanna Commercial Finance in its top five for percentage increase in assets and new business volume. Our vehicle leasing business realized a $5 million pre-tax profit – 67% higher than projected – and the auto-leasing subsidiary Hann Financial Service Corp. marked its 20th anniversary. The Addis Group, our risk management consulting and insurance agency, saw promising growth in its newest line of business, with revenue from group employee benefits up 47% in 2007. Personal insurance lines also continued its steady growth, with revenue up 9%. For the second consecutive year, Addis was named one of Pennsylvania's Best Places to Work. As our base of business and consumer customers grows, we have the opportunity to offer them valuable services provided by these affiliated companies.

In 2008, our agenda is clear. We will work to fully capitalize on the efficiencies generated by the merger of CommunityBanks and Susquehanna. We will encourage our customers to take full advantage of the diverse services we can offer them. We will focus on risk management to preserve our strong legacy of asset quality. We will also continue to increase our fee-based revenues by growing our wealth management business.

These efforts contribute toward our ultimate goal, which is to provide a strong rate of return for our shareholders. Since Susquehanna Bancshares was created in 1982, we have provided a 12% compounded annual return to investors. During this time, we have raised our dividend each year, bringing it to the current annualized rate of $1.04 per share.

We have the good fortune of serving communities in the Mid-Atlantic region that draw strength and stability from the diversity of their economies. The average household income in our markets exceeds the national average, and the median value of owner-occupied homes in our markets is also greater than the median value nationwide.

While Susquehanna Bancshares marked its 25th anniversary in 2007, our banks have been at work in these communities for much longer. Our origins in a number of Mid-Atlantic towns stretches back for generations, in some cases back 175 years or more. By accepting deposits and making loans, we've helped to fuel their growth. We celebrate the successes our neighbors have achieved over the years, and we look forward to being a part of their successes yet to come.

Sincerely,

William J. Reuter
Chairman, President & Chief Executive Officer





Brothers Big

Regional Facility Manager Bob Lopez volunteers with Big Brothers Big Sisters, spending time each weekend with his "little brother."

One way to tell the story of Susquehanna Bancshares in 2007 is by the numbers.

When the year began, our company had $8.2 billion in assets; by year-end, it was $13.1 billion.

We started 2007 with $5.9 billion in deposits and ended with $8.9 billion. Similarly, loans and leases grew from $5.6 billion to $8.8 billion.

We had 163 branches and 2,480 employees in January 2007. By December, we had 235 branches and 3,300 employees.

Susquehanna Bancshares became a larger company in 2007. That's part of the story, but it's certainly not the whole story. Or even the most important part.

In 2007, we completed the largest merger in our 25-year history not just to become a bigger company, but to become a better company.



So our story for this year is that we are growing to offer customers greater convenience and more diverse financial products, yet striving to maintain the personal service of a community bank.

We're working to improve efficiency and strengthen our competitive position to provide even stronger returns for shareholders.

We're offering employees more opportunities for professional growth and development in roles that truly impact their local communities.

In acquiring Community Banks, Inc., in November 2007, we added nearly 70 branches to our network. We significantly strengthened our branch presence in the Lancaster and York areas and also entered new markets in central Pennsylvania, such as Harrisburg, Pottsville and Hazleton. We also added branches in the Baltimore area and northern Maryland. This growth offers our customers even more convenient locations to do their banking where they live, work and vacation.



Even as we grow, however, we strive to maintain the personalized service and local connections of a hometown bank.

At first, this may seem like a contradiction – but the people who make it possible are our 3,300 employees. Our customers develop relationships with the people at their local branch, which they think of as "their bank." And when it's part of a larger network, that local branch is still "their bank." But now it can offer them access to even more resources – more options for deposit accounts and loans, as well as expertise in retirement planning for families or leasing services for businesses.

Our bank is growing, but it's still made up of individuals, and each of them is personally connected to the local community where they work and live. Customers see our employees not just in the office, but serving as volunteer firefighters, refereeing youth sports games, mentoring children and serving on boards for nonprofit agencies.

Through their local connections, our employees gain valuable insight into the economies and financial priorities of their communities. That's why in 2007, Susquehanna organized its banks with a regional approach. We appointed regional executives and leadership teams in the markets we serve, to reinforce our commitment to local decision making and to provide key management contacts who live and work throughout our market territory, not just in one central location.



Our presence in Camden, N.J., is a good example of how we're working to raise the visibility of our company in the marketplace. In October, we relocated the executive offices of our bank serving the Delaware Valley to the new Ferry Terminal Building in Camden. The building is a centerpiece of the redevelopment of the waterfront area; it's situated beside the Adventure Aquarium and offers spectacular views of the Philadelphia skyline. In early 2008, we secured naming rights to the music concert amphitheater on the waterfront in Camden. The newly-christened Susquehanna Bank Center is expected to draw approximately 500,000 people to its season of country, pop and rock concerts, as well as other performances. Our bank's name will appear on everything from





Branch Manager Eileen Martin also serves as chair of the Spanish American Civic Association Development Corp. in Lancaster, which develops projects such as housing for low and moderate income families.



signs on the building to tickets to advertisements promoting concerts – offering us an opportunity to build name recognition among consumers throughout our market territories.

We're always on the lookout for locations that will allow us to better serve our customer base. In 2007, we opened new branches in Waynesboro, Hanover and Wayne, Pennsylvania. In Maryland, we moved our Baltimore-region headquarters to Hunt Valley, opened a new branch in Forest Hill and relocated our Pasadena branch to a new facility.

Just as we took steps to expand our branch network in 2007, we also enhanced opportunities for people to do banking wherever and whenever it's convenient for them – from home, at the office, or on the road.

We launched a revamped website with improved capabilities to open and fund accounts online. We initiated an e-statements service that allows customers to choose to receive their monthly account statements online, instead of through the mail. Plus, we upgraded the safety of our internet banking service with two new features. Our online banking accounts are now monitored and if there's suspicious activity – such as a log-in from a distant location or a request for an unusually large transaction – the system poses security questions to verify the customer's identity. Internet banker also added a "watermark" feature in which customers choose a specific image that will appear when they log in; this serves as a reassurance that the customer is at Susquehanna's legitimate internet banking site.

To give people even more efficient access to their money, we created the ATM Freedom program on our personal checking, savings and money market accounts. We will refund the service fees charged when our customers use another bank's ATM, as long as that customer's account has at least a $2,500 balance after the withdrawal. This gives our customers the freedom to use ATMs anywhere worldwide without having to worry about service fees.

For businesses, we launched Remote Deposit, allowing our clients to scan checks at their offices and securely transmit them to the bank for deposit. This saves businesses the time spent on routine trips to a branch and allows us to better serve companies with some locations outside our branch network.

We also added new products and services geared for customers both in the early stages of their lives and for those who've seen financial success. CommunityBanks offered special accounts for children and teens, and we added the children's MegaBuck$ Savings Account and Teen Depositor Savings Accounts to our product line-up. In addition, our bank in central Pennsylvania added a Private Banking Group that works with professionals, executives and high net worth clients. They will develop specialized financial strategies that draw on our expertise not just in banking, but in wealth management, retirement and estate planning. This group is also pursuing a niche market by providing financial services to professional athletes.





Employee Benefit Plan Specialist Mike Cattuti serves his community as a volunteer firefighter.



Susquehanna's employees invest their time, energy and talent by volunteering to help their neighbors, and our company invests in each of our local communities as well. For example, our company matches its employees' contributions to local United Way agencies dollar-for-dollar. As a result of our 2007 campaign, employees and the company will be donating $580,000 to local United Way chapters throughout our Mid-Atlantic service area.

During 2007, we contributed more than $2.8 million in donations to nonprofit organizations and sponsorship of community events. Many of our efforts to support the community – whether with financial contributions or employee time and expertise – center on education. For example, in Allentown, PA, we funded a financial literacy education program for local teachers. In Lancaster, PA, we established an internship program at Millersville University. In Maryland, nearly 100 employees participated in "Get Smart About Credit" day, offering valuable information to more than 2,500 students. These are just a few examples of the hundreds of local organizations and efforts that our company and its employees support.

We work hard to maintain and strengthen our connections in local communities. We do this because it allows us to develop the products and provide the service our customers expect and deserve. We do it because it makes us a more competitive company, capable of providing greater returns to shareholders. And we do it because we're not just bankers and financial advisors.

We're neighbors.
And this is our home.



Branch Manager Randy Sterne is also a coach and referee for youth basketball in Maryland and Pennsylvania.











Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz, PA 17543-7000

SEC
Mail Processing
Section

MAR 19 2008

Washington, DC
101

March 17, 2008

TO OUR SHAREHOLDERS:

On behalf of our entire Board of Directors, I cordially invite you to attend our Annual Meeting of Shareholders on Wednesday, April 30, 2008. At the meeting, you will be asked to elect seven members for the coming three years to the Board of Directors' Class of 2011, two members for the coming two years to the Board of Directors' Class of 2010, and three members for the coming year to the Board of Directors' Class of 2009. You will also be asked to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2008. In addition, we will report on Susquehanna's 2007 business results and other matters of interest to shareholders.

Information about the matters to be acted on at the meeting is contained in the accompanying Notice of Annual Meeting and Proxy Statement. Also enclosed with this Proxy Statement are your proxy card and instructions for voting and Susquehanna's 2007 Annual Report.

An admission ticket, which is required for entry into the Annual Meeting, is attached to your proxy card. If you plan to attend the meeting, please vote your proxy but keep the admission ticket and bring it to the Annual Meeting. If your Shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the meeting. A recent bank or brokerage account statement is an example of proof of ownership.

All shareholders are invited to attend the Annual Meeting in person. However, even if you expect to be present at the Annual Meeting, please take a moment now to cast your vote over the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or, alternatively, to complete, sign and date the enclosed proxy card and return it in the postage-paid envelope we have provided. Shareholders attending the Annual Meeting in person may vote in person, even if they have previously voted by proxy. If you are unable to attend the Annual Meeting in person, you can listen to the meeting by live webcast, or on replay, by following the instructions on the opposite side of this letter.

Your vote is very important. Voting via the Internet or by telephone is fast and convenient, and your vote is immediately tabulated and confirmed. Using the Internet or telephone helps save us money by reducing postage and proxy tabulation costs.

I look forward to seeing you at the meeting.

Sincerely,

William J. Reuter

William J. Reuter
Chairman of the Board, President
and Chief Executive Officer

WEBCAST DIRECTIONS

You are cordially invited to listen to the live webcast of the Susquehanna Bancshares, Inc. 2008 Annual Meeting of Shareholders via the Internet on Wednesday, April 30, 2008, beginning at 10:00 a.m. Eastern time. Attending via the webcast will enable you to view the slides shown at the meeting and hear the speakers on a synchronized basis. The webcast will not enable you to ask questions or to vote your Susquehanna Shares.

The webcast may be viewed on Susquehanna's website at *http://www.susquehanna.net*. The event may be accessed by clicking on "Investor Relations" at the top of the page and following the Annual Meeting webcast link. Minimum requirements to listen to this broadcast online are: Windows Media Player software, downloadable at *http://www.microsoft.com/windows/windowsmedia/download/default.asp*, and at least a 28K connection to the Internet.

To listen to the live webcast, please go to the website at least 30 minutes early to download and install any necessary software. If you plan to listen online, we suggest that you test your computer's access to Windows Media Player by visiting the above URL one week prior to the meeting date.

If you are unable to listen online during the meeting, the event will be archived on the website at the same address through June 30, 2008.

Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz, PA 17543-7000

March 17, 2008

NOTICE OF ANNUAL MEETING

On Wednesday, April 30, 2008, Susquehanna Bancshares, Inc. will hold its 2008 Annual Meeting of Shareholders at the Hershey Lodge and Convention Center, West Chocolate Avenue & University Drive, Hershey, Pennsylvania. The meeting will begin at 10:00 a.m. Eastern time. Only shareholders of Susquehanna, their proxies and invited guests of Susquehanna may attend the Annual Meeting.

At the meeting we will:

1. Elect seven members for the coming three years to the Board of Directors' Class of 2011, elect two members for the coming two years to the Board of Directors' Class of 2010, and elect three members for the coming year to the Board of Directors' Class of 2009;
2. Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2008; and
3. Attend to other business properly presented at the meeting.

The Board of Directors recommends that you vote in favor of the director nominees presented in this Proxy Statement and in favor of ratifying the selection of PricewaterhouseCoopers LLP as our independent registered public accountants.

Only shareholders of record of Susquehanna common stock at the close of business on Friday, February 29, 2008 may vote at the Annual Meeting. In the event the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine, and those who attend or participate at the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the meeting we will also report on Susquehanna's 2007 business results and other matters of interest to shareholders.

A copy of Susquehanna's 2007 Annual Report is also enclosed. The approximate date of mailing of the enclosed Proxy Statement and proxy card is March 17, 2008.

By Order of the Board of Directors,

Lisa M. Cavage
Secretary

Lititz, Pennsylvania
March 17, 2008

Important notice regarding the availability of proxy materials for the Annual Meeting to Shareholders to be held on April 30, 2008:

This Proxy Statement and our 2007 Annual Report are available directly at ***http://www.snl.com/interactive/IR/docs.asp?iid=100457***

This Proxy Statement and our 2007 Annual Report also are available indirectly in the Investor Relations section of our website at http://www.susquehanna.net. You may access this material by choosing the "Investor Relations" button at the top of the page, and then selecting "Filings and Reports" from the items listed in the Investor Relations section. The information on our website is not part of our Proxy Statement. References to our website in this Proxy Statement are intended to serve as inactive textual references only.

TABLE OF CONTENTS

Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz, PA 17543-7000

PROXY STATEMENT

March 17, 2008

On Wednesday, April 30, 2008, Susquehanna Bancshares, Inc. will hold its 2008 Annual Meeting of Shareholders at the Hershey Lodge and Convention Center, West Chocolate Avenue & University Drive, Hershey, Pennsylvania. The meeting will begin at 10:00 a.m. Eastern time. Directions to the Hershey Lodge and Convention Center appear on the proxy card included with this Proxy Statement.

This Proxy Statement, which contains information and a proxy card relating to the Annual Meeting, was prepared under the direction of the Board of Directors (the "Board") to solicit your proxy for use at the Annual Meeting (or any postponement or adjournment of the meeting scheduled in accordance with Pennsylvania law) and will be mailed to our shareholders on or about March 17, 2008.

INFORMATION ABOUT THE ANNUAL MEETING

Who is entitled to vote at the Annual Meeting?

Shareholders of record of our common stock at the close of business on Friday, February 29, 2008 are entitled to vote at the Annual Meeting, or any postponement or adjournment of the meeting scheduled in accordance with Pennsylvania law. As of February 29, 2008, 85,977,455 shares of our common stock, par value $2.00 per share (the "Shares"), were issued and outstanding and entitled to vote at the Annual Meeting.

How may I gain entry to the Annual Meeting?

An admission ticket, which is required for entry into the Annual Meeting, is attached to the proxy card included with this Proxy Statement. If you plan to attend the meeting, please vote your proxy but keep the admission ticket and bring it to the Annual Meeting.

If your Shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the Annual Meeting. A recent bank or brokerage account statement is an example of proof of ownership. If you arrive at the meeting without an admission ticket, we will admit you only if we are able to verify that you are a Susquehanna shareholder.

What am I voting on?

At the meeting, you will be asked to:

- elect seven members for the coming three years to the Board of Directors' Class of 2011, elect two members for the coming two years to the Board of Directors' Class of 2010, and elect three members for the coming year to the Board of Directors' Class of 2009;
- ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2008; and
- attend to any other business properly presented at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board recommends a vote **FOR** the election of each of the nominees to serve as Director and **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants.

If I do not attend the Annual Meeting, what methods may I use to vote?

Most shareholders have the choice of voting over the Internet, by using a toll-free telephone number or by completing the proxy card and mailing it in the postage-paid envelope provided. Internet and telephone voting will provide proxy holders the same authority to vote your Shares as if you had returned your proxy card by mail. In addition, Internet and telephone voting will reduce our proxy-related first-class postage expenses. The Internet and telephone voting procedures are designed to authenticate shareholders by use of a control number and to accurately record and count their proxies.

Please refer to your proxy card or the information forwarded by your broker or other holder of record to see which options are available to you.

What is a Proxy?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. As many shareholders cannot attend the Annual Meeting in person, it is necessary that a large number be represented by proxy. Samuel G. Reel, Jr. and Thomas R. Diehl have been designated as proxies for our 2008 Annual Meeting of Shareholders.

All Shares represented by valid proxies will be voted in the manner specified in those proxies.

How can I vote?

To vote by using your proxy card, sign and return your proxy card using the envelope provided with this Proxy Statement. The proxy holders will vote your Shares according to your directions. If you sign and return your proxy card without specifying choices, your Shares will be voted as recommended by the Board.

You may also choose to vote by telephone or by using the Internet.

How do I vote using the Internet?

- *If your Shares are held in the name of a broker, bank or other nominee,* you may vote your Shares over the Internet by following the voting instructions provided on the voting instruction form that you receive from such broker, bank or other nominee.
- *If your Shares are registered in your name,* you may vote your Shares over the Internet by directing your Internet browser to *https://www.voteproxy.com* and following the on-screen instructions. You will need the control number that appears on your proxy card to vote when using this web page.

Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. Internet voting facilities for our shareholders of record will close at 11:59 p.m. Eastern time on April 29, 2008. You may also choose to vote by telephone or by using your proxy card.

How do I vote by telephone?

- *If your Shares are held in the name of a broker, bank or other nominee*, you may vote your Shares over the telephone by following the telephone voting instructions, if any, provided on the proxy card you receive from such broker, bank or other nominee.
- *If your Shares are registered in your name,* you may vote your Shares over the telephone by accessing the telephone voting system toll-free at 1-800-776-9437 and following the telephone voting instructions. The telephone instructions will lead you through the voting process. You will need the control number that appears on your proxy card to vote when you call.

Telephone voting facilities for our shareholders of record will close at 11:59 p.m. Eastern time on April 29, 2008. You may also choose to vote by using the Internet or by using your proxy card.

How many votes may I cast?

In connection with the election of the directors, you are entitled to cast one vote for each Share held by you for each candidate nominated, but may not cumulate your votes in favor of a particular candidate. Votes may be cast in favor of or withheld with respect to each candidate nominated.

In connection with the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants, you are entitled to cast one vote for each Share you hold.

What vote is required to approve each item on the agenda?

The Director nominees will be elected by a plurality of the votes cast at the Annual Meeting, or in other words, the nominees with the highest number of votes are elected. Votes that are withheld will be excluded entirely from the vote and will have no effect other than for purposes of determining the presence of a quorum.

The affirmative vote of a majority of the votes cast by all holders of Shares represented and entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accountants for the fiscal year ended December 31, 2008.

What is a quorum?

A quorum of the holders of the outstanding Shares must be present for the Annual Meeting to be held. A "quorum" is the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on each matter to be acted on at the Annual Meeting.

What if a quorum is not present at the Annual Meeting?

If the Annual Meeting cannot be organized because a quorum is not present, the shareholders present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those shareholders who attend or participate at the second of such adjourned meetings shall constitute a quorum for the purpose of electing directors, even if they are less than a majority of the shareholders.

How are votes, abstentions and broker non-votes counted?

Brokers that are member firms of the New York Stock Exchange and hold Shares in street name for customers have the discretion to vote those Shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers may exercise such discretionary authority with respect to the election of directors and the ratification of auditors. However, where brokers submit proxies but are otherwise prohibited from exercising discretionary authority in voting Shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as "broker non-votes"), those Shares will be included in determining whether a quorum is present, but will have no effect on the outcome of such matters other than having the effect of reducing the number of required affirmative votes when a majority of the votes cast by all shareholders entitled to vote is required for approval of such matters.

As to all other matters properly brought before the meeting, the affirmative vote of a majority of votes cast by all shareholders entitled to vote will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of our Articles of Incorporation or Bylaws, a different vote is required. Any broker non-votes will be counted for purposes of determining whether a quorum is present but will not have an effect on the outcome of a matter being voted upon other than having the effect of reducing the number of required affirmative votes when a majority of the votes cast by all shareholders entitled to vote is required for approval. Abstentions on such matters will have the same effect as broker non-votes.

May I change my mind after voting by proxy?

Proxies are voted at the Annual Meeting. You can revoke your proxy at any time before it is voted, and your last vote is the vote that will be counted. If you are a shareholder of record, you can write to our Corporate Secretary, Attn: Lisa M. Cavage, P.O. Box 1000, 26 North Cedar Street, Lititz, PA 17543-7000, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your Shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. **Your appearance alone at the Annual Meeting will not of itself constitute a revocation of your proxy.**

Who will count the vote?

American Stock Transfer & Trust Company, our Transfer Agent, will tabulate the votes cast by proxy or in person at the Annual Meeting.

What does it mean if I get more than one proxy card?

If your Shares are registered differently and are in more than one account, you will receive more than one card. Please follow the directions for voting on each of the proxy cards you receive to ensure that all of your Shares are voted.

What if I submit a proxy without specifying how to vote?

Unless you otherwise specify in the proxy, your proxy will be voted **FOR** the election of the persons nominated for directors by the Board and **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants. Where you have appropriately specified how your proxy is to be voted, it will be voted in accordance with your direction.

What if I am a participant in a Susquehanna direct purchase plan?

If you are a participant in the Investors Choice, Dividend Reinvestment & Direct Stock Purchase and Sale Plan for our common stock, Shares held in your account in the plan will be voted in accordance with your instructions. The plan's administrator is the shareholder of record for your plan Shares and will not vote those Shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail using the enclosed proxy card.

If you are an employee participant in our Employee Stock Purchase Plan, Shares held in your account in the plan will be voted in accordance with your instructions. The plan's custodian is the shareholder of record for your plan Shares and will not vote those Shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail using the enclosed proxy card.

Who may solicit proxies on Susquehanna's behalf?

Our directors, officers and employees may also solicit proxies from our shareholders. These persons will not receive any additional compensation for their efforts to this end. We will request that the Notice of Annual Meeting, this Proxy Statement, and the proxy card and related materials, if any, be forwarded to beneficial owners. To this end, we expect to reimburse banks, brokers and other persons for their reasonable out-of-pocket expenses in handling these materials. We will bear the costs of all such solicitations.

Will any business be conducted at the Annual Meeting other than as specified above?

The Board knows of no business that will be presented for consideration at the Annual Meeting other than the matters described in this Proxy Statement and those incidental to the conduct of the meeting. It is not anticipated that other matters will be brought before the Annual Meeting. If, however, other matters are duly brought before the Annual Meeting or any adjournments thereof, the persons named in your proxy will have the discretion to vote or act on such matters according to their best judgment.

What are the deadlines for Shareholder proposals for next year's Annual Meeting?

Shareholders may submit proposals on matters appropriate for Shareholder action at future annual meetings by following the rules of the Securities and Exchange Commission. All proposals and notifications should be addressed to the Corporate Secretary. Proposals intended for inclusion in next year's proxy statement and proxy card must be received by our Corporate Secretary not later than November 17, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND HOLDINGS OF MANAGEMENT

The number of shares of our common stock deemed to be beneficially owned by each person we know to be the beneficial owner of at least five percent of our common stock, each director, our nominee for election to the office of director, each executive officer named in the Summary Compensation Table in this Proxy Statement, and all directors, including our nominee for director, and executive officers as a group as of February 22, 2008, is set forth in the following table.

Name of Beneficial Owner	Number of Shares Owned(1)	Options Exercisable Within 60 days	Total Beneficial Ownership of Susquehanna Common Stock	Percent of Shares Outstanding
5% Shareholders				
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	4,642,532	—	4,642,532	5.4%
Directors, Nominee for Director and Named Executive Officers				
Anthony J. Agnone, Sr.(2)(3)	65,401	—	65,401	*
Wayne E. Alter, Jr.	50,000	10,500	60,500	*
James G. Apple	28,067	15,750	43,817	*
Peter DeSoto	118,745	—	118,745	*
Gregory A. Duncan(4)	29,817	3,400	33,217	*
Eddie L. Dunklebarger(5)	249,921	—	249,921	*
Bernard A. Francis, Jr.	7,770	7,200	14,970	*
Henry H. Gibbel(6)	817,016	17,250	834,266	*
Bruce A. Hepburn(7)	15,849	6,000	21,849	*
Donald L. Hoffman(8)	31,384	—	31,384	*
Drew K. Hostetter	18,700	52,630	71,330	*
Russell J. Kunkel(9)	14,346	4,500	18,846	*
Guy W. Miller, Jr.	17,538	7,500	25,038	*
Michael A. Morello(10)	201,352	—	201,352	*
Scott J. Newkam	3,200	—	3,200	*
E. Susan Piersol	2,000	4,500	6,500	*
William J. Reuter	35,493	69,350	104,843	*
M. Zev Rose	30,000	6,000	36,000	*
Christine Sears(11)	648	—	648	*
James A. Ulsh(12)	35,283	—	35,283	*
Dale M. Weaver(13)	194,999	—	194,999	*
Roger V. Wiest	50,000	12,750	62,750	*
William B. Zimmerman(14)	10,484	10,500	20,984	*
All Directors, Nominee and Executive Officers as a Group (31 individuals)(4)	2,107,302	361,766	2,469,068	2.87%

* Less than one percent

(1) Unless otherwise indicated, Shares shown as beneficially owned are held individually by the person indicated or jointly with the spouse or children living in the same household; individually by the spouse or children living in the same household; or as trustee, custodian or guardian for minor children living in the same household. Shareholding information for Barclays Global Investors, NA is based on information included in the Schedule 13G/A filed by it with the Securities and Exchange Commission. Shareholding information for our directors and officers is based on information contained in our records and on information received from each director and officer.

(2) Nominee for one year term to the Class of 2009.

(3) Mr. Agnone has sole beneficial ownership of 64,933 Shares. Mr. Agnone's wife has sole beneficial ownership of 468 Shares.

(4) On March 10, 2008, we accepted Mr. Duncan's resignation from his position as Executive Vice President. Mr. Duncan is resigning his position with us to pursue other business opportunities in the western United States. His resignation is expected to be effective on or before May 29, 2008.

(5) Mr. Dunklebarger has sole beneficial ownership of 169,242 Shares and shares beneficial ownership with his wife of 1,646 Shares. Mr. Dunklebarger's wife has sole beneficial ownership of 42,642 Shares and his daughter has sole beneficial ownership of 550 Shares. Mr. Dunklebarger holds 8,091 Shares as custodian for his daughter. In addition, Mr. Dunklebarger holds 27,750 Shares in a 401(k) plan.

(6) Mr. Gibbel has sole beneficial ownership of 157,362 Shares and shares beneficial ownership with his wife with respect to 25,000 Shares. Mr. Gibbel's wife has sole beneficial ownership of 14,000 Shares. Mr. Gibbel is also an officer and director of the Gibbel Foundation, Inc., Penn Charter Mutual Insurance Co. and Lititz Mutual Insurance Co. These three organizations hold 7,030 Shares, 28,125 Shares and 585,499 Shares, respectively, to which Mr. Gibbel disclaims beneficial ownership.

(7) Mr. Hepburn has sole beneficial ownership of 10,506 Shares. In addition, he shares beneficial ownership of 4,218 Shares which are held in a family trust. Mr. Hepburn disclaims beneficial ownership of 1,125 Shares held by his mother-in-law.

(8) Mr. Hoffman has sole beneficial ownership of 7,055 Shares. Mr. Hoffman shares beneficial ownership of 500 Shares held as custodian for grandchildren. Mr. Hoffman shares beneficial ownership of 4,155 Shares held in a trust. In addition, 12,599 Shares are held by Roy L. Hoffman & Sons, Inc., of which Mr. Hoffman is President, and 7,075 Shares are held by Roy L. Hoffman & Sons, Inc. Profit Sharing Trust, of which Mr. Hoffman is trustee.

(9) Mr. Kunkel shares beneficial ownership of 14,346 Shares held in a trust.

(10) Mr. Morello has sole beneficial ownership of 100,000 Shares. Mr. Morello's wife has sole beneficial ownership of 40,000 Shares and 57,352 Shares held as custodian for minor children. In addition, 4,000 Shares are held by Stardust Development Company, LLC for which Mr. Morello is the owner.

(11) Ms. Sears' shares beneficial ownership with her husband of 400 Shares and Ms. Sears' husband has sole beneficial ownership of 248 Shares.

(12) Mr. Ulsh has sole beneficial ownership of 26,095 Shares and holds 8,490 Shares in a 401(k) plan. Mr. Ulsh's wife has sole beneficial ownership of 698 Shares.

(13) Mr. Weaver has sole beneficial ownership of 155,368 Shares and shares beneficial ownership with his wife of 8,049 Shares. Mr. Weaver's wife has sole beneficial ownership of 27,103 Shares. In addition, 1,493 Shares, respectively, are held by each of the D. Isley Irrevocable Trust, S. Rhea Irrevocable Trust and T. Weaver Irrevocable Trust, of which Mr. Weaver is trustee.

(14) Mr. Zimmerman has sole beneficial ownership of 8,396 Shares. Mr. Zimmerman's wife has sole beneficial ownership of 655 Shares. In addition, 409 Shares are held by Zimmerman's Hardware & Supply Co., Inc., of which Mr. Zimmerman is the Chief Executive Officer, and 1,024 Shares are held by Zimmerman's American Hardware, of which Mr. Zimmerman is a partner.

ELECTION OF DIRECTORS

General

The Board is classified into three classes, one of which is elected each year to serve a term of three years. Directors of each class hold office until the expiration of the term for which they were elected and their successors have qualified, or until the annual meeting following their attaining the age of 72 years.

The Board currently consists of 19 directors. Henry H. Gibbel, a current member of the Class of 2009, and James G. Apple, Jr., a current member of the Class of 2010, will both attain the age of 72 prior to the annual meeting and therefore will no longer be eligible to serve on the Board after the annual meeting. The Board has decided to fill the vacancy left by Mr. Gibbel's departure, but not the vacancy left by Mr. Apple's departure. Anthony J. Agnone, Sr. has been nominated by the Board, at the recommendation of the Nominating and Corporate Governance Committee of the Board, for election to the Board as a member of the Class of 2009. Following the departure of Messrs. Gibbel and Apple and the election of Mr. Agnone, the Board will consist of 18 members.

On February 27, 2008, the Board amended and restated our Bylaws in order to declassify the Board commencing with the election of directors at the annual meeting of shareholders in 2009 (the "2009 Annual Meeting"). Although the Board has determined that it is in the best interest of shareholders to declassify the Board, it decided that, given the proximity of the closing of the acquisition of Community Banks, Inc. ("Community") and the negotiated representation to each class of the Board in that transaction, the declassification should not commence until the 2009 Annual Meeting. Under the terms of our merger agreement with Community we were obligated to appoint two members of the Board of Directors of Community to each class of the Board and, following the expiration of each Community director's initial term of office, to recommend such Community director for re-nomination to a three-year term of office by the Nominating and Corporate Governance Committee. Since we are declassifying the Board commencing at the 2009 Annual Meeting, at the Annual Meeting, as set forth below, the Board is recommending that Eddie L. Dunklebarger and Peter DeSoto be elected to the Class of 2011, James A. Ulsh and Dale M. Weaver be elected to the Class of 2010, and Scott J. Newkam and Christine Sears be elected to the Class of 2009. Each of these nominees was appointed to the Board at the closing of our acquisition of Community and previously served on the Board of Directors of Community. Commencing with the 2009 Annual Meeting, each director who does not have a continuing term (and each director for whom a continuing term has expired) will be elected and shall hold office until the annual meeting next succeeding his or her election and until his or her successor is elected and qualified. However, each director who is serving as a director immediately prior to the 2009 Annual Meeting will hold office until the expiration of the term for which he or she has been elected and qualified.

At the Annual Meeting, seven persons will be elected to the Class of 2011, two persons will be elected to the Class of 2010, and three persons will be elected to the Class of 2009. The candidates nominated to each respective class who receive the highest number of votes among nominees in that class will be elected. You are entitled to cast one vote for each Share held by you for each of the seven candidates for the Class of 2011, for each of the two candidates for the Class of 2010, and for each of the three candidates for the Class of 2009. You are not entitled to cumulate your votes.

Nomination Criteria

The Nominating and Corporate Governance Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In evaluating an individual's "skills set," the committee considers a variety of factors, including, but not limited to, the potential nominee's background and education, his or her general business experience, and whether or not he or she has any experience in the banking industry. The Nominating and Corporate Governance Committee also considers whether a potential nominee resides or does business in the geographic areas in which we operate, and whether or not a potential nominee has had any prior experience serving on one of our subsidiary boards of directors.

Nominees

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated seven persons to the Class of 2011, two persons to the Class of 2010, and three persons to the Class of 2009.

The Class of 2011 nominees are as follows:

- *Peter DeSoto*. Mr. DeSoto, age 68, was appointed to the Board effective as of the consummation of the merger with Community and prior to the merger was a member of the Board of Directors of Community and its predecessor from 1981 to 2007. Since 1997, Mr. DeSoto has been the Chief Executive Officer of J.T. Walker Industries, Inc., parent company of M.I. Windows and Doors, Inc., based in Gratz, Pennsylvania, a company which manufactures vinyl, aluminum and cellular composite windows and doors.
- *Eddie L. Dunklebarger*. Mr. Dunklebarger, age 54, was appointed as our Vice Chairman and as an Executive Vice President effective as of the consummation of the merger with Community. He was most recently a member of the Board of Directors of Community, on which he served from 1998 to 2007. In 2002, Mr. Dunklebarger was elected Chairman of Community's Board. He served as President and Chief Executive Officer of Community from 1998 to 2007 and also served as President and Chief Executive Officer of Community's subsidiary bank from 1999-2007.
- *Russell J. Kunkel*. Mr. Kunkel, age 65, has been a member of the Board since 2004 and is a member of our Audit Committee. He was most recently a member of the Board of Patriot Bank Corp. from 2000 to 2004. He retired from Meridian Bancorp, Inc. in 1997. Prior to his retirement, he served as Vice Chairman of National Penn Bank from 1996 to 1997 and Vice Chairman of Meridian from 1985 to 1995. From 1967 to 1985 he served as Executive Vice President and in various other positions at Meridian.
- *Michael A. Morello*. Mr. Morello, age 54, has served on the Board since 2006 and is a member of our Nominating and Corporate Governance Committee, our Compensation Committee and our Executive Committee. He is the owner of Stagecoach Investors, LLC, a real estate development company, and Stardust Development Company, LLC, a self storage and real estate development company.
- *Guy W. Miller, Jr.* Mr. Miller, age 62, has been a member of the Board since 1999 and is a member of our Audit Committee. He is the President and Chief Executive Officer of Homes by Keystone, Inc., a modular homes manufacturer.
- *E. Susan Piersol*. Ms. Piersol, age 53, has served on the Board since 2004 and is a member of our Nominating and Corporate Governance Committee. She is the President and Chief Executive Officer of Piersol Development, a residential home builder and real estate developer.
- *William J. Reuter*. Mr. Reuter, age 58, has served on the Board since 1999. He is the Chairman of the Board, President and Chief Executive Officer.

The Class of 2010 nominees are as follows:

- *James A. Ulsh*. Mr. Ulsh, age 61, was appointed to the Board effective as of the consummation of the merger with Community and prior to the merger was a member of the Board of Directors of Community and its predecessor from 1977 to 2007. Since 1973, Mr. Ulsh has been employed as an attorney with the Harrisburg, Pennsylvania, law firm of Mette, Evans & Woodside.
- *Dale M. Weaver*. Mr. Weaver, age 69, was appointed to the Board effective as of the consummation of the merger with Community and prior to the merger was a member of the Board of Directors of Community from 2005 to 2007. Mr. Weaver is the former owner and President of New Holland Custom Woodwork, Ltd., which manufactured church furniture and millwork.

The Class of 2009 nominees are as follows:

- *Anthony J. Agnone, Sr.* Mr. Agnone, age 55, is the President of Eastern Athletic Services, a full-service organization providing pre-draft counseling, combine preparation, contract negotiations, financial, budget and tax planning, marketing and endorsement opportunities to professional football players, which Mr. Agnone founded in 1978. He has also been an adjunct member of the faculty of the University of Baltimore School of Law since 1997, a member of the Board of Directors of our Subsidiary, Susquehanna Bank, since 1995, and the Board of Directors of the Sports Lawyers Association since 1988.
- *Scott J. Newkam.* Mr. Newkam, age 57, was appointed to the Board effective as of the consummation of the merger with Community and prior to the merger was a member of the Board of Directors of Community from 2003 to 2007. Since September 1999, Mr. Newkam had been the President and Chief Executive Officer of Hershey Entertainment & Resorts Company, a company which owns and operates resort and entertainment facilities in Hershey, Pennsylvania. From 1997 to September 1999, Mr. Newkam was Executive Vice President and Chief Operating Officer of the company. Mr. Newkam is a certified public accountant and has supervised and been actively involved in the preparation of financial statements. Mr. Newkam retired from Hershey Entertainment & Resorts Company on December 31, 2006.
- *Christine Sears.* Mrs. Sears, age 52, was appointed to the Board effective as of the consummation of the merger with Community and prior to the merger was a member of the Board of Directors of Community from 2005 to 2007. Mrs. Sears, a certified public accountant, is an Executive Vice President and the Chief Financial Officer of Penn National Insurance, a position to which she was appointed in 2007. She was Senior Vice President and Chief Financial Officer of Penn National Insurance from 1999 to 2007.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

Nominations by Shareholders

The Board's Nominating and Corporate Governance Committee has adopted a formal policy for shareholders to recommend nominees to the Board. Under that policy, the committee will review nominations made by shareholders and received by the committee prior to the date set as the deadline for submission of shareholder proposals for inclusion in the proxy statement for the applicable annual meeting. For example, nominations for the 2009 Annual Meeting must be received by the committee no later than November 17, 2008. The committee will evaluate and consider shareholder nominations using the same criteria as used for nominations submitted by company management or board members, as described above. In making the evaluation, the committee may seek additional information on the nominee from either the nominee or the shareholder making the nomination.

Our Bylaws provide that at each Annual Meeting, any holder of our common stock may make additional nominations for election to the Board. Each nomination must be made in accordance with our Bylaws and preceded by a notification made in writing and delivered or mailed to our President not less than 14 days prior to the Annual Meeting. The notification must contain the following information to the extent known by the notifying shareholder without unreasonable effort or expense:

- the name and address of each proposed nominee;
- the principal occupation of each proposed nominee;
- the total number of shares of our capital stock that will be voted by the notifying shareholder for the proposed nominee;
- the name and residential address of the notifying shareholder; and
- the number of shares of our capital stock owned by the notifying shareholder.

In the absence of instructions to the contrary, proxies will be voted in favor of the election of the Boards' nominees. In the event any of the nominees should become unavailable, the proxies will be voted for those substitute nominee(s) chosen by the Board. The Board has no present knowledge that any of the nominees will be unavailable to serve.

Biographical Summaries of Current Directors and Director Nominees

The name and age of each current Director and Director nominee, as well as his or her business experience (including principal occupation and the period during which he or she has served as our Director), are set forth in the following table:

Name	Age	Business Experience Including Principal Occupation for Past Five Years	Director Since	Present Term Expires
Peter DeSoto(1)	68	Chief Executive Officer, J.T. Walker Industries, Inc., parent holding company of M.I. Windows and Doors, Inc. (window and door manufacturer)	2007	2008
Eddie L. Dunklebarger(1)	54	Vice Chairman of the Board and Executive Vice President, Susquehanna Bancshares, Inc.; former Chairman of the Board, President and Chief Executive Officer, Community Banks Inc.	2007	2008
Russell J. Kunkel(1)	65	Retired Vice Chairman, Meridian Bancorp, Inc.	2004	2008
Guy W. Miller, Jr.(1)	62	President and Chief Executive Officer, Homes by Keystone, Inc. (modular homes manufacturer)	1999	2008
Michael A. Morello(1)	54	Owner, Stagecoach Investors, LLC (real estate development company) and Stardust Development Company, LLC (self-storage and real estate development company)	2006	2008
E. Susan Piersol(1)	53	President and Owner, Piersol Development (residential home builder and real estate developer)	2004	2008
William J. Reuter(1)	58	Chairman of the Board, President and Chief Executive Officer, Susquehanna Bancshares, Inc.; Chairman of the Board, Susquehanna Bank	1999	2008
Anthony J. Agnone, Sr.(2)	55	President, Eastern Athletic Services (sports agency)	(2)	(2)
Bruce A. Hepburn	65	Certified Public Accountant (sole proprietor)	2002	2009

Name	Age	Business Experience Including Principal Occupation for Past Five Years	Director Since	Present Term Expires
Henry H. Gibbel(3)	72	Chairman and Chief Executive Officer, Lititz Mutual Insurance Co., Penn Charter Mutual Insurance Co., Farmers & Mechanics' Mutual Insurance Company and Livingston Mutual Insurance Company; President, Excess Reinsurance Company (insurance companies)	1982	2009
Scott J. Newkam(4)	57	Retired Chairman, President and Chief Executive Officer, Hershey Entertainment & Resorts Company (entertainment and resorts company)	2007	(4)
M. Zev Rose	70	Attorney, President, Shareholder and Director, Sherman, Silverstein, Kohl, Rose & Podolsky (law firm)	2002	2009
Christine Sears(4)	52	Executive Vice President and Chief Financial Officer, Penn National Insurance (insurance company)	2007	(4)
Roger V. Wiest	67	Attorney and Managing Partner, Wiest, Muolo, Noon & Swinehart (law firm)	1992	2009
Wayne E. Alter, Jr.	56	President and Chief Executive Officer, DynaCorp, Inc. (real estate development and management company); Managing Member of each of Equinox Properties LLC, Fountain Vista, LLC, Quest One LLC, Kensington LLC, Collegiate Acres LLC, Black Rock Meadows, LLC and Kensington Commercial Center, LLC (real estate ownership and management companies); Former Chairman and Chief Executive Officer, Dynamark Security Centers, Inc. (security company); Former President and Chief Executive Officer, WEA Enterprises, Inc. (aviation business); and Former Managing Member of each of Lawton Vista, LLC, FF Operations, LLC and Crestwood Properties, LLC (real estate ownership and management companies)	2001	2010
James G. Apple(3)	72	President, Butter Krust Baking Co., Inc., a subsidiary of Sara Lee Corporation (baking company)	1992	2010
Donald L. Hoffman	66	President and Chief Executive Officer, Roy L. Hoffman & Sons, Inc. (meat processing, manufacturing, distribution and catering company)	2007	2010

Name	Age	Business Experience Including Principal Occupation for Past Five Years	Director Since	Present Term Expires
James A. Ulsh(5)	61	Attorney and Shareholder, Mette, Evans & Woodside (law firm)	2007	(5)
Dale M. Weaver(5)	69	Retired President and Owner, New Holland Custom Woodwork, Inc. (millwork and furniture manufacturer)	2007	(5)
William B. Zimmerman	71	President and Chief Executive Officer, Zimmerman's Hardware & Supply Co., Inc. (hardware store)	2001	2010

(1) The Board's nominee for election at the Annual Meeting for terms expiring 2011.

(2) Mr. Agnone is a nominee for election at the Annual Meeting for a term expiring in 2009 and has not served on the Board prior to his nomination.

(3) Will not be a member of the Board after April 30, 2008.

(4) The Board's nominee for election at the Annual Meeting for terms expiring in 2009.

(5) The Board's nominee for election at the Annual Meeting for terms expiring in 2010.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board. As part of its duties, the Board oversees our corporate governance for the purpose of creating long-term value for shareholders and safeguarding our relationships with our employees, customers, suppliers, creditors and the communities in which we do business. The Board considers the interests of all such parties when, together with our management, it sets our strategies and objectives. The Board also evaluates management's performance in pursuing and achieving those strategies and objectives.

The Board has adopted a Code of Ethics that outlines the principles, policies and laws that govern all of our activities and establishes guidelines for workplace conduct. The Code of Ethics applies to all of our Directors, officers and employees, including senior officers, and every Director, officer and employee is required to read and comply with the Code. You can find a copy of the Code of Ethics by visiting our website, *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Code of Ethics of Susquehanna Bancshares, Inc.," or by visiting *http://www.snl.com/cache/1500013737.pdf.* A copy of the Code may also be obtained, free of charge, by written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Corporate Secretary. We intend to disclose amendments to, or Director and executive officer waivers from, the Code of Ethics, if any, on our website, or by Form 8-K to the extent required by NASDAQ listing standards.

The Board has also adopted Corporate Governance Guidelines applicable to the Board and each member of the Board. You can find a copy of the Corporate Governance Guidelines by visiting our website, *www.susquehanna.net*, and following the links to "Investor Relations," "Governance Documents," and "Corporate Governance Guidelines," or by visiting *http://www.snl.com/cache/1001139331.pdf.*

Board Meetings

The Board met 12 times during 2007. Each of the Directors attended at least 75% of the Board's meetings in 2007 and the meetings in 2007 of those Board committees on which he or she served that were held during the period in which he or she served as a Director, except for Mr. T. Max Hall, who attended 67% of the Board's meetings in 2007 and the meetings in 2007 of those Board committees on which he served during the period in which he served as a Director, and Mr. Apple, who attended 64% of the Board's meetings in 2007 and the meetings in 2007 of those Board committees on which he served during the period in which he served as a Director. Mr. Hall attended two of three Board meetings prior to the 2007 Annual Meeting, at which he was no longer eligible to serve on the Board because he had attained the age of 72. Mr. Apple attained the age of 72 prior to the 2008 Annual Meeting and he will not be eligible to serve on the Board after the 2008 Annual Meeting. Messrs. Hall and Apple were unable to attend 75% of the Board meetings because they had personal commitments that conflicted with the scheduled dates of the Board meetings.

Our independent Directors met in executive session twice in 2007, without any management Directors or non-independent Directors in attendance.

All of our directors attended last year's Annual Shareholders' Meeting. The Board requires all of its members to attend all regularly scheduled Board meetings, as well as the annual shareholders' meeting. Exceptions are permitted for extenuating circumstances on a case-by-case basis. A Director's attendance record will be considered by the Nominating and Corporate Governance Committee in its nominating process.

Board Independence

The Board has determined that, except for Messrs. Reuter, Dunklebarger and Ulsh, all of its members are "independent" as defined under the listing standards of the National Association of Securities Dealers for The NASDAQ Stock Market LLC. Mr. Reuter is our President and Chief Executive Officer. Mr. Dunklebarger is an

Executive Vice President. Mr. Ulsh is a shareholder in the law firm of Mette, Evans & Woodside, which was paid approximately $689,000 by Susquehanna and Community for legal services in 2007. The Board believes that the NASDAQ independence requirements contained in the listing standards provide the appropriate standard for assessing director independence and uses the requirements in assessing the independence of each of its members. In making its determination with respect to the independence of each Director, the Board did not consider any transactions by our Directors that are approved under our written statement of policy with respect to related-party transactions as more fully described in the section of this Proxy Statement entitled "Certain Relationships and Related Transactions," unless such transaction resulted in a per se independence disqualification under the Nasdaq independence rules.

Board Committees

The Board has the following four standing committees:

Nominating and Corporate Governance Committee

Year Formed	Number of Meetings in 2007	Committee Members(1)	Functions Performed
2003	4	Wayne E. Alter, Jr. James G. Apple Henry H. Gibbel Donald L. Hoffman Michael A. Morello E. Susan Piersol Roger V. Wiest	• develop qualification criteria for Board members; • identify individuals qualified to become Board members; • recommend that the Board select director nominees for each annual meeting of shareholders; and • develop and recommend to the Board corporate governance policies and procedures applicable to the company.

(1) Each Director who serves on the Nominating and Corporate Governance Committee is "independent" for purposes of the National Association of Securities Dealers' listing standards for The NASDAQ Stock Market LLC.

You can find a copy of our Nominating and Corporate Governance Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Nominating and Corporate Governance Committee of Susquehanna Bancshares, Inc.," or by visiting *http://www.snl.com/cache/1001139330.pdf.*

Audit Committee

Year Formed	Number of Meetings in 2007	Committee Members(1)	Functions Performed
1987	9	James G. Apple Bruce A. Hepburn(2) Russell J. Kunkel Guy W. Miller, Jr.	• meet with our independent accountants and review the scope and results of our annual audit; • review information pertaining to internal audits; • oversee that our management has: maintained the reliability and integrity of accounting policies, financial reporting and disclosure practices; established and maintained processes to assure an adequate system of internal control; and established and maintained processes to assure compliance with applicable laws, regulations and corporate practices; • meet with the Board on a regular basis to report the results of its reviews; • select the independent accountants and review periodically their performance and independence from management; • review and approve our Internal Audit Plan; • periodically meet privately with our independent accountants, senior management and our General Auditor; and • review and approve transactions between us and related parties.

(1) Each Director who serves on the Audit Committee is "independent" for purposes of the Sarbanes-Oxley Act of 2002 and Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards for The NASDAQ Stock Market LLC.

(2) The Board has determined that Bruce A. Hepburn is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Mr. Hepburn, like all members of the Audit Committee, is "independent" for the purposes of the Sarbanes-Oxley Act of 2002 and National Association of Securities Dealers' listing standards for The NASDAQ Stock Market LLC.

You can find a copy of our Audit Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Audit Committee of Susquehanna Bancshares, Inc.," or by visiting *http://www.snl.com/cache/1001138276.pdf.*

Compensation Committee

Year Formed	Number of Meetings in 2007	Committee Members(1)	Functions Performed(2)
1987	9	Wayne E. Alter, Jr. Henry H. Gibbel Bruce A. Hepburn Michael A. Morello	• review and approve key executive salaries and salary policy; • with respect to our Chief Executive Officer, determine the salary and criteria for that office; • administer our equity compensation plans; • approve participants in our Executive Deferred Income Plan; and • review and approve the design of any new supplemental compensation programs applicable to executive compensation.

(1) Each Director who serves on the Compensation Committee is "independent" for purposes of the National Association of Securities Dealers' listing standards for The NASDAQ Stock Market LLC.

(2) Please refer to the "*Compensation Discussion and Analysis*" section below for greater detail regarding the scope of authority of the Compensation Committee and the role others in our organization, such as our management, play in determining compensation levels.

You can find a copy of our Compensation Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Compensation Committee of Susquehanna Bancshares, Inc.," or by visiting *http://www.snl.com/cache/1001132543.pdf.*

Executive Committee

Year Formed	Number of Meetings in 2007	Committee Members(1)	Functions Performed
2007	0(2)	Wayne E. Alter, Jr. Henry H. Gibbel Bruce A. Hepburn Michael A. Morello M. Zev Rose Roger V. Wiest	• discuss, analyze and consult with the Chief Executive Officer on issues related to the business affairs of the company, including, without limitation, strategic planning, mergers and acquisitions, human resource and banking matters.

(1) Each Director who serves on the Executive Committee is "independent" for purposes of the National Association of Securities Dealers' listing standards for The NASDAQ Stock Market LLC.

(2) The Executive Committee was authorized by the Board in the fourth quarter of 2007 but did not hold a meeting in that year.

Shareholder Communications with the Board

A shareholder who wishes to communicate with the Board may do so by sending his or her correspondence to William J. Reuter, Chairman, President and Chief Executive Officer, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Board of Directors. Mr. Reuter will forward such correspondence to the Chairman of the Board's Nominating and Corporate Governance Committee. Typically, Mr. Reuter will not forward to the Board communications from our shareholders that are of a personal nature or are not related to the duties and responsibilities of the Board.

ANNUAL AUDIT INFORMATION

Report of the Audit Committee

On February 26, 2008, the Audit Committee reviewed Susquehanna's audited financial statements and met with both management and PricewaterhouseCoopers LLP, Susquehanna's independent accountants, to review and discuss those financial statements. Management has the primary responsibility for Susquehanna's financial statements and the overall reporting process, including Susquehanna's system of internal controls. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee received from and discussed with PricewaterhouseCoopers LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from Susquehanna. The Audit Committee also considered whether the provision of non-audit services by PricewaterhouseCoopers LLP was compatible with the maintenance of PricewaterhouseCoopers LLP's independence. The Audit Committee also discussed with PricewaterhouseCoopers LLP any matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Based on these reviews and discussions, the Audit Committee recommended to the Board that Susquehanna's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The Susquehanna Bancshares, Inc. Audit Committee:

Bruce A. Hepburn, Chair
James G. Apple
Russell J. Kunkel
Guy W. Miller, Jr.

Summary of Pre-Approval Policy for Audit and Non-Audit Services

The Audit Committee of the Board is responsible for the appointment, compensation and oversight of the work of the independent auditor. This responsibility includes, but is not limited to, evaluating the independence of the independent auditor in the performance of audit and non-audit related services to Susquehanna and pre-approving the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from Susquehanna. Accordingly, the Audit Committee has adopted, and the Board has ratified, a Pre-Approval Policy for Audit and Non-Audit Services (the "Policy"), which sets forth the procedures and the conditions pursuant to which services proposed for performance by the independent auditor may be pre-approved.

Proposed services either may be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"); or require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee believes that the combination of these two approaches results in an effective and efficient procedure to pre-approve services performed by the independent auditor. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are established annually by the Audit Committee.

The Audit Committee takes additional measures on an annual basis to meet its responsibility to oversee the work of the independent auditor and to assure the auditor's independence from Susquehanna, such as reviewing a formal written statement from the independent auditor delineating all relationships between the independent auditor and Susquehanna, consistent with Independence Standards, and discussing with the independent auditor its methods and procedures for ensuring independence.

Fees Billed by Independent Accountants to Susquehanna

The aggregate fees billed to Susquehanna by PricewaterhouseCoopers LLP for each of the fiscal years ended December 31, 2007 and 2006, respectively (all of which were approved by the Audit Committee), are set forth in the table below:

	For the Fiscal Year Ended December 31, 2007	For the Fiscal Year Ended December 31, 2006
Audit Fees(1)	$1,050,000	$1,100,000
Audit-Related Fees(2)	596,415	418,875
Tax Fees(3)	371,110	460,894
All Other Fees	—	—

(1) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2007	2006
• Audits of Financial Statements	$610,000	$480,000
• Audits of Financial Statements (Section 404)	300,000	480,000
• Statutory Audits	55,000	55,000
• Consents	10,000	10,000
• Assistance with and Review of Documents Filed with the SEC	75,000	75,000

(2) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2007	2006
• Accounting Consultations and Audits in Connection with Acquisitions	$371,415	$25,000
• Attest Services Not Required by Statute or Regulation (primarily securitization-related)	200,000	368,875
• Consultation Concerning Financial Accounting and Reporting	25,000	25,000

(3) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2007	2006
• Tax Compliance	$224,255	$207,094
• Tax Planning	130,955	253,800
• Tax Advice	15,900	—

The Audit Committee has considered whether the provision of the non-audit services described above is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Overview

Susquehanna's executive compensation program is designed to be closely linked to corporate performance and returns to shareholders. Each year the Compensation Committee conducts a review of our executive compensation program. With respect to Valley Forge Asset Management Corp., or Valley Forge, our wholly owned subsidiary, executive compensation programs are designed to be closely linked to Valley Forge's profitability and investment performance. The overall objectives of these strategies are:

- to attract and retain the best possible executive talent;
- to motivate executives to achieve the goals inherent in our business strategy;
- to link executive and shareholder interests through equity-based plans; and
- to provide a compensation package that recognizes individual contributions, as well as overall business results.

The compensation of Messrs. Reuter, Hostetter and Duncan is determined by our Compensation Committee. On March 10, 2008, we accepted Mr. Duncan's resignation from his position as Executive Vice President. Mr. Duncan is resigning his position with us to pursue other business opportunities in the western United States. His resignation is expected to be effective on or before May 29, 2008. The compensation of Mr. Francis, who is the President and Chief Executive Officer of Valley Forge, is determined by our Compensation Committee, based largely on the recommendations of the Board of Valley Forge. With respect to Mr. Dunklebarger, since he joined Susquehanna as a result of the completion of our acquisition of Community in November 2007, his compensation for 2007 was based upon the employment agreement executed in connection with the acquisition and certain contractual obligations—between Mr. Dunklebarger and Community regarding his compensation—that Susquehanna assumed at closing. It is anticipated that in 2008 Mr. Dunklebarger will be integrated into our overall executive compensation program and the Compensation Committee will review Mr. Dunklebarger's compensation in the same manner as it currently does for our other executive officers, other than Mr. Francis.

For purposes of this Compensation Discussion and Analysis, we first discuss the elements of our compensation program for Messrs. Reuter, Hostetter, Duncan and Francis. Following that discussion, we discuss the elements of Mr. Dunklebarger's executive compensation program, as they differ based on the contractual obligations we entered into at the time of the Community acquisition.

A discussion of each of the elements of our executive compensation program is set forth below.

Salary and Incentive Compensation

Compensation Components

The key components of our executive compensation consist of

- base salary and
- cash and equity incentives.

The Compensation Committee's policies with respect to each of these components, including the basis for the compensation awarded to each of Messrs. Reuter, Hostetter and Duncan, are discussed below. Mr. Francis is employed by Valley Forge. His compensation is determined under somewhat different principles, and in many cases, is provided under different arrangements than those applicable to our other named executive officers. Where applicable, a discussion of Valley Forge's programs is included as they apply to Mr. Francis. For

Mr. Dunklebarger, his 2007 compensation was determined by the agreements executed at the time of the completion of our acquisition of Community and is described below under "*Arrangements with Eddie Dunklebarger.*" In addition, while each element of compensation described below is considered separately, the Compensation Committee takes into account the aggregated present value of the compensation package for each individual, including pension benefits, severance plans, insurance and other benefits and compares that package to comparable companies, as described in more detail under "*Peer Group Considerations*" below. In considering how the aggregated compensation package for each individual compares to that offered to the named executive officers of comparable companies, the Compensation Committee considers the overall performance of those comparable companies vis-a-vis Susquehanna's overall performance for the period in question.

Peer Group Considerations

The Compensation Committee believes that our most direct competitors for executive talent are not necessarily the companies that would be included in a peer group established for comparing shareholder returns. Successful executives in the banking industry have a broad range of opportunities in the financial industry generally, either with larger or smaller institutions, or with related industry groups or unrelated industry groups in some instances (a chief financial officer, for example). Many of these companies are not publicly traded. The Compensation Committee's annual compensation reviews permit an ongoing evaluation of the link between our performance and executive compensation in this greater context.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the compensation for our corporate officers, including Messrs. Reuter, Hostetter and Duncan. In reviewing the individual performance of Messrs. Hostetter and Duncan, the Compensation Committee solicits and considers the views and recommendations of Mr. Reuter. As stated above, in 2007, the compensation for Mr. Dunklebarger was approved by the Compensation Committee and the Board in connection with the approvals of our acquisition of Community.

In determining Mr. Francis's compensation, the Board of Directors of Valley Forge recommends to the Compensation Committee, for its approval, the compensation of Mr. Francis. In doing so, the Valley Forge Board of Directors solicits the input of Mr. Reuter, who in turn, solicits the views of Mr. Hostetter. The Board of Directors of Valley Forge is comprised of 9 individuals, including Messrs. Reuter, Dunklebarger, Duncan and Francis. Mr. Francis does not play a role in the determination of his own compensation.

Base Salaries

Base salaries for our executive officers initially were determined pursuant to their employment agreements but are eligible for adjustment annually at the beginning of our fiscal year. In February 2007, Messrs. Reuter, Hostetter, Duncan and Francis received base salary adjustments effective as of January 1, 2007, which were discussed in our Compensation Discussion and Analysis, included in our 2007 proxy statement. As is more fully described below, in considering annual salary adjustment for 2008 for Messrs. Reuter, Hostetter and Duncan, the Compensation Committee met in February 2008 and evaluated the performance of Susquehanna and of each executive officer and considered new responsibilities delegated to each executive officer during the year (in the case of executive officers with responsibility for a particular business unit, the unit's financial results are also considered).

In conducting its deliberations, the Compensation Committee makes use of an executive compensation analysis prepared by Pearl Meyer & Partners, a nationally recognized executive compensation consultant. The 2007 study analyzed compensation paid to executives at participating financial institutions with assets between $3 billion and $17 billion and financial holding companies with median assets of $8.6 billion.

The study creates a peer group within the range described above and describes the compensation paid to executives at various management levels. The base salary of all similar positions within the study group was used as the basis for calculating a base salary midpoint for each job description. The salaries of Messrs. Reuter, Hostetter and Duncan were compared to the midpoint applicable to their job descriptions, and increases were awarded based upon individual performance and contributions, as explained below, with each salary targeted to fall within the industry competitive range (and, indeed, the base salaries for each of Messrs. Reuter, Hostetter and Duncan fall within the range established for his respective job description).

In evaluating an executive officer's performance, the Compensation Committee looks to his accomplishments (which may include both qualitative and quantitative measures) and the results produced by the executive officer (which are based on quantitative measures). In considering the various factors that are weighed in this process, no differentiation as to weighting or relative importance has been established; rather, the Compensation Committee is permitted to assign a weight and importance to each factor as the Compensation Committee, in its discretion, deems appropriate.

In determining the compensation package awarded to each of Messrs. Reuter, Hostetter and Duncan, the Compensation Committee did not attach particular weight to their employment agreements, other than to recognize that the employment agreements provide that base salary will be set at a rate agreed between the parties, or in the absence of agreement, increased on the basis of the Consumer Price Index.

With respect to Mr. Reuter, the Compensation Committee took the following factors into account in setting his base salary:

- the base salaries of chief executive officers of peer companies (as reflected in the Pearl Meyer & Partners study);
- our success in meeting our tangible return on equity and other financial goals in 2007;
- the performance of our common stock;
- mergers and acquisitions generally;
- the success of the acquisition and integration of Community;
- the Compensation Committee's assessment of Mr. Reuter's individual performance;
- the length of Mr. Reuter's service to Susquehanna;
- Mr. Reuter's public representation of Susquehanna by virtue of his community and industry stature; and
- the Consumer Price Index that would otherwise be applicable for the year of evaluation.

With respect to Mr. Hostetter, the Compensation Committee took the following factors into account in setting his base salary:

- the base salaries of similarly situated officers of peer companies (as reflected in the Pearl Meyer & Partners study);
- our success in meeting our tangible return on equity, securitization and other financial goals in 2007;
- mergers and acquisitions generally;
- the success of the acquisition and integration of Community based on certain short-term financial goals;
- the performance of our common stock;
- Mr. Reuter's assessment of Mr. Hostetter's individual performance; and
- the Consumer Price Index that would otherwise be applicable for the year of evaluation.

With respect to Mr. Duncan, the Compensation Committee took the following factors into account in setting his base salary:

- the base salaries of similarly situated officers of peer companies (as reflected in the Pearl Meyer & Partners study);
- our success in meeting our tangible return on equity and other financial goals in 2007;
- mergers and acquisitions generally;
- the success of the acquisition and integration of Community, based on certain long-term human capital goals, taking into account the combined organization and the impact on revenues;
- the performance of our common stock;
- Mr. Reuter's assessment of Mr. Duncan's individual performance; and
- the Consumer Price Index that would otherwise be applicable for the year of evaluation.

With respect to Mr. Francis, his base salary is kept slightly below general market levels. His base salary is supplemented with the bonus programs described below, which are tied to Valley Forge's profitability and investment performance. The Board of Directors of Valley Forge has intentionally recommended this format because it believes this combination of base salary and bonus programs affords Mr. Francis the opportunity to bring his total compensation to industry competitive levels while aligning his activities and overall performance with Valley Forge's profitability and investment performance goals.

Mr. Francis's base salary for 2008 has been set at $325,000, which represents an 8.3% increase over his 2007 base salary. In making this increase, the Compensation Committee took into account the following factors:

- the base salaries of similarly situated executives;
- the financial performance of Valley Forge and Susquehanna's other wealth management affiliates; and
- Mr. Reuter's assessment of Mr. Francis's individual performance.

The following table sets forth the 2007 and 2008 base salaries for each of Messrs. Reuter, Hostetter, Dunklebarger, Duncan and Francis:

Name	2007 Base Salary(1)	% Increase Over 2006 Base Salary
William J. Reuter	$700,000	7.0%
Drew K. Hostetter	364,641	5.0
Eddie L. Dunklebarger	500,000	N/A(2)
Gregory A. Duncan	374,460	7.2
Bernard A. Francis, Jr.	300,000	9

(1) On an annualized basis, effective March 9, 2007.

(2) Mr. Dunklebarger joined Susquehanna on November 16, 2007.

Name	2008 Base Salary(1)	% Increase Over 2007 Base Salary
William J. Reuter	$750,000	7.1%
Drew K. Hostetter	384,641	5.5
Eddie L. Dunklebarger	500,000	N/A(2)
Gregory A. Duncan	416,000	11.1
Bernard A. Francis, Jr.	325,000	8.3

(1) On an annualized basis, effective March 7, 2008.

(2) Since Mr. Dunklebarger joined Susquehanna on November 16, 2007, no increase in base compensation was approved at this time.

Cash and Equity Incentives

In 2007, the Compensation Committee chose to cancel the Key Executive Incentive Plan for 2007, which consisted of both short-term cash incentives and long-term equity incentives, while it evaluated a new approach for 2008. At that time the Compensation Committee determined that it would consider discretionary awards at the end of the year.

Because we did not have a short-term incentive plan with tangible goals against which to measure performance in place for 2007, the Compensation Committee decided not to grant any discretionary short-term incentives in the form of cash bonuses to the named executive officers for 2007. However, based on the Pearl Meyer & Partners study, the Compensation Committee determined that long-term incentives in the form of additional equity grants need to be made to our named executive officers to be within a competitive range of the equity grants provided to the named executive officers of comparable companies (based on size). Accordingly, on February 27, 2008, the Compensation Committee approved the following discretionary grants under our 2005 Equity Compensation Plan: (i) non-qualified stock options in the amount of 50,000, 25,000, 25,000, 5,000 and 25,000 to each of Messrs. Reuter, Hostetter, Dunklebarger, Francis and Duncan, with an exercise price of $21.82 per share and vesting one-third on February 27, 2011, one-third on February 27, 2012 and one-third on February 27, 2013; and (ii) restricted shares in the amount of 6,000, 3,000, and 3,000 to each of Messrs. Reuter, Hostetter, and Duncan, respectively, vesting one-third on February 27, 2009, one-third on February 27, 2010 and one-third on February 27, 2011. In addition, in February 2007, based on a report made by Pearl Meyer & Partners, the Compensation Committee awarded certain equity grants to our executive officers that are reflected in the executive compensation tables and were described in the Compensation Discussion and Analysis included in our 2007 proxy.

Susquehanna Incentive Plan

During 2007, the Compensation Committee retained Pearl Meyer & Partners, an independent consultant, to evaluate all of our incentive plans, including the Key Executive Incentive Plan, and make recommendations. The objective was to simplify and consolidate the plans, enhance efficiency and administration, align the plans with performance and facilitate teamwork across Susquehanna. As a result of the review, the Compensation Committee and the Board approved a new performance incentive framework for the company that is intended to meet those objectives. While the new incentive plan (the "Susquehanna Incentive Plan") is not effective until 2008, it has both a cash incentive component available to all participants and an equity incentive component that is only available to a select group. The equity incentive component is discussed more fully in a separate section below. The Susquehanna Incentive Plan replaces the Key Executive Incentive Plan previously in effect, the commercial and retail incentive and referral plans and all of the Community incentive plans.

The objectives of the Susquehanna Incentive Plan are to:

- align executives, management and employees with our strategic plan and critical performance goals;
- encourage teamwork and collaboration across all of our areas;
- motivate and reward achievement of core performance objectives;
- provide payouts commensurate with our performance;
- provide competitive total compensation opportunities;
- enable us to attract, motivate and retain talented employees; and
- create a program that is simple and easy to understand and administer.

The Compensation Committee approves all participants in the Susquehanna Incentive Plan. Select key executives are eligible to participate in the Susquehanna Incentive Plan based on their role in the organization. In general, participation in the plan includes management-level employees and employees whose job function is tied to responsibility for the revenue of the company and customer service. Other criteria for participation include the following:

- individuals must be employed by October 31 to be eligible to participate in the Susquehanna Incentive Plan for the plan year;
- a participant must have received a performance rating of "satisfactory" or better for the year and remain in good standing throughout the year; and
- a participant must be an active employee as of the award payout date to receive an award.

The Susquehanna Incentive Plan operates on a calendar-year schedule. Cash incentive awards are paid out within the first two and a half months following year-end. Each participant in the Susquehanna Incentive Plan is assigned a specific-target cash incentive award, based on his or her role with us. The target incentive awards are based on competitive practices and reflect the award to be paid for meeting predefined performance goals. Awards are defined as a percentage of base earnings. Actual awards can range from 0% to 150% of target, depending on performance. Threshold performance will pay out at 50% of target and achieving stretch performance can result in awards of up to 150% of target. Performance below the threshold level will result in no payout. Within the formula under the Susquehanna Incentive Plan, the Compensation Committee has the discretion to take into account circumstances that may have affected performance as to any particular participant.

Performance measures fall into the following four categories: corporate/SBI; affiliate; region/function/unit; and individual. Each participant has predefined performance goals in one or more of these categories. The specific allocation of goals is determined based on the participant's role and key area of contribution. The weighting for these performance measures will be allocated across the goals to reflect focus and allocation of incentive awards. Mr. Reuter sets the goals for Messrs. Dunklebarger, Hostetter and Francis in consultation with the executives. Mr. Dunklebarger sets the goals for Mr. Duncan in consultation with him. Mr. Reuter's goals are reviewed and discussed with the Compensation Committee.

Our 2008 corporate goals are shown below in the following table and based on two critical financial measures: earnings-per-share growth and tangible return on equity. These goals are net of all incentives paid so we must achieve higher earnings per share and tangible return on equity to fund the Susquehanna Incentive Plan.

	Threshold 50% Payout	Target 100% Payout	Stretch 150% Payout
Tangible return on equity	18.0%	19.0%	20.0%
Earnings per share	$1.52	$1.62	$1.72

Equity Incentive Component. Thirteen of our executive officers, including all of our named executive officers, are eligible to receive an equity incentive component to their bonus compensation under the Susquehanna Incentive Plan. The equity component is tied to the same targets as the performance goals applicable to the cash incentive. In determining whether to grant any equity awards, the Compensation Committee considers the level of achievement of the applicable performance goals (which, in the case of the executive officers, fall into corporate and individual categories), taking into account the recommendations of Mr. Reuter.

In addition, Valley Forge maintains two bonus programs in which Mr. Francis participates.

Under the first bonus program, employees of Valley Forge may receive a bonus paid in semi-annual installments. The amount of Mr. Francis's bonus under this program is recommended by Mr. Reuter in consultation with Mr. Hostetter, within established guidelines. The guidelines of this program have both quantitative and qualitative key elements.

The quantitative key elements are:

- growing and maintaining gross operating pre-tax and pre-intercompany allocations profits and profit margins relative to operating conditions and industry standards;
- maintaining good year-over-year absolute investment performance (relative to market conditions);
- meeting or exceeding equity and balanced benchmark performance over three- and five-year time frames; and
- meeting or exceeding peer-style benchmark performance over three- and five-year time frames.

The qualitative key elements, which are subjective in nature, are:

- an individual's overall leadership ability; and
- an individual's ability to build and maintain a professional staff.

Additionally, with respect to Mr. Francis, the following qualitative elements are taken into account:

- his personal responsibility for significant revenue generation from his sales, servicing and portfolio management activities;
- his compliance responsibilities as Valley Forge's securities principal; and
- the quality of his public representation of Susquehanna and Valley Forge, both within our footprint and nationally.

In considering the various quantitative and qualitative elements, no specific weight is required to be assigned to any particular factor. Rather, the Board of Directors of Valley Forge, in formulating its recommendations to the Compensation Committee, assigns such weight and importance to each factor as it deems appropriate, in its discretion.

In 2007, because Valley Forge met all of the quantitative key elements of the guidelines, and because Mr. Reuter determined in his performance appraisal of Mr. Francis that he met all of the qualitative key elements of the guidelines, in consultation with Mr. Hostetter, Mr. Reuter recommended that Mr. Francis receive a bonus under this program. In August, 2007, the Board of Directors of Valley Forge approved the first installment of this semi-annual bonus in the amount of $145,000. In February, 2008, the Board of Directors of Valley Forge approved the second installment in the amount of $150,000. The award of these bonuses to Mr. Francis were reported to, and approved by, Susquehanna's Compensation Committee.

Under a second bonus program offered by Valley Forge, certain Valley Forge employees, including Mr. Francis, may be paid in each fiscal year a share of Valley Forge's adjusted pre-tax profit. The share of the adjusted pre-tax profit paid to the employees is a percentage, not greater than 50% of the excess, which leaves Valley Forge with an adjusted pre-tax profit after payment of the bonus that is at least 10% more than the highest comparable adjusted pre-tax target profit for any prior year. No bonus payments were made under this program in 2007.

Retirement and Other Benefits

Supplemental Executive Retirement Plan

Our executive officers, other than Mr. Dunklebarger, also participate in our Supplemental Executive Retirement Plan, which will provide for benefits lost under our Cash Balance Pension Plan due to Internal Revenue Code provisions which limit the compensation that may be taken into account, and the benefits that may be accrued under, a qualified pension plan. Selected participants of the Cash Balance Pension Plan, including Messrs. Reuter, Hostetter, Duncan and Francis, are eligible for benefits under the Supplemental Executive Retirement Plan.

The Supplemental Executive Retirement Plan was amended in 2004 to permit certain individuals designated by the Board, including Mr. Reuter, to receive a minimum benefit equal to (i) 75% of the benefit the individual would have received under the terms of the Retirement Income Plan in effect prior to January 1, 1998, but based on the individual's service and compensation as of his or her retirement date, (ii) reduced by his or her accrued benefit under our Cash Balance Pension Plan. No other named executive officers receive this minimum benefit.

The number of years of credited service, the present value of accumulated benefits and the payments made in 2007 for Messrs. Reuter, Hostetter, Duncan and Francis under the Cash Balance Pension Plan and the Supplemental Executive Retirement Plan are set forth below in the "Pension Benefits" table.

Executive Deferred Income Plan

Our Executive Deferred Income Plan is a non-qualified deferred compensation plan maintained for the convenience of our directors and a select group of our executives (and our subsidiaries' executives) designated by the Compensation Committee. The amounts credited under this plan are solely elective deferrals of previously earned employee and director compensation. We make no contribution to the amounts credited under this plan. The amount deferred by each of our named executive officers is set forth below in the "Non-qualified Deferred Compensation Table."

Executive Life Insurance Program

We provide an executive life insurance program for certain of our executive and senior officers, including Messrs. Reuter, Hostetter and Duncan. This program provides a death benefit to the officer's beneficiary if the officer dies on or before attaining age 70, in an amount equal to two times base salary (less any amounts provided by Susquehanna's group term life insurance policy) or, if the officer dies after attaining the age of 70, in an amount equal to one times his or her base salary (less any amounts provided by Susquehanna's group term life insurance policy). The premiums for this program were paid in 1998 by certain of Susquehanna's wholly owned subsidiaries in a one-time, lump-sum payment in an aggregate amount equal to $9,347,762, of which $534,112, $285,736 and $279,232 and were paid for Messrs. Reuter's, Hostetter's and Duncan's policy premiums, respectively. Under this program, a grantor trust, acting on our behalf, is the direct beneficiary of any death proceeds remaining after an officer's death benefit is paid to his or her beneficiary.

For Mr. Francis, Valley Forge pays the premium on his term life insurance policy. The face amount of this policy is $750,000. The premium paid for this insurance in 2007 was $4,350.

Executive Supplemental LTD Program

We provide executive supplemental long term disability insurance for certain of our executive and senior officers, including Messrs. Reuter, Hostetter, Duncan and Francis. As explained below, Valley Forge also provides similar insurance for Mr. Francis. The individual policies are designed to supplement coverage, in the event of a disability, to bridge the gap between the maximum amount available under the plan and 60% of the executive's salary. The premiums paid for this insurance in 2007 were $8,249, $3,632, $3,632 and $5,285 for Messrs. Reuter, Hostetter, Duncan and Francis, respectively.

Valley Forge provides supplemental long-term disability insurance for Mr. Francis. The policy is designed to supplement coverage, in the event of a disability, to bridge the gap between the maximum amount available under the plan and 60% of the executive's salary. The premium paid for this insurance in 2007 was $4,388.

Perquisites and Other Compensation

Perquisites. We provide company cars to certain of our executive officers, including Messrs. Reuter and Duncan, because they generally travel extensively for business. Mr. Francis receives a monthly automobile allowance, from Valley Forge, of $1,000. We also pay the travel expenses of our executive officers to conventions and seminars which are primarily business related. We pay these costs because they are primarily business related, although they may occasionally result in a personal benefit to the executive. The cost of these perquisites that, in the aggregate, exceed $10,000 for each of our named executive officers, is disclosed in the Summary Compensation Table set forth below. For Mr. Dunklebarger, he received perquisites and other compensation as set forth in his employment arrangements with us and are described below.

Additional Benefits. Each of our named executive officers participates in other employee benefit plans generally available to all employees (e.g., major medical and health insurance, Cash Balance Pension Plan, 401(k) Plan, Employee Stock Purchase Plan) on the same terms as similarly situated employees.

Arrangements with Eddie Dunklebarger

In connection with our merger with Community, we entered into an employment agreement with Mr. Dunklebarger. This employment agreement supersedes and replaces the employment agreement that was previously in place for Mr. Dunklebarger at Community. In determining the compensation package awarded to Mr. Dunklebarger, the Compensation Committee solicited input from Mr. Reuter and, based on that input, determined that Mr. Dunklebarger was an integral part of the acquisition transition process and vital to the overall success of our combined companies.

Under the terms of the employment agreement, Mr. Dunklebarger will receive an annual base salary of $500,000 and hold the titles of Executive Vice President and Vice Chairman of the Board. In addition to base salary and bonus compensation, we provide a company car to Mr. Dunklebarger, pay country club dues because the club memberships are used primarily for business entertainment, and reimburse Mr. Dunklebarger's travel expenses, as we do for each of our named executive officers as described under "*Perquisites and Other Compensation*" above. Beginning in 2008, Mr. Dunklebarger will be eligible to participate in the Susquehanna Incentive Plan as described above.

As part of the merger negotiations, in consideration for the cancellation of his employment agreement with Community and satisfaction of the obligations thereunder, Mr. Dunklebarger received a payment of $1,690,000, as well as certain gross-up payments to cover excise taxes imposed on payments received by Mr. Dunklebarger in connection with the merger, characterized as excess parachute payments under Section 280G of the Internal Revenue Code. In addition, Mr. Dunklebarger received an additional payment of $1,690,000 for agreeing to be bound by the restrictive covenants set forth in his new employment agreement with us. However, 10% of the $1,690,000 payment for the restrictive covenants, or $169,000, was held back and is payable upon the earlier of his termination of employment for any reason other than "Cause" or a "Change in Control," as further described below under the heading "*Potential Payments upon Termination or Change in Control*."

In addition, as part of the merger we assumed certain contractual obligations in place between Mr. Dunklebarger and Community. These agreements are the Survivor Income Agreement between Mr. Dunklebarger and Community, dated February 5, 1999, and the Amended and Restated Salary Continuation Agreement dated January 1, 2004.

The Salary Continuation Agreement provides a supplemental retirement benefit to Mr. Dunklebarger. In the event Mr. Dunklebarger terminates employment due to normal retirement (defined as age 62) for reasons other than death, he will be paid the full annual retirement benefit amount of $180,000 paid in consecutive equal monthly installments on the first day of each month, beginning with the month following Mr. Dunklebarger's normal retirement date and continuing for a total period of 20 years.

The Survivor Income Agreement provides a death benefit to Mr. Dunklebarger's beneficiary equal to the proceeds of a life insurance policy based upon Mr. Dunklebarger's life, divided between us and the beneficiary. We are the owner of the policy and make all payments of premiums and hold all rights of ownership for the policy. In the event of Mr. Dunklebarger's death, his beneficiary will receive the lesser of the following:

- three (3) times Mr. Dunklebarger's base salary in effect for the year in which his death occurs; or

- the amount by which the proceeds of the life insurance policy exceed the cash surrender value of the policy on the day before death.

The death benefit is increased by the projected federal tax rate for the year in which Mr. Dunklebarger dies. Further details concerning the Salary Continuation Agreement and the Survivor Income Agreement are described under the heading "*Potential Payments upon Termination or Change in Control.*"

Severance and Change in Control Arrangements

Employment Agreement Severance and Change in Control Provisions. The severance and change in control arrangements applicable to Messrs. Reuter, Hostetter, Dunklebarger, Duncan, and Francis are set forth in each of their respective employment agreements, as discussed in detail below under the heading "*Potential Payments Upon Termination or Change in Control.*" The Compensation Committee approved the change in control provisions in these agreements because the committee desired to alleviate the financial hardships which may be experienced by the executives if their employment is terminated under specified circumstances and to reinforce and encourage the continued attention and dedication of those executives to their assigned duties, notwithstanding the potential impact a change in control transaction could have on their respective careers or positions.

Miscellaneous Change in Control Provisions. Additionally, each of our equity compensation plans and executive life insurance program contains change in control provisions.

In the event of a change in control as defined under the 2005 Equity Compensation Plan, the Compensation Committee has the discretion to accelerate the vesting of any or all outstanding grants; to the extent not exercised in connection with a transaction where Susquehanna is not the survivor, all vested options will terminate upon closing of that change in control. In the event of a change in control as defined under the 1996 Equity Compensation Plan, all options outstanding under the plan will become immediately exercisable. Individual employment agreements and grant letters may contain additional provisions regarding the impact of a change in control on outstanding equity incentives, as further described below under the heading "*Potential Payments Upon Termination or Change in Control.*"

Under the executive life insurance program, the arrangement will generally terminate automatically if an officer terminates his or her employment prior to his or her normal retirement date (i.e., the earlier of the attainment of age 65 or the attainment of age 55 with 15 years of service). However, in the event of a termination prior to normal retirement age and within 12 months following a change in control, the arrangement will remain in effect until benefits are paid thereunder to the participant's designated beneficiary.

Stock Ownership Guidelines

The Compensation Committee has approved stock ownership guidelines for our corporate management team (which includes named executive officers). These guidelines were adopted for the following purposes:

- to demonstrate a strong link to shareholder value;
- to motivate executives to make sound long-term business decisions;
- to provide an opportunity to own a larger stake in Susquehanna;
- to establish a "best practice" from an institutional shareholder perspective; and
- to create more of a management ownership culture.

Under the guidelines, each member of our corporate management team will be required:

- to put 5% of their base compensation into the Employee Stock Purchase Plan through payroll deductions, up to the maximum amount permitted under the Internal Revenue Code;

- upon the exercise of stock options, to retain stock with a value equal to at least 50% of the net after-tax option spread; and
- prior to exercising options or selling shares acquired on the exercise of options, to notify and discuss their intentions with our Chief Executive Officer.

In 2007, our corporate management team collectively purchased 10,362 shares of our stock through their participation in the Employee Stock Purchase Plan, 3,753 of which were purchased by Messrs. Reuter, Hostetter, Duncan and Francis.

Stock Option Pricing and Timing

The Compensation Committee has no formal policy on the pricing or timing of stock option or restricted stock grants. Historically, the Compensation Committee makes such grants in the first quarter of each fiscal year. The exercise price is the closing price of the underlying common stock on the grant date. If an executive officer of Susquehanna or one of our subsidiaries is hired after the grant date, management may recommend to the Compensation Committee that the officer receive equity compensation. However, the Compensation Committee generally will not take action and will not grant any options or grants to that individual until the following year, when the Compensation Committee makes its annual determination on equity compensation for all executive officers.

Impact of Tax Deductibility on Equity Incentive Program

Section 162(m) of the Internal Revenue Code generally provides that a publicly held company such as Susquehanna may not deduct compensation paid to any named executive officer in excess of $1 million per year, unless certain requirements are met. Compensation attributable to options granted under our 2005 Equity Compensation Plan is expected to qualify for an exemption from the $1 million limit of Section 162(m).

The Compensation Committee monitors, and will continue to monitor, the effect of Section 162(m) on the deductibility of such compensation and intends to optimize the deductibility of such compensation to the extent deductibility is consistent with the objectives of our executive compensation program. The Compensation Committee weighs the benefits of full deductibility with the other objectives of the executive compensation program and, accordingly, may from time to time pay compensation subject to the deductibility limitations of Section 162(m). For example, the Compensation Committee chose to grant shares of restricted stock to some of our named executive officers in 2007 and 2008, notwithstanding the absence of a Section 162(m) exemption for such grants, because the Compensation Committee believes that such grants are a more effective retention device during all market cycles and have the added potential of reducing share dilution, relative to stock option awards.

Report of the Compensation Committee

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Form 10-K for the year ended December 31, 2007.

The Susquehanna Bancshares, Inc. Compensation Committee:

Henry H. Gibbel, Chair
Wayne E. Alter, Jr.
Bruce A. Hepburn
Michael A. Morello

Director Compensation

In 2007, each of our Directors was compensated in accordance with the following schedule:

Annual Retainer—Board Member	$17,000
Annual Retainer—Chairperson—Audit Committee	$5,000
Annual Retainer—Chairperson—Compensation Committee	$3,500
Annual Retainer—Chairperson—Nominating and Corporate Governance Committee	$3,500
Board Meeting	$1,000
Committee Meeting on Board Meeting Day	$1,000
Committee Meeting on Non-Board Meeting Day	$1,200
Telephonic Board/Committee Meeting(1)	No Fee

(1) Refers to short, single-item agenda telephonic meetings. Multi-agenda telephonic meetings are deemed full Board meetings for Director compensation purposes.

On February 28, 2007, the Compensation Committee approved discretionary grants of non-qualified stock options, vesting one-third on February 28, 2010, one-third on February 28, 2011, and one-third on February 28, 2012, to all non-employee members of the Board. The grants were in the amount of 3,000 per director.

Several of our Directors also serve on the Board of Directors of one or more of our subsidiaries.

In 2007, our Directors, except Messrs. Reuter and Dunklebarger, who do not receive any additional compensation for their roles as directors, received the following compensation:

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	All Other Compensation	Total
Wayne E. Alter, Jr.	$69,400	$7,492	—	$76,892
James G. Apple	31,600	18,714	—	50,314
John M. Denlinger(3)	86,150	6,689	—	92,839
Peter DeSoto(4)	4,125	—	—	4,125
Owen O. Freeman, Jr.(5)	9,667	16,908	—	26,575
Henry H. Gibbel	90,900	18,714	—	109,614
T. Max Hall(5)	13,834	16,908	—	30,742
Bruce A. Hepburn	92,600	6,689	—	99,289
Donald L. Hoffman	54,250	1,571	$26,463(6)	82,284
Russell J. Kunkel	71,000	4,596	—	75,596
Guy W. Miller, Jr.	71,200	6,689	—	77,889
Michael A. Morello	27,000	4,728	—	31,728
Scott J. Newkam(4)	4,125	—	—	4,125
E. Susan Piersol	68,250	4,596	—	72,846
M. Zev Rose	72,000	8,690	—	80,690
Christine Sears(4)	4,125	—	—	4,125
James A. Ulsh(4)	6,125	—	—	6,125
Dale M. Weaver(4)	4,125	—	—	4,125
Roger V. Wiest	64,000	6,689	—	70,689
William B. Zimmerman	59,000	11,457	—	70,457

(1) Includes fees earned by each Director in 2007 for his or her service on the Board, any committee of the Board, and any Board of Directors of our subsidiaries, as set forth below:

Name	Susquehanna Board Fees and Annual Retainer*	Susquehanna Committee Fees**	Subsidiary Board Fees
Wayne E. Alter, Jr.	$27,000	$12,400	$30,000
James G. Apple	25,000	6,600	—
John M. Denlinger	27,000	23,150	36,000
Peter DeSoto	4,125	—	—
Owen O. Freeman, Jr.	9,667	—	—
Henry H. Gibbel	27,000	15,900	48,000
T. Max Hall	8,667	2,167	3,000
Bruce A. Hepburn	27,000	23,600	42,000
Donald L. Hoffman	18,750	—	35,500
Russell J. Kunkel	26,000	9,000	36,000
Guy W. Miller	27,000	10,200	34,000
Michael A. Morello	27,000	—	—
Scott J. Newkam	4,125	—	—
E. Susan Piersol	27,000	2,000	39,250
M. Zev Rose	26,000	—	46,000
Christine Sears	4,125	—	—
James A. Ulsh	4,125	—	2,000
Dale M. Weaver	4,125	—	—
Roger V. Wiest	27,000	—	37,000
William B. Zimmerman	26,000	—	33,000

* Includes an annual retainer in the amount of $17,000, which is payable in two installments of $8,500 each.

** Includes fees paid for any service on the Board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee, as well as any fees paid for being the Chairperson of any such committee.

(2) The amounts shown in this column reflect the dollar amount recognized for financial statement—reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 16 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

Due to the requirements of FAS 123(R) relating to retirement eligibility, the recognition of share-based compensation expense for certain individuals has been accelerated if they are currently retirement-eligible or will meet the conditions of retirement eligibility before the end of the five-year requisite service period.

The grant date fair value, calculated in accordance with FAS 123(R), of each option award granted to our Directors in 2007 is as follows:

Name	Grant Date	Number of Options Awarded	Fair Value on Grant Date
Wayne E. Alter, Jr.	02/28/2007	3,000	$12,240
James G. Apple	02/28/2007	3,000	12,240
John M. Denlinger	02/28/2007	3,000	12,240
Peter DeSoto	—	—	—
Owen O. Freeman, Jr.	02/28/2007	3,000	12,240
Henry H. Gibbel	02/28/2007	3,000	12,240
T. Max Hall	02/28/2007	3,000	12,240
Bruce A. Hepburn	02/28/2007	3,000	12,240
Donald L. Hoffman	04/27/2007	3,000	11,520
Russell J. Kunkel	02/28/2007	3,000	12,240
Guy W. Miller, Jr.	02/28/2007	3,000	12,240
Michael A. Morello	02/28/2007	3,000	12,240
Scott J. Newkam	—	—	—
E. Susan Piersol	02/28/2007	3,000	12,240
M. Zev Rose	02/28/2007	3,000	12,240
Christine Sears	—	—	—
James A. Ulsh	—	—	—
Dale M. Weaver	—	—	—
Roger V. Wiest	02/28/2007	3,000	12,240
William B. Zimmerman	02/28/2007	3,000	12,240

As of December 31, 2007, our Directors had the following aggregate number of outstanding option awards:

Name	Aggregate Number of Outstanding Option Awards
Wayne E. Alter, Jr.	17,250
James G. Apple	22,500
John M. Denlinger	24,000
Peter DeSoto	—
Owen O. Freeman, Jr.	17,250
Henry H. Gibbel	24,000
T. Max Hall	23,250
Bruce A. Hepburn	12,750
Donald L. Hoffman	3,000
Russell J. Kunkel	10,500
Guy W. Miller, Jr.	14,250
Michael A. Morello	6,000
Scott J. Newkam	—
E. Susan Piersol	10,500
M. Zev Rose	12,750
Christine Sears	—
James A. Ulsh	—
Dale M. Weaver	—
Roger V. Wiest	19,500
William B. Zimmerman	17,250

(3) Mr. Denlinger resigned from the Board effective January 7, 2008.

(4) Ms. Sears and Messrs. DeSoto, Newkam, Ulsh and Weaver were appointed to the Board on November 16, 2007.

(5) Because Messrs. Freeman and Hall attained the age of 72 prior to the 2007 Annual Meeting, they did not stand for re-election at the 2007 annual shareholders' meeting, since they were no longer eligible to serve on the Board.

(6) Represents amounts paid to Mr. Hoffman under an executive supplemental income plan assumed by Susquehanna pursuant to an acquisition.

Additionally, on February 27, 2008, the Compensation Committee approved discretionary grants of non-qualified stock options, vesting one-third on February 27, 2011, one-third on February 27, 2012, and one-third on February 27, 2013, to all non-employee members of the Board. The grants were in the amount of 3,000 per director.

Summary Compensation Table

The following table is a summary of the compensation for 2007 and 2006 earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007 and 2006:

Name and Principal Position	Year	Salary(1)	Bonus	Option Awards(2)	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation(3)	Total
William J. Reuter, Chairman of the Board, President and Chief Executive	2007	$693,000	—	$378,129	$223,823	$54,021	$1,348,973
Officer	2006	646,115	—	196,156	180,726	27,840	1,050,837
Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial	2007	$361,973	—	$80,663	$32,423	$17,477	$492,536
Officer	2006	345,222	—	30,562	28,429	7,553	411,766
Eddie L. Dunklebarger, Vice Chairman of the Board, Executive	2007	$57,692	—	—	$1,126,423(4)	$5,040,755	$6,224,870
Vice President	2006	—	—	—	—	—	—
Bernard A. Francis, Jr., Senior Vice President	2007	$296,157	$295,000	$23,171	$49,492	$36,747	$700,567
and Group Executive	2006	275,018	295,000(5)	26,619	38,531	32,884	668,052
Gregory A. Duncan, Executive Vice	2007	$370,614	—	$71,276	$39,553	$17,477	$498,920
President(6)	2006	347,392	—	28,850	28,188	25,003	429,433

(1) Includes salary deferred by the named executive officer under our Executive Deferred Income Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement. The sums in participants' accounts are fully vested and may be withdrawn in accordance with the plan.

(2) The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 16 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

Due to the requirements of FAS 123(R) relating to retirement eligibility, the recognition of share-based compensation expense for certain individuals has been accelerated if they are currently retirement-eligible or will meet the conditions of retirement eligibility before the end of the five-year requisite service period.

(3) Includes the following additional compensation:

Name	Year	401(k) Match	Value of Restricted Shares	Restricted Share Dividend	Group Term Life	Employment Agreement Payments*	Perquisites**
William J. Reuter	2007	$6,750	$19,196	$6,282	$70	—	$21,723
	2006	6,600	—	2,208	70	—	18,962
Drew K. Hostetter	2007	6,750	7,689	2,968	70	—	—
	2006	6,600	—	883	70	—	—
Eddie L. Dunklebarger	2007	1,731	—	—	—	$5,039,024	—
	2006	—	—	—	—	—	—
Bernard A. Francis, Jr.	2007	6,750	2,884	259	831	—	26,023
	2006	6,600	—	331	774	—	25,179
Gregory A. Duncan	2007	6,750	7,689	2,968	70	—	—
	2006	6,600	—	883	70	—	17,450

* This amount includes a $1,690,000 payment in consideration for the cancellation of Mr. Dunklebarger's employment agreement with Community, a $1,521,000 payment for his agreement to be bound by the restrictive covenants in his new employment agreement, $16,246 in interest payable at a rate of 4% per year for the period from the closing of the merger until the payment date of January 2, 2008, and a $1,811,778 parachute gross-up payment paid by us in connection with the merger with Community. Further details concerning these payments are discussed above in the "*Compensation Discussion and Analysis*" section under "*Arrangements with Eddie Dunklebarger.*"

** Includes the following perquisites, which, in the aggregate, exceed $10,000 per annum:

Name	Year	Executive Suppl. LTD(a)	Executive Life Insurance Program(b)	Life Insurance(c)	Car(d)	Country Club(e)	Personal Expenses(f)
William J. Reuter	2007	$8,249	$2,835	—	$580	$1,176	$8,883
	2006	7,000	2,468	—	924	1,049	7,521
Bernard A. Francis, Jr.	2007	9,673	—	4,350	12,000	—	—
	2006	8,829	—	4,350	12,000	—	—
Gregory A. Duncan	2007	—	—	—	—	—	—
	2006	2,807	811	—	11,465	—	2,367

(a) Includes the premiums paid for our Executive Supplemental Long-Term Disability plans, discussed above in the "*Compensation Discussion and Analysis*" section.

(b) Includes the imputed income for our Executive Life Insurance Program, discussed above in the "*Compensation Discussion and Analysis*" section.

(c) Includes the premium paid for Mr. Francis's life insurance policy discussed above in the "*Compensation Discussion and Analysis*" section.

(d) Includes the personal benefits associated with the use of a car paid for by Susquehanna in the case of each of Messrs. Reuter and Duncan. In calculating these benefits, we took the annual cost of the car to the company (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percent of personal use claimed by the executive. Includes a $1,000-per-month car allowance in the case of Mr. Francis.

(e) Includes the personal benefits associated with the use of country club memberships paid for by Susquehanna. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percent of personal use claimed by the executive.

(f) Includes the personal benefits associated with spousal attendance at business related conventions paid for by Susquehanna. In calculating this benefit, we took the total amount of the registration fee, travel, lodging and meals associated with the convention and multiplied it by 50% to derive the amount attributable to the spouse's attendance at the convention.

(4) This amount is the present value of Mr. Dunklebarger's full annual retirement benefit under the Salary Continuation Agreement that we assumed in connection with the merger with Community discussed above in the "*Compensation Discussion and Analysis" section under "Arrangements with Eddie Dunklebarger,*" such amount being $1,122,497, plus the imputed income attributable to amounts contributed by Mr. Dunklebarger to the deferred compensation plan of Community that was merged into our Executive Deferred Income Plan, such amount being $3,926.

(5) This bonus was earned by Mr. Francis under Valley Forge's bonus program, discussed above in the "*Compensation Discussion and Analysis*" section. $145,000 of the total was paid in August 2007; the remaining $150,000 was approved by Valley Forge's Board of Directors and our Compensation Committee in February 2008 and is scheduled to be paid in March 2008.

(6) On March 10, 2008, we accepted Mr. Duncan's resignation from his position as Executive Vice President. Mr. Duncan is resigning his position with us to pursue other business opportunities in the western United States. His resignation is expected to be effective on or before May 29, 2008.

Grants of Plan-Based Awards

As discussed in the "*Compensation Discussion and Analysis*" section above, the Key Executive Incentive Plan was terminated in 2007. Accordingly, no plan-based awards were granted to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007.

On February 27, 2008, the Compensation Committee approved long term incentives in the form of non-qualified stock options and restricted shares to some of our named executive officers. Further details concerning these grants are discussed above in the "*Compensation Discussion and Analysis*" section under "*Cash and Equity Incentives.*"

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth equity awards outstanding in the hands of our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007:

Name	Option Awards(1)				Stock Awards(2)	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)
William J. Reuter	—	50,000	$24.26	2/28/2017	6,000	$110,640
	—	26,800	24.34	1/18/2016	1,517	27,973
	7,400	—	24.95	3/01/2015	—	—
	7,400	—	25.14	1/21/2014	—	—
	14,800	7,400	22.42	5/21/2013	—	—
	15,000	—	23.87	5/29/2012	—	—
	13,500	—	17.25	5/29/2011	—	—
	11,250	—	13.31	5/26/2010	—	—
Drew K. Hostetter	—	25,000	$24.26	2/28/2017	3,000	$55,320
	—	10,720	24.34	1/18/2016	606	11,175
	3,400	—	24.95	3/01/2015	—	—
	3,400	—	25.14	1/21/2014	—	—
	6,800	3,400	22.42	5/21/2013	—	—
	10,000	—	23.87	5/29/2012	—	—
	6,750	—	17.25	5/29/2011	—	—
	22,280	—	18.19	5/29/2009	—	—
Eddie L. Dunklebarger(3)	39	—	$13.55	12/06/2012	—	—
	7,380	—	13.55	12/06/2012	—	—
	4,185	—	12.23	12/06/2011	—	—
Bernard A. Francis, Jr.	—	5,000	$24.26	2/28/2017	—	—
	—	4,020	24.34	1/18/2016	227	$4,186
	1,200	—	24.95	3/01/2015	—	—
	500	—	25.14	1/21/2014	—	—
	1,000	500	22.42	5/21/2013	—	—
	1,500	—	23.87	5/29/2012	—	—
	1,500	—	17.25	5/29/2011	—	—
	1,500	—	13.31	5/26/2010	—	—
Gregory A. Duncan	—	25,000	$24.26	2/28/2017	3,000	$55,320
	—	10,720	24.34	1/18/2016	606	11,175
	3,400	3,400	22.42	5/21/2013	—	—

(1) Option awards vest as follows:

a. Grants with expiration dates of May 29, 2012, January 1, 2014 and March 1, 2015 are fully vested.

b. All other grants vest one-third on the third anniversary of the date of grant, one-third on the fourth anniversary of the date of grant, and one-third on the fifth anniversary of the date of grant.

All Option Awards have a term of 10 years.

(2) The stock awards were issued on January 18, 2006 and February 28, 2007. The restricted stock awards vest one-third on the first anniversary of the date of award, one-third on the second anniversary of the date of award, and one-third on the third anniversary of the date of award. Dividends are paid during the restricted period on all restricted shares.

(3) Represents non-qualified and incentive stock options under Community stock option plans that were converted into Susquehanna stock options in connection with our acquisition of Community. All of Mr. Dunklebarger's option awards have a 10-year term and are fully vested.

Option Exercises and Stock Vested

The following table sets forth options and other derivative security exercises by, and stock awards vested to, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007:

Name	Stock Awards(1) Number of Shares Acquired on Vesting (#)	Stock Awards(1) Value Realized on Vesting ($)
William J. Reuter	759	$19,195
Drew K. Hostetter	303	7,688
Eddie L. Dunklebarger	—	—
Bernard A. Francis, Jr.	114	2,883
Gregory A. Duncan	303	7,688

(1) Represents one-third of restricted share awards granted January 18, 2006, which vested on January 18, 2007. The remaining two-thirds will vest one-third on January 1, 2008 and one-third on January 18, 2009.

Pension Benefits

The following table sets forth pension or other benefits providing for payment at, following or in connection with retirement granted or accrued to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007:

Name	Plan Name(1)	Number of Years Credited Service	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
William J. Reuter	Cash Balance	35	$394,775	—
	SERP	35	1,035,690	—
Drew K. Hostetter	Cash Balance	13	139,049	—
	SERP	13	66,042	—
Eddie L. Dunklebarger	Salary Continuation Agreement	—	1,122,497	—
Bernard A. Francis, Jr.	Cash Balance	8	104,227	—
	SERP	8	133,982	—
Gregory A. Duncan	Cash Balance	21	201,093	—
	SERP	21	71,457	—

(1) The Cash Balance Pension Plan, the Supplemental Executive Retirement Plan, and the Salary Continuation Agreement are described above in the "*Compensation Discussion and Analysis*" section.

Non-qualified Deferred Compensation

The following table sets forth information with regard to defined contribution or other plans that provide for the deferral of compensation on a basis that is not tax qualified by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2007:

Name	Executive Contribution in Last Fiscal Year	Contributions by Susquehanna in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End(2)
William J. Reuter	$34,650	—	$24,922	—	$366,005
Drew K. Hostetter	108,591	—	73,614	—	1,131,756
Eddie L. Dunklebarger	52,500	—	34,159(3)	—	472,284
Bernard A. Francis, Jr.(4)	—	—	31,560	$327,069	677,336
Gregory A. Duncan(4)	—	—	—	—	—

(1) Participants in our Executive Deferred Income Plan are permitted to choose how their account balances are deemed invested from among a variety of investment alternatives designated by us. The amounts listed in this column reflect actual earnings on the investment alternatives selected by each executive.

(2) The amounts listed in this column are all attributable to executive contributions and represent deferrals of salary and bonuses earned previously and disclosed in prior proxy statements (or, in the case of 2006 and 2007 contributions, disclosed in the Summary Compensation Table above). No portion of these amounts is attributable to our contributions.

(3) This amount includes earnings attributable to amounts contributed by Mr. Dunklebarger to the deferred compensation plan of Community that was merged into our Executive Deferred Income Plan at the time of the closing of the merger.

(4) Participation in and contributions to this plan are voluntary. Messrs. Francis and Duncan elected not to participate in the plan in 2007.

Equity Compensation Plan Information

The following table sets forth information regarding our 2005 Equity Compensation Plan and 1996 Equity Compensation Plan, our only compensation plans under which equity securities are authorized for issuance, as of December 31, 2007:

Plan category(1)	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders:			
2005 Equity Compensation Plan	840,480	$24.28	1,130,520
1996 Equity Compensation Plan	1,183,483	21.47	—
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) The table does not include information for equity compensation plans assumed in mergers. As of December 31, 2007, the only such equity compensation plans remaining were the stock purchase options of Community (collectively, the "Community Option Plans"). A total of 32,454 shares of common stock were issuable upon exercise of options granted under the Community Option Plans. The weighted-average exercise price of all options outstanding under the Community Option Plans at December 31, 2007, was $16.42. We cannot grant additional awards under these assumed plans.

Potential Payments upon Termination or Change in Control

The following tables reflect the amount of compensation payable to each of the named executive officers upon (i) an involuntary termination with "cause"; (ii) a voluntary resignation; (iii) a termination due to death; (iv) a termination due to disability; (v) retirement; (vi) a non-renewal of the employment term (applicable only as to Mr. Francis); (vii) an involuntary termination without "cause"; (viii) a resignation due to an "adverse change"; (ix) a voluntary termination without "cause" or resignation due to an "adverse change" following a change in control; and (x) a change in control with or without any termination of employment. The amounts shown assume that such termination was effective as of December 31, 2007, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time the events described above actually occur. On March 10, 2008, we accepted Mr. Duncan's resignation from his position as Executive Vice President. Mr. Duncan is resigning his position with us to pursue other business opportunities in the western United States. His resignation is expected to be effective on or before May 29, 2008.

William J. Reuter, Drew K. Hostetter and Gregory A. Duncan

Termination Without Cause or Resignation Due to an Adverse Change. Under the terms of their respective employment agreements, the executives may be terminated by us without "Cause" or resign due to an "Adverse Change."

The executive's employment may be terminated by us with "Cause" upon occurrence of any of the following: (i) the executive's personal dishonesty; (ii) the executive's incompetence or willful misconduct; (iii) a breach by the executive of fiduciary duty involving personal profit; (iv) the executive's intentional failure to perform stated duties; (v) the executive's willful violation of any law, rule or regulation (other than traffic violations or similar offenses); (vi) the issuance of a final cease-and-desist order by a state or federal agency to the extent such cease-and-desist order requires the executive's termination; or (vii) a material breach by the executive of any provision of his employment agreement.

The executive may terminate his employment due to an "Adverse Change" upon the occurrence of any of the following: (i) a significant change in the nature or scope of the executive's duties or a material reduction in the executive's authority, status or responsibility; (ii) an increase by more than 20% of the time required to be spent by the executive 60 miles or more beyond our geographic market area without the executive's consent; (iii) a reduction in the executive's base compensation; (iv) any other material and willful breach by us of any other provision of the executive's employment agreement; or (v) delivery of notice of our intent not to renew the executive's employment agreement.

Upon a termination of employment without Cause or due to an Adverse Change, each executive will be entitled to the payments and/or benefits described below:

- payment of all accrued and unpaid base salary through the date of termination;
- payment for all accrued but unused vacation days;
- payment of any bonus payable for the period ending prior to termination of employment;
- bi-weekly payments for a period of one year in the case of Messrs. Hostetter and Duncan, or two years in the case of Mr. Reuter, following termination of employment (in each case, such time period is hereinafter referred to as the "Severance Period") equal to 1/26 of the "Average Annual Compensation," defined as the average of the base compensation and annual bonuses received by the executive with respect to the three most recently completed calendar years;
- the benefit accrued under all defined benefit pension plans had the executive remained employed for the Severance Period; and
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for the Severance Period.

Mr. Reuter is bound by certain non-competition and non-solicitation covenants which extend for a period of two years following termination of employment. Messrs. Hostetter and Duncan are bound by substantially similar covenants for a period of one year following termination of employment.

Death, Disability or Retirement. In the event of the executive's termination of employment due to death, disability or retirement, any unvested stock options or restricted stock shall immediately vest. In addition, in the event of the executive's termination of employment due to retirement, the executive may exercise his stock options any time during the remaining term of the option, regardless of employment status.

Termination Following a Change in Control. In the event the executive's employment is terminated without Cause or due to an Adverse Change following a Change in Control, the executive will be entitled to receive the same benefits described above under "Termination Without Cause or Resignation due to an Adverse Change," except that in the case of Mr. Reuter, the Severance Period will be extended from three years to five years, and in the case of Messrs. Hostetter and Duncan, the Severance Period will be extended from one year to three years.

In addition to the benefits described above, the executives will be entitled to the following:

- an additional fully vested benefit under our Supplemental Executive Retirement Plan ("SERP") equal to the difference between (A) the benefit that the executive would have accrued under all of our defined benefit pension plans, assuming (i) the executive remained continuously employed by us until the fifth anniversary, in the case of Mr. Reuter, or the third anniversary, in the case of Messrs. Hostetter and Duncan, of the Change in Control, (ii) the executive's compensation increased at a rate of 4% per year, and (iii) the terms of all such pension plans remained identical to those in effect immediately prior to the change in control; and (B) the actual benefit due to the executive under all of our defined benefit plans.

In order to receive any severance or termination payments or benefits described above, each executive is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

In the event that it is determined that any payment by us to or for the benefit of the executive would be a so-called "golden parachute payment" and, therefore, result in the imposition on the executive of an excise tax under Section 4999 of the Code, the executive shall receive a payment sufficient to place the executive in the same after-tax position as if no excise tax had been applicable ("Parachute Gross-Up Payment"). However, if the imposition of the excise tax could be avoided by the reduction of payments due to the executive by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply, and no Parachute Gross-Up Payment will be made.

In addition, upon a Change in Control, any incentive awards applicable to incentive program cycles in effect at the time of the Change in Control will become payable at target levels, without regard to whether the executive remains employed by us and without regard to performance during the remainder of those incentive program cycles.

The "Change in Control" provisions of the executive's employment agreements will be triggered upon the first to occur of any of the following:

- any person becoming a beneficial owner of 25% or more of either the then outstanding shares of our stock or the combined voting power of our outstanding securities;
- if, during any 24-month period, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority of the Board;
- the merger or consolidation of us with another corporation other than (A) a merger or consolidation which results in our voting securities outstanding immediately prior to such transaction continuing to

represent at least 60% of the voting power of the voting securities of the surviving corporation, or (B) a merger or consolidation effected to implement a recapitalization (or similar transaction) in which no person becomes a beneficial owner of our securities representing 40% or more of either the then outstanding shares of our stock or the combined voting power of our outstanding securities; or

- a liquidation, dissolution or sale of substantially all of our assets.

Upon a Change in Control, the length of the restricted covenant period described above will be extended from two years to five years in the case of Mr. Reuter and from one year to three years in the case of Messrs. Hostetter and Duncan.

Assuming one of the following events occurred on December 31, 2007, Mr. Reuter's payments and benefits have an estimated value of:

	Salary Continu-ation	Supple-mental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive LTD Program	Welfare Benefit Continu-ation	Payment of 2007 Target Cash Incentive Award	Value of Options Subject to Acceler-ation(1)	Value of Restricted Stock Subject to Acceler-ation(2)	Parachute Gross-up Payment
For Cause	—	$1,035,690(3)	—	—	—	—	—	—	—
Voluntary Resignation (without Adverse Change)	—	1,035,690(3)	—	—	—	—	—	—	—
Death	—	1,035,690(3)	$1,336,000(4)	—	—	—	—	$152,609	—
Disability	—	1,035,690(3)	—	$714,991(5)	—	—	—	152,609	—
Retirement	—	1,035,690(3)	—	—	—	—	—	152,609	—
Without Cause or due to Adverse Change	$1,506,478(6)	1,230,701(7)	—	—	$56,376(8)	—	—	—	—
Without Cause or due to Adverse Change after a Change in Control	3,766,195(9)	1,519,253(10)	—	—	140,911(11)	—	—	—	— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	152,609	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 84,200 shares of common stock, based on the difference between the exercise price of the options and $18.44, the closing price of our common stock on December 31, 2007. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 8,276 shares of common stock, based on $18.44, the closing price of our common stock on December 31, 2007.

(3) This amount represents the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2007.

(4) This amount represents the death benefit payable to Mr. Reuter under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $1,386,000, reduced by (ii) the death benefit payable to Mr. Reuter under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) This amount represents the actuarial present value of the benefits that would become payable to Mr. Reuter under our Executive LTD Program in the event of his termination due to disability on December 31, 2007. The actuarial present value calculations for December 31, 2007 have decreased in comparison to December 31, 2006 because future cost-of-living adjustments are not being assumed in the calculations.

(6) This amount is equal to two times the average of the base compensation and annual bonuses received by Mr. Reuter with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(7) This amount represents the sum of (i) the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2007 including two additional years of service, such amount being $1,197,869, plus (ii) the present value of the benefit enhancement Mr. Reuter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $32,832.

(8) This amount represents our portion of the premium payments for 24 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to five times the average of the base compensation and annual bonuses received by Mr. Reuter with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(10) This amount represents the sum of (i) the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2007 including five additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $1,425,923, plus (ii) the present value of the benefit enhancement Mr. Reuter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $93,330.

(11) This amount represents our portion of the premium payments for 60 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Reuter's non-compete commitments have a fair market value equal to $2,400,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Reuter's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments.

(13) The Compensation Committee chose to cancel the Key Executive Incentive Plan for 2007, which consisted of both short-term cash incentives and long-term equity incentives. Therefore, Mr. Reuter was not entitled to receive cash incentive awards or long-term equity awards as of December 31, 2007.

Assuming one of the following events occurred on December 31, 2007, Mr. Hostetter's payments and benefits have an estimated value of:

	Salary Continu-ation	Supple-mental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive LTD Program	Welfare Benefit Continu-ation	Payment of 2007 Target Cash Incentive Award	Value of Options Subject to Acceler-ation(1)	Value of Restricted Stock Subject to Acceler-ation(2)	Parachute Gross-up Payment
For Cause	—	$66,042(3)	—	—	—	—	—	—	—
Resignation (without Adverse Change)	—	66,042(3)	—	—	—	—	—	—	—
Death	—	66,042(3)	$673,946(4)	—	—	—	—	$72,100	—
Disability	—	66,042(3)	—	$644,729(5)		—	—	72,100	—
Retirement	—	66,042(3)	—	—	—	—	—	72,100	—
Without Cause or due to Adverse Change	$388,422(6)	83,330(7)	—	—	$13,116(8)	—	—	—	—
Without Cause or due to Adverse Change after a Change in Control	1,165,267(9)	128,598(10)	—	—	39,340(11)	—	—	—	— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	72,100	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 39,120 shares of common stock, based on the difference between the exercise price of the options and $18.44, the closing price of our common stock on December 31, 2007. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 3,910 shares of common stock, based on $18.44, the closing price of our common stock on December 31, 2007.

(3) This amount represents the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2007.

(4) This amount represents the death benefit payable to Mr. Hostetter under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $723,946, reduced by (ii) the death benefit payable to Mr. Hostetter under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) This amount represents the actuarial present value of the benefits that would become payable to Mr. Hostetter under our Executive LTD Program in the event of his termination due to disability on December 31, 2007. The actuarial present value calculations for December 31, 2007 have decreased in comparison to December 31, 2006 because future cost-of-living adjustments are not being assumed in the calculations.

(6) This amount is equal to one times the average of the base compensation and annual bonuses received by Mr. Hostetter with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(7) This amount represents the sum of (i) the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2007 including one additional year of service, such amount being $72,471, plus (ii) the present value of the benefit enhancement Mr. Hostetter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $10,859.

(8) This amount represents our portion for the premium payments for 12 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to three times the average of the base compensation and annual bonuses received by Mr. Hostetter with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(10) This amount represents the sum of (i) the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2007 including three additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $90,462, plus (ii) the present value of the benefit enhancement Mr. Hostetter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $38,136.

(11) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Hostetter's non-compete commitments have a fair market value equal to $900,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Hostetter's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments.

(13) The Compensation Committee chose to cancel the Key Executive Incentive Plan for 2007, which consisted of both short-term cash incentives and long-term equity incentives. Therefore, Mr. Hostetter was not entitled to receive cash incentive awards or long-term equity awards as of December 31, 2007.

Assuming one of the following events occurred on December 31, 2007, Mr. Duncan's payments and benefits would have the estimated values reflected in the table below. On March 10, 2008, we accepted Mr. Duncan's resignation from his position as Executive Vice President. Mr. Duncan is resigning his position with us to pursue other business opportunities in the western United States. His resignation is expected to be effective on or before May 29, 2008.

	Salary Contin-uation	Supple-mental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive LTD Program	Welfare Benefit Continu-ation	Payment of 2007 Target Cash Incentive Award	Value of Options Subject to Acceler-ation(1)	Value of Restricted Stock Subject to Acceler-ation(2)	Parachute Gross-up Payment
For Cause	—	$71,457(3)	—	—	—	—	—	—	—
Resignation (without Adverse Change)	—	71,457(3)	—	—	—	—	—	—	—
Death	—	71,457(3)	$691,228(4)	—	—	—	—	$72,100	—
Disability	—	71,457(3)	—	$680,619(5)	—	—	—	72,100	—
Retirement	—	71,457(3)	—	—	—	—	—	72,100	—
Without Cause or due to Adverse Change	$386,639(6)	90,952(7)	—	—	$21,468(8)	—	—	—	—
Without Cause or due to Adverse Change after a Change in Control	1,159,917(9)	139,915(10)	—	—	64,405(11)	—	—	—	— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	72,100	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 39,120 shares of common stock, based on the difference between the exercise price of the options and $18.44, the closing price of our common stock on December 31, 2007. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 3,910 shares of common stock, based on $18.44, the closing price of our common stock on December 31, 2007.

(3) This amount represents the present value of Mr. Duncan's accrued SERP benefit as of December 31, 2007.

(4) This amount represents the death benefit payable to Mr. Duncan under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $741,228, reduced by (ii) the death benefit payable to Mr. Duncan under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) This amount represents the actuarial present value of the benefits that would become payable to Mr. Duncan under our Executive LTD Program in the event of his termination due to disability on December 31, 2007. The actuarial present value calculations for December 31, 2007 have decreased in comparison to December 31, 2006 because future cost-of-living adjustments are not being assumed in the calculations.

(6) This amount is equal to one times the average of the base compensation and annual bonuses received by Mr. Duncan with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(7) This amount represents the sum of (i) the present value of Mr. Duncan's accrued SERP benefit as of December 31, 2007 including one additional year of service, such amount being $79,314, plus (ii) the present value of the benefit enhancement Mr. Duncan would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $11,638.

(8) This amount represents our portion of the premium payments for 12 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to three times the average of the base compensation and annual bonuses received by Mr. Duncan with respect to the three most recently completed calendar years (i.e., the years 2004 – 2006).

(10) This amount represents the sum of (i) the present value of Mr. Duncan's accrued SERP benefit as of December 31, 2007 including three additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $99,500, plus (ii) the present value of the benefit enhancement Mr. Duncan would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $40,415.

(11) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Duncan's non-compete commitments have a fair market value equal to $900,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Duncan's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments.

(13) The Compensation Committee chose to cancel the Key Executive Incentive Plan for 2007, which consisted of both short-term cash incentives and long-term equity incentives. Therefore, Mr. Duncan was not entitled to receive cash incentive awards or long-term equity awards as of December 31, 2007.

Eddie L. Dunklebarger

Termination Without Cause or Resignation Due to an Adverse Change. Mr. Dunklebarger's employment may be terminated by us at any time without Cause or he may resign due to an Adverse Change, each defined substantially as described above with respect to Messrs. Reuter, Hostetter and Duncan. Under either circumstance, Mr. Dunklebarger will be entitled to receive the following payments and/or benefits:

- a $169,000 holdback payment related to Mr. Dunklebarger's agreement to be bound by the restrictive covenants in his employment agreement;
- bi-weekly compensation continuation payments for a period equal to the remainder of the term of employment in effect at the time of termination, equal to 1/26 of the "Base Salary," defined as $500,000;
- if applicable, the benefit accrued under all tax-qualified defined benefit plans, taking into account the $169,000 holdback payment as compensation for purposes of the applicable plan and increasing his years of benefit service under the applicable plan by one year;
- continued coverage under our applicable health plan for Mr. Dunklebarger, his spouse and eligible dependents for a period of 18 months following termination of employment, subject to the requirement that Mr. Dunklebarger remit the employee portion of the premium cost associated with the coverage;
- a lump-sum payment in an amount equal to 100% of the premium costs of COBRA continuation coverage for Mr. Dunklebarger, his spouse and eligible dependents, for a period commencing on the first day after the 18-month period and continuing until his attainment of age 65 (or the date Mr. Dunklebarger would have attained age 65 if he dies prior), at the COBRA rate in effect as of the expiration of the 18-month period and assuming a 10% increase in the amount of such COBRA coverage for the period (for purposes of this payment, dependents will only be taken into account until the earlier of the date they cease to be a dependent or Mr. Dunklebarger's attainment of age 65);
- a lump sum payment in an amount equal to 150% of our actual premium cost of providing group term life insurance coverage to Mr. Dunklebarger for the three-year period following the termination; and
- payment for all accrued but unused vacation days.

Mr. Dunklebarger is bound by certain non-competition and non-solicitation covenants which extend for a period of three years following termination of employment.

Death, Disability, Retirement or Cause. In the event Mr. Dunklebarger terminates employment due to death, disability, retirement, or Cause, he shall receive payment for his accrued and unpaid Base Salary through the date of the termination and, except in the case of his death, the continued health plan and COBRA coverage described above. In addition, except in the event of termination for Cause, we shall pay Mr. Dunklebarger the $169,000 holdback payment.

Termination Following a Change in Control. In the event Mr. Dunklebarger's employment is terminated without Cause or due to an Adverse Change following a Change in Control, in addition to the benefits described above, Mr. Dunklebarger will be entitled to the following:

- payment of an amount equal to three times his Average Annual Compensation (defined substantially as described above with respect to Messrs. Reuter, Hostetter and Duncan), payable in regular payroll installments over the three-year period following his termination; and
- an additional benefit under the SERP defined substantially as described above with respect to Messrs. Reuter, Hostetter and Duncan. (As of December 31, 2007, Mr. Dunklebarger does not participate in the SERP.)

In order to receive any severance or termination payments or benefits described above, Mr. Dunklebarger is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Mr. Dunklebarger, as applicable, shall receive a Parachute Gross-Up Payment which shall be defined substantially as described above with respect to Messrs. Reuter, Hostetter and Duncan. In addition, upon a Change in Control, any incentive awards applicable to incentive program cycles in effect at the time of the Change in Control will become fully vested and payable at target levels, without regard to whether Mr. Dunklebarger remains employed by us and without regard to performance during the remainder of those incentive program cycles.

The "Change in Control" provisions of Mr. Dunklebarger's employment agreements will be triggered upon the same events as described above with respect to Messrs. Reuter, Hostetter and Duncan.

Salary Continuation Agreement

The Salary Continuation Agreement provides a supplemental retirement benefit to Mr. Dunklebarger as described in the section "*Arrangements with Eddie Dunklebarger.*"

In the event Mr. Dunklebarger remains employed after a Change in Control, he will be entitled to receive the full annual retirement benefit of $180,000 paid in consecutive equal monthly installments on the first day of each month beginning with the month following the month Mr. Dunklebarger reaches age 62 and continuing for a total period of 20 years. As a result of the merger with Community, a Change in Control occurred under the Salary Continuation Agreement and Mr. Dunklebarger is entitled to the full annual retirement benefit of $180,000.

In the event Mr. Dunklebarger dies while employed with us, he will be entitled to have the full annual retirement benefit paid to his beneficiary in consecutive equal monthly installments for a total period of 20 years. In the event Mr. Dunklebarger dies after we have begun to make payments under the Salary Continuation Agreement, his beneficiary will receive the remaining benefits at the same time and in the same manner as they would have been paid had Mr. Dunklebarger survived.

If Mr. Dunklebarger dies after termination of employment but prior to the commencement of benefit payments, the beneficiary will receive benefit payments in the same amount and in the same manner as they would have been paid had Mr. Dunklebarger survived.

Survivor Income Agreement

The Survivor Income Agreement provides a death benefit to Mr. Dunklebarger's beneficiary as described in the section "*Arrangements with Eddie Dunklebarger.*"

In the event of a Change in Control, the Survivor Income Agreement and the related life insurance policy must be fully maintained. As a result of the merger with Community, a Change in Control occurred, and therefore Susquehanna has agreed to maintain these agreements. If Mr. Dunklebarger voluntarily terminates his employment after reaching age 65 and completion of 10 years of service, or terminates his employment due to a Change in Control, the Survivor Income Agreement will automatically convert to a split-dollar insurance agreement, unless Mr. Dunklebarger elects otherwise, in which case Mr. Dunklebarger and his beneficiary will retain the rights to the proceeds of the policy as described in the section "*Arrangements with Eddie Dunklebarger.*"

Assuming one of the following events occurred on December 31, 2007, Mr. Dunklebarger's payments and benefits have an estimated value of:

	Severance/ Salary Continu-ation	Salary Continuation Agree-ment(1)	Survivor Income Agree-ment(2)	Payment Under Executive Life Insurance Program	Supplemental Executive Retirement Plan Benefit(3)	Welfare Benefit Contin-uation	Value of Options Subject to Acceler-ation(4)	Value of Restricted Stock Subject to Acceler-ation(5)	Parachute Gross-up Payment(6)
For Cause	—	—	—	—	—	—	—	—	—
Resignation (without Adverse Change)	$169,000(7)	$1,122,497	—	—	—	—	—	—	—
Death	169,000(7)	1,122,497	$433,477	—	—	—	—	—	—
Disability	169,000(7)	1,122,497	—	—	—	—	—	—	—
Retirement	169,000(7)	1,122,497	—	—	—	—	—	—	—
Without Cause or due to Adverse Change	611,308(8)	1,122,497	—	$2,520(9)	—	$223,943(10)	—	—	—
Without Cause or due to Adverse Change after a Change in Control	1,669,000(11)	1,122,497	—	2,520(9)	—	223,943(10)	—	—	$952,155
Change in Control (with or without termination)	169,000(7)	1,122,497	—	—	—	—	—	—	—

(1) Mr. Dunklebarger is entitled to this full annual retirement benefit of $180,000 paid in consecutive equal monthly installments on the first day of each month beginning with the month following the month Mr. Dunklebarger reaches age 62 and continuing for a total period of 20 years. This amount represents the present value of Mr. Dunklebarger's full annual retirement benefits using a discount rate of 6%.

(2) This amount is the value of the benefits as of December 31, 2007 under the Survivor Income Agreement that we assumed in connection with the merger with Community.

(3) Mr. Dunklebarger does not participate in the SERP as of December 31, 2007.

(4) Mr. Dunklebarger has stock options to purchase an aggregate of 11,604 shares of common stock. Mr. Dunklebarger will receive no value on acceleration of these options because on December 31, 2007 all stock options are fully vested.

(5) Mr. Dunklebarger owns no restricted shares of common stock as of December 31, 2007.

(6) Our parachute gross-up analysis does not include an assumption of value for Mr. Dunklebarger's non-compete commitments because as of December 31, 2007 no independent appraisal has been conducted.

(7) This amount is the $169,000 holdback payment related to Mr. Dunklebarger's agreement to be bound by the restrictive covenants in his employment agreement.

(8) This amount is equal to the bi-weekly compensation continuation payments equal to 1/26 of Mr. Dunklebarger's base salary for a period from January 1, 2008 through November 16, 2008, such amount being $442,308, plus the holdback payment in the amount of $169,000.

(9) This amount represents an amount equal to 150% of our actual premium cost of providing group term life insurance coverage to Mr. Dunklebarger for a three-year period.

(10) This amount represents our portion of the premium payments for 18 months of health coverage for Mr. Dunklebarger, his spouse and his dependents, such amount being $19,178, plus a lump-sum payment in an amount equal to 100% of the premium costs for COBRA continuation coverage for a period commencing on the first day after the 18-month period and continuing until Mr. Dunklebarger reaches age 65, such amount being $204,765.

(11) This amount is equal to three times Mr. Dunklebarger's current salary, such amount being $1,500,000, plus the holdback payment in the amount of $169,000.

Bernard A. Francis, Jr.

Termination Without Cause. Mr. Francis's employment with us may be terminated by us at any time without Cause, which is defined substantially as described above with respect to the other executive officers. In such event, Mr. Francis shall be entitled to the following payments and/or benefits:

- a lump-sum payment in an amount equal to Mr. Francis's rate of "total compensation" (i.e., his base salary and annual bonus opportunity) in effect prior to any reduction which led to the termination, times the number of months otherwise remaining in the term of his employment agreement (Mr. Francis's employment agreement contains an evergreen renewal provision that generally results in the remaining term of his employment agreement at any given time being at least 26 but not more than 38 months);
- the pension benefits he would have accrued had he remained employed by us for the remainder of the term of his employment agreement; and
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for the remainder of the term of his employment agreement.

Resignation (with Non-Compete Payments). In the event that Mr. Francis resigns his employment with us and we elect to make non-compete payments to Mr. Francis, then we shall make monthly payments to Mr. Francis for a period not to exceed 12 months following the date of his termination, with each monthly payment equal to 1/12 of Mr. Francis's base salary and bonus for the 12-month period immediately prior to the date of his termination; provided, however, that the non-compete payments shall be reduced by any payments of salary, bonus or similar payments received by Mr. Francis from any new employment that relates to the time periods for which the non-compete payments are made. We may elect to stop making non-compete payments to Mr. Francis at any time during the 12-month period.

Disability. If Mr. Francis becomes and continues to be permanently disabled, then Mr. Francis shall be entitled to:

- payment of base salary for a period of not less than six months following the commencement of such permanent disability;
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for a period of not less than six months following the commencement of such permanent disability; and
- accelerated vesting of unvested stock options and restricted stock.

Death or Retirement. In the event of Mr. Francis's termination of employment due to death or retirement, any unvested stock options or restricted stock shall immediately vest. In addition, in the event of Mr. Francis's termination of employment due to retirement, he may exercise his stock options any time during the full term of the option, regardless of employment status.

Non-Renewal. We may elect not to renew the term of Mr. Francis's employment. In the event that we elect not to renew the term of Mr. Francis's employment and, as a result, Mr. Francis elects to resign, then Mr. Francis may be required to continue to perform his duties under his employment agreement for a period of up to three months. Additionally, we may elect, at our discretion, to require Mr. Francis to remain reasonably available to us for advice and consultation, for up to an additional nine months. In the event that we request Mr. Francis to remain available for advice and consultation, he will be entitled to all salary, bonus and benefits he would otherwise be entitled to receive for a commensurate period (reduced by any amounts he earns from other employment during that period). In the absence of our election of the advice and consultation period, Mr. Francis will not be entitled to any further salary, bonus or benefits by virtue of his resignation.

Change in Control. Mr. Francis may elect to resign his employment with the company if, within the 12-month period following a Change in Control, there occurs an "Adverse Change" (defined substantially as described above with respect to the other executive officers) in his circumstances.

In the event Mr. Francis terminates his employment under such circumstances, then Mr. Francis will be entitled to receive the same payments as described above in connection with a Termination without Cause. In addition, we may elect to bind Mr. Francis to a non-compete restriction by making payments to him, on the same basis as described under the heading "*Resignation (with Non-Compete Payments)*" for a period not to exceed the then remaining term of his employment agreement.

A Change in Control shall be deemed to have occurred upon the happening of any one or more of the following occurrences if, prior thereto, such occurrence has not received the approval of a majority of the disinterested members of the Board of Directors of Valley Forge and/or the Board:

- a liquidation, dissolution or sale of substantially all the assets of Valley Forge and/or our assets;
- any person becoming a beneficial owner of securities of Valley Forge and/or our securities representing more than 20% of the common stock of Valley Forge and/or our common stock or the combined voting power of Valley Forge's and/or our then outstanding securities;
- at least a majority of the Board of Valley Forge and/or the Board at any time does not consist of individuals who were elected, or nominated for election, by directors in office at the time of such election or nomination; or
- Valley Forge and/or we merge or consolidate with another corporation, and is/are not the surviving corporation.

Non-Solicitation. Additionally, Mr. Francis is bound by a non-solicitation covenant for a period of 2 years following any termination of his employment.

Parachute Gross-Up Payment. Pursuant to the February 26, 2007 amendment to Mr. Francis's employment agreement, Mr. Francis will be entitled to a Parachute Gross-Up Payment on the same terms as described above for the other executive officers.

Assuming one of the following events occurred on December 31, 2007, Mr. Francis's payments and benefits have an estimated value of:

	Severance/ Salary Continuation	Supple-mental Executive Retirement Plan Benefit	Payment under Executive Life Insurance Program	Payments under Executive LTD Program	Welfare Benefit Continuation	Value of Options Subject to Acceler-ation(1)	Value of Restricted Stock Subject to Acceleration(2)	Parachute Gross-up Payment
For Cause	—	$133,982(3)	—	—	—	—	—	—
Resignation	— (4)	133,982(3)	—	—	—	—	—	—
Death	—	133,982(3)	$750,000(5)	—	—	—	$6,288	—
Disability	$137,500	133,982(3)	—	$382,533(6)	$14,118(7)	—	6,288	—
Retirement	—	133,982(3)	—	—	—	—	6,288	—
Non-Renewal	— (8)	133,982(3)	—	—	— (9)	—	—	—
Without Cause	1,741,763(10)	238,677(11)	—	—	84,708(12)	—	—	—
Without Cause after a Change in Control	1,741,763(10)	238,677(11)	—	—	84,708(12)	—	—	— (13)
Due to Adverse Change after a Change in Control	1,741,763(14)(10)	238,677(11)	—	—	84,708(12)	—	—	— (13)
Change in Control (with or without termination)	—	—	—	—	—	—	6,288	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 9,520 shares of common stock, based on the difference between the exercise price of the options and $18.44, the closing price of our common stock on December 31, 2007. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 341 shares of common stock, based on $18.44, the closing price of our common stock on December 31, 2007.

(3) This amount represents the present value of Mr. Francis's accrued SERP benefit as of December 31, 2007.

(4) Mr. Francis has no entitlement to severance or salary continuation under this circumstance, but, as described above, we may elect to purchase a non-compete commitment from him for a period not to exceed 12 months at a cost equal to his monthly total compensation of $48,382 (reduced by any amounts he earns from other employment during that month).

(5) This amount represents the term life insurance proceeds payable upon the death of Mr. Francis under the life insurance policy provided by Valley Forge.

(6) This amount represents the actuarial present value of the benefits that would become payable to Mr. Francis under the supplemental long-term disability policy provided by Valley Forge in the event of his termination due to disability on December 31, 2007. The actuarial present value calculations for December 31, 2007 have decreased in comparison to December 31, 2006 because future cost-of-living adjustments are not being assumed in the calculations.

(7) This amount represents our portion of the premium payments for 6 months of health, life, accidental death and dismemberment, and disability coverage.

(8) Mr. Francis has no entitlement to severance or salary continuation under this circumstance, but, as described above, we may elect to require Mr. Francis to remain reasonably available to us to provide advice and consultation for a period not to exceed 9 months at a monthly cost equal to his total compensation of $48,832 (reduced by any amounts he earns from other employment during that month).

(9) Mr. Francis has no entitlement to welfare benefit continuation under this circumstance; however, as described above, in the event we elect to require Mr. Francis to remain reasonably available to us to provide advice and consultation, Mr. Francis is entitled to continue to receive health, life, accidental death and dismemberment, and disability coverage for the advice and consultation period, at an estimated monthly cost to us of $2,353.

(10) This amount is equal to 3 times Mr. Francis's rate of base salary and annual bonus opportunity in effect prior to termination.

(11) This amount represents the sum of (i) the present value of Mr. Francis's accrued SERP benefit as of December 31, 2007 including three additional years of service, such amount being $199,617, plus (ii) the present value of the benefit enhancement Mr. Francis would have accrued under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $39,060.

(12) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.

(13) This amount assumes that the fair market value of any non-compete commitment by Mr. Francis is at least equal to the sum of the payments made in exchange for that commitment under his employment agreement. This amount also gives effect to the February 26, 2007 amendment to Mr. Francis's employment agreement, which provides that in the event the imposition of the excise tax under Section 4999 of the Code could be avoided by the reduction of payments due to Mr. Francis by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply and no Parachute Gross-up Payment will be made.

(14) This amount represents $1,741,763 as a severance payment. In addition (and as described above), we may elect, in our discretion, to purchase a non-compete commitment from him at a monthly cost equal to his monthly total compensation of $48,832 (reduced by any amounts he earns from other employment during that month) for a period not to exceed 36 months.

For All Named Executive Officers

Effect of Change in Control on Unvested Equity Awards. For each named executive officer, the occurrence of a Change In Control (as defined in the applicable equity plans) will cause the vesting of all otherwise unvested options and restricted stock to accelerate fully.

Death or Disability. In addition to the individual entitlements described above, upon death, Messrs. Reuter, Hostetter and Duncan would be entitled to benefits under our Executive Life Insurance Program. Mr. Francis would be entitled to benefits under a separate life insurance program provided to him by Valley Forge. Additionally, upon disability, each of Messrs. Reuter, Hostetter and Duncan would be entitled to benefits under our Supplemental LTD Program. Mr. Francis would be entitled to benefits under a separate disability program provided to him by Valley Forge. Mr. Dunklebarger would be entitled to benefits under his Survivor Income Agreement. Each of these programs is discussed more fully above in the "*Compensation Discussion and Analysis*" section.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater-than-ten-percent shareholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of forms that we have received, and written representations from certain reporting persons that they were not required to file Form 5s relating to our stock, we believe that in 2007, all filing requirements pursuant to Section 16(a) of the Securities Exchange Act of 1934 relating to our officers, directors and principal shareholders were satisfied, except for a Form 4 filed late by Mr. Rose in connection with the purchase of Shares; a Form 5 filed late by Mr. Gibbel as a result of Shares acquired as consideration for the exchange of Community Shares into Susquehanna Shares on the effective date of the Community acquisition; a Form 5 filed late by Mr. Pierne relating to Shares acquired indirectly by him as a beneficiary of a trust; and a Form 5 filed late by Mr. DeSoto to disclose Shares of Susquehanna common stock owned by him that should have been reported on his initial Form 3.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Policies Regarding Related Person Transactions

We have adopted a written statement of policy (the "Policy") with respect to Related Person Transactions, which is administered by our Audit Committee. Under the Policy, a "Related Person Transaction" is any transaction between Susquehanna or any of our subsidiaries and a Related Person not including any transactions available to all employees generally, transactions related solely to executive compensation (which require approval by the Compensation Committee), transactions involving less than $5,000 when aggregated with all similar transactions, or transactions that have received pre-approval by the Audit Committee as described below. A "Related Person" is any of our executive officers, directors or director nominees, any shareholder owning in excess of five percent (5%) of our stock or any controlled affiliate of such shareholder, any immediate family member of any of our executive officers or directors, and any entity in which any of the foregoing has a substantial ownership interest or control.

Pursuant to the Policy, a Related Person Transaction may only be consummated or may only continue if:

- the Audit Committee approves or ratifies such transaction in accordance with the Policy, and the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; or
- the transaction is approved by the disinterested members of the Board; and
- the transaction, if it involves compensation, is also approved by our Compensation Committee.

Transactions with Related Persons, though not classified as Related Person Transactions by the Policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

Certain Types of Transactions Pre-Approved by the Audit Committee

We are a diversified financial institution that offers a variety of financial products to the public through our subsidiaries. Our Audit Committee has determined that offering such financial products to our Related Persons would be beneficial and has pre-approved the entrance by our subsidiaries into certain depository, loan, trust, lease, broker/dealer and investment advisory, insurance and risk management relationships with Related Person; provided that (i) the terms and conditions of any transaction must be substantially similar to those made available to the general public or any of our other employees; and (ii) the transaction is one that the subsidiary would typically enter into as part of its ordinary business.

In addition to the pre-approval of transactions involving financial products we provide as part of our business, our Audit Committee also pre-approved (i) any compensation, work-related reimbursement or benefits paid or provided to any of our employees or any of their affiliates who is a Related Person that is within our normal pay scale and which complies with our policies and procedures applicable to such compensation and benefits; (ii) any economic relationship between any of our directors (including his or her affiliated interests) and us or one of our subsidiaries that meets the de minimus exception set forth in Section IV.B.2 of our Code of Ethics; (iii) any legal representation provided by a law firm of which a member of our or an affiliate's Board of Directors is a member or partner, provided (a) the legal representation is provided in connection with matters arising in the ordinary course of our subsidiary's business; (b) the fees charged to us or our subsidiary do not exceed any fees that such law firm would charge to other similarly situated clients with which no member or partner of such law firm is affiliated; and (c) that without the prior approval of the Audit Committee, the total amount paid to such law firm by us or our subsidiaries does not exceed $120,000 per annum (which amount may be changed by resolution of the Audit Committee from time to time); and (iv) any contributions made to any charitable organizations, provided such contributions (a) are made in accordance with our policies and procedures regarding the same; and (b) do not exceed $100,000 per annum (which amount may be changed by resolution of the Audit Committee from time to time).

Though the foregoing types of transactions have been pre-approved by our Audit Committee and therefore may be entered into without review as set forth in the Policy, all transactions entered into with Related Persons are subject to disclosure if required by the applicable securities laws, rules and regulations.

Related Person Transactions for 2007

Certain of our directors and executive officers, including certain members of their immediate families and companies in which they are principal owners (more than 10%), entered into depository, trust, lease, broker/dealer and investment advisory, insurance and risk management services ("financial services arrangements") with our subsidiaries. In accordance with our pre-approval policy described above, the terms and conditions of these transactions were substantially similar to those made available to the general public or any of our other employees, and were the types of transactions that our subsidiaries typically enter into as part of their ordinary business. At December 31, 2007, all of our directors and executive officers, either directly or indirectly, had one or more financial services arrangements with our subsidiaries.

Certain of our directors and executive officers, including certain members of their immediate families and companies in which they are principal owners (more than 10%), were also indebted to our banking subsidiaries. In accordance with our pre-approval policy, all of these transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2007, Messrs. Alter, Freeman, Gibbel, Hall, Hoffman, Miller, Morello, Reuter, Rose, Ulsh, Wiest and Newkam and Ms. Piersol either directly or indirectly each had outstanding loans (in excess of $120,000) with our subsidiaries.

Law firms in which director Ulsh and former director Hall are principals received fees for legal services from our affiliates of $689,000 and $146,000, respectively.

Additionally, an insurance company in which Ms. Sears is a principal paid insurance commissions of $137,000 to one of our affiliates.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the Annual Meeting, a vote will be taken on a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2008. PricewaterhouseCoopers LLP has audited our financial statements since 1982.

The Audit Committee of the Board expects to appoint PricewaterhouseCoopers LLP as the independent auditors of Susquehanna and our subsidiaries for the year ending December 31, 2008. Although shareholder approval is not required, the Board desires to obtain shareholder ratification of this appointment. If the appointment is not ratified at the Annual Meeting, the Board will review its future selection of auditors. If the appointment is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Susquehanna and its shareholders. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting to make a statement if they so desire and to respond to appropriate questions.

The affirmative vote of a majority of the outstanding Shares entitled to vote on this proposal and represented in person or by proxy at the Annual Meeting is necessary for ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS.

INDEPENDENT ACCOUNTANTS

We engaged PricewaterhouseCoopers LLP, independent accountants, to audit our financial statements for the year ended December 31, 2007. We expect to engage PricewaterhouseCoopers LLP as our independent public accountants for the year 2008, subject to review and approval by the Audit Committee. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. They are expected to be available to respond to appropriate questions from our shareholders.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Shareholder proposals for the 2009 Annual Meeting of Shareholders must be received by our Corporate Secretary no later than November 17, 2008 to be considered for inclusion in the proxy statement and form of proxy relating to the 2009 Annual Meeting.

ANNUAL REPORT ON FORM 10-K

Upon written request to our Corporate Secretary at the address set forth at the top of page 1, we will furnish without charge to any shareholder whose proxy is solicited hereby a copy of our Annual Report on Form 10-K to the Securities and Exchange Commission, including the financial statements and schedules thereto. You may access electronic copies of our Annual Repot on the Internet by visiting our website at *www.susquehanna.net*, or by visiting the Securities and Exchange Commission's home page on the Internet at *www.sec.gov*.

By Order of the Board of Directors,

Lisa M. Cavage

Lisa M. Cavage
Secretary

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council

2007 Annual Report on Form 10-K

Susquehanna

Susquehanna Bancshares, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number ~~0-10674~~ 1-33872

Susquehanna Bancshares, Inc.
(Exact Name of Registrant as Specified in Its Charter)

SEC
Mail Processing
Section

MAR 19 2008

Washington, DC
101

Pennsylvania (State or Other Jurisdiction of Incorporation or Organization)	23-2201716 (I.R.S. Employer Identification No.)
26 North Cedar St., Lititz, Pennsylvania (Address of Principal Executive Offices)	17543 (Zip Code)

Registrant's telephone number, including area code (717) 626-4721

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
common stock, par value $2.00 per share	The Nasdaq Stock Market, LLC
Susquehanna Capital I Capital Stock (and the Guarantee by Susquehanna Bancshares, Inc. with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act: (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Small Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $975,664,083 as of June 29, 2007, based upon the closing price quoted on the Nasdaq Global Select Market for such date. Shares of common stock held by each executive officer and director and by each person who beneficially owns more than 5% of the outstanding common stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. The number of shares issued and outstanding of the registrant's common stock as of February 22, 2008, was 85,951,455.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Susquehanna's definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held April 30, 2008 are incorporated by reference into Part III of this Annual Report.

SUSQUEHANNA BANCSHARES, INC.

TABLE OF CONTENTS

Unless the context otherwise requires, the terms "Susquehanna," "we," "us," and "our" refer to Susquehanna Bancshares, Inc. and its subsidiaries.

PART I

Item 1. Business

General

Susquehanna Bancshares, Inc. is a financial holding company that provides a wide range of retail and commercial banking and financial services through our subsidiaries in the mid-Atlantic region. In addition to three commercial banks, we operate a trust and investment company, an asset management company (which provides investment advisory, asset management, brokerage and retirement planning services), a property and casualty insurance brokerage company, a commercial finance company, and a vehicle leasing company. As of December 31, 2007, we had total assets of $13.1 billion, consolidated net loans and leases of $8.8 billion, deposits of $8.9 billion, and shareholders' equity of $1.7 billion.

Susquehanna was incorporated in Pennsylvania in 1982. Our executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543. Our telephone number is (717) 626-4721, and our web site address is *www.susquehanna.net*. Our stock is traded on the Nasdaq Global Select Market under the symbol SUSQ. We make available free of charge, through the Investor Relations section of our web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our web site.

As a financial holding company with operations in multiple states, we manage our subsidiaries on a geographic market basis, which allows each subsidiary operating in different markets to retain its autonomy with regard to loan approvals and product pricing. We believe that this approach differentiates us from other large competitors because it gives our subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. We continue, however, to implement consolidations in selected lines of business, operations and support functions in order to achieve economies of scale and cost savings. We also provide our banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial, administrative, and control services.

Market Areas

Our Bank Subsidiaries

- Susquehanna Bank DV operates primarily in the suburban Philadelphia, Pennsylvania and southern New Jersey market areas, including Berks, Chester, Delaware, Lehigh, Montgomery, and Northampton counties in Pennsylvania and Atlantic, Burlington, Camden, Cumberland, and Gloucester counties in New Jersey. The Pennsylvania state-chartered bank operates 48 banking offices.
- Susquehanna Bank PA operates primarily in the central Pennsylvania market area, including Adams, Berks, Chester, Cumberland, Dauphin, Lancaster, Luzerne, Lycoming, Northumberland, Schuylkill, Snyder, Union, and York counties. The Pennsylvania state-chartered bank operates 123 banking offices.
- Susquehanna Bank operates primarily in the market areas of Maryland and southwestern central Pennsylvania, including Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington, and Worcester counties and the City of Baltimore in Maryland; Berkeley County in West Virginia and Bedford and Franklin counties in Pennsylvania. The Maryland state-chartered bank operates 64 banking offices.

The following table sets forth information, for the year ended December 31, 2007, regarding our bank subsidiaries and our non-bank subsidiaries that had annual revenues in excess of $5.0 million:

Subsidiary	Assets	Percent of Total	Revenues[1]	Percent of Total	Pre-tax Income	Percent of Total
	(dollars in thousands)					
Bank Subsidiaries:						
Susquehanna Bank DV	$ 3,141,238	24.0%	$112,612	28.4%	$ 31,475	32.2%
Susquehanna Bank PA[2]	6,585,884	50.4	108,765	27.4	28,277	28.9
Susquehanna Bank	3,360,503	25.7	120,635	30.4	43,759	44.8
Non-Bank Subsidiaries:						
Susquehanna Trust & Investment Company	9,321	0.1	13,265	3.3	2,567	2.6
Valley Forge Asset Management Corp.	36,737	0.3	19,799	5.0	6,384	6.5
Boston Service Company, Inc. (t/a Hann Financial Service Corp.)	162,228	1.2	19,142	4.8	(2,987)[3]	(3.1)
The Addis Group, LLC	46,997	0.4	12,595	3.2	2,101	2.1
Consolidation adjustments and other non-bank subsidiaries	(264,914)	(2.1)	(10,251)	(2.5)	(13,813)[4]	(14.0)
TOTAL	$13,077,994	100.0%	$396,562	100.0%	$ 97,763	100.0%

(1) Revenue equals net interest income and other income.

(2) Excludes Susquehanna Trust & Investment Company, a wholly owned subsidiary. Includes the effects of the Community Bank, Inc. acquisition on November 16, 2007.

(3) Does not include incremental benefits to the banks for loans and leases originated by Hann. When these benefits, not recorded on Hann's books, are taken into consideration, Hann's pre-tax income for 2007 would have been $5.0 million. The corresponding reduction in pre-tax income in the bank subsidiaries would have been as follows: Susquehanna Bank DV—$3.2 million; Susquehanna Bank PA—$2.5 million; and Susquehanna Bank—$2.3 million.

(4) Primarily the parent company's unallocated expenses.

As of December 31, 2007, non-interest income represented 30.4% of our total revenue. Bank subsidiaries contributed 51.1% of total non-interest income, and non-bank affiliates 48.9% of total non-interest income.

We are managed from a long-term perspective with financial objectives that emphasize loan quality, balance sheet liquidity, and earnings stability. Consistent with this approach, we emphasize a low-risk loan portfolio derived from our local markets. In addition, we focus on not having any portion of our business dependent upon a single customer or limited group of customers or a substantial portion of our loans or investments concentrated within a single industry or a group of related industries. Our net charge-offs over the past five years have averaged 0.19% of total average loans and leases.

As of December 31, 2007, our total loans and leases (net of unearned income) in dollars and by percentage were as follows:

	(dollars in thousands)	
Commercial, financial and agricultural	$1,781,981	20.4%
Real estate – construction	1,292,953	14.8
Real estate secured – residential	2,151,923	24.6
Real estate secured – commercial	2,661,841	30.3
Consumer	411,159	4.7
Leases	451,733	5.2
Total loans and leases	$8,751,590	100.0%

As of December 31, 2007, core deposits funded 70.2% of our lending and investing activities. The following chart reflects the total loans and deposits of our banks and their subsidiaries as of December 31, 2007:

	Loans and Leases	Percent of Total	Deposits	Percent of Total
		(dollars in thousands)		
Susquehanna Bank DV	$2,135,510	24.4%	$1,994,792	22.3%
Susquehanna Bank PA	4,218,364	48.3	4,541,611	50.7
Susquehanna Bank	2,484,684	28.4	2,414,134	27.0
Consolidation and elimination adjustments	(100,000)	(1.1)	0	0
Total	$8,738,558	100.0%	$8,950,537	100.0%

Our Non-bank Subsidiaries. Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp. operate primarily in the same market areas as our bank subsidiaries. The Addis Group, LLC operates primarily in southeastern Pennsylvania, southern New Jersey, and northern Delaware. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) operates primarily in New Jersey, eastern Pennsylvania, and southeastern New York. Susquehanna Commercial Finance, Inc. operates throughout the continental United States.

While conditions in our market area are presently stable, a variety of factors (e.g., any substantial rise in inflation or unemployment rates, decrease in consumer confidence, natural disasters, war, or political instability) may affect such stability, both in our markets as well as national markets. We will continue our emphasis on managing our funding costs and lending rates to effectively maintain profitability. In addition, we will seek relationships that can generate fee income that is not directly tied to lending relationships. We anticipate that this approach will help mitigate profit fluctuations that are caused by movements in interest rates, business and consumer loan cycles, and local economic factors.

Products and Services

Our Bank Subsidiaries. Our commercial bank subsidiaries operate as an extensive branch network and maintain a strong market presence in our primary markets. They provide a wide-range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposit, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, automobile loans, personal loans, and internet banking services. They also provide a wide-range of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans, and internet banking services.

Our Non-bank Subsidiaries. Our non-bank subsidiaries offer a variety of financial services to complement our core banking operations, broaden our customer base, and diversify our revenue sources. The Addis Group, LLC provides commercial, property and casualty insurance, and risk management programs for medium and large sized companies. Susquehanna Trust & Investment Company, a subsidiary of Susquehanna Bank PA, provides traditional trust and custodial services, and acts as administrator, executor, guardian, and managing agent for individuals, businesses and non-profit entities. Valley Forge Asset Management Corp. offers investment advisory, asset management and brokerage services for institutional and high net worth individual clients, and directly and through a subsidiary, retirement planning services. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services. Susquehanna Commercial Finance, Inc., a subsidiary of Susquehanna Bank DV, provides comprehensive commercial financing services.

Our Long-Term Strategy

We manage our business for sustained long-term growth and profitability. Our primary strategies are internal growth through expansion of our customer base in existing markets and external growth through acquisitions in selected markets. We focus on leveraging customer relationships through the cross-selling of a comprehensive range of financial services and products by a highly trained and motivated employee sales force. Our long-term strategic plan to enhance shareholder value has three main components: growing our business profitably through the specific methods mentioned above; building enduring relationships through sales and service; and focusing on risk management. Integrated into our strategic plan under these components are various company-wide initiatives we believe are important to achieving our plan, including technology, rewards, teamwork, training, communications, and organizational structure.

Mergers and Acquisitions

Widmann Siff. On August 1, 2007, we acquired Widmann, Siff & Co., Inc., an investment advisory firm located in Radnor, Pennsylvania. Widmann Siff has over $300 million in assets under management, including accounts serving individuals, pension and profit-sharing plans, corporations, and family trusts. Widmann Siff is now a subsidiary of Valley Forge Asset Management Corp., which is part of Susquehanna's wealth management family of companies.

Community. On November 16, 2007, we completed our acquisition of Community Banks, Inc. ("Community") pursuant to an Amended and Restated Agreement of Plan of Merger dated July 25, 2007. Under the terms of the merger agreement, which was approved both by our shareholders and Community's shareholders on October 2, 2007, we acquired Community by merging it with and into Susquehanna, with Susquehanna being the surviving corporation. In connection with the merger, Community's shareholders had the opportunity to elect to receive either $34.00 in cash or 1.48 shares of our common stock for each share of Community common stock they owned. Community's shareholders could elect to receive all cash, all Susquehanna common stock or a combination of cash and stock, subject to allocation procedures described in the merger agreement. Holders of options to purchase Community common stock were given the right to have their stock options cancelled for a cash payment for each share of Community stock that was subject to the option equal to the difference between $34.00 and the exercise price per share for such stock option. Community stock options that were not cancelled for a cash payment were assumed by us with appropriate adjustments (based on the exchange ratio of 1.48) to the number of our shares for which each option is exercisable and the exercise price for the option. The other terms of the options have not changed.

Stratton. On December 31, 2007, we entered into an agreement to acquire Stratton Holding Company, an investment management company with approximately $3 billion in assets under management.

Stratton Holding Company is the parent of Stratton Management Company, a privately owned investment management firm founded in 1972 and based in Plymouth Meeting, Pennsylvania. Stratton Management provides equity management of assets for institutions, pensions, endowments and high net worth individuals. It also manages and advises the Stratton Mutual Funds, including Stratton Small-Cap Value Fund, Stratton Multi-Cap Fund, and Stratton Monthly Dividend REIT Shares. Another subsidiary of Stratton, Semper Trust Company, is a Pennsylvania-chartered trust company.

Under the agreement, Stratton Holding will become a wholly-owned subsidiary of Susquehanna and part of the family of Susquehanna Wealth Management companies. The agreement is expected to bring our total assets under management and administration to approximately $9 billion.

The acquisition, which is subject to regulatory and other approvals, is expected to close in the second quarter of 2008.

We currently have no other formal commitments with respect to the acquisition of any entities, although discussions with prospects occur on a regular and continuing basis.

Future Acquisitions. We routinely evaluate possible future acquisitions of other banks, and may also seek to enter businesses closely related to banking or that are financial in nature, or to acquire existing companies already engaged in such activities, including investment advisory services and insurance brokerage services. Any acquisition by us may require notice to or approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, other regulatory agencies and, in some instances, our shareholders. While any such acquisition may occur in any market area, the four major growth corridors that we are currently focused on are as follows:

- the Lancaster/York/Baltimore corridor, comprising Lancaster and York counties in Pennsylvania, the City of Baltimore, and Baltimore, Harford, Howard, Carroll ,and Anne Arundel counties in Maryland;
- the Greater Delaware Valley corridor, comprising Chester, Montgomery, Delaware, and Bucks counties in Pennsylvania, the City of Philadelphia, and Gloucester, Camden, Burlington, and Mercer counties in New Jersey;
- the Interstate 81 corridor, comprising Franklin, Cumberland, and Adams counties in Pennsylvania, Washington and Frederick counties in Maryland, and Berkeley and Jefferson counties in West Virginia; and
- the contiguous market area that would fill in between our current bank subsidiaries.

Employees

As of December 31, 2007, we had 2,974 full-time and 360 part-time employees.

Competition

Financial holding companies and their subsidiaries compete with many institutions for deposits, loans, trust services and other banking-related and financial services. We are subject to competition from less heavily regulated entities such as brokerage firms, money market funds, credit unions, consumer finance and credit card companies, and other financial services companies.

The Gramm-Leach-Bliley Act has liberalized many of the regulatory restrictions previously imposed on us, including our subsidiaries. Further legislative proposals are pending or may be introduced which could further affect the financial services industry. It is not possible to assess whether any of such proposals will be enacted, and if enacted, what effect such proposals would have on our competitive positions in our marketplace.

As a result of state and federal legislation enacted over the past 20 years, consolidation in the industry has continued at a rapid pace. Further, as a result of the relaxation of laws and regulations pertaining to branch banking in the state, and the opportunity to engage in interstate banking, consolidation within the banking industry has had a significant effect on us and our markets. At present, we compete with numerous super-regional institutions, with significantly greater resources and assets, that conduct banking business throughout the region.

Supervision and Regulation

General. We are a financial holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and are subject to regulation under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

Our bank subsidiaries are also subject to regulation and supervision. Susquehanna Bank PA and Susquehanna Bank DV are Pennsylvania state banks subject to regulation and periodic examination by the Pennsylvania Department of Banking and the Federal Reserve Board. Susquehanna Bank is a Maryland state bank subject to regulation and periodic examination by the Division of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation and the Federal Reserve Board. Susquehanna Trust & Investment Company is a Pennsylvania non-depository trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking and the Federal Reserve Board. All of our subsidiaries are subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Consistent with the requirements of the Bank Holding Company Act, our only lines of business in 2007 consisted of providing our customers with banking, trust and other financial products and services. These included commercial banking through our subsidiary banks, trust and related services through Susquehanna Trust & Investment Company, consumer vehicle financing through Boston Service Company, Inc. (t/a Hann Financial Service Corp.), commercial financing through Susquehanna Commercial Finance, Inc., investment advisory, asset management, retirement plan consulting and brokerage services through Valley Forge Asset Management Corp. and property and casualty insurance brokerage services through The Addis Group, LLC. Of these activities, banking activities accounted for 91% of our gross revenues in 2007 and 89% of our gross revenues in 2007.

Regulations governing our bank subsidiaries restrict extensions of credit by such institutions to Susquehanna and, with some exceptions, the other Susquehanna affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Susquehanna and such affiliates. These regulations also restrict investments by our bank subsidiaries in the stock or other securities of Susquehanna and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Susquehanna.

Our bank subsidiaries are subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches, and numerous other aspects of their operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

Additional Activities. Susquehanna is a "financial holding company" (an "FHC") under the Gramm-Leach-Bliley Act (the "GLB Act"). As an FHC, we are permitted to engage, directly or through subsidiaries, in a wide variety of activities which are financial in nature or are incidental or complementary to a financial activity, in addition to all of the activities otherwise allowed to us. The additional activities permitted to us as an FHC (if we so determine to conduct them) include, among others, insurance and securities underwriting, merchant banking activities, issuing and selling annuities and securitized interests in financial assets, and engaging domestically in activities that bank holding companies previously have been permitted to engage in only overseas. It is expected that in the future, other activities will be added to the permitted list. All of these listed activities can be conducted, through an acquisition or on a start-up basis, generally without prior Federal Reserve Board approval and with only notice to the Federal Reserve Board afterward.

The GLB Act also generally permits well-capitalized national banks and, if state law permits, well-capitalized state chartered banks, to form or acquire financial subsidiaries to engage in most of these same activities, with the exception of certain specified activities (insurance underwriting, for example) which must be conducted only at the level of the holding company or a non-bank subsidiary of the holding company. State chartered banks in Pennsylvania and Maryland are generally allowed to engage (with proper regulatory authorization) in activities that are permitted to national banks.

As an FHC, Susquehanna is generally subject to the same regulation as other bank holding companies, including the reporting, examination, supervision and consolidated capital requirements of the Federal Reserve Board. However, in some respects the regulation is modified as a result of FHC status. For example, Susquehanna must continue to satisfy certain conditions (discussed below) to preserve our full flexibility as an FHC. However, as an FHC, Susquehanna (unlike traditional bank holding companies) is permitted to undertake several new types of activities, and to acquire companies engaged in several additional kinds of activities, without prior Federal Reserve Board approval and with only notice to the Federal Reserve Board afterward. To preserve our FHC status, we must ensure that all of our insured depository institution subsidiaries remain well-capitalized and well-managed for regulatory purposes and earn "satisfactory" or better ratings on their periodic Community Reinvestment Act ("CRA") examinations.

An FHC ceasing to meet these standards is subject to a variety of restrictions, depending on the circumstances. If the Federal Reserve Board determines that any of the FHC's subsidiary depository institutions are either not well-capitalized or not well-managed, it must notify the FHC. Until compliance is restored, the Federal Reserve Board has broad discretion to impose appropriate limitations on the FHC's activities. If compliance is not restored within 180 days, the Board may ultimately require the FHC to divest its depository institutions or in the alternative, to discontinue or divest any activities that are permitted only to FHC bank holding companies.

The potential restrictions are different if the lapse pertains to the CRA requirement. In that case, until all the subsidiary institutions are restored to at least "satisfactory" CRA rating status, the FHC may not engage, directly or through a subsidiary, in any of the additional activities permissible under the GLB Act nor make additional acquisitions of companies engaged in the additional activities. However, completed acquisitions and additional activities and affiliations previously begun are left undisturbed, as the GLB Act does not require divestiture for this type of situation.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("tier 1 capital"). The remainder of total capital ("tier 2 capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

At December 31, 2007, our tier 1 capital and total capital (*i.e.*, tier 1 plus tier 2) ratios were 9.23% and 11.31%, respectively.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of tier 1 capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. At December 31, 2007, our leverage ratio was 10.24%.

Our subsidiary depository institutions are all subject to similar capital standards promulgated by the Federal Reserve Board. The Federal Reserve Board has not advised any of our subsidiary institutions of any specific minimum leverage ratios applicable to such institutions.

The federal bank regulatory agencies' risk-based capital guidelines for years have been based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision, a committee of central bankers and bank supervisors from the major industrialized countries. This body develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, it proposed a new capital adequacy framework ("Basel II") for large, internationally active banking organizations to replace Basel I. Basel II was designed to produce a more risk-sensitive result than its predecessor. However, certain portions of Basel II entail complexities and costs that were expected to preclude their practical application to the majority of U.S. banking organizations that lack the economies of scale needed to absorb the associated expenses.

Effective April 1, 2008, the U.S. federal bank regulatory agencies have adopted Basel II for application to certain banking organizations in the United States. The new capital adequacy framework will apply to organizations that (i) have consolidated assets of at least $250 billion, or (ii) have consolidated total on-balance sheet foreign exposures of at least $10 billion, or (iii) are eligible to, and elect to, opt-in to the new framework even though not required to do so under clause (i) or (ii) above, or (iv) as a general matter, are subsidiaries of a bank or bank holding company that uses the new rule. During a two-year phase in period, organizations required or electing to apply Basel II will report their capital adequacy calculations separately under both Basel I and Basel II on a "parallel run" basis.

Given the high thresholds noted above, Susquehanna is not expected to be required to apply Basel II in the foreseeable future. No determination has been made as to whether we will be eligible, and if so will elect, to apply Basel II at the first opportunity or at some future point. The U.S. federal bank regulatory agencies are expected in the spring of 2008 to release a separate proposal that will modify the existing Basel I framework applicable to the vast majority of U.S. banking organizations not required or electing to use the new Basel II program. The goal of this separate proposal will be to provide a more risk-sensitive capital regime for those organizations and to address concerns that the new Basel II framework would otherwise present significant competitive advantages for the largest participants in the U.S. banking industry.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit Insurance Corporation ("FDIC") and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. As of December 31, 2007, all of our depository institution subsidiaries exceeded the required capital ratios for classification as "well capitalized."

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, the FDIC adopted a new risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC insured institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with certain "CAMELS" ratings (under the Uniform Financial Institutions Examination System adopted by the Federal Financial Institutions Examination Council) were grouped in Risk Category I and were assessed for deposit insurance premiums at an annual rate of between five and seven basis points with the assessment rate for the particular institution to be determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either a set of financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV are assessed premiums at progressively higher rates. Each of our bank subsidiaries presently is designated a Risk Category I institution.

Cross Guarantees. Our insured depository institution subsidiaries are also subject to cross-guaranty liability under federal law. This means that if one FDIC-insured depository institution subsidiary of a multi-institution bank holding company fails or requires FDIC assistance, the FDIC may assess "commonly controlled" depository institutions for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed subsidiary institution and on Susquehanna as the common parent. While the FDIC's cross-guaranty claim is generally junior to the claims of depositors, holders of secured liabilities, general creditors, and subordinated creditors, it is generally superior to the claims of shareholders and affiliates.

Source of Strength Doctrine. Under Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall financial condition.

Interstate Banking and Branching. Under the Pennsylvania Banking Code of 1965, there is no limit on the number of banks that may be owned or controlled by a Pennsylvania-based bank holding company and the

Pennsylvania bank subsidiaries may branch freely throughout the Commonwealth and, with Department of Banking approval, elsewhere in the United States and abroad. The banking laws of Maryland also extend to banks organized under their laws broad powers to operate out-of-state branch offices.

Substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies have been eliminated. In addition, the federal banking agencies are generally permitted to approve merger transactions resulting in the creation of branches by banks outside their home states if the host state into which they propose to branch has enacted authorizing legislation. Of the middle-Atlantic states, Pennsylvania and West Virginia have enacted legislation authorizing *de novo* branching by banks located in states offering reciprocal treatment to their institutions. Maryland and Ohio have as well, but without the reciprocity requirement. Delaware, New Jersey, and New York do not allow entry through full *de novo* branching by sister-state banks and require that they enter the state through mergers of established institutions. Liberalizing of the branching laws in recent years has had the effect of increasing competition within the markets in which we now operate.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Act requires financial institutions, including our banking and broker-dealer subsidiaries, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Regulation of Non-bank Subsidiaries. In addition to Susquehanna Trust & Investment Company, we have other primary non-bank subsidiaries whose activities subject them to licensing and regulation. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) is organized under the laws of New Jersey. It is regulated by Connecticut as a motor vehicle leasing company, by Delaware as a finance or small loan agency and a motor vehicle lessor, and by New Jersey and Pennsylvania as a sales finance company. Valley Forge Asset Management Corp. is organized under the laws of Pennsylvania. It is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940. It is also a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also licensed with the securities commissions of 27 states. The Addis Group, LLC is organized under the laws of Pennsylvania. It is licensed with the Pennsylvania Insurance Commissioner and the insurance commissioners of 48 other states.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records, and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer. The Act also requires institutions to furnish consumers at the outset of the relationship and annually thereafter written disclosures concerning the institution's privacy policies.

Future Legislation. From time to time, various legislation is introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change banking statutes and our operating environment or that of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have upon our financial condition or results of operations.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of Susquehanna and our subsidiaries are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings, and growth cannot be predicted.

Executive Officers

As of December 31, 2007, the executive officers of Susquehanna, their ages and their positions with Susquehanna, are set forth in the following table:

Name	Age	Title
William J. Reuter	58	Chairman of the Board, President and Chief Executive Officer
Eddie L. Dunklebarger	54	Vice Chairman of the Board and Executive Vice President
Drew K. Hostetter	53	Executive Vice President, Treasurer and Chief Financial Officer
Edward Balderston, Jr.	60	Executive Vice President and Chief Administrative Officer
Michael M. Quick	59	Executive Vice President and Chief Corporate Credit Officer
Gregory A. Duncan	52	Executive Vice President
James G. Pierné	56	Executive Vice President and Group Executive
Peter J. Sahd	48	Senior Vice President and Group Executive
Bernard A. Francis, Jr.	57	Senior Vice President and Group Executive
Joseph R. Lizza	49	Senior Vice President and Group Executive
Rodney A. Lefever	41	Senior Vice President and Chief Technology Officer
Lisa M. Cavage	43	Senior Vice President, Secretary and Counsel
Edward J. Wydock	51	Senior Vice President and Chief Risk Officer

William J. Reuter has been a Director of Susquehanna since 1999 and became Chairman of the Board in May 2002. He has been Chief Executive Officer since May 2001 and President since January 2000. From January 1998 until he was named President, he was Senior Vice President. He has also been Chairman of the Board of Susquehanna Bank PA (including its predecessor, Farmers First Bank) since March 2001, and a Director of Susquehanna Bank since 1985 (including its predecessor, Farmers & Merchants Bank and Trust), Boston Service Company, Inc. (t/a Hann Financial Service Corp.) since February 2000, Valley Forge Asset Management Corp. since March 2000, and The Addis Group, LLC since September 2002.

Eddie L. Dunklebarger was appointed a Director and Vice Chairman of the Board in November 2007 in connection with our acquisition of Community. He was also appointed an Executive Vice President of Susquehanna on that date. From 1998 to 2007, he served as a Director of Community and was elected Chairman of Community's Board in 2002. From 1998 to 2007, he also served as President and Chief Executive Officer of Community, and from 1999 to 2007, he also served as President and Chief Executive Officer of Community's subsidiary bank.

Drew K. Hostetter was appointed Executive Vice President in May 2001 and has been Treasurer and Chief Financial Officer since 1998. From January 2000 until his appointment as Executive Vice President, he was Senior Vice President. He was also appointed as Chairman of Hann Financial Service Corp. in February 2004.

Edward Balderston, Jr. was appointed Executive Vice President and Chief Administrative Officer in June 2004. From May 2001 until his appointment as Executive Vice President and Chief Administrative Officer, he was Senior Vice President and Group Executive. From May 1998 until his appointment as Senior Vice President and Group Executive, he was Vice President in Charge of Marketing and Human Resources.

Michael M. Quick was appointed Executive Vice President and Chief Corporate Credit Officer in July 2007. From May 2005 until his appointment as Executive Vice President and Chief Credit Officer, he was Executive Vice President and Group Executive. From June 2004 until his appointment as Executive Vice President and Group Executive, he was Senior Vice President and Group Executive. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive of Susquehanna. He has been Chairman of Susquehanna Bank DV (including its predecessor Susquehanna Patriot Bank) since June 2006. From November 2005 until he was appointed Chairman of Susquehanna Bank DV, he was Chairman and Chief Executive Officer of Susquehanna Patriot Bank. From June 2004 until his appointment as Chairman and Chief Executive Officer of Susquehanna Patriot Bank, he was Chairman of Susquehanna Patriot Bank. From March 1998 until his appointment as Chairman of Susquehanna Patriot Bank, he was President and Chief Executive Officer of Equity Bank, N.A.

Gregory A. Duncan was appointed Executive Vice President in January 2000. From May 2001 until May 2007, he also served as Chief Operating Officer. From January 1998 until his appointment as Executive Vice President, he was Senior Vice President – Administration. He was appointed President and Chief Executive Officer of Susquehanna Bank PA in October 2005.

James G. Pierné was appointed Executive Vice President and Group Executive in May 2007. From June 2004 until his appointment as Executive Vice President and Group Executive, he was Senior Vice President and Group Executive. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive. He has been Chairman, President and Chief Executive Officer of Susquehanna Bank (including its predecessor, Farmers & Merchants Bank and Trust) since March 2002. He also served as President and Chief Executive Officer of Farmers & Merchants Bank and Trust from March 2000 to March 2002. From March 1999 until his appointment as President and Chief Executive Officer, he was Executive Vice President of Farmers & Merchants Bank and Trust. From 1993 until his appointment as Executive Vice President, he was Senior Vice President of Farmers & Merchants Bank and Trust.

Peter J. Sahd was appointed Senior Vice President and Group Executive in June 2004. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive. From April 1999 until his appointment as Vice President and Group Executive, he was Director — Alternative Delivery Services. Prior to joining Susquehanna, Mr. Sahd served as Senior Vice President, Operations, of Fulton Bank from August 1994 until April 1999.

Bernard A. Francis, Jr. was appointed Senior Vice President and Group Executive in May 2005. From June 2004 until his appointment as Senior Vice President and Group Executive, he was Vice President. He has also been President and Chief Executive Officer of Valley Forge Asset Management Corp. since March 2000, Chief Investment Officer of Susquehanna Trust & Investment Company since November 2001, a Director of Tyler Wealth Counselors, Inc. since June 2004, President of Brandywine Benefits Company, LLC since February 2005, and Chairman, President and Chief Executive Officer of Widmann, Siff & Co., Inc. since August 2007.

Joseph R. Lizza was appointed Senior Vice President and Group Executive in April 2007. He has served as President and Chief Executive Officer of Susquehanna Bank DV (including its predecessor, Susquehanna Patriot Bank) since July 2006. From July 2006 until his appointment as Senior Vice President, he served as Vice President of Susquehanna. From April 2005 until his appointment as President and Chief Executive Officer of Susquehanna Patriot Bank, he was Senior Vice President — Risk Management of Susquehanna Bank. From February 2000 until his appointment as Senior Vice President — Risk Management of Susquehanna Bank, he was President and Chief Executive Officer of Susquehanna Bank.

Rodney A. Lefever was appointed Senior Vice President and Chief Technology Officer in June 2004. From May 2002 until his appointment as Senior Vice President and Chief Technology Officer, he was Vice President and Chief Technology Officer. From April 2001 until his appointment as Vice President and Chief Technology Officer, he was Chief Technology Officer. Prior to joining Susquehanna, he served as Director, Earthlink Everywhere, Earthlink, Inc. from September 2000 until April 2001, as the President of New Business Development, OneMain.com Inc. from December 1999 until September 2000 and as the President of D&E Supernet (and its predecessors) from March 1995 until December 1999.

Lisa M. Cavage was appointed Senior Vice President in May 2005. From May 2001 until her appointment as Senior Vice President, she was Vice President. She has been Counsel to Susquehanna since March 1998.

Edward J. Wydock was appointed Senior Vice President and Chief Risk Officer in May 2007. From May 2002 until his appointment as Senior Vice President and Chief Risk Officer, he served as Vice President and Chief Audit Executive. Prior to joining Susquehanna, he served as Director of Internal Audit and Risk Consulting at PricewaterhouseCoopers LLP from March 1997 to May 2002.

There are no family relationships among the executive officers of Susquehanna. The executive officers are elected or appointed by the Board of Directors of Susquehanna and serve until the appointment or election and qualification of their successor or their earlier death, resignation or removal. There are no arrangements or understandings between any of them and any other person pursuant to which any of them was selected an officer of Susquehanna.

Item 1A. Risk Factors

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $6.0 billion at December 31, 2003, to $13.1 billion at December 31, 2007. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities, and acquire other bank and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Geographic concentration in one market may unfavorably impact our operations.

Our operations are heavily concentrated in the Mid-Atlantic region. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. Deterioration in economic conditions in this market could:

- increase loan delinquencies;
- increase problem assets and foreclosures;
- increase claims and lawsuits;
- decrease the demand for our products and services; and
- decrease the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Loss of certain of our key officers would adversely affect our business.

Our future operating results are substantially dependent on the continued service of William J. Reuter, our Chairman, President and Chief Executive Officer; Drew K. Hostetter, our Executive Vice President and Chief Financial Officer; and Bernard A. Francis, Jr., our Senior Vice President and Group Executive. The loss of the services of Messrs. Reuter, Hostetter and Francis would have a negative impact on our business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on our business because of his leadership, business development skills and community involvement. We do not maintain key man life insurance on Messrs. Reuter, Hostetter or Francis.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending, and commercial mortgage lending, which comprised 20.4%, 14.8% and 30.3% of our total loan portfolio, respectively, as of December 31, 2007. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Because our loan portfolio contains a significant number of commercial real estate, commercial and industrial loans, and construction loans, the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

In an attempt to mitigate any loan and lease losses that we may incur, we maintain an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience, and delinquency trends. However, we cannot predict loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses could reduce our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets.

We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest-rate-sensitive assets and interest-rate-sensitive liabilities. However, interest-rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

Adverse economic and business conditions in our market area may have an adverse effect on our earnings.

Substantially all of our business is with customers located within Pennsylvania, Maryland, and New Jersey. Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers' ability to repay their loans and, consequently, adversely affect our financial condition and performance. For example, a loss of market confidence in vehicle leasing paper and related residual values could have a negative effect on our vehicle leasing subsidiary's ability to fund future vehicle lease originations. If this should occur, our vehicle leasing subsidiary's revenues and earnings would be adversely affected. Further, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings could be adversely affected.

Indirect effects of sub prime lending issues in the financial services industry may inhibit our ability to access the capital markets.

While we do not have any direct sub prime lending exposure, there have been significant losses incurred by major financial institutions that do have such exposure. As a result, the supply of capital needed by these large institutions has outpaced the demand by investors, and regional financial institutions may experience difficulty accessing the capital markets. Furthermore, market concerns regarding commercial real estate exposure could put pressure on our debt ratings, which may also make it difficult to raise capital.

If we are not able to securitize assets, it could negatively affect our liquidity and capital ratios.

We use the securitization of financial assets as a source of funding and a means to manage capital. It is part of our core business. If we are not able to securitize these assets for any reason, including, without limitation, market conditions, a failure to maintain our investment-grade senior unsecured long-term debt ratings, or regulatory changes, it could negatively affect our capital ratios and require us to rely more heavily on other sources of funding such as repos, brokered deposits and Federal Home Loan Bank ("FHLB") borrowings.

Adverse business conditions in our vehicle leasing subsidiary could adversely affect our financial performance.

Through our subsidiary, Boston Service Company, Inc. (t/a Hann Financial Service Corp.), we are involved in the vehicle leasing business. In 2007, Hann suffered a decrease in its vehicle origination, servicing, and securitization fees, due primarily to decreased lease origination volumes. We believe that the reduction in volume principally resulted from special financing offers provided by the major automobile manufacturers in 2007.

If these special financing offers were to continue in 2008, our financial performance could be negatively impacted. Additionally, in 2005, vehicle residual value expense at Hann increased significantly based upon service agreements with Auto Lenders Liquidation Center, Inc., a third party residual value guarantor. Under the terms of these servicing agreements, vehicle residual value expense was substantially less in 2006 and 2007 and will continue at 2007 levels in 2008, 2009 and 2010. Beyond 2010, vehicle residual value expense could once again increase depending upon used vehicle market conditions. If this were to happen, it could have a negative impact on our financial performance after 2010.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

Our banking subsidiaries face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies, and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, our banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share, and adversely affect our earnings and financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Government regulation significantly affects our business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, we are subject to regulation by the Federal Reserve Board. Our three bank subsidiaries, as of December 31, 2007, are also regulated by the Federal Reserve Board and are subject to regulation by the state banking departments of the states in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth. In addition, we have non-bank operating subsidiaries from which we derive income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, industries which are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations, and regulatory practices affecting the financial service industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC and The NASDAQ Stock Market, LLC. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

The Pennsylvania business corporation law and various anti-takeover provisions under our articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, we have various anti-takeover measures in place under our articles of incorporation. Any one or more of these measures may impede the takeover of Susquehanna without the approval of our board of directors and may prevent our shareholders from taking part in a transaction in which they could realize a premium over the current market price of our common stock.

Combining Susquehanna and Community may be more difficult, costly or time-consuming than we expect, or could result in the loss of customers.

Prior to the completion of the merger, Susquehanna and Community operated independently. It is possible that the integration process of the two companies could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause Susquehanna and Community to lose customers or cause customers to take their deposits out of Susquehanna's and Community's banks. Although we expect that a majority of the customers of CommunityBanks, Inc. will continue to have their accounts with Susquehanna Bank PA following the merger, we cannot assure you that this will be the case. Further, to the extent that we consolidate any of our branches in the future, as a result of the merger or otherwise, some customers' accounts may be transferred, in accordance with applicable notice and consent requirements, to a Susquehanna affiliate bank serving the market area where the customer is located. There can be no assurance that customers will readily accept changes to their banking arrangements after the merger or as a result of branch consolidation.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We reimburse our subsidiaries for space and services utilized. In 2007, we also leased office space located at 13511 Label Lane, Hagerstown, Maryland, for our loan servicing center.

Our bank subsidiaries operate 235 branches and 28 free-standing automated teller machines. They own 124 of the branches and lease the remaining 111. Fourteen (14) additional locations are owned or leased by our bank subsidiaries to facilitate operations and expansion. We believe that the properties currently owned and leased by our subsidiaries are adequate for present levels of operation.

As of December 31, 2007, the offices (including executive offices) of our bank subsidiaries were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Susquehanna Bank PA	1570 Manheim Pike Lancaster, Pennsylvania	Owned	123 banking offices in Adams, Berks, Chester, Cumberland, Dauphin, Lancaster, Luzerne, Lycoming, Northumberland, Schuylkill, Snyder, Union and York counties, Pennsylvania
Susquehanna Bank	59 West Washington Street Hagerstown, Maryland	Owned	64 banking offices in Bedford and Franklin counties, Pennsylvania; Baltimore City, Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington and Worcester counties, Maryland; and Berkeley County, West Virginia
Susquehanna Bank DV	Two Aquarium Drive Suite 400 Camden, New Jersey	Leased	48 banking offices in Atlantic, Burlington, Camden, Cumberland and Gloucester counties, New Jersey; and Berks, Chester, Delaware, Lehigh, Montgomery and Northampton counties, Pennsylvania

As of December 31, 2007, the offices (including executive offices) of our non-bank subsidiaries were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Susquehanna Trust & Investment Company	1570 Manheim Pike Lancaster, PA 17601	Leased	14 offices in Franklin, Lancaster, Lycoming, Montgomery, Northumberland, Schuylkill and York counties, Pennsylvania; Camden County, New Jersey; and Washington and Baltimore counties, Maryland
Boston Service Company, Inc., t/a Hann Financial Service Corp.	One Centre Drive Jamesburg, New Jersey	Leased	2 offices located in Gloucester and Middlesex counties, New Jersey
Valley Forge Asset Management Corp.	120 South Warner Road King of Prussia, Pennsylvania	Leased	4 offices located in Chester, Lancaster and Montgomery counties, Pennsylvania, and New Castle County, Delaware
The Addis Group, LLC	2500 Renaissance Boulevard King of Prussia, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania
Susquehanna Commercial Finance, Inc.	1566 Medical Drive Suite 201 Pottstown, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania

Item 3. Legal Proceedings.

There are no material proceedings to which Susquehanna or any of our subsidiaries are a party or by which, to Susquehanna's knowledge, we, or any of our subsidiaries, are threatened. All legal proceedings presently pending or threatened against Susquehanna or our subsidiaries involve routine litigation incidental to our business or that of the subsidiary involved and are not material in respect to the amount in controversy.

Item 4. Submission of Matters to a Vote of Security Holders.

A special meeting of our shareholders was held on October 2, 2007. At that meeting, our shareholders were asked to (i) approve and adopt an amended and restated agreement and plan of merger entered into by Community and Susquehanna, dated as of July 25, 2007, and (ii) approve an amendment to our articles of incorporation to increase the authorized shares of our common stock to 200,000,000.

The amended and restated agreement and plan of merger was approved and adopted by our shareholders by the following vote:

Voted For	36,673,133
Voted Against	2,237,067
Voted to Abstain	125,884
Not Voted	13,165,962

The amendment to our articles of incorporation was approved by our shareholders by the following vote:

Voted For	34,646,131
Voted Against	4,218,896
Voted to Abstain	171,056
Not Voted	13,165,963

No other matters were submitted for shareholder action.

PART II

Item 5. Market for Susquehanna's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is listed for quotation on the Nasdaq Global Select Market. Set forth below are the quarterly high and low sales prices of our common stock as reported on the Nasdaq Global Select Market for the years 2007 and 2006, and cash dividends paid. The table represents prices between dealers and does not include retail markups, markdowns, or commissions, and does not necessarily represent actual transactions.

Year	Period	Cash Dividends Paid	Price Range Per Share	
			Low	High
2007	1st Quarter	$0.25	$21.90	$27.32
	2nd Quarter	0.25	21.27	23.89
	3rd Quarter	0.25	16.31	23.00
	4th Quarter	0.26	17.03	21.49
2006	1st Quarter	$0.24	$22.86	$25.77
	2nd Quarter	0.24	22.44	25.76
	3rd Quarter	0.24	22.07	25.26
	4th Quarter	0.25	23.65	27.92

As of February 22, 2008, there were 12,433 record holders of Susquehanna common stock.

Dividend Policy. Dividends paid to our shareholders are provided from dividends paid to us by our subsidiaries. Our ability to pay dividends is largely dependent upon the receipt of dividends from our bank subsidiaries. Both federal and state laws impose restrictions on the ability of these subsidiaries to pay dividends. These include the Pennsylvania Banking Code of 1965 in the case of Susquehanna Bank PA and Susquehanna Bank DV, the Financial Institutions Article of the Annotated Code of Maryland in the case of Susquehanna Bank, the Federal Reserve Act in the case of all three banks, and the applicable regulations under such laws. The net capital rules of the SEC under the Securities Exchange Act of 1934 also limit the ability of Valley Forge Asset Management Corp. to pay dividends to us. In addition to the specific restrictions summarized below, the banking and securities regulatory agencies also have broad authority to prohibit otherwise permitted dividends proposed to be made by an institution regulated by them if the agency determines that their distribution would constitute an unsafe or unsound practice.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings.

For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Dividends by a Pennsylvania state-chartered bank payable in cash or property other than shares may be paid only out of accumulated net earnings and are restricted by the requirement that the bank set aside to a surplus fund each year at least 10% of its net earnings until the bank's surplus equals the amount of its capital (a requirement presently satisfied in the case of both Susquehanna Bank PA and Susquehanna Bank DV).

Furthermore, a Pennsylvania bank may not pay such a dividend if the payment would result in a reduction of the surplus account of the bank.

A Maryland state-chartered bank may pay cash dividends out of undivided profits or, with the approval of the Maryland Commissioner of Financial Regulation, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its capital stock, cash dividends may not be paid in excess of 90% of net earnings.

Within the regulatory restrictions described above, each of our bank subsidiaries presently has the ability to pay dividends. At December 31, 2007, $36.0 million in the aggregate was available for dividend distributions during calendar 2008 to us from our bank subsidiaries without regulatory approval and with them remaining well-capitalized. Also, our non-bank subsidiaries at December 31, 2007, had approximately $166.5 million which they could pay as dividends to us without regulatory approval. We presently expect that cash dividends will continue to be paid by our subsidiaries in the future at levels comparable with those of prior years.

Stock Performance Graph. The following graph compares for fiscal years 2003 through 2007 the yearly change in the cumulative total return to holders of our common stock with the cumulative total return of the Nasdaq Composite Index, a broad market in which we participate, and the SNL Mid-Atlantic Bank Index, an index comprised of banks and related holding companies operating in the Mid-Atlantic region. The graph depicts the total return on an investment of $100 based on both stock price appreciation and reinvestment of dividends for Susquehanna, the companies represented by the Nasdaq Index, and the SNL Mid-Atlantic Bank Index.


Total Return Performance
Susquehanna Bancshares, Inc.
NASDAQ Composite
SNL Mid-Atlantic Bank Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Susquehanna Bancshares, Inc.	100.00	124.51	128.85	127.25	150.29	108.15
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Mid-Atlantic Bank Index	100.00	142.18	150.59	153.26	183.94	139.10

Source: SNL Financial LC, Charlottesville, VA

Item 6. Selected Financial Data.

Susquehanna Bancshares, Inc. & Subsidiaries

Year ended December 31,	2007[1]	2006[2]	2005	2004[3]	2003
	(Amounts in thousands, except per share data)				
Interest income	**$ 526,157**	$ 462,791	$ 387,020	$ 321,759	$ 286,020
Interest expense	**250,254**	206,021	144,775	107,741	99,014
Net interest income	**275,903**	256,770	242,245	214,018	187,006
Provision for loan and lease losses	**21,844**	8,680	12,335	10,020	10,222
Noninterest income	**120,659**	136,313	125,078	114,590	101,750
Noninterest expenses	**276,955**	262,836	242,550	219,042	189,430
Income before taxes	**97,763**	121,567	112,438	99,546	89,104
Net income	**69,093**	83,638	79,563	70,180	62,373
Cash dividends declared on common stock	**52,686**	49,067	43,432	38,471	34,167
Per Common Share Amounts					
Net income:					
Basic	**$ 1.23**	$ 1.66	$ 1.70	$ 1.61	$ 1.57
Diluted	**1.23**	1.66	1.70	1.60	1.56
Cash dividends declared on common stock	**$ 1.01**	$ 0.97	$ 0.93	$ 0.89	$ 0.86
Dividend payout ratio	**76.3%**	58.7%	54.6%	54.8%	54.8%
Financial Ratios					
Return on average total assets	**0.78%**	1.05%	1.07%	1.04%	1.09%
Return on average shareholders' equity	**6.66**	9.56	10.52	10.73	11.58
Return on average tangible shareholders' equity[4]	**11.56**	15.42	16.06	14.36	13.16
Net interest margin	**3.67**	3.77	3.76	3.60	3.65
Efficiency ratio	**69.10**	66.43	65.58	66.15	65.09
Efficiency ratio excluding Hann[4]	**66.72**	61.04	57.97	61.09	62.25
Average equity/Average assets	**11.66**	11.00	10.18	9.65	9.41
Capital Ratios					
Leverage	**10.24%**	8.68%	7.77%	7.30%	8.34%
Total capital	**11.31**	12.48	11.61	11.30	12.06
Credit Quality					
Net charge-offs/Average loans and leases	**0.25%**	0.10%	0.24%	0.16%	0.18%
Nonperforming assets/Loans and leases plus OREO	**0.81**	0.67	0.38	0.41	0.65
ALLL/Nonperforming loans and leases	**149**	175	309	265	172
ALLL/Total loans and leases	**1.01**	1.13	1.03	1.03	1.00
Year-End Balances					
Total assets	**$13,077,994**	$8,225,134	$7,466,007	$7,475,073	$5,953,107
Investment securities	**2,063,952**	1,403,566	1,154,261	1,245,414	988,222
Loans and leases, net of unearned income	**8,751,590**	5,560,997	5,218,659	5,253,008	4,263,272
Deposits	**8,945,119**	5,877,589	5,309,187	5,130,682	4,134,467
Total borrowings	**2,131,156**	1,152,932	1,148,966	1,395,365	1,099,403
Shareholders' equity	**1,729,014**	936,286	780,470	751,694	547,382
Selected Share Data					
Common shares outstanding (period end)	**85,935**	52,080	46,853	46,593	39,861
Average common shares outstanding:					
Basic	**56,297**	50,340	46,711	43,585	39,742
Diluted	**56,366**	50,507	46,919	43,872	40,037
At December 31:					
Book value per share	**$ 20.12**	$ 17.98	$ 16.66	$ 16.13	$ 13.73
Market price per common share	**$ 18.44**	$ 26.88	$ 23.68	$ 24.95	$ 25.01
Shareholders of record	**11,144**	6,694	6,857	6,981	6,650

(1) On November 16, 2007, we completed our acquisition of Community Banks, Inc. The acquisition was accounted for under the purchase method, and all transactions since that date are included in our consolidated financial statements.

(2) On April 21, 2006, we completed our acquisition of Minotola National Bank. The acquisition was accounted for under the purchase method, and all transactions since that date are included in our consolidated financial statements.

(3) On June 10, 2004, we completed our acquisition of Patriot Bank Corp. The acquisition was accounted for under the purchase method, and all transactions since that date are included in our consolidated financial statements.

(4) **Supplemental Reporting of Non-GAAP-based Financial Measures**

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2007	2006	2005	2004	2003
Return on average equity (GAAP basis)	6.66%	9.56%	10.52%	10.73%	11.58%
Effect of excluding average intangible assets and related amortization	4.90%	5.86%	5.54%	3.63%	1.58%
Return on average tangible equity	11.56%	15.42%	16.06%	14.36%	13.16%

Efficiency ratio excluding Hann is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is the efficiency ratio, which is calculated using GAAP-based amounts. We measure our efficiency ratio by dividing noninterest expenses by the sum of net interest income on an FTE basis, and noninterest income. The presentation of an efficiency ratio excluding Hann is computed as the efficiency ratio excluding the effect of our auto leasing subsidiary, Hann. Management believes this to be a preferred measure because it excludes the volatility of vehicle residual value and vehicle delivery and preparation expense of Hann and provides better visibility into our core business activities. A reconciliation of efficiency ratio to our efficiency ratio excluding Hann is set forth below.

	2007	2006	2005	2004	2003
Efficiency ratio (GAAP basis)	69.10%	66.43%	65.58%	66.15%	65.09%
Effect of excluding Hann	2.38%	5.39%	7.61%	5.06%	2.84%
Efficiency ratio excluding Hann	66.72%	61.04%	57.97%	61.09%	62.25%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following pages of this report present management's discussion and analysis of the consolidated financial condition and results of operations of Susquehanna Bancshares, Inc. and its subsidiaries.

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "objective" and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited to, Susquehanna's potential exposures to various types of market risks, such as interest rate risk and credit risk; whether Susquehanna's allowance for loan and lease losses is adequate to meet probable loan and lease losses; the impact of a breach by Auto Lenders, a third-party residual value guarantor of our auto leasing subsidiary, on residual loss exposure; the unlikelihood that more than 10% of the home equity line of credit loans in securitization transactions will convert from variable interest rates to fixed interest rates; expectations regarding the future performance of Hann, our auto leasing subsidiary; expectations regarding the completion of the Stratton acquisition in the second quarter of 2008; and our ability to achieve our

2008 financial goals. Such statements are subject to certain risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about essential model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual income gains and losses could materially differ from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to:

- adverse changes in our loan and lease portfolios and the resulting credit-risk-related losses and expenses;
- interest rate fluctuations which could increase our cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;
- continued levels of our loan and lease quality and origination volume;
- the adequacy of loss reserves;
- the loss of certain key officers, which could adversely impact our business;
- continued relationships with major customers;
- the inability to continue to grow our business internally and through acquisition and successful integration of bank and non-bank entities while controlling our costs;
- adverse national and regional economic and business conditions;
- compliance with laws and regulatory requirements of federal and state agencies;
- competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;
- the inability to hedge certain risks economically;
- our ability to effectively implement technology driven products and services;
- changes in consumer confidence, spending and savings habits relative to the bank and non-bank financial services we provide; and
- our success in managing the risks involved in the foregoing.

We encourage readers of this report to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Forward-looking statements speak only as of the date they are made. We do not intend to update publicly any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events except as required by law.

The following discussion and analysis, the purpose of which is to provide investors and others with information that we believe to be necessary for an understanding of Susquehanna's financial condition, changes in financial condition, and results of operations, should be read in conjunction with the financial statements, notes, and other information contained in this document.

The following information refers to the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Conestoga Management Company, Susquehanna Bank PA and subsidiaries, Susquehanna Bank DV and subsidiaries, Susquehanna Bank and subsidiaries, Valley Forge Asset Management Corp. and subsidiaries ("VFAM"), and The Addis Group, LLC ("Addis").

Critical Accounting Estimates

Susquehanna's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Application of these principles involves significant judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates that we used are based on historical experiences and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that we have made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of our operations.

Our most critical accounting estimates are presented in Note 1 to the consolidated financial statements. Furthermore, we believe that the determination of the allowance for loan and lease losses and the valuation of recorded interests in securitized assets to be the accounting areas that require the most subjective and complex judgments. The treatment of securitizations and off-balance-sheet financing is discussed in detail in the section titled "*Securitizations and Off-Balance-Sheet Financings.*"

The allowance for loan and lease losses represents management's estimate of probable incurred credit losses inherent in the loan and lease portfolio. Determining the amount of the allowance for loan and lease losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan and lease portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan and lease losses.

Recorded interests in securitized assets are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including estimates of repayment rates, credit loss experience, and discount rates that consider the risk involved. Since the values of these assets are sensitive to changes in estimates, the valuation of recorded interests in securitized assets is considered a critical accounting estimate. Note 1 and the section titled "*Securitizations and Off-Balance-Sheet Financings*" provide additional information regarding recorded interests.

Any material effect on the consolidated financial statements related to these critical accounting areas is also discussed within the body of this document.

Executive Overview

In November 2007, we completed the largest acquisition since our founding as a financial services holding company in 1982. The acquisition of Community Banks, Inc., with assets of more than $3.8 billion, expanded our territory in the Harrisburg market and deepened our solid foundation in central Pennsylvania. As a result of this transaction, which was valued at approximately $871.0 million, we had total assets of $13.1 billion at December 31, 2007.

During 2007, many financial institutions across the country were impacted by sub-prime mortgage lending. Our mortgage operations, however, did not pursue sub-prime lending, and our investment portfolio does not include a sub-prime component.

Results for the year ended December 31, 2007 were significantly affected by an investment portfolio restructuring in the second quarter of 2007 which created a pre-tax loss of $11.8 million and an additional provision for loan and lease losses in the fourth quarter of 2007 of $11.1 million as a result of applying our loan and lease loss reserve assessment process to Community's loan portfolio. For additional information regarding the restructuring, refer to the discussion under the heading "Financial Condition — *Investment Securities.*" For additional information regarding our provision for loan and lease losses, refer to the discussion under the heading "Results of Operations — *Provision and Allowance for Loan and Lease Losses.*"

The following table compares our 2007 financial goals to actual results:

	Goal	Actual
Net interest margin	3.75%	3.67%
Loan growth (excluding securitizations and the impact of the Community acquisition)	10.0%	14.7%
Deposit growth (excluding the impact of the Community acquisition)	7.0%	2.4%
Noninterest income growth	3.0%	(11.5%)
Noninterest expense growth	3.0%	5.4%
Tax rate	32.0%	29.3%

Given the current economic climate and real estate trends, we recognize that the tightening credit market poses challenges for financial institutions. However, we also believe that it creates opportunities as well. With our recent growth, regional presence, and lending capability, we will be developing additional business with improved products and services.

Our financial goals for 2008 are as follows:

	Goal
Net interest margin	3.70%
Loan growth (adjusted for securitizations)	8.0%
Deposit growth	1.0%
Noninterest income growth	45.0%
Noninterest expense growth	26.0%
Tax rate	30.0%

These financial goals include a $250.0 million auto lease securitization scheduled for the second quarter of 2008. We estimate that this securitization will result in a pre-tax gain of $2.5 million.

Acquisitions

Stratton Holding Company

On December 31, 2007, we entered into an agreement to acquire Stratton Holding Company, an investment management company based in Plymouth Meeting, Pennsylvania with approximately $3.0 billion in assets under management. Under the agreement, Stratton Holding will become a wholly owned subsidiary of Susquehanna Bancshares and part of the family of Susquehanna Wealth Management companies. The addition of Stratton will bring increased diversification in our investment expertise, including experience in mutual fund management. The acquisition, which is subject to regulatory and other approvals, is expected to be completed early in the second quarter of 2008.

Community Banks, Inc.

On November 16, 2007, we completed the acquisition of Community Banks, Inc. in a stock and cash transaction valued at approximately $871.0 million. Under the terms of the merger agreement, shareholders of Community were entitled to elect to receive for each share of Community common stock that they owned, either $34.00 in cash or 1.48 shares of Susquehanna common stock. The acquisition expands our territory into the

Harrisburg market and deepens our foundation in central Pennsylvania. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. See Note 2 to our consolidated financial statements for the disclosures required by FAS No. 141, "Business Combinations."

Widmann, Siff & Co., Inc.

On August 1, 2007, we acquired Widmann, Siff & Co., Inc., an investment advisory firm in Radnor, Pa. Widmann, Siff had more than $300.0 million in assets under management, including accounts serving individuals, pension and profit-sharing plans, corporations, and family trusts. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements.

The acquisition of Widmann, Siff was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Minotola National Bank

On April 21, 2006, we acquired Minotola National Bank in a stock and cash transaction valued at approximately $172.0 million. The acquisition of Minotola, with total assets of $607.0 million and fourteen branch locations, significantly enhanced our presence in the high-growth markets in southern New Jersey. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. The acquisition of Minotola was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Brandywine Benefits Corporation and Rockford Pensions, LLC

On February 1, 2005, we acquired Brandywine Benefits Corporation and Rockford Pensions, LLC, located in Wilmington, Delaware. Brandywine was a financial planning, consulting and administration firm specializing in retirement benefit plans for small-to-medium-sized businesses. Brandywine was merged into Valley Forge Asset Management Enterprises, LLC, a wholly owned subsidiary of our wealth management affiliate, VFAM. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. The acquisition of Brandywine was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Results of Operations

Summary of 2007 Compared to 2006

Net income for the year ended December 31, 2007, was $69.1 million, a decrease of $14.5 million, or 17.4%, over net income of $83.6 million in 2006. Net interest income increased 7.5%, to $275.9 million for 2007, from $256.8 million in 2006. Noninterest income decreased 11.5%, to $120.7 million for 2007, from $136.3 million in 2006, and noninterest expenses increased 5.4%, to $277.0 million for 2007, from $262.8 million for 2006.

Additional information is as follows:

	Twelve Months Ended December 31,	
	2007	2006
Diluted Earnings per Share	$ 1.23	$ 1.66
Return on Average Assets	0.78%	1.05%
Return on Average Equity	6.66%	9.56%
Return on Average Tangible Equity(1)	11.56%	15.42%
Efficiency Ratio	69.10%	66.43%
Efficiency Ratio excluding Hann(1)	66.72%	61.04%
Net Interest Margin	3.67%	3.77%

The following discussion details the factors that contributed to these results.

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2007	2006
Return on average equity (GAAP basis)	6.66%	9.56%
Effect of excluding average intangible assets and related amortization	4.90%	5.86%
Return on average tangible equity	11.56%	15.42%

Efficiency ratio excluding Hann is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is efficiency ratio, which is calculated using GAAP-based amounts. We measure our efficiency ratio by dividing noninterest expenses by the sum of net interest income, on an FTE basis, and noninterest income. The presentation of an efficiency ratio excluding Hann is computed as the efficiency ratio excluding the effect of Hann. Management believes this to be a preferred measure because it excludes the volatility of vehicle residual values and vehicle delivery and preparation expense of Hann and provides better visibility into our core business activities. A reconciliation of efficiency ratio to efficiency ratio excluding Hann is set forth below.

	2007	2006
Efficiency ratio (GAAP basis)	69.10%	66.43%
Effect of excluding Hann	2.38%	5.39%
Efficiency ratio excluding Hann	66.72%	61.04%

Net Interest Income — Taxable Equivalent Basis

Our major source of operating revenues is net interest income, which increased to $275.9 million in 2007, as compared to $256.8 million in 2006. Net interest income as a percentage of net interest income plus other income was 70% for the twelve months ended December 31, 2007, 65% for the twelve months ended December 31, 2006, and 66% for the twelve months ended December 31, 2005.

Net interest income is the income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities, and short-term investments. The amount of interest income is dependent upon many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of non-performing loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, the rates paid on borrowed funds, and the levels of noninterest-bearing demand deposits and equity capital.

Table 1 presents average balances, taxable equivalent interest income and expense and yields earned or paid on these assets and liabilities. For purposes of calculating taxable equivalent interest income, tax-exempt interest has been adjusted using a marginal tax rate of 35% in order to equate the yield to that of taxable interest rates. Table 2 illustrates the changes in net interest income caused by changes in average volume, rates, and yields.

The $20.8 million increase in our net interest income in 2007, as compared to 2006, was primarily the result of increased volume in interest-earning assets (most notably in loans and leases), partially attributable to the Community acquisition. Our net interest margin, however, declined 10 basis points, from 3.77% for the year ended December 31, 2006, to 3.67% for the year ended December 31, 2007. This decrease in net interest margin was primarily due to a 25 basis point increase in rates paid on average interest-bearing liabilities and an $11.4 million decrease in average noninterest-bearing demand deposits. The 25 basis point increase in rates paid on average interest-bearing liabilities was partially offset by a 19 basis point increase in yields on average interest-earning assets.

Table 1 - Distribution of Assets, Liabilities and Shareholders' Equity

Interest Rates and Interest Differential - Tax Equivalent Basis

	2007			2006			2005		
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)
				(Dollars in thousands)					
Assets									
Short-term investments	$ 97,583	$ 4,782	4.90	$ 81,939	$ 3,669	4.48	$ 61,767	$ 1,789	2.90
Investment securities:									
Taxable	1,485,561	73,837	4.97	1,261,515	53,463	4.24	1,180,762	44,066	3.73
Tax-advantaged	69,389	4,380	6.31	20,506	1,300	6.34	27,390	1,852	6.76
Total investment securities	1,554,950	78,217	5.03	1,282,021	54,763	4.27	1,208,152	45,918	3.80
Loans and leases, (net):									
Taxable	5,876,948	439,680	7.48	5,434,490	400,923	7.38	5,153,910	336,508	6.53
Tax-advantaged	102,930	7,708	7.49	83,322	5,987	7.19	80,553	5,313	6.60
Total loans and leases	5,979,878	447,388	7.48	5,517,812	406,910	7.37	5,234,463	341,821	6.53
Total interest-earning assets	7,632,411	$530,387	6.95	6,881,772	$465,342	6.76	6,504,382	$389,528	5.99
Allowance for loan and lease losses	(64,993)			(59,465)			(54,170)		
Other noninterest-earning assets	1,337,310			1,127,513			979,932		
Total assets	$8,904,728			$7,949,820			$7,430,144		
Liabilities									
Deposits:									
Interest-bearing demand	$2,173,731	$ 61,572	2.83	$1,846,483	$ 51,424	2.78	$1,736,130	$ 28,866	1.66
Savings	480,065	4,278	0.89	496,056	4,960	1.00	522,346	2,318	0.44
Time	2,720,688	124,673	4.58	2,408,684	99,195	4.12	2,037,019	64,979	3.19
Short-term borrowings	423,827	17,464	4.12	324,326	13,495	4.16	378,706	9,727	2.57
FHLB borrowings	653,605	27,600	4.22	615,841	24,788	4.03	744,312	28,634	3.85
Long-term debt	237,910	14,667	6.16	207,765	12,159	5.85	177,295	10,251	5.78
Total interest-bearing liabilities	6,689,826	$250,254	3.74	5,899,155	$206,021	3.49	5,595,808	$144,775	2.59
Demand deposits	935,018			946,369			876,150		
Other liabilities	241,697			229,540			201,572		
Total liabilities	7,866,541			7,075,064			6,673,530		
Equity	1,038,187			874,756			756,614		
Total liabilities & shareholders' equity	$8,904,728			$7,949,820			$7,430,144		
Net interest income / yield on average earning assets		$280,133	3.67		$259,321	3.77		$244,753	3.76

Additional Information

Average loan balances include non accrual loans.

Tax-advantaged income has been adjusted to a tax-equivalent basis using a marginal rate of 35%.

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

Table 2 - Changes in Net Interest Income - Tax Equivalent Basis

	2007 Versus 2006 Increase (Decrease) Due to Change in			2006 Versus 2005 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
			(Dollars in thousands)			
Interest Income						
Other short-term investments	**$ 746**	**$ 367**	**$ 1,113**	$ 703	$ 1,177	$ 1,880
Investment securities:						
Taxable	**10,343**	**10,031**	**20,374**	3,151	6,246	9,397
Tax-advantaged	**3,086**	**(6)**	**3,080**	(442)	(110)	(552)
Total investment securities	**13,429**	**10,025**	**23,454**	2,709	6,136	8,845
Loans (net of unearned income):						
Taxable	**33,160**	**5,597**	**38,757**	19,023	45,392	64,415
Tax-advantaged	**1,463**	**258**	**1,721**	187	487	674
Total loans	**34,623**	**5,855**	**40,478**	19,210	45,879	65,089
Total interest-earning assets	**$48,798**	**$16,247**	**$65,045**	$22,622	$53,192	$75,814
Interest Expense						
Deposits:						
Interest-bearing demand	**$ 9,170**	**$ 978**	**$10,148**	$ 1,942	$20,616	$22,558
Savings	**(156)**	**(526)**	**(682)**	(123)	2,765	2,642
Time	**13,652**	**11,826**	**25,478**	13,186	21,030	34,216
Short-term borrowings	**4,098**	**(129)**	**3,969**	(1,560)	5,328	3,768
FHLB borrowings	**1,580**	**1,232**	**2,812**	(5,123)	1,277	(3,846)
Long-term debt	**1,829**	**679**	**2,508**	1,782	126	1,908
Total interest-bearing liabilities	**30,173**	**14,060**	**44,233**	10,104	51,142	61,246
Net Interest Income	**$18,625**	**$ 2,187**	**$20,812**	$12,518	$ 2,050	$14,568

Changes that are due in part to volume and in part to rate are allocated in proportion to their relationship to the amounts of changes attributed directly to volume and rate.

Provision and Allowance for Loan and Lease Losses

The provision for loan and lease losses is the expense necessary to maintain the allowance for loan and lease losses at a level adequate to absorb management's estimate of probable incurred losses in the loan and lease portfolio. Our provision for loan and lease losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans and leases, analyze delinquencies, ascertain loan and lease growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets we serve.

Commercial loans and commercial real estate loans of $0.25 million or greater are internally risk rated, using a standard rating system, by our loan officers and periodically reviewed by loan review personnel. Consumer loans, residential real estate loans, and leases are generally analyzed in the aggregate as they are of relatively small dollar size and homogeneous in nature.

Under our methodology for calculating the allowance for loan and lease losses, loss rates for the last three years on a rolling quarter-to-quarter basis are determined for: (a) commercial credits (including agriculture, commercial, commercial real estate, land acquisition, development and construction) and (b) consumer credits (including residential real estate, consumer direct, consumer indirect, consumer revolving, and leases). The loss rates are calculated for each affiliate bank, and they are applied to loan balances of the portfolio segments described above.

In addition to using loss rates, secured commercial non-accrual loans of $0.25 million or greater are reviewed for impairment as required under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS No. 114"). Those loans that have specific loss allocations are identified and included in the reserve allocation. Risk-rated loans that are not reviewed for impairment are segregated into homogeneous pools with loss allocation rates that reflect the severity of risk. Loss rates are adjusted by applying other factors to the calculations. These factors include adjustment for current economic trends, delinquency and risk trends, credit concentrations, credit administration, migration analysis, and other special allocations for unusual events or changes in products.

This methodology provides an in-depth analysis of the portfolios of our banks and reflects the estimated losses within the various portfolios. Reserve allocations are then reviewed and consolidated. This process is performed on a quarterly basis, including a risk-rate review of commercial credit relationships at the banking affiliates.

Determining the level of the allowance for possible loan and lease losses at any given point in time is difficult, particularly during uncertain economic periods. We must make estimates using assumptions and information that is often subjective and changing rapidly. The review of the loan and lease portfolios is a continuing process in light of a changing economy and the dynamics of the banking and regulatory environment.

In conjunction with this continuing evaluation and with respect to the Community acquisition, we recorded an $11.1 million additional provision for loan and lease losses in the fourth quarter of 2007. This additional provision represented the estimated impact of applying our loan and lease loss reserve assessment process, which was discussed above, to Community's loan portfolio. Furthermore, we evaluated Community's loan portfolio at the time of acquisition and identified impaired loans, as defined in Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," totaling $16.4 million and recorded a valuation allowance of $7.4 million for those impaired loans.

The allowance for loan and lease losses at December 31, 2007 was 1.01% of period-end loans and leases, or $88.6 million, and 1.13% of period-end loans and leases, or $62.6 million, at December 31, 2006. However, when the $7.4 million valuation allowance discussed above is added to the allowance for loan and lease losses at December 31, 2007, the reserve ratio becomes 1.10%.

In our opinion, the allowance for loan and lease losses is adequate to meet probable incurred loan and lease losses at December 31, 2007. There can be no assurance, however, that we will not sustain losses in future periods that could be greater than the size of the allowance at December 31, 2007.

Should the economic climate deteriorate, borrowers may experience increasing difficulty in meeting their payment obligations, and the level of non-performing loans and assets, charge-offs, and delinquencies could rise and require further increases in the provision. In addition, regulatory authorities, as an integral part of their examinations, periodically review the level of the allowance for loan and lease losses. They may require additions to allowances based upon their judgments about information available to them at the time of examination.

It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. Rather, a commercial loan is typically transferred to non-accrual status if it is not well secured and in the process of collection, and is considered delinquent in payment if either principal or interest is past due 90 days or more. Interest income received on impaired commercial loans in 2007 and 2006, was $0.07 million and $0.16 million, respectively. Interest income that would have been recorded on these loans under the original terms was $1.8 million and $1.6 million for 2007 and 2006, respectively. At December 31, 2007, we had no binding outstanding commitments to advance additional funds with respect to these impaired loans.

Consumer loans are typically charged-off when they are 120 days past due unless they are secured by real estate. Loans secured by real estate are evaluated on the basis of collateral value. Loans that are well secured may continue to accrue interest, while other loans are charged down to net realizable value or placed on non-accrual depending upon their loan-to-value ratio.

Table 3 is a presentation of the provision levels as well as the activity in the allowance for loan and lease losses for the past five years. Net charge-offs, as a percentage of average loans and leases for the year ended December 31, 2007, were 0.25%, compared to 0.10% for 2006. The charge-off ratio for 2007 is within historical norms of 15 to 25 basis points.

Table 3 - Provision and Allowance for Loan and Lease Losses

	2007	2006	2005	2004	2003
			(Dollars in thousands)		
Allowance for loan and lease losses, January 1	**$ 62,643**	$ 53,714	$ 54,093	$ 42,672	$ 39,671
Allowance acquired in business combination	**19,119**	5,514	0	9,149	0
Additions to provision for loan and lease losses charged to operations	**21,844**	8,680	12,335	10,020	10,222
Loans and leases charged-off during the year:					
Commercial, financial, and agricultural	**4,758**	2,883	8,827	2,211	2,340
Real estate - construction	**1,949**	5	45	0	0
Real estate secured - residential	**1,829**	1,284	1,407	948	956
Real estate secured - commercial	**3,200**	454	1,805	1,845	1,413
Consumer	**3,790**	3,379	3,455	3,607	3,561
Leases	**3,659**	3,111	2,816	2,248	1,840
Total charge-offs	**19,185**	11,116	18,355	10,859	10,110
Recoveries of loans and leases previously charged-off:					
Commercial, financial, and agricultural	**536**	1,188	1,694	611	614
Real estate - construction	**10**	6	0	0	0
Real estate secured - residential	**406**	454	370	298	289
Real estate secured - commercial	**426**	1,360	1,007	96	128
Consumer	**1,792**	1,957	1,649	1,493	1,421
Leases	**978**	886	921	613	437
Total recoveries	**4,148**	5,851	5,641	3,111	2,889
Net charge-offs	**15,037**	5,265	12,714	7,748	7,221
Allowance for loan and lease losses, December 31	**$ 88,569**	$ 62,643	$ 53,714	$ 54,093	$ 42,672
Average loans and leases outstanding	**$5,979,878**	$5,517,812	$5,234,463	$4,743,864	$3,969,532
Period-end loans and leases	**8,751,590**	5,560,997	5,218,659	5,253,008	4,263,272
Net charge-offs as a percentage of average loans and leases	**0.25%**	0.10%	0.24%	0.16%	0.18%
Allowance as a percentage of period-end loans and leases	**1.01%**	1.13%	1.03%	1.03%	1.00%

Table 4 is a presentation of the five-year history of non-performing assets and loans and leases contractually past due 90 days and not placed on non-accrual. At December 31, 2007, non-performing assets totaled $71.3 million and included $11.9 million in other real estate acquired through foreclosure and $2.6 million in restructured loans. At December 31, 2006, non-performing assets totaled $37.2 million, and included $1.5 million in other real estate acquired through foreclosure and $5.4 million in restructured loans. The increase in non-performing assets primarily is the result of $26.4 million in nonaccrual loans and $3.4 million in other real estate acquired through foreclosure that we acquired in the Community transaction.

The allowance for loan and lease losses as a percentage of non-performing loans and leases (coverage ratio) decreased to 149% at December 31, 2007, from 175% at December 31, 2006. However, when the $7.4 million valuation allowance discussed above is added to the allowance for loan and lease losses at December 31, 2007, the coverage ratio becomes 162%.

Table 4 - Non-Performing Assets

At December 31,	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Loans contractually past due 90 days and still accruing	**$12,199**	$ 9,364	$ 8,998	$10,217	$ 6,538
Non-performing assets:					
Nonaccrual loans:					
Commercial, financial, and agricultural	**$ 2,799**	$ 1,264	$ 2,921	$ 1,866	$ 1,735
Real estate - construction	**20,998**	9,631	0	0	128
Real estate secured - residential	**11,755**	5,900	5,629	5,801	4,157
Real estate secured - commercial	**18,261**	11,307	5,872	10,611	12,963
Consumer	**397**	2	76	146	54
Leases	**2,531**	2,221	2,894	1,983	0
Restructured loans	**2,582**	5,376	0	0	5,823
Other real estate owned	**11,927**	1,544	2,620	1,340	2,893
Total non-performing assets	**$71,250**	$37,245	$20,012	$21,747	$27,753
Total non-performing assets as a percentage of period-end loans and leases and other real estate owned	**0.81%**	0.67%	0.38%	0.41%	0.65%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	**149%**	175%	309%	265%	172%

Real estate acquired through foreclosure is recorded at the lower of its carrying value or the fair market value of the property at the transfer date, as determined by a current appraisal, less estimated costs to sell. Prior to foreclosure, the recorded amount of the loan is written-down, if necessary, to fair value by charging the allowance for loan and lease losses. Subsequent to foreclosure, gains or losses on the sale of real estate acquired through foreclosure are recorded in operating income, and any losses determined as a result of periodic valuations are charged to other operating expense.

Loans with principal and/or interest delinquent 90 days or more and still accruing interest totaled $12.2 million at December 31, 2007, an increase of $2.8 million, from $9.4 million at December 31, 2006. A softening of certain segments of the economy may adversely affect certain borrowers and may cause additional loans to become past due beyond 90 days or be placed on non-accrual status because of the uncertainty of receiving full payment of either principal or interest on these loans.

Potential problem loans consist of loans that are performing under contract but for which potential credit problems have caused us to place them on our internally monitored loan list. These loans, which are not included in Table 4, totaled $133.8 million at December 31, 2007, and $56.5 million at December 31, 2006. The increase of $77.3 million can be attributed to $46.8 million in potential problem loans acquired in the Community transaction and migrations to our internally monitored loan list that occur in the normal course of business. Depending upon the state of the economy and its impact on these borrowers, as well as future events, such as regulatory examination assessments, these loans and others not currently so identified could be classified as non-performing assets in the future.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income, was 30%, 35%, and 34% for 2007, 2006, and 2005, respectively.

Noninterest income decreased $15.7 million, or 11.5%, in 2007, over 2006. This net decrease primarily is composed of the following:

- Increased *service charges on deposit accounts* of $5.0 million;
- Decreased *vehicle origination, servicing, and securitization fees* of $4.2 million;
- Increased *wealth management fee income* (includes *asset management fees, income from fiduciary-related activities,* and *commissions on brokerage, life insurance, and annuity sales)* of $3.1 million;
- Decreased *gains on sales of loans and leases* of $8.4 million;
- Increased *losses on securities* of $10.9 million;
- Decreased *gains on the sales of bank branches* of $4.2 million; and
- Increased *other income* of $2.4 million.

Service charges on deposit accounts. The 18.8% increase was the result of improvements initiated in the second quarter of 2006 relating to the processing of customer overdrafts; the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 (Minotola was acquired on April 21, 2006); and the inclusion of Community operations since November 16, 2007.

Vehicle origination, servicing, and securitization fees. The 22.7% decrease was the result of a decrease in vehicle lease originations and managed balances due to significant competition from captive finance companies.

Wealth management fee income. The 10.9% increase was attributed to an increase in assets under management and administration, from $5.1 billion at December 31, 2006 to $6.0 billion at December 31, 2007.

Gains on sale of loans and leases. In 2006, we recognized gains totaling $10.2 million on the sales of loans and leases in two securitization transactions. During 2007, we completed only one securitization transaction in which we recognized a gain of $2.7 million.

Net realized losses on securities. The increase was a direct result of our investment portfolio restructuring that occurred in June 2007. The restructuring involved the sale of $233.0 million in available-for-sale securities, or approximately 16.0% of our total investment portfolio. For additional information regarding the restructuring, see the discussion under the heading "Financial Condition – *Investment Securities*" in this Annual Report on Form 10-K.

Other income. The 12.4% increase primarily was the result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 (Minotola was acquired on April 21, 2006), and the inclusion of Community operations since November 16, 2007.

Noninterest Expenses

Noninterest expenses increased $14.1 million, or 5.4%, in 2007, over 2006. This net increase primarily is composed of the following:

- Increased *salaries and employee benefits* of $16.0 million;
- Increased *occupancy* and *furniture and equipment* expense of $4.7 million;
- Increased *amortization of intangible assets* of $1.3 million;
- Decreased *vehicle lease disposal* expense of $1.6 million; and
- Decreased *other expenses* of $6.9 million.

Salaries and employee benefits. The largest component of noninterest expense is salaries and employee benefits, which increased by 12.5% in 2007. This increase is primarily the result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006, the inclusion of Community operations since November 16, 2007, normal annual salary increases, and higher benefit costs.

Occupancy and furniture and equipment. The 14.8% increase was attributable to the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 and the inclusion of Community operations since November 16, 2007.

Amortization of intangible assets. The 58.0% increase was the result of the amortization of intangibles with finite lives that were recognized in the Minotola, Community and Widmann Siff acquisitions.

Vehicle lease disposal. The 11.0% decrease primarily was the result of lower residual guarantee expense.

Other expense. The 9.1% net decrease primarily was due to the elimination of monthly rental expense as a result of the termination of the sale-leaseback transaction on January 12, 2007, which is described under the heading "Financial Condition – *Loans and Leases*." This decrease was partially offset by increases in most other expense categories as a result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006, and the inclusion of Community operations since November 16, 2007.

Income Taxes

Our effective tax rates for 2007 and 2006 were 29.3% and 31.2%, respectively.

The decrease in our effective tax rate for 2007 was the result of an increase in the percentage of tax-advantaged income relative to total income in 2007 compared to the percentage of tax-advantaged income relative to total income in 2006.

Financial Condition

Summary of 2007 Compared to 2006

Total assets at December 31, 2007, were $13.1 billion, an increase of 59.0%, as compared to total assets of $8.2 billion at December 31, 2006. The fair value of assets acquired in the Community transaction was $4.3 billion. Loans and leases, increased to $8.8 billion at December 31, 2007, from $5.6 billion at December 31, 2006. The fair value of loans and leases acquired in the Community transaction was $2.6 billion. Total deposits increased to $8.9 billion in 2007, from $5.9 billion during the same time period in 2006. The fair value of deposits assumed in the Community transaction was $2.8 billion. Equity capital was $1.7 billion at December 31, 2007, or $20.12 per share, compared to $936.3 million, or $17.98 per share, at December 31, 2006.

Investment Securities

Securities identified as "held to maturity" continue to be carried at their amortized cost and, except for limited circumstances, may not be sold prior to maturity. Securities identified as "available for sale" must be reported at their market or "fair" value, and the difference between that value and their amortized cost is recorded in the equity section, net of taxes, as a component of other comprehensive income. Accordingly, as a result of changes in the interest-rate environment and the portfolio restructurings discussed in the following paragraphs, our total equity was positively impacted by $17.6 million. Unrealized losses, net of taxes, on available-for-sale securities totaled $12.2 million at December 31, 2006, and unrealized gains, net of taxes, on available-for-sale securities totaled $5.4 million at December 31, 2007.

Investment securities available for sale increased $661.7 million, from December 31, 2006, to December 31, 2007. The fair value of securities acquired in the Community transaction was $664.5 million.

During May and June of 2007, while planning for the Community acquisition and the resulting growth and composition of the investment portfolio, our management performed a comprehensive review of our available-for-sale investments. Management determined that for administrative and operational purposes, small remaining portions in mortgage-backed securities ("odd lots," or securities with remaining par amounts of less than $2.0 million) should be sold. These odd lots, totaling $182.0 million, resulted from previous mergers and bank consolidations and from principal amortization over time. Additionally, we determined that all collateralized mortgage obligations, regardless of the remaining par amount, with an aggregate total of $51.0 million should be sold. Many of these mortgage obligations were acquired in the historic low-interest-rate environment of 2002 through 2004. This investment portfolio restructuring is expected to reduce administrative costs of managing odd lots, improve the yield on the investment portfolio, and enhance related net interest margin and net interest income.

The restructuring involved the sale of approximately 16.0% of our available-for-sale investment portfolio, and resulted in a pre-tax charge of approximately $11.8 million in June 2007. There was minimal impact on shareholders' equity, as the decline in value of the investments had been reflected previously in accumulated other comprehensive income.

The proceeds from the sales of these securities were reinvested in a diversified mix of Federal Agency bullet debentures and commercial and residential mortgage-backed securities with higher yields, longer duration, and positive convexity attributes. The sold securities had a weighted-average yield of 3.76%, while the proceeds were reinvested in securities with an expected yield of 5.75%.

In December 2006, we recognized an other-than-temporary impairment of $1.0 million, related to our Corporate Investment Committee's decision to implement a modest restructuring program of our Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $79.0 million and unrealized losses of $1.0 million at December 31, 2006.

We do not believe that any remaining individual security with an unrealized loss, as of December 31, 2007, represents an other-than-temporary impairment. Unrealized losses recorded for U.S. Government agencies and mortgage-backed securities are attributable to changes in interest rates. Unrealized losses in other debt securities are attributable to market factors other than interest rates and credit risk. We have both the intent and the ability to hold the securities for a time necessary to recover the amortized cost.

Securities identified as "trading account securities" are marked to market with the change recorded in the income statement. Presently, we do not engage in trading activity, but we do engage in active portfolio management that requires the majority of our security portfolios to be identified as available for sale. While Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity

Securities," ("FAS No. 115") requires segregation into held-to-maturity and available-for-sale categories (see Table 5), it does not change our policy concerning the purchase of only high quality securities. Strategies employed address liquidity, capital adequacy, and net interest margin considerations, which then determine the assignment of purchases into these two categories. Table 6 illustrates the maturities of these security portfolios and the weighted-average yields based upon amortized costs. Yields are shown on a tax equivalent basis assuming a 35% federal income tax rate.

At December 31, 2007, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded ten percent of shareholders' equity. Furthermore, at December 31, 2007 and December 31, 2006, our holdings of investment securities that were rated below investment grade were insignificant.

For additional information relating to our investment securities, see Note 4 to our consolidated financial statements.

Table 5 - Carrying Value of Investment Securities

Year ended December 31,	2007		2006		2005	
	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
			(Dollars in thousands)			
U.S. Government agencies	**$ 533,019**	**$ 0**	$ 509,872	$ 0	$ 399,039	$ 0
State and municipal	**268,633**	**4,792**	27,141	6,146	11,771	6,399
Other securities	**68,227**	**0**	72,282	0	64,139	0
Mortgage-backed securities	**1,078,401**	**0**	714,747	0	602,564	0
Equity securities	**110,880**	**0**	73,378	0	70,349	0
Total investment securities	**$2,059,160**	**$4,792**	$1,397,420	$6,146	$1,147,862	$6,399

Table 6 - Maturities of Investment Securities

At December 31, 2007	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 10 Years	After 10 Years	Total
	(Dollars in thousands)				
Available-for-Sale					
U.S. Government agencies					
Fair value	$53,550	$369,267	$110,202	$ 0	$ 533,019
Amortized cost	53,483	361,729	107,997	0	523,209
Yield	4.38%	5.25%	3.99%	0.00%	4.90%
Corporate debt securities					
Fair value	$17,438	$ 0	$ 23,357	$ 27,432	$ 68,227
Amortized cost	17,485	0	30,919	29,929	78,333
Yield	3.40%	0.00%	6.88%	6.24%	5.86%
Mortgage-backed securities					
Fair value	$ 5,560	$ 19,761	$121,471	$ 931,608	$1,078,400
Amortized cost	5,600	20,033	122,108	923,259	1,071,000
Yield	3.66%	3.89%	4.18%	5.63%	5.42%
State and municipal securities					
Fair value	$ 3,634	$ 9,481	$ 22,256	$ 233,263	$ 268,634
Amortized cost	3,638	9,419	21,967	232,008	267,032
Yield (TE)	4.56%	5.65%	6.08%	6.06%	6.03%
Equity securities					
Fair value					$ 110,880
Amortized cost					111,289
Yield					5.61%
Held-to-Maturity					
State and municipal					
Fair value	$ 0	$ 0	$ 0	$ 4,792	$ 4,792
Amortized cost	0	0	0	4,792	4,792
Yield	0.00%	0.00%	0.00%	5.36%	5.36%
Total Securities					
Fair value	**$80,182**	**$398,509**	**$277,286**	**$1,197,095**	**$2,063,952**
Amortized cost	**80,206**	**391,181**	**282,991**	**1,189,988**	**2,055,655**
Yield	**4.12%**	**5.19%**	**4.55%**	**5.73%**	**5.39%**

Weighted-average yields are based on amortized cost. For presentation in this table, yields on tax-exempt securities have been calculated on a tax-equivalent basis.

Information included in this table regarding mortgage-backed securities is based on final maturities.

Loans and Leases

Loans and leases increased $3.2 billion, from December 31, 2006 to December 31, 2007. The fair value of loans and leases acquired in the Community transaction was $2.6 billion. The additional increase was due to internal growth that was accomplished through our sales and marketing efforts and the fact that loan demand is still solid in our market area. We remain committed, however, to maintaining credit quality and doing business in our market area with customers we know.

In January 2007, we exercised an early buyout option associated with Hann's sale-leaseback transaction. As a result, Hann acquired approximately $78.4 million of beneficial interests in automobile leases and related vehicles. A significant portion of these automobile leases and related vehicles was sold to our banking subsidiaries and subsequently included in the February 2007 $300.4 million vehicle lease securitization transaction.

In September 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold fixed-rate home mortgage loans and variable-rate home equity lines of credit ("HELOCs") with an aggregate total of $351.2 million. In March 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold and contributed beneficial interests in a portfolio of automobile leases and related vehicles with an aggregate total of $356.1 million.

Table 7 presents loans outstanding, by type of loan, in our portfolio for the past five years. Our bank subsidiaries have historically reported a significant amount of loans secured by real estate. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-end home equity loans totaled $255.8 million at December 31, 2007, and an additional $405.2 million was lent against junior liens on residential properties at December 31, 2007. Senior liens on 1-4 family residential properties totaled $1.3 billion at December 31, 2007, and much of the $2.5 billion in loans secured by non-farm, non-residential properties represented collateralization of operating lines of credit, or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $165.7 million, while loans secured by multi-family residential properties totaled $175.3 million at December 31, 2007.

Table 8 represents the maturity of commercial, financial, and agricultural loans, as well as real estate construction loans. Table 9 presents the allocation of the allowance for loan and lease losses by type of loan.

Substantially all of our loans and leases are to enterprises and individuals in our market area. As shown in Table 10, there is no concentration of loans to borrowers in any one industry, or related industries, which exceeds 10% of total loans.

Table 7 - Loan and Lease Portfolio

At December 31,	2007		2006		2005		2004		2003	
	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases
					(Dollars in thousands)					
Commercial, financial, and agricultural	**$1,781,981**	**20.4%**	$ 978,522	17.6%	$ 832,695	16.0%	$ 760,106	14.5%	$ 621,438	14.6%
Real estate:										
construction	**1,292,953**	**14.8**	1,064,452	19.1	934,601	17.9	741,660	14.1	549,672	12.9
residential	**2,151,923**	**24.6**	1,147,741	20.6	1,355,513	26.0	1,611,999	30.7	1,306,371	30.6
commercial	**2,661,841**	**30.3**	1,577,534	28.5	1,257,860	24.1	1,252,753	23.8	1,016,360	23.8
Consumer	**411,159**	**4.7**	313,848	5.6	319,925	6.1	351,846	6.7	337,989	7.9
Leases	**451,733**	**5.2**	478,900	8.6	518,065	9.9	534,644	10.2	431,442	10.2
Total	**$8,751,590**	**100.0%**	$5,560,997	100.0%	$5,218,659	100.0%	$5,253,008	100.0%	$4,263,272	100.0%

Table 8 - Loan Maturity and Interest Sensitivity

At December 31, 2007	Under One Year	One to Five Years	Over Five Years	Total
		(Dollars in thousands)		
Maturity				
Commercial, financial, and agricultural	$ 416,297	$ 728,386	$369,280	$1,513,963
Real estate - construction	744,882	412,565	141,889	1,299,336
	$1,161,179	$1,140,951	$511,169	$2,813,299
Rate sensitivity of loans with maturities greater than 1 year				
Variable rate		$ 521,128	$354,314	$ 875,442
Fixed rate		619,823	156,855	776,678
		$1,140,951	$511,169	$1,652,120

Table 9 - Allocation of Allowance for Loan and Lease Losses

At December 31,	2007	2006	2005	2004	2003
			(Dollars in thousands)		
Commercial, financial, and agricultural	**$23,970**	$16,637	$16,205	$14,775	$10,282
Real estate - construction	**20,552**	12,419	5,833	3,507	3,256
Real estate secured - residential	**12,125**	6,891	7,967	9,743	7,837
Real estate secured - commercial	**23,320**	15,065	11,571	13,760	12,764
Consumer	**4,778**	4,568	5,475	5,779	5,704
Leases	**4,203**	6,589	6,645	6,050	2,566
Overdrafts	**57**	21	18	0	0
Unallocated	**(436)**	453	0	479	263
Total	**$88,569**	$62,643	$53,714	$54,093	$42,672

Table 10 - Loan Concentrations

At December 31, 2007, Susquehanna's portfolio included the following industry concentrations:

	Permanent	Construction	All Other	Total Amount	% Nonperforming in Each Category	% of Total Loans and Leases Outstanding
			(Dollars in thousands)			
Real estate - residential	$449,491	$ 69,371	$ 20,214	$539,076	0.44	6.16
Land development (site work) construction	64,860	441,388	24,987	531,235	0.74	6.07
Residential construction ...	93,417	410,423	23,974	527,814	3.17	6.03
Motor vehicles	302,725	3,308	49,188	355,221	0.50	4.06
Manufacturing	108,609	11,662	150,192	270,463	0.70	3.09
Hotels/motels	207,017	11,470	533	219,020	0.49	2.50
Retail consumer goods	95,596	4,259	93,865	193,720	1.03	2.21
Agriculture	159,469	205	31,058	190,732	1.23	2.18
Medical services	74,559	12,027	78,863	165,449	0.15	1.89
Lessors of professional offices	140,038	24,380	0	164,418	0.00	1.88
Contractors	66,911	9,765	80,299	156,975	1.29	1.79
Public services	52,299	4,495	94,541	151,335	0.91	1.73
Wholesalers	43,476	2,345	99,291	145,112	0.25	1.66
Elderly/child care services	63,129	1,813	32,803	97,745	0.00	1.12
Real estate services	48,402	31,253	13,107	92,762	0.00	1.06
Restaurants/bars	71,529	2,570	18,404	92,503	0.43	1.06
Recreation	64,461	11,825	11,736	88,022	3.56	1.01
Warehouses	75,211	2,533	0	77,744	0.00	0.89
Transportation	9,821	160	66,733	76,714	0.45	0.88
Retail real estate, excluding malls	62,925	2,102	0	65,027	0.00	0.74

Goodwill and Other Identifiable Intangible Assets

Goodwill recognized in the Community acquisition in 2007 was $606.1 million, and intangibles with finite lives totaled $40.3 million.

Goodwill recognized in the Minotola acquisition was $91.2 million, and an intangible with a finite life was $10.1 million.

For additional information relating to goodwill and other identifiable intangible assets, see Note 8 to our consolidated financial statements.

Investment in and Receivables from Unconsolidated Entities

Concurrent with the lease securitization transaction in February 2007, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $47.9 million, representing notes and equity certificates of the issuer. In addition, in the third quarter of 2007, Hann, as servicer, issued a clean-up call relating to the 2002 securitization. As a result, Hann recorded $33.4 million in lease receivables, thereby reducing investment in and receivables from unconsolidated entities.

Concurrent with the lease securitization transaction in March 2006, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $53.3 million, representing notes and equity certificates of the issuer. In addition, in the third quarter of 2006, Hann, as servicer, issued a clean-up call relating to the 2003 securitization. As a result, Hann received $2.3 million in cash and recorded $12.3 million in lease receivables, thereby reducing investment in and receivables from unconsolidated entities.

Deposits

Our deposit base is consumer-oriented, consisting of time deposits, primarily certificates of deposit with various terms, interest-bearing demand accounts, savings accounts, and demand deposits. Average deposit balances by type and the associated average rate paid are summarized in Table 11.

Total deposits increased $3.1 billion, or 52.2%, from December 31, 2006, to December 31, 2007. The fair value of deposit liabilities assumed in the Community acquisition totaled $2.8 billion.

Deposit growth of 2.4% for 2007, excluding the impact of the Community acquisition, fell short of our expectations due to intense competition within our marketplace to attract new deposits.

We do not rely upon time deposits of $0.1 million or more as a principal source of funds, as they represent only 15.2% of total deposits. Table 12 presents a breakdown by maturity of time deposits of $0.1 million or more as of December 31, 2007.

Table 11 - Average Deposit Balances

Year ended December 31,	2007		2006		2005	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)			
Demand deposits	**$ 935,018**	**0.00%**	$ 946,369	0.00%	$ 876,150	0.00%
Interest-bearing demand deposits	**2,173,731**	**2.83**	1,846,483	2.78	1,736,130	1.66
Savings deposits	**480,065**	**0.89**	496,056	1.00	522,346	0.44
Time deposits	**2,720,688**	**4.58**	2,408,684	4.12	2,037,019	3.19
Total	**$6,309,502**		$5,697,592		$5,171,645	

Table 12 - Deposit Maturity

The maturities of time deposits of $0.1 million or more at December 31, 2007, were as follows:

(Dollars in thousands)	
Three months or less	$ 426,853
Over three months through six months	276,473
Over six months through twelve months	408,512
Over twelve months	245,614
Total	$1,357,452

Short-term Borrowings

Short-term borrowings, which include securities sold under repurchase agreements, federal funds purchased, and Treasury tax and loan notes, increased by $166.4 million, or 41.4%, from December 31, 2006, to December 31, 2007. The fair value of short-term borrowings assumed in the Community transaction was $102.4 million.

Federal Home Loan Bank Borrowings and Long-term Debt

Federal Home Loan Bank borrowings increased $617.1 million from December 31, 2006 to December 31, 2007. The fair value of FHLB borrowings assumed in the Community transaction was $416.0 million. This increase is due to the fact that the increase in total deposits has been insufficient to support the growth in our loan and lease portfolio.

Junior subordinated debentures increased $194.4 million, from December 31, 2006, to December 31, 2007. The fair value of junior subordinated debentures assumed in the Community transactions was $69.7 million. In addition, on December 12, 2007, we issued $125.0 million of retail hybrid trust preferred notes through a newly formed Delaware statutory trust, Susquehanna Capital I. The only assets of the issuer are Capital Efficient Notes issued by us. The notes mature in December 2057, are redeemable at our option beginning after five years, and bear interest initially at a rate of 9.375% per annum through the interest payment date in December 2037 and, after the interest payment date in December 2037, at a rate per annum equal to the three-month LIBOR plus 5.455%. The proceeds from the sale of the CENts were used to replenish cash reserves used to pay for the cash portion of the Community acquisition and for general corporate purposes.

Contractual Obligations and Commercial Commitments

Table 13 presents certain of our contractual obligations and commercial commitments, including Susquehanna's guarantees on behalf of its subsidiaries, and their expected year of payment or expiration.

Table 13 - Contractual Obligations and Commercial Commitments at December 31, 2007

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**Over 5 Years**
	(Dollars in thousands)				
Certificates of deposit	$4,108,319	$3,084,872	$937,562	$ 80,530	$ 5,355
FHLB borrowings	1,145,759	187,720	291,220	261,508	405,311
Long-term debt	416,985	0	0	75,000	341,985
Operating leases	109,414	11,666	21,099	16,285	60,364
Residual value guaranty fees	9,000	3,000	6,000	0	0
	Commitment Expiration by Period				
Other Commercial Commitments	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**Over 5 Years**
	(Dollars in thousands)				
Stand-by letters of credit	$ 244,577	$ 162,546	$ 82,031	$ 0	$ 0
Guarantees	29	0	29	0	0
Commercial commitments	861,991	419,070	442,921	0	0
Real estate commitments	780,025	237,656	542,369	0	0

Capital Adequacy

Risk-based capital ratios, based upon guidelines adopted by bank regulators in 1989, focus upon credit risk. Assets and certain off-balance-sheet items are segmented into one of four broad risk categories and weighted according to the relative percentage of credit risk assigned by the regulatory authorities. Off-balance-sheet instruments are converted into a balance sheet credit equivalent before being assigned to one of the four risk-weighted categories. To supplement the risk-based capital ratios, the regulators issued a minimum leverage ratio guideline (Tier 1 capital as a percentage of average assets less excludable intangibles).

Capital elements are segmented into two tiers. Tier 1 capital represents shareholders' equity plus junior subordinated debentures reduced by excludable intangibles. Tier 2 capital represents certain allowable long-term debt, the portion of the allowance for loan and lease losses equal to 1.25% of risk-adjusted assets, and 45% of the unrealized gain on equity securities. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The maintenance of a strong capital base at both the parent company level as well as at each bank affiliate is an important aspect of our philosophy. We, and each of our bank subsidiaries, have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

For additional information related to our risk-based capital ratios, see Note 15 to our consolidated financial statements.

Market Risks

The types of market risk exposures generally faced by banking entities include:

- equity market price risk;
- liquidity risk;
- interest rate risk;
- foreign currency risk; and
- commodity price risk.

Due to the nature of our operations, foreign currency and commodity price risk are not significant to us. However, in addition to general banking risks, we have other risks that are related to vehicle leasing, asset securitizations, and off-balance-sheet financing that are also discussed below.

Equity Market Price Risk

Equity market price risk is the risk related to market fluctuations of equity prices in the securities markets. While we do not have significant risk in our investment portfolio, market price fluctuations may affect fee income generated through our asset management operations. Generally, our fee structure is based on the market value of assets being managed at specific time frames. If market values decline, our fee income may also decline.

Liquidity Risk

The maintenance of adequate liquidity — the ability to meet the cash requirements of our customers and other financial commitments — is a fundamental aspect of our asset/liability management strategy. Our policy of diversifying our funding sources — purchased funds, repurchase agreements, and deposit accounts — allows us to avoid undue concentration in any single financial market and also to avoid heavy funding requirements within short periods of time. At December 31, 2007, our bank subsidiaries had approximately $1.3 billion available to them under collateralized lines of credit with various FHLBs; and $857.5 million more was available provided that additional collateral had been pledged.

Liquidity is not entirely dependent on increasing our liability balances. Liquidity is also evaluated by taking into consideration maturing or readily marketable assets. Unrestricted short-term investments amounted to $143.0 million for the year ended December 31, 2007, and represented additional sources of liquidity.

As an additional source of liquidity, we periodically enter into securitization transactions in which we sell the beneficial interests in loans and leases and related vehicles to qualified special purpose entities ("QSPEs"). The purchase of these assets by the QSPEs was financed through the issuance of asset-backed notes to third-party investors. In March 2007, we entered into a term securitization transaction of leases and related vehicles. Net proceeds from this transaction totaled $252.5 million. In March 2006, we entered into a term securitization transaction of leases and related vehicles. Net proceeds from this transaction totaled $302.9 million. In September 2006, we entered into a term securitization transaction of fixed and variable rate home mortgage loans. Net proceeds from this transaction totaled $338.6 million.

Interest Rate Risk

The management of interest rate risk focuses on controlling the risk to net interest income and the associated net interest margin as the result of changing market rates and spreads. Interest rate sensitivity is the matching or mismatching of the repricing and rate structure of the interest-bearing assets and liabilities. Our goal is to control risk exposure to changing rates within management's accepted guidelines to maintain an acceptable level of risk exposure in support of consistent earnings.

We employ a variety of methods to monitor interest rate risk. These methods include basic gap analysis, which points to directional exposure; routine rate shocks simulation; and evaluation of the change in economic value of equity. Board directed guidelines have been adopted for both the rate shock simulations and economic value of equity exposure limits. By dividing the assets and liabilities into three groups — fixed rate, floating rate, and those which reprice only at our discretion — strategies are developed to control the exposure to interest rate fluctuations.

Our interest rate risk using the static gap analysis is presented in Table 14. This method reports the difference between interest-rate sensitive assets and liabilities at a specific point in time. Management uses the static gap methodology to identify our directional interest-rate risk. Table 14 also illustrates our estimated interest-rate sensitivity (periodic and cumulative) gap positions as calculated as of December 31, 2007, and 2006. These estimates include anticipated prepayments on commercial and residential loans, and mortgage-backed securities, in addition to certain repricing assumptions relative to our core deposits. Traditionally, an institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. Static gap analysis is widely accepted because of its simplicity in identifying interest rate risk exposure; but it ignores market spread adjustments, the changing mix of the balance sheet, planned balance sheet management strategies, and the change in prepayment assumptions.

Table 14 - Balance Sheet Gap Analysis

At December 31, 2007	1-3 months	3-12 months	1-3 years	Over 3 years	Total
			(Dollars in thousands)		
Assets					
Short-term investments	$ 140,854	$ 0	$ 0	$ 2,430	$ 143,284
Investments	367,357	409,721	758,064	528,810	2,063,952
Loans and leases, net of unearned income	3,090,669	1,492,473	2,349,564	1,818,884	8,751,590
Total	$3,598,880	$ 1,902,194	$ 3,107,628	$2,350,124	$10,958,826
Liabilities					
Interest-bearing demand	$1,384,915	$ 314,564	$ 818,470	$ 312,076	$ 2,830,025
Savings	35,016	105,052	423,156	150,760	713,984
Time	507,609	1,463,800	717,663	61,795	2,750,867
Time in denominations of $100 or more	439,059	674,540	219,812	24,041	1,357,452
Total borrowings	1,143,804	131,836	405,509	450,006	2,131,155
Total	$3,510,403	$ 2,689,792	$ 2,584,610	$ 998,678	$ 9,783,483
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	$ (76,787)	$ (243,201)	$ (732,482)	$ (122,872)	
Interest Sensitivity Gap:					
Periodic	$ 11,690	$(1,030,799)	$ (209,464)	$1,228,574	
Cumulative		(1,019,109)	(1,228,573)	1	
Cumulative gap as a percentage of total assets	0%	-8%	-9%	0%	

At December 31, 2006	1-3 months	3-12 months	1-3 years	Over 3 years	Total
	(Dollars in thousands)				
Assets					
Short-term investments	$ 104,529	$ 0	$ 0	$ 0	$ 104,529
Investments	230,116	284,340	494,087	395,023	1,403,566
Loans and leases, net of unearned income	2,132,986	845,725	1,594,993	987,293	5,560,997
Total	$2,467,631	$1,130,065	$2,089,080	$1,382,316	$7,069,092
Liabilities					
Interest-bearing demand	$1,122,502	$ 183,296	$ 517,889	$ 180,909	$2,004,596
Savings	20,119	60,357	293,846	103,125	477,447
Time	260,694	820,021	387,776	59,807	1,528,298
Time in denominations of $100 or more	366,098	402,208	123,924	15,364	907,594
Total borrowings	560,413	149,035	168,254	275,230	1,152,932
Total	$2,329,826	$1,614,917	$1,491,689	$ 634,435	$6,070,867
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	$ (57,424)	$ (180,446)	$ (547,816)	$ (212,537)	
Interest Sensitivity Gap:					
Periodic	$ 80,381	$ (665,298)	$ 49,575	$ 535,344	
Cumulative		(584,917)	(535,342)	2	
Cumulative gap as a percentage of total assets	1%	-7%	-7%	0%	

In addition to static gap reports comparing the sensitivity of interest-earning assets and interest-bearing liabilities to changes in interest rates, we also utilize simulation analysis that measures our exposure to interest rate risk. The financial simulation model calculates the income effect and the economic value of assets, liabilities and equity at current and forecasted interest rates, and at hypothetical higher and lower interest rates at one percent intervals. The income effect and economic value of defined categories of financial instruments is calculated by the model using estimated cash flows based on embedded options, prepayments, early withdrawals, and weighted average contractual rates and terms. For economic value calculations, the model also considers discount rates for similar financial instruments. The economic values of longer-term fixed-rate financial instruments are generally more sensitive to changes in interest rates. Adjustable-rate and variable-rate financial instruments largely reflect only a change in economic value representing the difference between the contractual and discounted rates until the next contractual interest rate repricing date, unless subject to rate caps and floors.

A portion of our loan portfolio consists of commercial and residential mortgage loans containing embedded options, which permit the borrower to repay the principal balance of the loan prior to maturity ("prepayments") without penalty. A loan's susceptibility for prepayment is dependent upon a number of factors, including the current interest rate versus the contractual interest rate of the loan, the financial ability of the borrower to refinance, the economic benefit and the availability of refinancing at attractive terms in addition to general changes in customers' needs. Refinancing may also depend upon economic and other factors in specific geographic areas that affect the sales and price levels of residential property. In a changing interest rate environment, prepayments may increase or decrease depending on the current relative levels and expectations of future short-term and long-term interest rates.

Changes in market rates and general economic conditions will have an impact on an organization's mortgage-backed security portfolio. This will have an associated change on our sensitivity position in changing economic times. Savings and checking deposits generally may be withdrawn upon the customer's request without prior notice. A continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, resulting in a dependable source of funds. Time deposits generally have early withdrawal penalties, while term FHLB borrowings and subordinated notes have prepayment penalties, which discourage customer withdrawal of time deposits and prepayment of FHLB borrowings and subordinated notes prior to maturity.

Our floating-rate loan portfolio is primarily indexed to national interest rate indices. The portfolio is funded by interest-bearing liabilities which are determined by other indices, primarily deposits and FHLB borrowings. A changing interest rate environment may result in different levels of changes to the different indices resulting in disproportionate changes in the value of, and the net earnings generated from, such financial instruments. Basis risk is the result of this inconsistent change in the indices, with historical relationships not always being a good indicator.

Tables 15 and 16 reflect the estimated income effect and economic value of assets, liabilities, and equity calculated using certain assumptions we determined as of December 31, 2007, and 2006, at then current interest rates and at hypothetical higher and lower interest rates in 1% and 2% increments. As noted in Table 15, the economic value of equity at risk as of December 31, 2007, is -9%, at an interest rate change of positive 2%, while Table 16 discloses that net interest income at risk as of December 31, 2007, is -6%, at an interest rate change of positive 2%.

Table 15 - Balance Sheet Shock Analysis

At December 31, 2007	-2%	-1%	Base Present Value	1%	2%
			(Dollars in thousands)		
Assets					
Cash and due from banks	$ 326,965	$ 326,965	$ 326,965	$ 326,965	$ 326,965
Short-term investments	143,277	143,274	143,271	143,269	143,266
Investment securities:					
Held-to-maturity	4,792	4,792	4,792	4,792	4,792
Available-for-sale	2,140,691	2,107,057	2,079,271	2,004,859	1,919,878
Loans and leases, net of unearned income	9,023,671	8,883,127	8,754,378	8,632,427	8,508,007
Other assets	1,880,784	1,880,784	1,880,784	1,880,784	1,880,784
Total assets	$13,520,180	$13,345,999	$13,189,461	$ 12,993,096	$ 12,783,692
Liabilities					
Deposits:					
Non-interest bearing	1,241,078	1,218,113	1,195,770	1,174,026	1,152,862
Interest-bearing	7,698,368	7,637,179	7,589,121	7,535,290	7,482,569
Total borrowings	2,140,037	2,053,749	2,002,628	1,970,659	1,943,299
Other liabilities	272,706	272,706	272,706	272,706	272,706
Total liabilities	11,352,189	11,181,747	11,060,225	10,952,681	10,851,436
Total economic equity	2,167,991	2,164,252	2,129,236	2,040,415	1,932,256
Off balance sheet	0	0	0	0	0
Total liabilities and equity	$13,520,180	$13,345,999	$13,189,461	$ 12,993,096	$ 12,783,692
Economic equity ratio	16%	16%	16%	16%	15%
Value at risk	$ 38,755	$ 35,016	$ 0	($ 88,821)	($ 196,980)
% Value at risk	2%	2%	0%	-4%	-9%

At December 31, 2006	-2%	-1%	Base Present Value	1%	2%
			(Dollars in thousands)		
Assets					
Cash and due from banks	$ 194,785	$ 194,785	$ 194,785	$ 194,785	$ 194,785
Short-term investments	104,529	104,529	104,529	104,529	104,529
Investment securities:					
Held-to-maturity	6,146	6,146	6,146	6,146	6,146
Available-for-sale	1,420,388	1,401,873	1,397,420	1,343,470	1,308,305
Loans and leases, net of unearned income	5,623,227	5,554,888	5,488,312	5,419,575	5,349,553
Other assets	1,023,901	1,023,901	1,023,901	1,023,901	1,023,901
Total assets	$ 8,372,976	$ 8,286,122	$ 8,215,093	$ 8,092,406	$ 7,987,219
Liabilities					
Deposits:					
Non-interest bearing	895,093	878,872	863,082	847,709	832,738
Interest-bearing	4,880,654	4,843,384	4,814,447	4,783,535	4,753,268
Total borrowings	1,186,576	1,153,453	1,147,715	1,110,933	1,092,986
Other liabilities	258,327	258,327	258,327	258,327	258,327
Total liabilities	7,220,650	7,134,036	7,083,571	7,000,504	6,937,319
Total economic equity	1,152,326	1,152,086	1,131,522	1,091,902	1,049,900
Off balance sheet	0	0	0	0	0
Total liabilities and equity	$ 8,372,976	$ 8,286,122	$ 8,215,093	$ 8,092,406	$ 7,987,219
Economic equity ratio	14%	14%	14%	13%	13%
Value at risk	$ 20,804	$ 20,564	$ 0	($ 39,620)	($ 81,622)
% Value at risk	2%	2%	0%	-4%	-7%

Table 16 - Net Interest Income Shock Analysis

At December 31, 2007	-2%	-1%	Base Scenario	1%	2%
	(Dollars in thousands)				
Interest income:					
Short-term investments	$ 8,257	$ 11,878	$ 15,471	$ 19,168	$ 22,784
Investments	100,889	106,812	110,462	112,746	115,207
Loans and leases	547,358	582,543	617,404	651,162	683,508
Total interest income	656,504	701,233	743,337	783,076	821,499
Interest expense:					
Interest-bearing demand and savings	16,354	36,997	64,638	88,202	111,809
Time	122,195	137,637	154,263	171,036	187,857
Total borrowings	84,547	93,052	99,931	112,177	124,427
Total interest expense	223,096	267,686	318,832	371,415	424,093
Net interest income	$433,408	$433,547	$424,505	$411,661	$397,406
Net interest income at risk	$ 8,903	$ 9,042	$ 0	$ (12,844)	$ (27,099)
% Net interest income at risk	2%	2%	0%	-3%	-6%

At December 31, 2006	-2%	-1%	Base Scenario	1%	2%
	(Dollars in thousands)				
Interest income:					
Short-term investments	$ 6,964	$ 9,119	$ 11,313	$ 13,513	$ 15,692
Investments	58,873	63,837	67,248	70,450	73,675
Loans and leases	363,919	387,896	411,447	434,582	457,416
Total interest income	429,756	460,852	490,008	518,545	546,783
Interest expense:					
Interest-bearing demand and savings	33,761	48,988	66,792	84,076	101,359
Time	81,197	91,680	102,427	113,198	124,000
Total borrowings	46,836	51,585	57,037	63,837	70,737
Total interest expense	161,794	192,253	226,256	261,111	296,096
Net interest income	$267,962	$268,599	$263,752	$257,434	$250,687
Net interest income at risk	$ 4,210	$ 4,847	$ 0	$ (6,318)	$ (13,065)
% Net interest income at risk	2%	2%	0%	-2%	-5%

Derivative Financial Instruments and Hedging Activities

Beginning in February 2007, we entered into amortizing interest rate swaps with an aggregate notional amount of $185.2 million. For purposes of our consolidated financial statements, the entire notional amount of the swaps is designated as a cash flow hedge of expected future cash flows associated with a forecasted sale of auto leases. These transactions are subject to FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At December 31, 2007, the unrealized loss, net of taxes, recorded in accumulated other comprehensive income was $2.1 million.

In 2006, we entered into amortizing interest rate swaps with an aggregate total of $266.9 million. For purposes of our consolidated financial statements, the entire notional amount of the swaps was designated as a cash flow hedge of expected future cash flows associated with a forecasted sale of auto leases. This transaction was subject to FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." On February 8, 2007, the swaps were terminated. On February 14, 2007, the forecasted sale of auto leases occurred, and the $0.2

million loss reported in other comprehensive income at December 31, 2006, was reclassified to gain on sale of loans and leases.

In June 2005, we entered into two $25.0 million interest rate swaps to hedge the interest rate risk exposure on $50.0 million of variable-rate debt. The risk management objective with respect to these interest rate swaps is to hedge the risk of changes in our cash flow attributable to changes in the LIBOR swap rate. At December 31, 2007, the unrealized loss, net of taxes, recorded in accumulated other comprehensive income was $0.1 million.

Our risk management objective in using derivatives is to add stability to interest income and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our hedging strategy. During 2007, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and a forecasted auto lease securitization. The derivatives were designated as cash flow hedges. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. At December 31, 2007, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, we do not use derivatives for speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements and other identified risks, but do no meet the strict hedge accounting requirements of FAS No. 133.

Table 17 summarizes our cash flow hedges at December 31, 2007.

Table 17 - Derivative Financial Instruments

Notional Amount	Fair Value	Variable Rate	Fixed Rate
		(Dollars in thousands)	
$185,244	$(3,228)	one-month LIBOR	3.661% - 5.206%
25,000	81	three-month LIBOR	3.935
25,000	(163)	three-month LIBOR	4.083
$235,244	$(3,310)		

Beginning in 2007, we instituted a program whereby we enter into transactions with our commercial loan customers that are intended to offset or mitigate their interest rate risk. These transactions are limited to conventional interest rate swaps, interest rate caps, and interest rate collars; and upon issuance, all of these customer swaps are immediately "hedged" by offsetting derivate contracts, such that we have no net interest rate risk exposure resulting from the transaction. At December 31, 2007, the notional amount of interest rate swaps with our customers totaled $70.5 million. Derivatives with a fair value of $1.0 million were included in other assets, and derivatives with a fair value of $1.0 million were recorded in other liabilities.

Vehicle Leasing Residual Value Risk

In an effort to manage the vehicle residual value risk arising from the auto leasing business of Hann and our affiliate banks, Hann and the banks have entered into arrangements with Auto Lenders Liquidation Center, Inc. ("Auto Lenders") pursuant to which Hann or a bank, as applicable, effectively transferred to Auto Lenders all residual value risk of its respective auto lease portfolio, and all residual value risk on any new leases originated over the term of the applicable agreement. Auto Lenders, which was formed in 1990, is a used-vehicle remarketer with four retail locations in New Jersey and has access to various wholesale facilities throughout the country. Under these arrangements, Auto Lenders agrees to purchase the beneficial interest in all vehicles returned by the obligors at the scheduled expiration of the related leases for a purchase price equal to the stated residual value of such vehicles. Stated residual values of new leases are set in accordance with the standards approved in advance by Auto Lenders. Under a servicing agreement with Auto Lenders, Hann also agrees to make monthly guaranty payments to Auto Lenders based upon a negotiated schedule covering a three-year period. At the end of each year, the servicing agreement may be renewed by the mutual agreement of the parties for an additional one-year term, beyond the current three-year term, subject to renegotiation of the payments for the additional year. During the renewal process, we periodically obtain competitive quotes from third parties to determine the best remarketing and/or residual guarantee alternatives for Hann and our bank affiliates.

Securitizations and Off-Balance-Sheet Financings

Table 18 - Components of Loans and Leases Serviced

	As of December 31, 2007	As of December 31, 2006
	(Dollars in thousands)	
Lease Securitization Transactions*	$ 463,517	$ 618,902
Home Equity Loan Securitization Transactions*	334,417	463,266
Agency Arrangements and Lease Sales*	61,551	135,471
Sale-Leaseback Transaction*	0	74,915
Leases and Loans Held in Portfolio	8,751,590	5,560,997
Total Leases and Loans Serviced	$9,611,075	$6,853,551

* Off balance sheet

Securitization Transactions

We use the securitization of financial assets as a source of funding and a means to manage capital. Hann and the banking subsidiaries sell beneficial interests in automobile leases and related vehicles and home equity loans to qualified special purpose entities. These transactions are accounted for as sales under the guidelines of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)" ("FAS No. 140"), and a net gain or loss is recognized at the time of the initial sale.

The QSPEs then issue beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the QSPEs. The senior classes of the asset-basked securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by Susquehanna.

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. We, as servicer, distribute to third-party beneficial interest holders contracted returns. We retain the right to remaining cash flows after distributions to these third-party beneficial interest holders. The cash flows are discounted to present value and recorded as interest-only strips. The resulting interest-only strips are subordinate to the rights of each of the third-party beneficial interest holders. We estimate the fair value of these interest-only strips based on the present value of future expected cash flows, using management's estimate of the key assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time assets are sold to the applicable QSPE and adjusted quarterly based on changes in these key economic risk factors. Based upon the information found in the table in Footnote 21, "Securitization Activity," we believe that any adverse change of 20% in the key economic assumptions would not have a significant effect on the fair value of our interest-only strips.

In order to facilitate lease securitizations and other off-balance-sheet financings, Hann formed Hann Auto Trust, a Delaware statutory trust (the "Origination Trust"), on September 30, 1997, pursuant to a trust agreement between Hann, as settlor and initial beneficiary, and a third-party trustee. The primary business purpose of the Origination Trust is to enter into lease contracts with respect to automobiles, sport utility vehicles, light-duty trucks, and other vehicles and to serve as record holder of title to such leased vehicles. Unlike ordinary accounts receivable or lease paper, a motor vehicle can only be transferred if the transferor signs the back of the certificate of title and certifies the odometer reading, and the transferee applies for a new certificate of title in its own name. With the use of an origination or "titling" trust like the Origination Trust, a party may hold a beneficial interest in a lease and the related vehicle (including the related cash flows), but because legal ownership of the vehicle remains with the trust, the vehicle need not be retitled. The Origination Trust was created to avoid the administrative difficulty and expense associated with retitling leased vehicles in a securitization, sale-leaseback, or other financing of automobile and truck leases and the related vehicles. Upon formation, the Origination Trust issued to Hann the undivided trust interest representing the entire beneficial interest in the unallocated assets of the Origination Trust.

Hann purchases vehicles and related leases directly from motor vehicle dealers. The motor vehicle dealers title these vehicles in the name of the Origination Trust at the time of the purchase. Hann initially owns the beneficial interest in all leases and related vehicles. Under the trust agreement for the Origination Trust, Hann may instruct the trustees of the trust (1) to establish a special unit of beneficial interest in the Origination Trust (commonly referred to as a "SUBI") and (2) to allocate a separate portfolio of leases and the related vehicles leased under the leases to that SUBI. The SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the assets allocated thereto. Under the terms of the trust agreement and the Delaware Statutory Trust Act, the holder of a SUBI will have no interest in the assets allocated to the undivided trust interest or to any other SUBI, and the holder of the undivided trust interest will have no interest in the assets allocated to any SUBI. Hann creates and transfers beneficial interests in the Origination Trust that represent the rights in pools of leases and related vehicles included in securitization, sale-leaseback, agency, and other transactions.

The beneficial interests in the Origination Trust represented by a SUBI have only been used for securitizations, sale-leasebacks, agency transactions, and as a method of permitting affiliates of Hann to hold the beneficial interest in a pool of leases and related vehicles. There are no other transactions using a SUBI in the Origination Trust.

The leases, for accounting purposes, are treated as direct financing receivables as a result of a residual purchase agreement with Auto Lenders. Although we have not retained residual value risk in the automobile leases and related vehicles, in the event of a breach by Auto Lenders, a QSPE may suffer residual losses, which we expect would decrease the value of the interest-only strips recognized by us.

Summary of the 2007 Securitization Transaction

In February 2007, each of our wholly owned commercial and retail banking subsidiaries (each, a "Sponsor Subsidiary") entered into a term securitization transaction (the "2007 transaction"). In connection with the 2007 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE (each QSPE, a "Transferor" and collectively, the "Transferors"). Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $300.4 million in automobile leases and the related vehicles to the Transferors. However, the transaction documents for the 2007 transaction provide, among other things, that any assets that failed to meet the eligibility requirements when transferred by the applicable Sponsor Subsidiary must be repurchased by such Sponsor Subsidiary. Each Transferor sold and contributed the portfolio acquired from the related Sponsor Subsidiary to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned pro rata by the Transferors (based on the value of the portfolio conveyed by each Transferor to the Issuer). The Transferors financed the purchases of the beneficial interests from the Sponsor Subsidiaries primarily through the issuance by the Issuer of $260.3 million of fixed-rate asset-backed notes to third-party investors. The Issuer also issued an additional $7.8 million of notes, which have been retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interests of the Issuer.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization

Activity." The gain recognized in this transaction was $2.7 million. The initial interest-only strip recorded for this transaction was $4.0 million, and the fair value of this interest-only strip at December 31, 2007, was $2.1 million.

Summary of Securitization Transactions in Prior Reporting Periods

Home Equity Loans

In September 2006, one of our banking subsidiaries, Susquehanna Bank PA, entered into a term securitization transaction of fixed-rate home mortgage loans and adjustable-rate HELOCs (the "September 2006 transaction"). Some of the loans sold were originated by two of our other banking subsidiaries, Susquehanna Bank and Susquehanna Bank DV, and sold to Susquehanna Bank PA immediately prior to the closing of the securitization. In connection with the September 2006 transaction, Susquehanna Bank PA sold a portfolio of fixed-rate home equity loans with an aggregate principal balance of approximately $238.0 million and a portfolio of adjustable-rate HELOCs with an aggregate principal balance of approximately $111.4 million to a wholly owned special purpose subsidiary (the "Transferor"). In the transaction documents for the September 2006 transaction, Susquehanna Bank PA provides, among other things, representations and warranties with respect to the home equity loans transferred. In the event that any such representations and warranties were materially untrue with respect to any assets when transferred, the affected loans must be repurchased by Susquehanna Bank PA. We provide a guaranty of such repurchase obligation. The Transferor sold the portfolio acquired from Susquehanna Bank PA to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer (other than a non-economic interest representing tax ownership of the securitized fixed-rate home equity loan portfolio) are owned by the Transferor. The Transferor financed the purchase of the portfolio of home equity loans from Susquehanna Bank PA primarily through the issuance by the Issuer of $345.2 million of floating-rate asset-backed notes to third-party investors. In connection with the securitization, Susquehanna retained servicing responsibilities for the loans.

A portion of the HELOCs, which generally accrue interest at a variable rate, include a feature that permits the obligor to "convert" all or a portion of the loan from a variable interest rate to a fixed interest rate. The maximum dollar amount of the portfolio balances sold in the September 2006 transaction that is subject to this conversion feature was $72.0 million at the transaction cut-off date. During the draw period, the obligor may request that Susquehanna establish fixed-rate repayment terms for an amount not to exceed the then outstanding balance under the credit line. Requests must be for amounts which do not exceed the credit limit, and no event of default shall have occurred and be continuing at the time of the request. We complete all required underwriting at the time of origination, and no additional underwriting occurs at the time the obligor exercises the fixed-rate conversion feature. The credit limit will include credit advances under the credit line and outstanding balances under the previously requested fixed-rate repayments. The minimum fixed-rate repayment request is three thousand dollars. The obligor may elect to submit fixed-rate repayment requests at any time during the draw period. The obligor is limited to three fixed-rate repayment schedules at any time. The reason for permitting the conversion feature is to be competitive in our marketplace, as many other financial institutions offer this feature.

In the September 2006 transaction, one class of the Issuer's floating-rate asset-backed notes was backed by variable-rate HELOCs. However, approximately 70.5% of the HELOCs as of the cut-off date for the transaction included a feature that permits the obligor to "convert" all or a portion of the outstanding balance from a variable interest rate to a fixed interest rate. If a significant portion of obligors elected to fix the rate of interest on their mortgage loans, then the Issuer might have insufficient funds to make payments on the floating-rate notes backed by the HELOCs as rates increase beyond the rate of the fixed-rate loans. To mitigate the effect of this remote risk, the external parties involved in structuring the September 2006 Transaction and Susquehanna worked together to formulate a solution acceptable to the parties. The parties determined that the Issuer's ability to make interest payments on the class of floating-rate notes backed by the HELOCs was unlikely to be materially and adversely affected if the Issuer's portfolio of HELOCs included up to 10% fixed-rate loans. After that threshold was exceeded, however, Susquehanna Bank PA would be required to repurchase loans with converted balances in an amount not to exceed 10% of the original principal balance of the HELOCs, which is approximately $11.1 million. Under the transaction agreements, Susquehanna Bank PA is neither required nor permitted to repurchase more than 10% of the original principal balance of the converted loans. However, because up to 50.5% of the HELOCs could be held by the Issuer as fixed-rate loans in excess of the 10% threshold acceptable to the parties, the Issuer entered into an interest rate protection agreement with Susquehanna, structured in accordance with FAS No. 140, paragraph 40, to protect the third-party beneficial interest holders above the 10% threshold. The interest rate protection agreement counterparty is Susquehanna, and the agreement provides the Issuer with an additional source of funds to make payments on the floating-rate notes if the floating rate exceeds the fixed rates of the loans for which the related obligors have exercised their fixed-rate conversion feature.

Based on our historical experience with HELOCs with the conversion feature, we determined that it was highly unlikely that more than 10% of the HELOCs held by the Issuer would be converted by the related obligors from variable-rate to fixed-rate obligations. This conclusion is based in part on our experience with HELOCs that have conversion features, which tend to be converted by obligors from variable rate to fixed rate within the first three-to-six months after origination. The securitized pool, at the time the loans were transferred to the Issuer, was generally seasoned more than six months. Further, we determined that it is highly unlikely that we will have any liability under the interest rate protection agreement provided for in the transaction agreements because we believe that, based upon historical experience and business understanding of obligor behavior, less than 10% of the HELOCs will be converted by the related obligors to fixed-rate loans. The estimated maximum cost and fair value to Susquehanna of complying with the interest rate protection discussed above is considered de minimis.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization Activity." The gain recognized in this transaction was $8.2 million. The initial interest-only strips recorded for this transaction were $18.5 million, and the fair value of these interest-only strips at December 31, 2007, was $10.4 million.

In December 2005, one of our banking subsidiaries, Susquehanna Bank PA, entered into a term securitization transaction of HELOCs (the "2005 HELOC transaction"). Some of the loans sold were originated by two of our other banking subsidiaries, Susquehanna Bank and Susquehanna Bank DV, and sold to Susquehanna Bank PA immediately prior to the closing of the securitization. In connection with the 2005 HELOC transaction, Susquehanna Bank PA sold a portfolio of loans with an aggregate total of approximately $239.8 million to a wholly owned special purpose subsidiary (the "Transferor"). In the transaction documents for the 2005 HELOC transaction Susquehanna Bank PA provides, among other things, representations and warranties with respect to the home equity loans transferred. In the event that any such representations and warranties were materially untrue with respect to any assets when transferred, the affected loans must be repurchased by Susquehanna Bank PA. We provide a guaranty of such repurchase obligation. The Transferor sold the portfolio acquired from Susquehanna Bank PA to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned by the Transferor. The Transferor financed the purchase of the portfolio of HELOCs from Susquehanna Bank PA primarily through the issuance by the Issuer of $239.8 million of floating-rate asset-backed notes to third-party investors. In connection with the securitization, Susquehanna retained servicing responsibilities for the loans.

Some of the HELOCs, which generally accrue interest at a variable rate, include a feature that permits the obligor to "convert" all or a portion of the loan from a variable interest rate to a fixed interest rate. Specifically, during the draw period, the obligor may request that Susquehanna establish fixed-rate repayment terms for an amount not to exceed the then outstanding balance under the credit line. Requests must be for amounts which do not exceed the credit limit, and no event of default shall have occurred and be continuing at the time of the request. We complete all required underwriting at the time of origination, and no additional underwriting occurs at the time the obligor exercises the fixed-rate conversion feature. The credit limit will include credit advances under the credit line and outstanding balances under the previously requested fixed-rate repayments. The minimum fixed-rate repayment request is three thousand dollars. The obligor may elect to submit fixed-rate repayment requests at any time during the draw period. The obligor is limited to three fixed-rate repayment schedules at any time. The reason for permitting the conversion feature is to be competitive in our marketplace as many other financial institutions offer this feature, and the maximum dollar amount of the portfolio balances sold which is subject to this conversion feature was $84.7 million at the transaction cut-off date.

Under the transaction documents for the 2005 HELOC transaction, if the aggregate principal balance of loans converted to fixed-rate loans exceeds 10% of the outstanding aggregate principal balance of the portfolio, then Susquehanna Bank PA is required to repurchase converted loans in excess of this 10% threshold until the aggregate principal balance of loans repurchased by Susquehanna Bank PA for this reason is equal to 10% of the original principal balance of the loans. If, after giving effect to any repurchase by Susquehanna Bank PA of loans with converted balances, the aggregate principal balance of fixed-interest-rate loans exceeds 10% of the aggregate principal balance of the portfolio, then an interest rate protection agreement between the Issuer and Susquehanna becomes operative. Under the interest rate protection agreement, the Issuer will be obligated to make fixed payments, which will be based on the fixed rates of the converted mortgage loans, and we will be obligated to make floating payments, which will be based on the indices of the variable-rate mortgage loans. We do not expect to repurchase any converted loans nor enter into any interest rate protection agreements.

In this transaction, the Issuer issued floating-rate asset-backed notes to third-party investors, which were backed by variable-rate HELOCs. However, approximately 35.35% of the loans as of the cut-off date for the transaction included a feature that permits the obligor to "convert" all or a portion of the outstanding balance from a variable interest rate to a fixed interest rate. If a significant portion of obligors elected to fix the rate of interest on their mortgage loans, then the Issuer might have insufficient funds to make payments on the floating-rate notes as rates increase beyond the rate of the fixed-rate loans. To mitigate the effect of this remote risk, the external parties involved in structuring the 2005 HELOC Transaction and Susquehanna worked together to formulate a solution acceptable to the parties. The parties determined that the Issuer's ability to make interest payments on the floating-rate notes was unlikely to be materially and adversely affected if the Issuer's assets included up to 10% fixed-rate loans. After that threshold was exceeded, however, Susquehanna Bank PA would be required to repurchase loans with converted balances in an amount not to exceed 10% of the original principal balance of the HELOCs, which is approximately $24.0 million. Under the transaction agreements, Susquehanna Bank PA is neither required nor permitted to repurchase more than 10% of the original principal balance of the converted loans. However, because up to 15.35% of loans could be held by the Issuer as fixed-rate loans in excess of the 10% threshold acceptable to the parties, the Issuer entered into an interest rate protection agreement with us, structured in accordance with FAS No. 140, paragraph 40, to protect the third-party beneficial interest holders, above the 10% threshold. The interest rate protection agreement counterparty is Susquehanna, and the agreement provides the issuer with an additional source of funds to make payments on the floating-rate notes if the floating-rate exceeds the fixed-rates of the loans for which the related obligors have exercised their fixed-rate conversion feature. Our estimated maximum cost of complying with the interest rate protection is considered de minimis.

Based on our historical experience with HELOCs with the conversion feature, we determined that it was highly unlikely that more than 10% of the HELOCs held by the Issuer would be converted by the related obligors from variable-rate to fixed-rate obligations. This conclusion is based in part on our experience with HELOCs that have conversion features, which tend to be converted by obligors from variable-rate to fixed-rate within the first three-to-six months after origination. The securitized pool, at the time the loans were transferred to the Issuer, was generally seasoned more than six months.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization Activity." The gain recognized in this transaction was $6.6 million. The initial recorded interest-only strips for this transaction were $8.0 million, and the fair value of these interest-only strips at December 31, 2007, was $8.0 million.

Leases

In March 2006, each of our wholly owned commercial and retail banking subsidiaries (each, a "Sponsor Subsidiary") entered into a term securitization transaction (the "2006 transaction"). In connection with the 2006 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE (each QSPE a "Transferor" and, collectively the "Transferors"). Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $356.1 million in automobile leases and related vehicles to the Transferors. However, the transaction documents for the 2006 transaction provide, among other things, that any assets that failed to meet the eligibility requirements when transferred by the applicable Sponsor Subsidiary must be repurchased by such Sponsor Subsidiary. Each Transferor sold and contributed the portfolio acquired from the related Sponsor Subsidiary to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned pro rata by the Transferors (based on the value of the portfolio conveyed by each Transferor to the Issuer). The Transferors financed the purchases of the beneficial interests from the Sponsor Subsidiaries primarily through the issuance by the Issuer of $311.9 million of fixed-rate asset-backed notes to third-party investors. The Issuer also issued $10.5 million of notes, which have been retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interests of the Issuer.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization Activity." The gain recognized in this transaction was $1.9 million. The initial recorded interest-only strip for this transaction was $0.7 million, and the fair value of this interest-only strip at December 31, 2007, was $0.7 million.

In March 2005, each of our wholly owned commercial and retail banking subsidiaries entered into a term securitization transaction (the "2005 transaction"). In connection with the 2005 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE. Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $366.8 million in automobile leases and related vehicles to the Transferors. However, the transaction documents for the 2005 transaction provide, among other things, that any assets that failed to meet the eligibility requirements when transferred by the applicable Sponsor Subsidiary must be repurchased by such Sponsor Subsidiary. Each Transferor sold and contributed the portfolio acquired from the related Sponsor Subsidiary to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned pro rata by the Transferors (based on the value of the portfolio conveyed by each Transferor to the Issuer). The Transferors financed the purchases of the beneficial interests from the Sponsor Subsidiaries primarily through the issuance by the Issuer of $329.4 million of fixed-rate asset-backed notes to third-party investors. The Issuer also issued $11.1 million of notes, which have been retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interests of the Issuer. These notes, which do not bear interest, have been rated by independent rating agencies and have a final maturity date of February 14, 2012. We have retained the notes because the interest rate required to sell them was too high in comparison to the associated risk.

We retained the right to service the leases; however, no servicing asset or liability was recognized because the expected servicing costs are approximately equal to servicing fee income, which approximates current market value. In addition, we retained equity certificates of the Issuer initially totaling $26.3 million.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization Activity." The gain recognized in this transaction was $2.8 million. The initial recorded interest-only strip for this transaction was $2.3 million. At December 31, 2007, the associated interest-only strip had been fully amortized.

Late in the third quarter of 2004, Hann entered into a revolving securitization transaction (the "2004 transaction"). In connection with this transaction, Hann sells and contributes beneficial interests in automobile leases and related vehicles to a wholly owned QSPE. From time to time, the QSPE may purchase the beneficial interests in additional automobile leases and related vehicles from Hann. Transfers to the QSPE are accounted for as sales under the guidelines of FAS No. 140. The QSPE finances the purchases by borrowing funds in an amount up to $200.0 million from a non-related, asset-backed commercial paper issuer (the "lender"). There were no transfers made to the QSPE during 2007. Neither Hann nor Susquehanna provides recourse for credit losses. However, the QSPE's obligation to pay Hann the servicing fee each month is subordinate to the QSPE's obligation to pay interest, principal and fees due on the loans. Therefore, if the QSPE suffers credit losses on its assets, it may have insufficient funds to pay the servicing fee to Hann. Additionally, if an early amortization event were to occur under the QSPE's loan agreement, Hann, as servicer, would not receive payments of the servicing fee until all interest, principal and fees due on the loans have been paid (although the servicing fee will continue to accrue). Pursuant to the loan agreement for the 2004 transaction, an early amortization event would occur if, among other things, the portfolio failed to meet certain performance tests, or if the QSPE were to breach a material representation, warranty or covenant, or were to become insolvent.

In connection with the transaction, Susquehanna has entered into a back-up servicing agreement pursuant to which it has agreed to service the automobile leases and related vehicles beneficially owned by the QSPE if Hann is terminated as servicer. If Susquehanna were appointed servicer, it would receive a servicing fee each month.

The debt issued in the revolving securitization transaction will bear a floating rate of interest and the securitized portfolio accrues interest at a fixed rate. Under the 2004 transaction, on each monthly payment date, if (1) the weighted-average fixed interest rate of the securitized portfolio is less than the minimum required portfolio yield, and (2) the amount on deposit in the yield supplement account is less than the targeted portfolio yield, then payments will begin under the interest rate hedge agreement established with the administrator pursuant to the loan documents. The interest rate hedge protects the third-party beneficial interest holders from interest rate fluctuations and is structured in accordance with paragraph 40 of FAS No. 140. The aggregate notional amount of the QSPE's interest rate hedge as of any date will be calculated to equal the expected amortization of the outstanding loan amount on such date. The targeted portfolio yield is calculated on each monthly payment date using a formula specified in the loan documents that takes into account the aggregate outstanding lease balance of the portfolio, the weighted-average remaining life of the portfolio, the weighted-average fixed-interest rate of the portfolio assets and the minimum required portfolio yield. The minimum required portfolio yield is calculated on each monthly payment date using a formula specified in the loan documents that takes into account the cost of funds, the average swap rate, and servicing and administration fees paid by the QSPE, together with the level of excess spread required by the lender. The yield supplement account exists as a reserve account to provide the QSPE with an additional source of funds in circumstances where the yield on the portfolio assets is less than the minimum required portfolio yield.

Events of default include, among other things, failure of the hedge to be maintained. Upon such an occurrence, the lender could accelerate the principal of the loans, and the collateral agent, on behalf of the lender and other secured parties, could exercise standard remedies of a secured creditor, such as seizing and selling the collateral. We do not foresee any reasonable circumstance where the QSPE would not be able to maintain the interest rate hedge and thereby trigger an event of default under the loan documents.

The transaction documents for the 2004 revolving transaction contain several requirements, obligations, liabilities, provisions, and consequences, including early amortization events, which become applicable upon, among other conditions, the failure of the sold portfolio to meet certain performance tests measured on a monthly basis relating to losses, delinquencies, vehicle turn-in rates, and residual values. The transaction documents also provide that any assets that failed to meet the eligibility requirements set forth in such transaction documents at the time such assets were transferred to the QSPE must be repurchased by Hann and reallocated to Hann's beneficial interest in the Origination Trust.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see the footnote to the financial statements entitled "Securitization Activity." The gain recognized in this transaction was $0.6 million. At December 31, 2007, the associated interest-only strip had been fully amortized.

In July 2003, Hann entered into a term securitization transaction (the "2003 transaction"). In this transaction, Hann sold and contributed the beneficial interest in $239.5 million in automobile leases and related vehicles to a wholly owned QSPE. The QSPE financed the purchase of the beneficial interest primarily by issuing $233.0 million of asset-backed notes.

In September 2006, Hann, as servicer, issued a clean-up call for this transaction and recorded $12.3 million in lease receivables.

During the third quarter of 2002, Hann entered into a revolving securitization transaction and sold and contributed beneficial interests in automobile leases and related vehicles to a wholly owned QSPE. The QSPE financed the purchases by borrowing funds in an amount up to $250.0 million from a non-related, asset-backed commercial paper issuer (a "lender").

In July 2007, Hann, as servicer, issued a clean-up call for this transaction and recorded $33.4 million in lease receivables.

Agency Agreements and Lease Sales

Agency arrangements and lease sales generally occur on economic terms similar to vehicle lease terms and generally result in no accounting gains or losses to Hann and no retention of credit, residual value, or interest rate risk with respect to the sold assets. Agency arrangements involve the origination and servicing by Hann of automobile leases for other financial institutions, and lease sales involve the sale of previously originated leases (with servicing retained) to other financial institutions. Hann generally is entitled to receive all of the administrative fees collected from obligors, a servicing fee, and in the case of agency arrangements, an origination fee per lease. Lease sales are generally accounted for as sales under FAS No. 140.

During the second quarter of 2002, Hann entered into an agency arrangement. In connection with that arrangement, we entered into an agreement under which we guarantee Auto Lenders' performance of its obligations to the agency client (the "Residual Interest Agreement"). Auto Lenders has agreed to purchase leased vehicles in the agency client's portfolio at the termination of the leases for the full residual value of those vehicles. In the event the agency client incurs any losses, costs or expenses as a result of any failure of Auto Lenders to perform this purchase obligation, we will compensate the agency client for any final liquidation losses with respect to such leased vehicle. Our liability, however, is limited to 12% of the maximum aggregate residual value of all leases purchased by the agency client. At December 31, 2007, the total residual value of the vehicles in the portfolio for this transaction was $0.2 million, and our maximum obligation under the Residual Interest Agreement at December 31, 2007, was immaterial.

Sale-Leaseback Transaction

In December 2000, Hann sold and contributed the beneficial interest in $190 million of automobiles and related auto leases owned by the Origination Trust to a wholly owned special purpose subsidiary (the "Lessee"). The Lessee sold such beneficial interests to a lessor (the "Lessor"), and the Lessor in turn leased the beneficial interests in the automobiles and auto leases back to the Lessee under a Master Lease Agreement that had an eight-year term. For accounting purposes, the sale-leaseback transaction between the Lessee and the Lessor was treated as a sale and an operating lease and qualified as a sale and leaseback under FAS No. 13.

During the third quarter of 2006, we notified the Lessor of our intention to exercise the early buyout option, and the transaction was terminated January 12, 2007. The early buyout option price was $93.7 million and was comprised of $78.4 million of beneficial interests in automobile leases and related vehicles and payment of $15.3 million in cash, which had been recognized in other operating expense in prior years. A significant portion of the automobile leases and related vehicles that Hann acquired in conjunction with the early buyout option was sold to our banking subsidiaries and included in the vehicle lease securitization transaction that closed February 14, 2007.

Servicing Fees under the Securitization Transactions, Agency Agreements, and Lease Sales

Servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. The servicing fees paid to Hann under the lease securitization transactions, agency agreements, and lease sales approximate current market value. Hann has not recorded servicing assets or liabilities with regard to those transactions because its expected servicing costs are approximately equal to its expected servicing income.

The parent company acts as servicer for securitized home equity loans and recorded aggregate servicing assets based on the present value of estimated future net servicing income. The unamortized balance of these assets was $1.6 million at December 31, 2007. In addition, as part of the Community transaction, we acquired mortgage servicing rights with an unamortized balance of $0.8 million relating to the servicing of mortgages sold to FNMA and FHLMC. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Overall however, we enter into securitization transactions primarily to achieve low-cost funding for the growth of our loan and lease portfolio and to manage capital, and not primarily to maximize our ongoing servicing fee revenue. In the future, in regard to lease securitizations, if servicing costs were to exceed servicing income, we would record the present value of that liability as an expense.

Our policy regarding the impairment of servicing assets is to evaluate the assets based upon the fair value of the rights as compared to amortized cost. Fair value is based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued Statement No. 141(R), "Business Combinations." Statement No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement No. 141(R) is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 141(R).

In December 2007, the Financial Accounting Standards Board issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements." Statement No. 160 requires that a reporting entity provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 160.

In December 2007, The Securities and Exchange Commission issued Staff Accounting Bulletin 110. SAB 110 allows companies to continue using the simplified method of estimating the expected-term assumption for "plain vanilla" stock options in certain circumstances. Susquehanna uses historical employee exercise patterns to provide a reasonable basis for estimating its expected-term assumption; and therefore, this SAB has no impact on its results of operations and financial condition.

In February 2007, the Financial Accounting Standards Board issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." Statement No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Adoption of this statement is not expected to have a material impact on results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Statement No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the fiscal year ending after December 15, 2006. For information regarding the impact of FAS No. 158 on Susquehanna's financial position, see Footnote 17. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of position is effective for fiscal years ending after December 15, 2008. Susquehanna currently measures plan assets and benefit obligations as of the end of its fiscal year.

In September 2006, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." Issue 06-4 requires an employer to recognize a liability for future benefits in accordance with FAS No. 106, if, in substance, a postretirement benefit plan exists. The consensus on this Issue is effective for fiscal years beginning after December 15, 2007. Entities are to recognize the effects of applying the consensus in this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. Susquehanna is a party to split-dollar life insurance arrangements and will elect to recognize the effects of applying this consensus through a cumulative-effect adjustment to retained earnings; however, adoption of this EITF will not have a material impact on results of operations or financial condition.

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. The roll-over method focused primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements; but its use could lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focused primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In the past, Susquehanna used the iron-curtain method. In SAB 108, the SEC staff established a model, commonly referred to as a "dual approach," that required quantification of financial statement misstatements based on the effects of the misstatements on each of a company's financial statements and the related financial statement disclosures. SAB 108 permitted public companies to initially apply its provisions either by restating prior financial statements as if the dual approach had always been used or recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. As Susquehanna has always used the iron-curtain method, applying the provisions of SAB 108 did not result in either restating prior financial statements or recording a cumulative adjustment.

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. While Statement No. 157 does not require any new fair value measurements, the application of this Statement will change current practice for some entities. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not anticipate that the adoption of this statement will have a material effect on results of operations or financial condition.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Tax Positions." This interpretation clarifies the application of FAS No. 109, "Accounting for Income Taxes," by establishing a threshold condition that a tax position must meet for any part of the benefit of the position to be recognized in the financial statements. FASB Interpretation No. 48 also provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions and is effective for fiscal years beginning after December 15, 2006. Adoption of this interpretation has not had a material impact on results of operations or financial condition. For the disclosures required by this interpretation, see Note 11 to the consolidated financial statements.

In March 2006, the Financial Accounting Standards Board issued Statement No. 156, "Accounting for Servicing of Financial Assets." Statement No. 156, which is an amendment to FAS No. 140, simplifies the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. The new statement clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either the Amortization Method or Fair Value Method for subsequent measurement. Statement No. 156 was effective for separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that began after September 15, 2006. Adoption of this statement has not had a material effect on results of operations or financial condition.

In February 2006, the Financial Accounting Standards Board issued Statement No. 155, "Accounting for Certain Hybrid Instruments," which is an amendment of Statements No. 133 and 140. Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose-entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Statement No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Beginning in 2007, Susquehanna's changes in the fair value of interest-only strips may be recognized in the income statement. Adoption of this statement has not had a material effect on results of operations or financial condition.

Summary of 2006 Compared to 2005

Results of Operations

Net income for the year ended December 31, 2006, was $83.6 million, an increase of $4.0 million, or 5.1%, over net income of $79.6 million in 2005. Net interest income increased 6.0%, to $256.8 million for 2006, from $242.2 million in 2005. Non-interest income increased 9.0%, to $136.3 million for 2006, from $125.1 million in 2005, and non-interest expenses increased 8.4%, to $262.8 million for 2006, from $242.6 million for 2005.

Additional information is as follows:

	Twelve Months Ended December 31,	
	2006	2005
Diluted Earnings per Share	$ 1.66	$ 1.70
Return on Average Assets	1.05%	1.07%
Return on Average Equity	9.56%	10.52%
Return on Average Tangible Equity(1)	15.42%	16.06%
Efficiency Ratio	66.43%	65.58%
Efficiency Ratio excluding Hann(1)	61.04%	57.97%
Net Interest Margin	3.77%	3.76%

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2006	2005
Return on average equity (GAAP basis)	9.56%	10.52%
Effect of excluding average intangible assets and related amortization	5.86%	5.54%
Return on average tangible equity	15.42%	16.06%

Efficiency ratio excluding Hann is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is efficiency ratio, which is calculated using GAAP-based amounts. We measure our efficiency ratio by dividing noninterest expenses by the sum of net interest income, on an FTE basis, and noninterest income. The presentation of an efficiency ratio excluding Hann is computed as the efficiency ratio excluding the effect of Hann. Management believes this to be a preferred measure because it excludes the volatility of vehicle residual values and vehicle delivery and preparation expense of Hann and provides better visibility into our core business activities. A reconciliation of efficiency ratio to efficiency ratio excluding Hann is set forth below.

	2006	2005
Efficiency ratio (GAAP basis)	66.43%	65.58%
Effect of excluding Hann	5.39%	7.61%
Efficiency ratio excluding Hann	61.04%	57.97%

Net Interest Income — Taxable Equivalent Basis

Net interest income increased to $256.8 million in 2006, as compared to $242.2 million in 2005. Net interest income as a percentage of net interest income plus other income was 65% for the twelve months ended December 31, 2006, 66% for the twelve months ended December 31, 2005, and 65% for the twelve months ended December 31, 2004.

The $14.5 million increase in our net interest income in 2006, as compared to 2005, was primarily the result of the net contribution from interest-earning assets and interest-bearing liabilities acquired from Minotola in

April 2006. In addition, our net interest margin improved slightly, from 3.76% for 2005, to 3.77% for 2006. This increase in net interest margin was also primarily due to the acquisition of Minotola.

Provision and Allowance for Loan and Lease Losses

The provision for loan and lease losses was $8.7 million for 2006, and $12.3 million in 2005. This $3.6 million decrease in the provision was the result of a $7.4 million decrease in net charge-offs in 2006, as compared to 2005. The comparative decrease in net charge-offs was caused by a $3.6 million net charge-off related to one customer in the telecommunications industry in 2005, and fewer problem loans with collateral shortfalls in 2006.

The allowance for loan and lease losses at December 31, 2006, was 1.13% of period-end loans and leases, or $62.6 million, and 1.03% of period-end loans and leases, or $53.7 million, at December 31, 2005.

Interest income received on impaired commercial loans in 2006 and 2005, was $0.65 million and $0.16 million, respectively. Interest income that would have been recorded on these loans under the original terms was $1.6 million and $0.3 million for 2006 and 2005, respectively. At December 31, 2006, we had no outstanding commitments to advance additional funds with respect to these impaired loans.

At December 31, 2006, non-performing assets totaled $37.2 million and included $1.5 million in other real estate acquired through foreclosure and $5.4 million in restructured loans. At December 31, 2005, non-performing assets totaled $20.0 million, and included $2.6 million in other real estate acquired through foreclosure. The increase in non-performing assets was concentrated primarily in loans that were well collateralized, and we considered reserves against these loans to be adequate.

Loans with principal and/or interest delinquent 90 days or more and still accruing interest totaled $9.4 million at December 31, 2006, a slight increase from $9.0 million at December 31, 2005.

Potential problem loans consisted of loans that were performing under contract but for which potential credit problems caused us to place them on our internally monitored loan list. Such loans totaled $56.5 million at December 31, 2006, and $29.8 million at December 31, 2005. The increase of $26.7 million was attributed to two borrowing relationships totaling $16.2 million. These loans were adequately secured by collateral. The balance of $10.5 million represented loans acquired in the Minotola acquisition and changes to our internally monitored loan list that occur in the normal course of business.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income, was 35%, 34%, and 35% for 2006, 2005, and 2004, respectively.

Noninterest income increased $11.2 million, or 9.0%, in 2006, over 2005. This net increase primarily was composed of the following:

- Increased *service charges on deposit accounts* of $5.0 million;
- Increased *vehicle origination, servicing, and securitization fees* of $2.9 million;
- Increased *commissions on property and casualty insurance sales* of $1.5 million;
- Increased *gains on sales of loans and leases* of $1.9 million;
- Decreased *gains on securities* of $5.1 million; and
- Increased *other income* of $4.5 million.

Service charges on deposit accounts. The 23.3% increase was the result of improvements relating to the processing of customer overdrafts and the inclusion of Minotola operations since April 21, 2006.

Vehicle origination, securitization, and servicing fees. The 18.6% increase in vehicle origination, servicing, and securitization fees was primarily due to higher unit volumes of lease originations and increased securitization fees.

Commissions on property and casualty insurance sales. The 13.6% increase in commissions on property and casualty insurance sales was attributed to new business and better than expected contingency fee income in the first quarter of 2006.

Gains on sales of loans and leases. The 12.4% increase in gains on sales of loans and leases was attributed to $2.3 million in gains recognized on subsequent draws conveyed to the home equity securitization trusts throughout 2006.

Gains on securities. In December 2006, we recognized an other-than-temporary impairment of $1.0 million relating to our Corporate Investment Committee's decision to implement a modest restructuring program of our Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $79.0 million and unrealized losses of $1.0 million at December 31, 2006.

Furthermore, in 2005, we made a determination, based upon market conditions, the interest-rate environment, and our objective to shorten the duration of our investment portfolio, that it was an opportune time to sell certain municipal and mortgage-backed securities. Accordingly, we sold securities with a book value of $66.4 million and recognized net gains of $3.3 million.

Other income. The 29.6% increase primarily was the result of the inclusion of Minotola operations, most notably the merchant services division which contributed $2.2 million to other income, since April 21, 2006. Furthermore, the rewards program associated with our Susquehanna-branded debit cards generated an additional $2.1 million.

Noninterest Expenses

Noninterest expenses increased $20.3 million, or 8.4%, in 2006, over 2005. This net increase primarily was composed of the following:

- Increased *salaries and employee benefits* of $14.3 million;
- Increased *occupancy* expense of $2.1 million;
- Decreased *vehicle residual value* expense of $6.3 million; and
- Increased *other expenses* of $9.3 million.

Salaries and employee benefits. The 12.5% increase was primarily the result of the inclusion of Minotola operations since April 21, 2006, normal annual salary increases, and higher benefit costs. In addition, $1.0 million was recorded as share-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards No. 123(R), "Share-based Payment," ("FAS No. 123(R)") on January 1, 2006.

On December 14, 2005, our Board of Directors approved the accelerated vesting, effective as of December 15, 2005, of all unvested stock options granted to employees and directors in 2002 and 2004. The decision to accelerate the vesting of these options primarily was made to reduce non-cash compensation expense that would have been recorded in our income statement in future periods as a result of the adoption of FAS No. 123(R). As a result of the accelerated vesting of these options, compensation expense totaling $0.1 million was included in our results of operations for 2005.

Occupancy and furniture and equipment. The 10.9% increase was attributed to the inclusion of Minotola operations since April 21, 2006.

Vehicle residual value. The 62.7% decrease was the result of the contractual decrease in residual value guarantee premiums for 2006.

Other expense. All other expenses increased 12.1%. The inclusion of Minotola operations since April 2006 contributed to a general increase in all expense categories.

Income Taxes

Our effective tax rates for 2006 and 2005 were 31.2% and 29.2%, respectively.

The increase in our effective tax rate for 2006 was the result of a release of our valuation allowance in 2005 relating to our assessment that all of our state net operating losses were realizable.

Financial Condition

Total assets at December 31, 2006, were $8.2 billion, an increase of 10.2%, as compared to total assets of $7.5 billion at December 31, 2005. The fair value of assets acquired in the Minotola transaction was $689.4 million. Loans and leases, increased to $5.6 billion at December 31, 2006, from $5.2 billion at December 31, 2005. Total deposits increased to $5.9 billion in 2006, from $5.3 billion during the same time period in 2005. Equity capital was $936.3 million at December 31, 2006, or $17.98 per share, compared to $780.5 million, or $16.66 per share, at December 31, 2005.

Investment Securities

As a result of changes in the interest-rate environment and the impairment loss discussed in the following paragraph, our total equity was positively impacted by $5.3 million as the unrealized losses, net of taxes, on available-for-sale securities decreased from $17.5 million at December 31, 2005 to $12.2 million at December 31, 2006.

In December 2006, we recognized an other-than-temporary impairment of $1.0 million, related to our Corporate Investment Committee's decision to implement a modest restructuring program of our Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $79.0 million and unrealized losses of $1.0 million at December 31, 2006.

Investment securities available for sale increased $249.6 million, from December 31, 2005, to December 31, 2006. This increase occurred because, as part of our investment management strategy, we purchased securities in 2006 to replace those that matured in 2007 at interest rates that we believed would be more favorable than those that would have been available in 2007.

At December 31, 2006, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded ten percent of shareholders' equity. Furthermore, at December 31, 2006, we held one mortgage-backed security with a fair value of $2.9 million that was rated one category below investment grade. The security, which was not down-graded nor considered impaired, was a subordinate adjustable-rate note retained in the September 2006 home equity loan securitization transaction. There were no investment securities whose ratings were less than investment grade at December 31, 2005.

Loans and Leases

In September 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold fixed-rate home mortgage loans and variable-rate home equity lines of credit ("HELOCs") with an aggregate total of $351.2 million. In March 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold and contributed beneficial interests in a portfolio of automobile leases and related vehicles with an aggregate total of $356.1 million. The fair value of net loans and leases acquired in the Minotola transaction was $474.7 million.

In March 2005, our banking subsidiaries entered into a term securitization transaction in which they collectively sold and contributed beneficial interests in a portfolio of automobile leases and related vehicles with an aggregate balance of $366.8 million. In December 2005, we entered into a term securitization transaction in which we sold a portfolio of HELOCs with an aggregate balance of $239.8 million.

In general, we believed that the internal growth that occurred in our loan portfolio in 2006 was accomplished through our sales and marketing efforts.

Our bank subsidiaries have historically reported a significant amount of loans secured by real estate. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-end home equity loans totaled $97.8 million at December 31, 2006, and an additional $139.7 million was lent against junior liens on residential properties at December 31, 2006. Senior liens on 1-4 family residential properties totaled $771.9 million at December 31, 2006, and much of the $1.5 billion in loans secured by non-farm, non-residential properties represented collateralization of operating lines of credit, or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $64.5 million, while loans secured by multi-family residential properties totaled $138.3 million at December 31, 2006.

Substantially all of our loans and leases were to enterprises and individuals in our market area. There was no concentration of loans to borrowers in any one industry, or related industries, which exceeded 10% of total loans.

Goodwill and Other Identifiable Intangible Assets

Goodwill recognized in the Minotola acquisition was $91.2 million. The core deposit intangible recognized was $10.1 million.

Investment in and Receivables from Unconsolidated Entities

Concurrent with the lease securitization transaction in March 2006, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $53.3 million, representing notes and equity certificates of the issuer. In addition, in the third quarter of 2006, Hann, as servicer, issued a clean-up call relating to the 2003 securitization. As a result, Hann received $2.3 million in cash and recorded $12.3 million in lease receivables, thereby reducing investment in and receivables from unconsolidated entities.

Concurrent with the lease securitization transaction in March 2005, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $49.1 million, representing notes and equity certificates of the issuer.

Deposits

Total deposits increased $568.4 million, or 10.7%, from December 31, 2005, to December 31, 2006. The fair value of deposit liabilities assumed in the Minotola acquisition totaled $525.1 million. In 2006, we sold two branch locations with associated deposits totaling $33.1 million, and in 2005, we sold five branch locations with associated deposits totaling $60.1 million.

Deposit growth for 2006 fell short of our expectation due to intense competition within our marketplace to attract new deposits.

Short-term Borrowings

Short-term borrowings, which include securities sold under repurchase agreements, federal funds purchased, and Treasury tax and loan notes, increased by $94.4 million, or 30.7%, from December 31, 2005 to December 31, 2006. The increase was due to our replacing some of our FHLB borrowings with short-term borrowings as part of our asset/liability management process.

Federal Home Loan Bank Borrowings and Long-term Debt

Federal Home Loan Bank borrowings decreased $140.0 million, and junior subordinated debentures increased $49.5 million from December 31, 2005 to December 31, 2006. As noted above, the decrease in FHLB borrowings occurred because we replaced some of this debt with short-term borrowings.

On April 19, 2006, we completed a private placement to an institutional investor of $50.0 million of fixed/floating rate trust preferred securities through a newly formed Delaware trust affiliate, Susquehanna TP Trust 2006-1 (the "Trust"). The trust preferred securities mature in June 2036, are redeemable at our option beginning after five years, and bore interest initially at a rate of 6.392% per annum through the interest payment date in June 2011 and, after the interest payment date in June 2011, at a rate per annum equal to the three-month LIBOR plus 1.33%.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase our fixed/floating rate junior subordinated notes. The net proceeds to us from the sale of the notes to the Trust were used to finance our acquisition of Minotola National Bank.

We also entered into a Guarantee Agreement, dated April 19, 2006, pursuant to which we agreed to guarantee the payment by the Trust of distributions of the trust preferred securities, and the payment of principal of the trust preferred securities when due, either at maturity or on redemption, but only if and to the extent that the Trust fails to pay distributions on or principal of the trust preferred securities after having received interest payments or principal payments on the note from us for the purpose of paying those distributions or the principal amount of the trust preferred securities.

Capital Adequacy

We, and each of our bank subsidiaries, have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion concerning the effects of liquidity risk and interest rate risk on us is set forth under "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risks*" in Item 7 hereof under the section entitled "Market Risk."

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of Susquehanna are submitted herewith:

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

Year ended December 31,	2007	2006
	(in thousands, except share data)	
Assets		
Cash and due from banks	**$ 326,965**	$ 194,785
Unrestricted short-term investments	**143,042**	70,996
Cash and cash equivalents	**470,007**	265,781
Restricted short-term investments	**242**	33,533
Securities available for sale	**2,059,160**	1,397,420
Securities held to maturity (fair values approximate $4,792 and $6,146)	**4,792**	6,146
Loans and leases, net of unearned income	**8,751,590**	5,560,997
Less: Allowance for loan and lease losses	**88,569**	62,643
Net loans and leases	**8,663,021**	5,498,354
Premises and equipment, net	**179,740**	106,305
Foreclosed assets	**11,927**	1,544
Accrued income receivable	**46,765**	31,044
Bank-owned life insurance	**344,578**	264,398
Goodwill	**945,081**	335,005
Intangible assets with finite lives	**58,274**	19,092
Investment in and receivables from unconsolidated entities	**123,586**	121,663
Other assets	**170,821**	144,849
Total Assets	**$13,077,994**	$8,225,134
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	**$ 1,292,791**	$ 959,654
Interest-bearing	**7,652,328**	4,917,935
Total deposits	**8,945,119**	5,877,589
Short-term borrowings	**568,412**	401,964
Federal Home Loan Bank borrowings	**1,145,759**	528,688
Long-term debt	**150,303**	150,036
Junior subordinated debentures	**266,682**	72,244
Accrued interest, taxes, and expenses payable	**60,869**	54,800
Deferred taxes	**136,076**	145,825
Other liabilities	**75,760**	57,702
Total liabilities	**11,348,980**	7,288,848
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity:		
Common stock, $2.00 par value, 200,000,000 shares authorized; Issued: **85,935,315 at December 31, 2007** and 52,080,419 at December 31, 2006	**171,810**	104,161
Additional paid-in capital	**1,038,894**	345,840
Retained earnings	**522,268**	505,861
Accumulated other comprehensive loss, net of taxes of $(2,131) and $(10,541)	**(3,958)**	(19,576)
Total shareholders' equity	**1,729,014**	936,286
Total Liabilities and Shareholders' Equity	**$13,077,994**	$8,225,134

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31,	2007	2006	2005
	(in thousands, except per share data)		
Interest Income:			
Loans and leases, including fees	**$444,690**	$404,814	$339,960
Securities:			
Taxable	**69,265**	49,810	41,400
Tax-exempt	**2,848**	845	1,205
Dividends	**4,572**	3,653	2,666
Short-term investments	**4,782**	3,669	1,789
Total interest income	**526,157**	462,791	387,020
Interest Expense:			
Deposits:			
Interest-bearing demand	**61,572**	51,424	28,866
Savings	**4,278**	4,960	2,318
Time	**124,673**	99,195	64,979
Short-term borrowings	**17,464**	13,495	9,727
Federal Home Loan Bank borrowings	**27,600**	24,788	28,634
Long-term debt	**14,667**	12,159	10,251
Total interest expense	**250,254**	206,021	144,775
Net interest income	**275,903**	256,770	242,245
Provision for loan and lease losses	**21,844**	8,680	12,335
Net interest income, after provision for loan and lease losses	**254,059**	248,090	229,910
Noninterest Income:			
Service charges on deposit accounts	**31,413**	26,446	21,442
Vehicle origination, servicing, and securitization fees	**14,323**	18,524	15,616
Asset management fees	**19,843**	18,439	17,882
Income from fiduciary-related activities	**7,479**	6,160	5,911
Commissions on brokerage, life insurance, and annuity sales	**4,767**	4,350	4,447
Commissions on property and casualty insurance sales	**12,751**	12,660	11,142
Income from bank-owned life insurance	**11,405**	10,000	9,105
Net gain on sale of loans and leases	**8,427**	16,816	14,966
Net gain on sale of bank branches	**0**	4,189	5,194
Net realized (loss) gain on securities	**(11,857)**	(949)	4,188
Other	**22,108**	19,678	15,185
Total noninterest income	**120,659**	136,313	125,078
Noninterest Expenses:			
Salaries and employee benefits	**144,508**	128,465	114,197
Occupancy	**24,371**	20,905	18,853
Furniture and equipment	**12,181**	10,948	10,110
Advertising and marketing	**10,216**	9,627	8,671
Amortization of intangible assets	**3,525**	2,231	1,520
Vehicle lease disposal	**12,651**	14,220	21,076
Other	**69,503**	76,440	68,123
Total noninterest expenses	**276,955**	262,836	242,550
Income before income taxes	**97,763**	121,567	112,438
Provision for income taxes	**28,670**	37,929	32,875
Net Income	**$ 69,093**	**$ 83,638**	**$ 79,563**
Earnings per share:			
Basic	**$ 1.23**	$ 1.66	$ 1.70
Diluted	**$ 1.23**	$ 1.66	$ 1.70
Cash dividends	**$ 1.01**	$ 0.97	$ 0.93
Average shares outstanding:			
Basic	**56,297**	50,340	46,711
Diluted	**56,366**	50,507	46,919

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31,	2007	2006	2005
	(in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 69,093	$ 83,638	$ 79,563
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion	17,177	15,919	18,671
Provision for loan and lease losses	21,844	8,680	12,335
Realized loss (gain) on available-for-sale securities, net	11,857	949	(4,188)
Deferred income taxes	1,070	21,955	24,513
Gain on sale of loans and leases	(8,427)	(16,816)	(14,966)
Gain on sale of other real estate owned	(196)	(176)	(210)
Mortgage loans originated for sale	(102,507)	(94,640)	(132,253)
Proceeds from sale of mortgage loans originated for sale	105,478	96,526	135,595
Loans and leases originated/acquired for sale, net of payments received	(391,975)	(296,211)	(346,243)
Net proceeds from sale of loans and leases originated/acquired for sale	252,493	339,420	5,218
Increase in cash surrender value of bank-owned life insurance	(11,630)	(10,000)	(9,105)
Net gain on sale of branch offices	0	(4,189)	(5,194)
Contribution to defined benefit pension plan	0	(3,000)	(6,000)
Increase in accrued interest receivable	(440)	(4,620)	(2,562)
Increase in accrued interest payable	3,721	3,138	2,224
Increase (decrease) in accrued expenses and taxes payable	(3,240)	(2,820)	6,357
Other, net	(28,190)	(31,828)	(30,957)
Net cash (used in) provided by operating activities	(63,872)	105,925	(267,202)
Cash Flows from Investing Activities:			
Net decrease (increase) in restricted short-term investments	33,291	(7,197)	854
Activity in available-for-sale securities:			
Sales	436,716	151,184	182,152
Maturities, repayments and calls	485,730	215,859	251,681
Purchases	(903,203)	(542,914)	(366,521)
Net proceeds from sale of loans and leases in banks' portfolios	0	312,870	557,421
Net increase in loans and leases	(498,744)	(249,965)	(183,874)
Cash flows received from retained interests	37,715	25,806	16,498
Proceeds from bank-owned life insurance	4,471	2,891	0
Acquisitions, net of cash and cash equivalents acquired	114,749	(15,379)	(3,412)
Additions to premises and equipment	(19,356)	(12,718)	(13,195)
Net cash (used in) provided by investing activities	(308,631)	(119,563)	441,604
Cash Flows from Financing Activities:			
Net increase in deposits	238,605	76,364	238,999
Sale of branch deposits, net of premium received	0	(28,900)	(54,904)
Net increase (decrease) in short-term borrowings	64,067	94,441	(113,345)
Net increase (decrease) in Federal Home Loan Bank borrowings	201,026	(139,978)	(82,554)
Repayment of long-term debt	(11)	(7)	(50,000)
Proceeds from issuance of junior subordinated debentures	121,062	50,000	0
Proceeds from issuance of common stock	4,512	9,155	5,221
Tax benefit from exercise of stock options	154	906	0
Cash dividends paid	(52,686)	(49,067)	(43,432)
Net cash provided by (used in) financing activities	576,729	12,914	(100,015)
Net change in cash and cash equivalents	204,226	(724)	74,387
Cash and cash equivalents at January 1	265,781	266,505	192,118
Cash and cash equivalents at December 31	$ 470,007	$ 265,781	$ 266,505
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest on deposits and borrowings	$ 239,953	$ 202,883	$ 142,551
Income tax payments	$ 31,452	$ 20,406	$ 4,093
Supplemental Schedule of Noncash Activities			
Real estate acquired in settlement of loans	$ 14,057	$ 2,721	$ 4,972
Interests retained in securitizations	$ 47,921	$ 54,970	$ 48,920
Securities purchased, not settled	$ 0	$ 10,113	$ 0
Leases acquired in clean-up call	$ 22,682	$ 12,284	$ 0
Acquisitions:			
	Community	**Minotola**	
Common stock issued	$ 756,037	$ 115,149	$ 0
Fair value of assets acquired (noncash)	$4,070,693	$ 653,339	$ 0
Fair value of liabilities assumed	$3,432,519	$ 522,811	$ 0

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2007, 2006, and 2005	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands, except share data)			
Balance, January 1, 2005	46,592,930	$ 93,186	$ 226,384	$435,159	($ 3,035)	$ 751,694
Comprehensive income:						
Net income				79,563		79,563
Change in unrealized loss on securities available for sale, net of taxes of $(8,227) and reclassification adjustment of $2,722					(15,279)	(15,279)
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $539					1,003	1,003
Unrealized gain on cash flow hedges, net of taxes of $915					1,700	1,700
Total comprehensive income						66,987
Common stock issued under contingent earnings agreement	21,012	42	426			468
Common stock issued under employee benefit plans (including related tax benefit of $647)	239,251	478	4,275			4,753
Cash dividends declared ($0.93 per share)				(43,432)		(43,432)
Balance, December 31, 2005	46,853,193	93,706	231,085	471,290	(15,611)	780,470
Comprehensive income:						
Net income				83,638		83,638
Change in unrealized loss on securities available for sale, net of taxes of $2,874 and reclassification adjustment of $(617)					5,337	5,337
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $663					1,232	1,232
Change in unrealized gain on cash flow hedges, net of taxes of $940					(1,161)	(1,161)
Total comprehensive income						89,046
Common stock issued in acquisition	4,797,870	9,596	105,553			115,149
Common stock issued under employee benefit plans (including related tax benefit of $906)	429,356	859	9,202			10,061
Cash dividends declared ($0.97 per share)				(49,067)		(49,067)
Adjustment to initially apply FAS No. 158, net of taxes of $(5,047)					(9,373)	(9,373)
Balance, December 31, 2006	52,080,419	104,161	345,840	505,861	(19,576)	936,286
Comprehensive income:						
Net income				69,093		69,093
Change in unrealized loss on securities available for sale, net of taxes of $9,475 and reclassification adjustment of $7,707					17,708	17,708
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $195					363	363
Change in unrealized gain on cash flow hedges, net of taxes of $(1,440) and reclassification adjustment of $202					(2,675)	(2,675)
Net postretirement benefit loss arising during the year, net of taxes of $(52)					(96)	(96)
Reclassification of postretirement benefit costs recognized in net income, net of taxes of $171					318	318
Total comprehensive income						84,711
Common stock issued in acquisition	33,685,947	67,372	688,665			756,037
Common stock issued under employee benefit plans (including related tax benefit of $154)	168,949	277	4,389			4,666
Cash dividends declared ($1.01 per share)				(52,686)		(52,686)
Balance, December 31, 2007	85,935,315	$171,810	$1,038,894	$522,268	($ 3,958)	$1,729,014

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except as noted and per share data)

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Susquehanna Bancshares, Inc. and subsidiaries (collectively "Susquehanna") conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The more significant policies follow:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Conestoga Management Company, Susquehanna Bank PA and subsidiaries, Susquehanna Bank DV and subsidiaries, Susquehanna Bank and subsidiaries, Susque-Bancshares Life Insurance Co. (dissolved in December 2005), Valley Forge Asset Management Corp. and subsidiaries ("VFAM"), and The Addis Group, LLC ("Addis") as of and for the years ended December 31, 2007, 2006, and 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations. Susquehanna is a financial holding company that operates three commercial banks with an aggregate of 230 branches and non-bank subsidiaries that provide leasing; trust and related services; consumer vehicle financing; investment advisory, asset management, and brokerage services; and property and casualty insurance brokerage services. Susquehanna's primary source of revenue is derived from loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses and recorded interests in securitized assets.

Significant Concentrations of Credit Risk. Substantially all of Susquehanna's loans and leases are to enterprises and individuals in its market area. There is no concentration of loans to borrowers in any one industry, or related industries, that exceeds 10% of total loans.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash, balances due from banks, and unrestricted short-term investments. Unrestricted short-term investments consist of interest-bearing deposits in other banks, federal funds sold, commercial paper, and money market funds with an original maturity of three months or less.

Securities Sold Under Agreements to Repurchase. Securities sold under agreements to repurchase are treated as debt and are reflected as a liability in the consolidated statements of financial condition. The book value of securities pledged to secure the repurchase agreements remains in the securities portfolio.

Securities. Susquehanna classifies debt and equity securities as either held to maturity or available for sale. Susquehanna does not have any securities classified as trading at December 31, 2007 or 2006. Investments for which management has the intent, and Susquehanna has the ability to hold to maturity, are carried at the lower of cost or market adjusted for amortization of premium and accretion of discount. Amortization and accretion are calculated principally using the interest method over the term of the securities. All other securities are classified as available for sale and reported at fair value. Changes in unrealized gains and losses, net of related deferred taxes, for available-for-sale securities are recorded in accumulated other comprehensive income. Other-than-temporary impairments are recorded in noninterest income in the period in which they are recognized.

Securities classified as available for sale include investments management intends to use as part of its asset/ liability management strategy. Those securities that have long-term unrealized gains, in which fair value is greater than cost, may be sold in response to changes in interest rates, resultant prepayment risk, and other factors. Management has the ability and intent to hold those securities that have unrealized losses due to changes in interest rates and other market factors for a time necessary to recover the amortized cost. Realized gains and losses on securities are recognized using the specific identification method and are included in noninterest income.

Loans and Leases. Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income.

Interest income on loans and leases is computed using the effective interest method. Loan and lease origination fees and certain direct loan and lease origination costs are deferred, and the net amount is recognized as an as an adjustment to the yield on the related loans over the contractual life of the loans.

Nonaccrual loans are those loans on which the accrual of interest has ceased and where all previously accrued but not collected interest is reversed. Loans, other than consumer loans, are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well-collateralized and in the process of collection or immediately, if, in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. Susquehanna does not accrue interest on impaired loans. While a loan is considered impaired or on nonaccrual status, subsequent cash interest payments received either are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of principal and interest. In any case, the deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. Consumer loans are recorded in accordance with the Uniform Retail Classification regulation adopted by the FDIC. Generally, the regulation requires that consumer loans be charged off to the allowance for loan losses when they become 120 days or more past due.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is established, as losses are estimated to have occurred, through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed, and recoveries on previously charged-off loans and leases are credited to the allowance.

The allowance for loan and lease losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectibility of the loans and leases in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is somewhat subjective, as it requires estimates that are susceptible to revision as more information becomes available.

Susquehanna considers a loan to be impaired, based upon current information and events, if it is probable that Susquehanna will be unable to collect payments of principal or interest according to the contractual terms of the loan agreement. Adversely risk-rated loans that are not evaluated for impairment on an individual basis are grouped in homogeneous pools based on severity of risk. Larger homogeneous groups of small-balance loans, such as residential mortgages and installment loans, are collectively evaluated for impairment. Non-accrual commercial loans greater than $250 are evaluated for impairment on an individual basis. An insignificant delay or shortfall in the amounts of payments, when considered independently of other factors, would not cause a loan to be rendered impaired. Insignificant delays or shortfalls may include, depending on specific facts and circumstances, those that are associated with temporary operational downturns or seasonal delays.

Management performs quarterly reviews of Susquehanna's loan portfolio to identify impaired loans. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the net realizable value of the collateral.

Loans continue to be classified as impaired until they are brought fully current, and the continued collection of scheduled interest and principal is considered probable. When an impaired loan or portion of an impaired loan is determined to be uncollectible, the portion deemed uncollectible is charged against the related allowance. Subsequent recoveries, if any, are credited to the allowance.

Off-Balance-Sheet Credit-Related Financial Instruments. In the ordinary course of business, Susquehanna enters into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments. For asset/liability management purposes, Susquehanna uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives are linked to specific assets or liabilities, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

Susquehanna utilizes interest rate swap agreements to hedge the variable cash flows associated with existing variable-rate debt and forecasted auto lease securitizations. The derivatives are designated as cash flow hedges, and the effective portion of changes in the fair value of the derivative is initially reported in accumulated other comprehensive income and subsequently reclassified to earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Susquehanna assesses the effectiveness of each hedging relationship at least quarterly by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. Susquehanna does not use derivatives for speculative purposes.

Beginning in 2007, Susquehanna instituted a program whereby it enters into transactions with its commercial loan customers that are intended to offset or mitigate their interest rate risk. These transactions are limited to conventional interest rate swaps, interest rate caps, and interest rate collars; and upon issuance, all of these customer swaps are immediately "hedged" by offsetting derivate contracts, such that Susquehanna has no net interest rate risk exposure resulting from the transaction. Fee income from customer swaps is included in other noninterest income. The related derivatives are recorded at fair value on the balance sheet as other assets and other liabilities.

Foreclosed Assets. Other real estate property acquired through foreclosure or other means is recorded at the lower of its carrying value or the fair market value of the property at the transfer date less estimated selling costs. Costs to maintain other real estate are expensed as incurred.

Premises and Equipment. Land is carried at cost. Buildings, land improvements, leasehold improvements, and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or ten to twenty years. Maintenance and normal

(Amounts in thousands, except as noted and per share data)

repairs are charged to operations as incurred, while additions and improvements to buildings and furniture and equipment are capitalized. Gains or losses on disposition of assets are reflected in operations.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets are evaluated for impairment by management on an on-going basis. Impairment may occur whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets. Susquehanna follows Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Core deposit and other intangible assets acquired in acquisitions are identified and amortized over their useful lives. The excess of the purchase price over the fair value of net assets acquired, or goodwill, is no longer amortized in accordance with FAS No. 142, rather an evaluation is performed on an annual basis. There was no impairment noted at December 31, 2007.

On February 1, 2000, Susquehanna completed the acquisition of Boston Service Company, Inc. (t/a Hann Financial Service Corporation) under the pooling-of-interests method of accounting for business combinations. Consequently, under the prevailing generally accepted accounting principles, no goodwill was recorded.

Segment Reporting. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that public business enterprises report financial and descriptive information about their reportable operating segments. Based on the guidance provided by the statement, Susquehanna has determined that its only reportable segment is Community Banking, and all services offered by Susquehanna relate to Community Banking.

Comprehensive Income. Susquehanna reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Components of comprehensive income, as detailed in the Consolidated Statements of Changes in Shareholders' Equity, are net of tax. Comprehensive income includes reclassification adjustments for net realized gains/ (losses) included in net income of $8,227; $323; and $2,722 for the years ended December 31, 2007, 2006, and 2005, respectively.

Asset Securitizations. Susquehanna uses the securitization of financial assets as a source of funding and for capital management. Hann and the banking subsidiaries sell beneficial interests in automobile leases and related vehicles and home equity loans to qualified special purpose entities. These transactions are accounted for as sales under the guidelines of FAS No. 140, and a net gain or loss is recognized at the time of the initial sale. Retained interests in securitized assets, including debt securities, equity certificates of the securitization trusts, and interest-only strips, are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained or liabilities assumed.

The QSPEs issue beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the QSPEs. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by Susquehanna.

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction.

Susquehanna, as servicer, distributes to third-party beneficial interest holders contracted returns. Susquehanna retains the right to remaining cash flows after distributions to these third-party beneficial interest holders. The cash flows are discounted to present value and recorded as interest-only strips. The resulting interest-only strips are subordinate to the rights of each of the third-party beneficial interest holders. Susquehanna initially estimates the fair value of these interest-only strips based on the present value of future expected cash flows, using management's estimate of the key assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time assets are sold to the applicable QSPE. The fair value of the interest-only strips is adjusted quarterly based on changes in these key economic risk factors. If the fair value of an interest-only strip were to fall below the unamortized portion of the original retained interest, other than for temporary circumstances, then an impairment would be recognized.

Subordinated notes and equity certificates retained in the securitization transactions are recorded on the balance sheet under the caption "Investment in and receivables from unconsolidated entities," and other retained interests are recorded on the balance sheet under the caption "Other assets."

For more information about Susquehanna's securitization activities, see Note 21 to the consolidated financial statements.

Servicing Fees under Securitization Transactions, Agency Agreements, and Lease Sales. Servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. The servicing fees paid to Hann under the lease securitization transactions, agency agreements, and lease sales approximate current market value. Hann has not recorded servicing assets or liabilities with regard to those transactions, because its expected servicing costs are approximately equal to its expected servicing income.

Overall however, Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolio and to manage capital, and not primarily to maximize its ongoing servicing fee revenue. In the future, in regard to lease securitizations, if servicing costs were to exceed servicing income, Susquehanna would record the present value of that liability as an expense.

The parent company acts as servicer for securitized home equity loans and has recorded servicing assets based on the present value of estimated future net servicing income. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Our policy regarding the impairment of servicing assets is to evaluate the assets based upon the fair value of the rights as compared to amortized cost. Fair value is based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Income Taxes. Deferred income taxes reflect the temporary tax consequences on future years of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

(Amounts in thousands, except as noted and per share data)

Earnings per Common Share. Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

Share-based Compensation. Prior to adopting FAS No. 123(R) on January 1, 2006, Susquehanna's share-based compensation was accounted for using the intrinsic value method set forth in the now-superseded APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, no compensation expense was recognized. Pursuant to the disclosure requirements of FAS No. 123(R), pro forma net income and earnings per share for the year ended December 31, 2005, are presented in the following table as if compensation cost for stock options was determined under the fair value method and recognized as expense over the options' vesting periods. On March 1, 2005, options to purchase 151 shares of common stock were granted to employees and directors for past service, and the options vested immediately. The fair value of the options on the date of grant was $4.35.

	For the Year Ended December 31, 2005
Net income, as reported	$79,563
Less: pro forma expense related to options granted, net of tax benefit	(2,063)
Pro forma net income	$77,500
Basic earnings per share:	
As reported	$ 1.70
Pro forma	$ 1.66
Diluted earnings per share:	
As reported	$ 1.70
Pro forma	$ 1.65

For additional information about Susquehanna's share-based compensation plan, see Note 16 to the consolidated financial statements.

Recent Accounting Pronouncements.

In December 2007, the Financial Accounting Standards Board issued Statement No. 141(R), "Business Combinations." Statement No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement No. 141(R) is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 141(R).

In December 2007, the Financial Accounting Standards Board issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements." Statement No. 160 requires that a reporting entity provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 160.

(Amounts in thousands, except as noted and per share data)

In December 2007, The Securities and Exchange Commission issued Staff Accounting Bulletin 110. SAB 110 allows companies to continue using the simplified method of estimating the expected-term assumption for "plain vanilla" stock options in certain circumstances. Susquehanna uses historical employee exercise patterns to provide a reasonable basis for estimating its expected-term assumption; and therefore, this SAB has no impact on its results of operations and financial condition.

In February 2007, the Financial Accounting Standards Board issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." Statement No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Adoption of this statement is not expected to have a material impact on results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Statement No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the fiscal year ending after December 15, 2006. For information regarding the impact of FAS No. 158 on Susquehanna's financial position, see Footnote 17. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of position is effective for fiscal years ending after December 15, 2008. Susquehanna currently measures plan assets and benefit obligations as of the end of its fiscal year.

In September 2006, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." Issue 06-4 requires an employer to recognize a liability for future benefits in accordance with FAS No. 106, if, in substance, a postretirement benefit plan exists. The consensus on this Issue is effective for fiscal years beginning after December 15, 2007. Entities are to recognize the effects of applying the consensus in this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. Susquehanna is a party to split-dollar life insurance arrangements and will elect to recognize the effects of applying this consensus through a cumulative-effect adjustment to retained earnings; however, adoption of this EITF will not have a material impact on results of operations or financial condition.

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. The roll-over method focused primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements; but its use could lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focused primarily on the effect of correcting the

(Amounts in thousands, except as noted and per share data)

period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In the past, Susquehanna used the iron-curtain method. In SAB 108, the SEC staff established a model, commonly referred to as a "dual approach," that required quantification of financial statement misstatements based on the effects of the misstatements on each of a company's financial statements and the related financial statement disclosures. SAB 108 permitted public companies to initially apply its provisions either by restating prior financial statements as if the dual approach had always been used or recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. As Susquehanna has always used the iron-curtain method, applying the provisions of SAB 108 did not result in either restating prior financial statements or recording a cumulative adjustment.

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. While Statement No. 157 does not require any new fair value measurements, the application of this Statement will change current practice for some entities. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not anticipate that the adoption of this statement will have a material effect on results of operations or financial condition.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Tax Positions." This interpretation clarifies the application of FAS No. 109, "Accounting for Income Taxes," by establishing a threshold condition that a tax position must meet for any part of the benefit of the position to be recognized in the financial statements. FASB Interpretation No. 48 also provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions and is effective for fiscal years beginning after December 15, 2006. Adoption of this interpretation has not had a material impact on results of operations or financial condition. For the disclosures required by this interpretation, see Note 11 to the consolidated financial statements.

In March 2006, the Financial Accounting Standards Board issued Statement No. 156, "Accounting for Servicing of Financial Assets." Statement No. 156, which is an amendment to FAS No. 140, simplifies the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. The new statement clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either the Amortization Method or Fair Value Method for subsequent measurement. Statement No. 156 was effective for separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that began after September 15, 2006. Adoption of this statement has not had a material effect on results of operations or financial condition.

In February 2006, the Financial Accounting Standards Board issued Statement No. 155, "Accounting for Certain Hybrid Instruments," which is an amendment of Statements No. 133 and 140. Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an

(Amounts in thousands, except as noted and per share data)

embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose-entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Statement No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Adoption of this statement has not had a material effect on results of operations or financial condition.

2. Acquisitions

Stratton Holding Company

On December 31, 2007, Susquehanna entered into an agreement to acquire Stratton Holding Company, an investment management company based in Plymouth Meeting, Pennsylvania with approximately $3,000,000 in assets under management. Under the agreement, Stratton Holding will become a wholly owned subsidiary of Susquehanna Bancshares and part of the family of Susquehanna Wealth management companies. The addition of Stratton will bring increased diversification in Susquehanna's investment expertise, including experience in mutual fund management. The acquisition, which is subject to regulatory approvals, is expected to be completed early in the second quarter of 2008.

Community Banks, Inc.

On November 16, 2007, Susquehanna completed the acquisition of Community Banks, Inc. in a stock and cash transaction valued at $870,802. Under the terms of the merger agreement, shareholders of Community were entitled to elect to receive for each share of Community common stock that they owned, either $34.00 in cash or 1.48 shares of Susquehanna common stock. The acquisition expands Susquehanna's territory into the Harrisburg market and deepens our foundation in central Pennsylvania. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. However, since the acquisition occurred in the fourth quarter of 2007, there may be adjustments in 2008, as additional information becomes available.

	Unaudited
Assets	
Cash and cash equivalents	$ 232,628
Securities	664,543
Loans and leases, net of allowance of $19,119	2,574,830
Premises and other equipment	65,604
Goodwill and other intangibles	646,324
Deferred taxes	19,171
Other assets	100,221
Total assets acquired	$4,303,321
Liabilities	
Deposits	$2,828,925
Borrowings	588,376
Other liabilities	15,218
Total liabilities assumed	3,432,519
Net assets acquired	$ 870,802

(Amounts in thousands, except as noted and per share data)

Presented below is certain unaudited pro forma information for the years ended December 31, 2007 and 2006, as if Community had been acquired on January 1, 2007 and 2006. These results combine the historical results of Community, including the termination of certain employee benefit programs and costs incurred in connection with the merger, with Susquehanna's consolidated statements of income and, while certain adjustments were made for the estimated impact of purchase accounting adjustments, they are not necessarily indicative of what would have occurred had the acquisition taken place on the indicated dates.

	For the Year Ended December 31,	
	2007	2006
Net income	$89,921	$130,029
Basic EPS	$ 1.05	$ 1.55
Diluted EPS	$ 1.05	$ 1.54

Widmann, Siff & Co., Inc.

On August 1, 2007, Susquehanna acquired Widmann, Siff & Co. Inc., an investment advisory firm in Radnor, Pa. Widmann, Siff had more that $300,000 in assets under management, including accounts serving individuals, pension and profit-sharing plans, corporations, and family trusts. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The acquisition of Widmann, Siff was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Minotola National Bank

On April 21, 2006, Susquehanna acquired Minotola National Bank in a stock and cash transaction valued at approximately $172,000. The acquisition of Minotola, with total assets of $607,000 and fourteen branch locations, provided Susquehanna with an opportunity to expand its franchise into high-growth markets in southern New Jersey. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The acquisition of Minotola is considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Brandywine Benefits Corporation and Rockford Pensions, LLC

On February 1, 2005, Susquehanna acquired Brandywine Benefits Corporation and Rockford Pensions, LLC (collectively "Brandywine") located in Wilmington, Delaware. Brandywine is a financial planning, consulting and administration firm specializing in retirement benefit plans for small-to-medium-sized businesses. Brandywine Benefits Corporation is a wholly owned subsidiary of Brandywine Benefits Corp., LLC, which in turn is a wholly owned subsidiary of VFAM.

The acquisition of Brandywine is considered immaterial for purposes of the disclosures required by FAS No. 141.

(Amounts in thousands, except as noted and per share data)

3. Short-term Investments

The book values of short-term investments and weighted-average interest rates on December 31, 2007 and 2006, were as follows:

	2007		2006	
	Book Value	Rates	Book Value	Rates
Interest-bearing deposits in other banks	$ 71,890	4.54%	$ 36,333	4.67%
Money market funds	66,660	3.70	62,752	4.83
Commercial paper purchased	4,734	4.06	5,444	5.31
Total	$143,284		$104,529	

4. Investment Securities

The amortized cost and fair values of investment securities at December 31, 2007 and 2006, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2007				
Available-for-Sale:				
U.S. Government agencies	$ 523,258	$ 9,807	$ 46	$ 533,019
Obligations of states and political subdivisions	266,982	2,250	599	268,633
Mortgage-backed securities	1,071,001	11,150	3,750	1,078,401
Other debt securities	78,333	158	10,264	68,227
Equity securities	111,289	463	871	110,880
	2,050,863	23,828	15,530	2,059,160
Held-to-Maturity:				
State and municipal	4,792	0	0	4,792
Total investment securities	$2,055,655	$23,828	$15,530	$2,063,952
At December 31, 2006				
Available-for-Sale:				
U.S. Government agencies	$ 512,192	$ 459	$ 2,779	$ 509,872
Obligations of states and political subdivisions	27,369	30	258	27,141
Mortgage-backed securities	730,873	737	16,863	714,747
Other debt securities	72,368	107	193	72,282
Equity securities	73,393	383	398	73,378
	1,416,195	1,716	20,491	1,397,420
Held-to-Maturity:				
State and municipal	6,146	0	0	6,146
Total investment securities	$1,422,341	$ 1,716	$20,491	$1,403,566

At December 31, 2007 and 2006, investment securities with carrying values of $1,424,965 and $892,034, respectively, were pledged to secure public funds and for other purposes as required by law.

(Amounts in thousands, except as noted and per share data)

At December 31, 2007 and December 31, 2006, Susquehanna's holdings of investment securities that were rated below investment grade were insignificant.

The amortized cost and fair value of U.S. Government agencies, obligations of states and political subdivisions, other debt securities, and mortgage-backed securities, at December 31, 2007, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Securities available-for-sale:		
Within one year	$ 80,206	$ 80,182
After one year but within five years	391,181	398,509
After five years but within ten years	282,991	277,286
After ten years	1,185,196	1,192,303
	1,939,574	1,948,280
Securities held-to-maturity:		
Within one year	0	0
After one year but within five years	0	0
After five years but within ten years	0	0
After ten years	4,792	4,792
	4,792	4,792
Total debt securities	$1,944,366	$1,953,072

The gross realized gains and gross realized losses on investment securities transactions are summarized below.

	Available-for-Sale	Held-to-Maturity
For the year ended December 31, 2007		
Gross gains	$ 218	$0
Gross losses	12,075	0
Net losses	($11,857)	$0
For the year ended December 31, 2006		
Gross gains	$ 1,095	$0
Gross losses	2,044	0
Net losses	($ 949)	$0
For the year ended December 31, 2005		
Gross gains	$ 5,097	$0
Gross losses	909	0
Net gains	$ 4,188	$0

(Amounts in thousands, except as noted and per share data)

The following table presents Susquehanna's investments' gross unrealized losses and the corresponding fair values by investment category and length of time that the securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

	Less than 12 Months		12 Months or More		Total	
December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$ 550	$ 1	$ 31,136	$ 45	$ 31,686	$ 46
States and political subdivisions	51,144	397	18,440	202	69,584	599
Mortgage-backed securities	1,121	1,643	184,182	2,107	185,303	3,750
Other debt securities	47,961	10,217	17,438	47	65,399	10,264
Equity securities	2,589	502	16,710	369	19,299	871
	$103,365	$12,760	$267,906	$2,770	$371,271	$15,530

	Less than 12 Months		12 Months or More		Total	
December 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$ 92,262	$ 318	$241,501	$ 2,461	$333,763	$ 2,779
States and political subdivisions	14,186	179	7,924	79	22,110	258
Mortgage-backed securities	118,897	686	476,309	16,177	595,206	16,863
Other debt securities	0	0	25,255	193	25,255	193
Equity securities	190	10	13,340	388	13,530	398
	$225,535	$1,193	$764,329	$19,298	$989,864	$20,491

In May and June of 2007, while planning for the Community acquisition and the resulting growth and composition of the investment portfolio, management performed a comprehensive review of our available-for-sale investments. Management determined that for administrative and operational purposes, small remaining protions in mortgage-backed securities ("odd lots," or securities with remaining par amounts of less than $2,000) should be sold. These odd lots, totaling $182,000, resulted from previous mergers and bank consolidations and from principal amortization over time. Additionally, Susquehanna determined that all collateralized mortgage obligations, regardless of the remaining par amount, with an aggregate total of $51,000 should be sold. Many of these mortgage obligations were acquired in the historic low-interest-rate environment of 2002 through 2004.

This restructuring involved the sale of approximately 16.0% of our available-for-sale investment portfolio, and resulted in a pre-tax charge of approximately $11,800. The proceeds from the sales of these securities were reinvested in a diversified mix of Federal Agency bullet debentures and residential mortgage-backed securities with higher yields, longer durations, and positive convexity attributes.

In December 2006, Susquehanna recognized an other-than-temporary impairment of $954 related to Susquehanna's Corporate Investment Committee's decision to implement a modest restructuring program of its Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $78,992 and unrealized losses of $954 at December 31, 2006.

Management does not believe any remaining individual security with an unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. The unrealized losses reported for U.S. Government agencies and mortgage-backed securities relate primarily to securities issued by Federal Home Loan Banks, the

(Amounts in thousands, except as noted and per share data)

Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These unrealized losses are predominantly attributable to changes in interest rates. The unrealized losses reported for other debt securities are attributable to market factors other than interest rates and credit risk. Susquehanna has both the intent and the ability to hold the securities represented in the previous table for a time necessary to recover the amortized cost.

5. Loans and Leases

Loans and leases, net of unearned income of $159,766 and $109,294 at December 31, 2007 and December 31, 2006, respectively, and net of deferred origination costs of $9,099 and $8,310 at December 31, 2007 and 2006, respectively, were as follows:

	2007	2006
Commercial, financial and agricultural	$1,781,981	$ 978,522
Real estate—construction	1,292,953	1,064,452
Real estate secured—residential	2,151,923	1,147,741
Real estate secured—commercial	2,661,841	1,577,534
Consumer	411,159	313,848
Leases, primarily automobile	451,733	478,900
Total loans and leases	$8,751,590	$5,560,997
Leases held for sale (included in "Leases," above)	$ 238,351	$ 226,637
Home equity loans held for sale (included in "Real estate secured—residential," above)	97,320	17,473

Included in loans and leases are the aggregate balances of all overdrawn deposit accounts. These "loans" are evaluated under management's current model for collectibility. At December 31, 2007 and 2006, the aggregate balances of overdrawn deposit accounts reclassified as loans were $5,655 and $2,057, respectively.

Net investment in direct financing leases was as follows:

	2007	2006
Minimum lease payments receivable	$337,875	$369,732
Estimated residual value of leases	176,400	172,477
Unearned income under lease contracts	(62,542)	(63,309)
Total leases	$451,733	$478,900

Substantially all of Susquehanna's loans and leases are to enterprises and individuals in its market area. There is no concentration of loans to borrowers in any one industry, or related industries, that exceeds 10% of total loans.

Impaired Loans

Management performs quarterly reviews of Susquehanna's commercial loans greater than $250 to identify impaired loans. The measurement of impaired loans is based upon the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the net realizable value of the collateral.

(Amounts in thousands, except as noted and per share data)

An analysis of impaired loans at December 31, 2007, 2006, and 2005, follows:

	2007	2006	2005
Impaired loans without a related reserve	$27,716	$11,468	$1,731
Impaired loans with a reserve	13,033	8,620	2,066
Total impaired loans	$40,749	$20,088	$3,797
Reserve for impaired loans	$ 4,146	$ 1,877	$1,312
Average balance of impaired loans	20,921	8,987	4,450
Interest income on impaired loans (cash basis)	66	156	79
Interest income that would have been recorded under original terms	1,811	1,641	313

Sale-leaseback Transaction

On January 12, 2007, Susquehanna exercised an early buyout option associated with Hann's sale-leaseback transaction. As a result, Hann acquired approximately $78,400 of beneficial interests in automobile leases and related vehicles. A significant portion of these automobile leases and related vehicles was sold to Susquehanna's banking subsidiaries and subsequently included in the February 2007 vehicle lease securitization transaction.

6. Allowance for Loan and Lease Losses

Changes in the allowance for loan and lease losses were as follows:

	2007	2006	2005
Balance -January 1,	$ 62,643	$ 53,714	$ 54,093
Additions through acquisition	19,119(1)	5,514(2)	0
Provision charged to operating expense	21,844	8,680	12,335
Charge-offs	(19,185)	(11,116)	(18,355)
Recoveries	4,148	5,851	5,641
Net charge-offs	(15,037)	(5,265)	(12,714)
Balance - December 31,	$ 88,569	$ 62,643	$ 53,714

(1) As part of the Community acquisition, Susquehanna recorded a $19,119 addition to the allowance for loan and lease losses. Susquehanna evaluated Community's loan portfolio at the time of acquisition and identified impaired loans totaling $16,350, as defined in Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," and FAS No. 114, "Accounting by Creditors for Impairment of a Loan." Therefore, as required, Susquehanna recorded a valuation allowance of $7,365 for those impaired loans. The remainder of Community's loan portfolio was recorded at present value, determined at the then current interest rates, net of the allowance for loan and lease losses in accordance with management's evaluation of FAS No. 5, "Accounting for Contingencies."

(2) As part of the Minotola acquisition, Susquehanna recorded a $5,514 addition to the allowance for loan and lease losses. Susquehanna evaluated Minotola's loan portfolio at the time of acquisition and did not identify any impaired loans as defined in SOP 03-3 and FAS No. 114. Therefore, as required by FAS No. 141, "Business Combinations," Susquehanna recorded Minotola's loan portfolio at present value, determined at the then current interest rates, net of the allowance for loan and lease losses in accordance with management's evaluation of FAS No. 5.

(Amounts in thousands, except as noted and per share data)

7. Premises and Equipment

Property, buildings, and equipment at December 31, were as follows:

	2007	2006
Land	$ 30,986	$ 15,455
Buildings	125,646	78,647
Furniture and equipment	95,008	82,953
Leasehold improvements	25,145	19,882
Land improvements	3,257	2,743
	280,042	199,680
Less: accumulated depreciation and amortization	100,302	93,375
	$179,740	$106,305

Depreciation and amortization expense charged to operations totaled $11,541 in 2007, $9,803 in 2006, and $8,638 in 2005.

All subsidiaries lease certain banking branches and equipment under operating leases that expire on various dates through 2030. Renewal options generally are available for periods up to 10 years. Minimum future rental commitments under non-cancelable leases, as of December 31, 2007, were as follows:

	Operating Leases
2008	$ 11,666
2009	11,042
2010	10,057
2011	8,697
2012	7,588
Subsequent years	60,364
	$109,414

Rent expense charged to operations totaled $8,944 in 2007, $7,953 in 2006, and $7,769 in 2005.

8. Goodwill and Other Intangible Assets

The gross carrying amounts and accumulated amortization of identifiable intangible assets as of December 31, 2007 and 2006 were as follows:

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets:				
Core deposit intangibles	$59,199	($ 9,744)	$24,044	($6,585)
Customer lists	9,467	(702)	1,915	(338)
Favorable lease adjustments	393	(339)	393	(337)
Total	$69,059	($10,785)	$26,352	($7,260)

(Amounts in thousands, except as noted and per share data)

In 2007, as a result of the Community acquisition, $35,154 was recognized as a core deposit intangible that is being amortized over 10 years, and $5,099 was recognized as customer list intangibles that are being amortized over 10 years. In addition, as a result of the Widmann Siff acquisition, $2,452 was recognized as a customer list intangible that is being amortized over 15 years.

In 2006, as a result of the Minotola acquisition, $10,053 was recognized as a core deposit intangible that is being amortized over 10 years.

The following is the activity in the goodwill account during the periods presented:

Goodwill at January 1, 2006	**$242,718**
Goodwill acquired through the Minotola acquisition	91,201
Additional goodwill related to contingent earn-out agreement associated with the Brandywine acquisition	1,086
Goodwill at December 31, 2006	335,005
Goodwill acquired through the Community acquisition	606,071(1)
Goodwill acquired through the Widmann Siff acquisition	736
Additional goodwill related to contingent earn-out agreement associated with the Addis acquisition	2,000
Additional goodwill related to contingent earn-out agreement associated with the Brandywine acquisition	1,172
Other	97
Goodwill at December 31, 2007	**945,081**

(1) Nondeductible for income tax purposes.

The following table sets forth the actual and estimated pre-tax amortization expense for amortizing intangible assets.

Aggregate Amortization Expense for the Year Ended December 31:	
2007	$3,525
Estimated Amortization Expense for the Year Ended December 31:	
2008	$9,900
2009	9,145
2010	8,372
2011	7,599
2012	6,481

(Amounts in thousands, except as noted and per share data)

9. Deposits

Deposits at December 31 were as follows:

	2007	2006
Noninterest-bearing:		
Demand	$1,292,791	$ 959,654
Interest-bearing:		
Interest-bearing demand	2,830,025	2,004,596
Savings	713,984	477,447
Time	2,750,867	1,528,298
Time of $100 or more	1,357,452	907,594
Total deposits	$8,945,119	$5,877,589

10. Borrowings

Short-Term Borrowings

Short-term borrowings and weighted-average interest rates, at December 31, were as follows:

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under repurchase agreements	$387,158	2.79%	$249,728	4.04%	$206,502	2.20%
Federal funds purchased	178,000	3.74	150,000	5.30	96,200	4.14
Treasury tax and loan notes	3,254	4.00	2,236	5.00	4,821	4.00
	$568,412		$401,964		$307,523	

Securities sold under agreements to repurchase are classified as secured short-term borrowings. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the repurchase agreements remain in available-for-sale investment securities.

Additional information pertaining to securities sold under repurchase agreements follows:

	2007	2006	2005
Average amounts outstanding	$275,135	$219,327	$270,154
Average interest rate	3.58%	3.73%	2.25%
Maximum amount outstanding at any month end	$442,958	$295,757	$309,418

(Amounts in thousands, except as noted and per share data)

Federal Home Loan Bank Borrowings

December 31,	2007	2006
Due 2007, 3.205% to 6.20%	$ 0	$ 60,140
Due 2008, 2.70% to 5.50%	187,720	189,582
Due 2009, 4.01% to 5.318%	195,107	50,000
Due 2010, 4.02% to 6.06%	96,113	147,842
Due 2011, 3.25% to 4.98%	40,465	25,209
Due 2012, 3.25% to 4.60%	221,043	113
Due 2013 through 2014, 4.476% to 6.51%	164,557	1,031
Due 2015, 3.75% to 5.22%	149,525	45,750
Due 2016 through 2026, 4.14% to 6.0%	91,229	9,021
	$1,145,759	$528,688

Susquehanna subsidiary banks are members of the Federal Home Loan Banks of Atlanta and Pittsburgh and, as such, can take advantage of FHLB programs for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from FHLBs are collateralized by qualifying first mortgages. In addition, all of the subsidiaries' stock in the FHLBs is pledged as collateral for such debt. Advances available under these agreements are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower.

Under this program, Susquehanna subsidiary banks had lines of credit available to them totaling $3,344,009 and $1,598,677, of which $1,144,378 and $526,264 (excluding purchase-accounting adjustments) was outstanding at December 31, 2007 and 2006, respectively. At December 31, 2007, Susquehanna subsidiaries could have borrowed an additional $1,342,096 based on qualifying collateral, and $857,535 more could be borrowed provided that additional collateral would have been pledged. Such additional borrowings would require the subsidiaries to increase their investment in FHLB stock by approximately $44,063.

Long-Term Debt and Junior Subordinated Debentures(1)

	2007		2006	
	Amount	Rate	Amount	Rate
Subordinated notes due 2012	$ 75,000	6.05%	$ 75,000	6.05%
Subordinated notes due 2014	75,000	4.75	75,000	4.75
Other	303	4.31	36	6.50
Junior subordinated notes due 2027	21,956	8.00(2)	22,244	7.10(2)
Junior subordinated notes due 2036	50,000	6.39(3)	50,000	6.39(3)
Junior subordinated notes due 2057	125,000	9.38(4)	0	0.00
Junior subordinated notes due 2033	15,001	8.59(5)	0	0.00
Junior subordinated notes due 2033	14,940	8.07(5)	0	0.00
Junior subordinated notes due 2036	9,430	6.35(5)	0	0.00
Junior subordinated notes due 2036	8,663	6.44(5)	0	0.00
Junior subordinated notes due 2037	18,692	6.53(5)	0	0.00
Junior subordinated notes due 2033	3,000	6.65(5)	0	0.00
	$416,985		$222,280	

(Amounts in thousands, except as noted and per share data)

(1) The notes, except "Other," require interest-only payments throughout their term with the entire principal balance paid at maturity.
(2) Reflects the effect of purchase accounting adjustments.
(3) On April 19, 2006, Susquehanna completed a private placement to an institutional investor of $50,000 of fixed/floating rate trust preferred securities through a newly formed Delaware trust affiliate, Susquehanna TP Trust 2006-1. The trust preferred securities mature in June 2036, are redeemable at Susquehanna's option beginning after five years, and bear interest initially at a rate of 6.392% per annum through the interest payment date in June 2011 and, after the interest payment date in June 2011, at a rate per annum equal to the three-month LIBOR plus 1. 33%. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase Susquehanna's fixed/floating rate junior subordinated notes. The net proceeds from the sale of the notes were used to finance the acquisition of Minotola National Bank.
(4) On December 12, 2007, Susquehanna issued $125,000 of retail hybrid trust preferred notes through a newly formed Delaware statutory trust, Susquehanna Capital I. The only assets of the issuer are Capital Efficient Notes ("CENts") issued by Susquehanna. The notes mature in December 2057, are redeemable at Susquehanna's option beginning after five years, and bear interest initially at a rate of 9.375% per annum through the interest payment date in December 2037 and, after the interest payment date in December 2037, at a rate per annum equal to the three-month LIBOR plus 5. 455%. The proceeds from the sale of the CENts were used to replenish cash reserves used to pay for the cash portion of the Community Banks acquisition and for general corporate purposes.
(5) As a result of the Community acquisition, Susquehanna assumed subordinated debentures with a fair value of $69,726 issued by Community to five statutory trusts. The trust preferred securities issued by the trusts are callable on dates specified in the individual indentures. The notes are presented in this table at their fair values, and the interest rates are those in effect at December 31, 2007, unadjusted for the effects of purchase accounting.

11. Income Taxes

The components of the provision for income taxes are as follows:

	2007	2006	2005
Current:			
Federal	$24,131	$13,342	$ 3,305
State	3,196	2,832	4,674
Total current	27,327	16,174	7,979
Deferred:			
Federal	1,133	21,961	28,926
State	211	(206)	(4,030)
Total deferred	1,344	21,755	24,896
Total income tax expense	$28,671	$37,929	$32,875

(Amounts in thousands, except as noted and per share data)

The provision for income taxes differs from the amount derived from applying the statutory income tax rate to income before income taxes as follows:

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rates	$34,217	35.00%	$42,548	35.00%	$39,353	35.00%
Tax-advantaged income	(6,313)	(6.42)	(5,087)	(4.07)	(4,560)	(4.06)
Other, net	767	0.75	468	0.27	(1,918)	(1.70)
Total	$28,671	29.33%	$37,929	31.20%	$32,875	29.24%

As of December 31, 2007, Susquehanna has state net operating losses of $147,410, which begin to expire in 2012.

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(Amounts in thousands, except as noted and per share data)

The components of the net deferred tax asset/(liability) as of December 31 were as follows:

	2007	2006
Deferred tax assets:		
Reserve for loan losses	$ 36,162	$ 23,854
Deferred directors fees	190	397
Deferred compensation	4,883	2,145
Nonaccrual loan interest	1,633	905
State net operating losses	8,709	21,819
Federal alternative minimum tax credit carryover	0	7,376
State alternative minimum tax credit carryover	884	844
Federal low-income housing tax credit carryover	0	3,633
Post-retirement benefits	2,604	2,312
Unrealized gains and losses	(2,795)	5,494
Under (over) funded status of defined benefit pension or other	—	—
postretirement benefit plans	4,927	5,047
Other assets	1,250	965
Total deferred tax assets	58,447	74,791
Deferred tax liabilities:		
Prepaid pension expense	(5,689)	(6,318)
Amortization of market value purchase adjustments	(4,958)	(1,414)
Deferred loan costs	(3,814)	(4,386)
FHLB stock dividends	0	(367)
Premises and equipment	(2,440)	(6,134)
Operating lease income, net	(99,316)	(118,185)
Deferred gain on sale of leases	(74,876)	(79,591)
Deferred gain on sale of loans	(2,479)	(3,967)
Other liabilities	(951)	(254)
Total deferred tax liabilities	(194,523)	(220,616)
Net deferred liability	($ 136,076)	($ 145,825)

Uncertainty in Income Taxes

Susquehanna adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. There was no impact on Susquehanna's financial position or results of operations as a result of the implementation of Interpretation No. 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,321
Increase based on tax positions related to the current year	915
Increase for tax positions of prior years	204
Decrease for tax positions of prior years	(182)
Decrease related to settlements with taxing authorities	(231)
Decrease relate to expiration of statute of limitations	(91)
Balance at December 31, 2007	$1,936

(Amounts in thousands, except as noted and per share data)

Susquehanna had $1,936 of unrecognized tax benefits, of which $1,291, if recognized, would affect the effective tax rate.

Susquehanna does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Susquehanna recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. During the twelve months ended December 31, 2007, Susquehanna recognized approximately $66 in interest and penalties and had accrued approximately $154 for the payment of interest and penalties.

Susquehanna and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, Susquehanna is no longer subject to U.S. federal, state, and local examinations by tax authorities before 2003. There is currently one state examination of Susquehanna's tax returns in progress. As of December 31, 2007, there have been no proposed adjustments that would result in a material change to Susquehanna's financial position.

12. Accumulated Other Comprehensive Income

	Unrealized Gains (Losses) on Securities	Unrealized Gains on Recorded Interests in Securitized Assets	Unrealized Gains (Losses) on Cash Flow Hedges	Post-retirement Benefits	Accumulated Other Comprehensive Loss
Balance at January 1, 2006	($17,619)	$ 309	$ 1,699	$ 0	($15,611)
Current-period change	5,337	1,232	(1,161)	(9,373)	(3,965)
Balance at December 31, 2006	($12,282)	$1,541	$ 538	($ 9,373)	($19,576)
Current-period change	17,708	363	(2,675)	222	15,618
Balance at December 31, 2007	$ 5,426	$1,904	($ 2,137)	($ 9,151)	($ 3,958)

The information presented above is net of taxes at 35%.

13. Financial Instruments with Off-balance-sheet Credit Risk

Credit-Related Financial Instruments. Susquehanna is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of condition. The contract or notional amount of those instruments reflects the extent of involvement Susquehanna has in particular classes of financial instruments.

Susquehanna's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. Susquehanna uses the same credit policies for these instruments as it does for on-balance-sheet instruments.

(Amounts in thousands, except as noted and per share data)

Standby letters of credit are conditional commitments issued by Susquehanna to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Susquehanna evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Susquehanna upon extension of credit, is based upon management's credit evaluation of the borrower.

Financial instruments whose contractual amounts represent off-balance-sheet credit risk at December 31, 2007 and 2006, were as follows:

	2007	2006
Standby letters of credit	$244,577	$154,188
Real estate commitments	780,025	574,713
Unused portion of home equity lines	585,409	332,975
Commercial commitments	861,991	482,237
Credit card lines	4,485	4,003

14. Contingent Liabilities

There are no material proceedings to which Susquehanna or any of its subsidiaries are a party or by which, to Susquehanna's knowledge, it, or any of its subsidiaries, are threatened. All legal proceedings presently pending or threatened against Susquehanna or its subsidiaries involve routine litigation incidental to the business of Susquehanna or the subsidiary involved and are not material in respect to the amount in controversy.

Susquehanna, from time-to-time and in the ordinary course of business, enters into guarantees of certain financial obligations. The total amounts outstanding at December 31, 2007 and 2006, respectively, on those guarantees were $29 and $8,167.

15. Capital Adequacy

Risk-based capital ratios, based upon guidelines adopted by bank regulators in 1989, focus upon credit risk. Assets and certain off-balance-sheet items are segmented into one of four broad risk categories and weighted according to the relative percentage of credit risk assigned by the regulatory authorities. Off-balance-sheet instruments are converted into a balance sheet credit equivalent before being assigned to one of the four risk-weight categories. To supplement the risk-based capital ratios, the regulators issued a minimum leverage ratio guideline (Tier 1 capital as a percentage of average assets less excludable intangibles).

Capital elements are segmented into two tiers. Tier 1 capital represents shareholders' equity plus the junior subordinated debentures, reduced by excludable intangibles. Tier 2 capital represents certain allowable long-term subordinated debt, the portion of the allowance for loan and lease losses and the allowance for credit losses on off- balance-sheet credit exposures equal to 1.25% of risk-adjusted assets, and 45% of the unrealized gain on equity securities. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

(Amounts in thousands, except as noted and per share data)

The following table illustrates these capital ratios for each banking subsidiary and Susquehanna on a consolidated basis. Susquehanna and each of its banking subsidiaries have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

At December 31, 2007	Tier I Capital Ratio (1)	Total Capital Ratio (2)	Leverage Ratio (3)
Minimum Required Ratio	4.00%	8.00%	4.00%
Susquehanna Bank PA	9.36	10.33	12.93
Susquehanna Bank DV	8.44	11.23	7.70
Susquehanna Bank	8.46	10.71	7.94
Total Susquehanna	9.23%	11.31%	10.24%

At December 31, 2006	Tier I Capital Ratio (1)	Total Capital Ratio (2)	Leverage Ratio (3)
Minimum Required Ratio	4.00%	8.00%	4.00%
Susquehanna Bank PA	11.19	12.38	10.29
Susquehanna Bank DV	9.39	11.26	8.29
Susquehanna Bank	9.51	11.41	8.35
Total Susquehanna	9.48%	12.48%	8.68%

(1) Tier I capital divided by year-end risk-adjusted assets, as defined by the risk-based capital guidelines.

(2) Total capital divided by year-end risk-adjusted assets.

(3) Tier I capital divided by average total assets less disallowed intangible assets.

16. Share-based Compensation

On January 1, 2006, Susquehanna adopted FAS No. 123(R), "Share-Based Payment." As a result, compensation cost related to share-based-payment transactions is now recognized in Susquehanna's financial statements using the modified prospective application. For the twelve months ended December 31, 2007 and December 31, 2006, share-based compensation expense totaling $1,439 and $968, respectively, was included in salaries and employee benefits expense in the Consolidated Statement of Income. Included in these amounts is $524 and $313, respectively, for grants in 2007 and 2006 attributable to "retirement eligible" individuals.

Prior to January 1, 2006, Susquehanna followed the nominal vesting period approach to recognize pro forma expense for "retirement eligible" employees, rather than the "non-substantive vesting period approach." Current guidance states that companies that have followed the nominal vesting period approach must continue following that approach for the remaining portion of unvested outstanding awards granted prior to the adoption of FAS No. 123(R) and, upon adoption of FAS No. 123(R), apply the non-substantive vesting period approach to new grants that include retirement eligibility provisions. Susquehanna believes that the impact of applying the nominal vesting period approach rather than the non-substantive vesting period approach is immaterial.

Susquehanna implemented an Equity Compensation Plan ("Compensation Plan") in 1996 under which Susquehanna may have granted options to its employees and directors for up to 2,463 shares of common stock. Under the Compensation Plan, the exercise price of each nonqualified option equaled the market price of the company's stock on the date of grant, and an option's maximum term was ten years. Options were granted upon approval of the Board of Directors and typically vested one-third at the end of years three, four and five. The option prices ranged from a low of $13.00 to a high of $25.47. This Compensation Plan expired in 2006.

In May 2005, Susquehanna's shareholders approved the 2005 Equity Compensation Plan ("the 2005 Plan"). Subject to adjustment in certain circumstances, the 2005 Plan authorizes up to 2,000 shares of common stock for

(Amounts in thousands, except as noted and per share data)

issuance. Incentives under the 2005 Plan consist of incentive stock options, non-qualified stock options, restricted stock options, restricted stock grants, restricted stock unit grants, and stock appreciation rights. The exercise price of any stock option granted under the 2005 Plan is the fair market value of such stock on the date that option is granted, and the exercise period may not exceed ten years. Options typically vest one-third at the end of years three, four and five.

In November 2007, as part of the Community acquisition, Susquehanna assumed all Community option plans. Susquehanna will not grant any new options or awards under the Community option plans. All Community options became fully vested immediately prior to the effective date of the merger. At December 31, 2007, there were 32 unexercised options under the Community plans with exercise prices ranging from $12.23 to $19.56.

On December 14, 2005, the Board of Directors of Susquehanna approved the accelerated vesting, effective as of December 15, 2005, of all unvested stock options granted to employees and directors in 2002 and 2004. The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in Susquehanna's income statement in future periods as a result of the adoption of FAS No. 123(R) in January 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model. Expected volatilities are based on the historical volatility of Susquehanna stock, based on the monthly high stock price over the past years. The expected term of options granted is based upon historical exercise behavior of all employees and directors. The risk-free rate is based on zero coupon treasury rates in effect on the grant-date of the options. The following table presents the assumptions used to estimate the fair value of options granted in 2007, 2006, and 2005.

	2007	2006	2005
Volatility	20.59%	21.44%	20.60%
Expected dividend yield	4.00%	3.80%	3.80%
Expected term (in years)	6.5	6	7
Risk-free rate	4.44%	4.30%	4.28%

A summary of option activity under the Plans as of December 31, 2007, is presented below:

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	1,697	$20.77		
Granted	278	24.33		
Forfeited	(58)	22.43		
Exercised	(361)	18.53		
Outstanding at December 31, 2006	1,556	$21.84	5.5	$7,844
Granted	592	24.25		
Forfeited	(41)	23.95		
Exercised	(83)	18.51		
Acquisition of Community Banks	32	16.42		
Outstanding at December 31, 2007	2,056	$22.54	6.0	$ 847
Exercisable at December 31, 2007	1,156	$21.31	3.9	$ 847

(Amounts in thousands, except as noted and per share data)

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $4.08, $4.24, and $4.35, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $450, $2,613, and $1,848, respectively.

A summary of the status of Susquehanna's nonvested shares as of December 31, 2007 follows:

	Shares	Weighted-average Grant-date Fair Value
Nonvested at January 1, 2006	330	$3.89
Granted	278	4.24
Vested	(155)	3.93
Forfeited	(26)	3.97
Nonvested at December 31, 2006	427	4.10
Granted	592	4.08
Vested	(78)	3.89
Forfeited	(41)	4.06
Nonvested at December 31, 2007	900	$4.11

As of December 31, 2007, there was $1,782 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized through 2012.

Cash received, net of withholding taxes paid on behalf of optionees electing cashless exercises, from option exercises under share-based-payment arrangements for the years ended December 31, 2007, 2006, and 2005, was $1,026, $6,811, and $2,648, respectively.

17. Benefit Plans

Pension Plan and Other Postretirement Benefits

Susquehanna maintains a single non-contributory defined benefit pension plan that covers substantially all full-time employees. The plan provides defined benefits based on years of service and final average salary. In addition, Susquehanna offers life insurance and certain medical benefits to its retirees. Susquehanna acquired Minotola National Bank on April 21, 2006, including its pension plan and other postretirement benefit obligations.

Community Banks, Inc. maintained a defined benefit pension plan for employees of a predecessor bank that covered less than 20% of Community's aggregate employee base prior to its acquisition by Susquehanna. During the third quarter of 2003, the board of directors of Community approved the curtailment of this pension plan. At November 16, 2007, the plan had an unfunded pension liability of $642. On January 1, 2008, the plan was merged into the Susquehanna plan.

Susquehanna also maintains a supplemental executive retirement plan ("SERP") for selected participants. This plan provides for benefits lost under the defined benefit pension plan due to provisions in the Internal Revenue Code that limit the compensation and benefits under a qualified retirement plan.

(Amounts in thousands, except as noted and per share data)

A summary of the obligations and funded status of the plans at December 31, is as follows:

Obligations and Funded Status

At December 31	Pension Benefits 2007	Pension Benefits 2006	SERP 2007	SERP 2006	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006
Change in Benefit Obligation						
Benefit obligation at beginning of year	$77,745	$69,135	$ 3,667	$ 3,544	$ 9,220	$ 6,635
Service cost	3,706	4,019	103	103	383	479
Interest cost	4,550	4,178	224	205	415	492
Plan participants' contributions	0	0	0	0	205	242
Change in plan provisions	60	0	0	0	0	608
Actuarial (gain) loss	(634)	(1,906)	126	(64)	(2,219)	1,301
Acquisition	0	5,281	0	0	0	0
Benefits paid	(3,534)	(2,962)	(121)	(121)	(473)	(537)
Benefit obligation at end of year	$81,893	$77,745	$ 3,999	$ 3,667	$ 7,531	$ 9,220
Change in Plan Assets						
Fair value of plan assets at beginning of year	$84,209	$70,425	$ 0	$ 0	$ 0	$ 0
Actual return on plan assets	4,330	8,828	0	0	0	0
Acquisition of Minotola	0	4,918	0	0	0	0
Employer contributions	0	3,000	120*	121*	267*	295*
Expenses	(99)	0	0	0	0	0
Plan participants' contributions	0	0	0	0	205	242
Benefits paid	(3,533)	(2,962)	(120)	(121)	(472)	(537)
Fair value of plan assets at end of year	$84,907	$84,209	$ 0	$ 0	$ 0	$ 0
Funded status at end of year	$ 3,014	$ 6,464	($3,999)	($3,667)	($ 7,531)	($9,220)

* Cash contributions made to providers, insurers, trusts, or participants for payment of claims.

Amounts recognized in the statement of financial position consist of:

	Pension Benefits 2007	Pension Benefits 2006	SERP 2007	SERP 2006	Other Postretirement Benefits 2007	Other Postretirement Benefits 2006
Assets	$3,014	$6,464	$ 0	$ 0	$ 0	$ 0
Liabilities	0	0	3,999	3,667	7,531	9,220
Net asset/liability recognized	$3,014	$6,464	$3,999	$3,667	$7,531	$9,220

(Amounts in thousands, except as noted and per share data)

Amounts recognized in accumulated other comprehensive income (net of taxes at 35%) consist of:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Net loss	$7,579	$6,195	$536	$ 493	($376)	$1,067
Transition (asset) obligation	0	(4)	0	0	372	446
Prior service cost	236	219	429	510	374	447
	$7,815	$6,410	$965	$1,003	$ 370	$1,960

The accumulated benefit obligation for the defined benefit pension plan was $77,439 and $73,103 at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for the SERP was $3,297 and $2,933 at December 31, 2007, and 2006, respectively.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits		SERP		Other Postretirement Benefits	
Net Periodic Benefit Cost	2007	2006	2007	2006	2007	2006
Service cost	$ 3,706	$ 4,019	$ 103	$103	$ 383	$ 479
Interest cost	4,550	4,178	224	203	414	492
Expected return on plan assets	(7,046)	(6,162)	0	0	0	0
Amortization of prior service cost	36	(15)	124	125	113	91
Amortization of transition obligation (asset)	(7)	(68)	0	0	113	113
Amortization of net actuarial (gain) or loss	51	910	59	63	0	103
Net periodic postretirement benefit cost	$ 1,290	$ 2,862	$ 510	$494	$ 1,023	$1,278

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	Pension Benefits	SERP	Other Postretirement Benefits
	2007	2007	2007
Net loss (gain) for the period	$ 2,181	$ 126	($2,219)
Amortization of net (loss) gain	(51)	(59)	0
Prior service cost	60	0	0
Amortization of prior service cost	(36)	(124)	(113)
Amortization of transition obligation	7	0	(113)
Total recognized in other comprehensive income	$ 2,161	($ 57)	($2,445)
Total recognized in net periodic cost and other comprehensive income	$ 3,451	$ 453	($1,422)

(Amounts in thousands, except as noted and per share data)

Expected Amortizations

The estimated net loss, prior service cost, and transition obligation (asset) for the plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	SERP	Other Post-retirement Benefits
Expected amortization of net loss	$321	$ 49	$ 0
Expected amortization of prior service cost	42	124	113
Expected amortization of transition obligation (asset)	0	0	113

Additional Information

The weighted-average assumptions used in the actuarial computation of the plans' benefit obligations were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Discount rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Assumed health care trend rates:						
Health care cost trend rate assumed for next year					10.00%	11.00%
Ultimate rate					5.00%	4.00%
Year that ultimate rate is reached					2013	2014

The weighted-average assumptions used in the actuarial computation of the plans' net periodic cost were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Discount rate	6.00%	5.75%	6.00%	5.75%	6.00%	5.75%
Expected return on plan assets	8.50%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Increase in minimum liability included in other comprehensive income			$ 0	$ 39		
Assumed health care trend rates:						
Health care cost trend rate assumed for current year					11.00%	12.00%
Ultimate rate					5.00%	4.00%
Year that ultimate rate is reached					2013	2014

(Amounts in thousands, except as noted and per share data)

The impact of one-percentage-point change in assumed health care cost trend rates is as follows:

	Increase	Decrease
Effect on service cost plus interest cost components of net periodic postretirement benefit cost	$ 22	$ (19)
	2.70%	-2.37%
Effect on benefit obligation as of December 31, 2007	$ 206	$ (183)
	2.73%	-2.43%

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the defined pension benefit plan's target asset allocation. The expected return on equities was computed using a valuation methodology, which projected future returns based on current equity valuations while looking at historical returns, as well. Due to active management of the plan's assets, the return on the equity investments of the plan historically has exceeded general market returns. Management estimated the rate by which the plan's assets would perform to the market in the future looking at historical performance and adjusting for changes in the asset allocations.

For the plan year ending December 31, 2008, expected employer contributions to the pension plan, SERP, and other benefit plans are $0, $124, and $371, respectively; and, for the same year, expected employee contributions are $0, $0, and $204, respectively. The 2008 plan assumptions used to determine net periodic cost will be a discount rate of 6.00% and an expected long-term return on plan assets of 8.5%. The assumed discount rate was determined by matching Susquehanna's projected pension payments to high quality Double-A bonds of similar duration. The payment projections used a seventy-five year payout projection.

The investment objective of the pension plan is to maximize total return by emphasizing growth at a reasonable price. The plan's equity portfolio consists primarily of large-cap stocks. Equity investments are diversified and sector weighted. Industry growth prospects and economic sentiment are major considerations in the investment process, but risk reduction is achieved through diversification and active portfolio management. In June 2005, the plan sold all of its holdings of Susquehanna common stock.

The pension plan's debt securities portfolio consists of bonds rated A or higher at the time of purchase. The current portfolio consists primarily of U.S. Treasuries and agency securities, high quality corporates, and money market investments. A credit analysis is conducted to ensure that the appropriate liquidity, industry diversification, safety, maximum yield, and minimum risk are achieved. A laddered approach to maturity distribution is taken depending on market conditions, but is primarily limited to ten years or less.

The target and actual allocations expressed as a percentage of the defined benefit pension plan's assets are presented as follows:

For the year ended	Target 2008	2007	2006
Equity securities	40-60%	59%	58%
Debt securities	20-40%	34%	32%
Temporary cash investments	0-20%	7%	10%
Total		100%	100%

(Amounts in thousands, except as noted and per share data)

Estimated aggregate future benefit payments for pension, the SERP, and other benefits, which reflect expected future services, as appropriate, are as follows:

	Pension	SERP	Other Benefits
2008	$ 2,697	$ 124	$ 371
2009	2,795	123	380
2010	3,053	121	429
2011	3,222	125	467
2012	3,461	124	501
Year 2013-2017	21,805	1,781	3,197

401(k) Plan

Susquehanna maintains a 401(k) savings plan which allows employees to invest a percentage of their earnings, matched up to a certain amount specified by Susquehanna. Contributions to the savings plan, which are included in salaries and benefits expense, amounted to $2,749 in 2007, $2,258 in 2006, and $2,141 in 2005.

18. Earnings per Share

The following table sets forth the calculation of basic and diluted earnings per share:

	2007			2006			2005		
For the Year Ended December 31,	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount
Basic Earnings per Share:									
Income available to common shareholders	$69,093	56,297	$1.23	$83,638	50,340	$1.66	$79,563	46,711	$1.70
Effect of Diluted Securities:									
Stock options outstanding		69	0.00		167	0.00		208	0.00
Diluted Earnings per Share:									
Income available to common shareholders and assuming conversion	$69,093	56,366	$1.23	$83,638	50,507	$1.66	$79,563	46,919	$1.70

For the years ended December 31, 2007 and 2006, options to purchase 1,631 and 911 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options' common stock equivalents under FAS No. 123(R) were antidilutive.

For the year ended December 31, 2005, options to purchase 502 shares were outstanding but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares; and the options were, therefore, antidilutive.

(Amounts in thousands, except as noted and per share data)

Note 19. Related Party Transactions

Certain directors and named executive officers of Susquehanna and its affiliates, including their immediate families and companies in which they are principal owners (more than 10%), were indebted to banking subsidiaries. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations and in compliance with applicable rules and regulations of the Securities and Exchange Commission. Susquehanna relies on the directors and named executive officers for the identification of their associates.

Effective November 2006, the SEC adopted amendments to the disclosure requirements for related person transactions as part of its final rule on "Executive Compensation and Related Person Disclosure." As a result, the dollar threshold for related- party transactions was raised from $60, to $120.

The activity of loans to such persons whose balances exceeded $120 in 2007 and 2006 follows. The information presented for 2005 uses the previous threshold of $60.

	2007	2006	2005
Balance - January 1	$ 17,831	$ 19,010	$ 40,277
Additions	11,655	23,683	21,745
Deductions:			
Amounts collected	(10,189)	(15,680)	(20,193)
Other changes	346	(9,182)	(22,819)
Balance - December 31	$ 19,643	$ 17,831	$ 19,010

Note 20. Regulatory Restrictions of Subsidiaries

Susquehanna is limited by regulatory provisions in the amount it can receive in dividends from its banking subsidiaries. Accordingly, at December 31, 2007, $36,000 was available for dividend distribution to Susquehanna in 2008, from its banking subsidiaries.

Included in cash and due from banks are balances required to be maintained by banking subsidiaries on deposit with the Federal Reserve. The amounts of such reserves are based on percentages of certain deposit types and totaled $48,994 at December 31, 2007, and $30,704 at December 31, 2006.

In accordance with certain lease and retail loan financing arrangements, Hann maintains prescribed amounts of cash in accounts with the respective financial institutions. The total of such amounts represents restricted cash of $242 and $33,533 at December 31, 2007 and 2006, respectively.

Under current Federal Reserve regulations, the banking subsidiaries are limited in the amount they may lend to the parent company and its nonbank subsidiaries. Loans to a single affiliate may not exceed 10%, and loans to all affiliates may not exceed 20% of the bank's capital stock, surplus, and undivided profits, plus the allowance for loan and lease losses. Loans from subsidiary banks to nonbank affiliates, including the parent company, are also required to be collateralized according to regulatory guidelines.

Valley Forge Asset Management Corp. is required to maintain minimum net worth capital, and is governed by the United States Securities and Exchange Commission. As of December 31, 2007, this subsidiary met its minimum net worth capital requirement.

(Amounts in thousands, except as noted and per share data)

Note 21. Securitization Activity

Since 2001, Susquehanna has sold the beneficial interests in automobile leases in securitization transactions. Beginning in 2005, Susquehanna entered into term securitization transactions in which it sold portfolios of home equity loans. All of these transactions were accounted for as sales under FAS No. 140, and Susquehanna retained servicing responsibilities and subordinated interests. Susquehanna receives annual servicing fees and rights to future cash flows remaining after the investors have received the return for which they contracted. Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolios and to manage capital. The investors and the securitization trusts have no recourse to Susquehanna's other assets, except retained interests, for failure of debtors to pay when due. Susquehanna's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment, and interest-rate risks on the transferred assets.

Automobile Leases

2007 Transaction

In February 2007, Susquehanna securitized $300,414 of closed-end motor vehicle leases and recorded a pre-tax net gain of $2,709 (which included a loss recognized on the associated cash-flow hedge) in noninterest income. Retained interests in the securitization totaled $51,930 and included $7,774 in subordinated notes, $40,147 in equity certificates of securitization trust, and a $4,009 interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs were approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is January 14, 2013.

2006 Transaction

In March 2006, Susquehanna securitized $356,140 of closed-end motor vehicle leases and recorded a pre-tax gain of $1,937 (which included a gain recognized on the associated cash-flow hedge) in noninterest income. Retained interests in the securitization totaled $53,953 and included $10,482 in subordinated notes, $42,812 in equity certificates of the securitization trust, and a $659 interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs were approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is February 14, 2012.

2005 Transaction

In March 2005, Susquehanna securitized $366,816 of closed-end motor vehicle leases and recorded a pre-tax gain of $2,846 (which included a gain recognized on the associated cash-flow hedge) in noninterest income.

(Amounts in thousands, except as noted and per share data)

Retained interests in the securitization totaled $39,709 and included $11,070 in subordinated notes, $26,326 in equity certificates of the securitization trust, and a $2,313 interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs were approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is January 3, 2011.

2004 Revolving Transaction

In September 2004, Susquehanna entered into a revolving securitization transaction of closed-end motor vehicle leases and recorded a pre-tax gain of $586 in noninterest income. Interests initially retained in the securitization totaled $19,027 and included equity certificates of the securitization trust and an interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs are approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale.

2003 Transaction

In the third quarter of 2006, Susquehanna, as servicer, issued a clean-up call for this securitization and recorded $12,284 in lease receivables.

2002 Revolving Transaction

In August 2002, Susquehanna entered into a revolving securitization transaction of closed-end motor vehicle leases and recorded a pre-tax gain of $5,180 in noninterest income. Interests initially retained in the securitization totaled $25,640 and included equity certificates of the securitization trust and an interest-only strip. The initial carrying values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs are approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale.

In the third quarter of 2007, Susquehanna, as servicer, issued a clean-up call for this securitization and acquired $33,397 in lease receivables.

Home Equity Loans

2006 Transaction

In September 2006, Susquehanna securitized $349,403 of fixed-rate home mortgage loans and variable-rate line of credit loans and recorded a pre-tax gain of $8,225 in noninterest income. Retained interests in the

(Amounts in thousands, except as noted and per share data)

securitization totaled $21,244 and included $2,745 in subordinated notes, and $18,499 in interest-only strips. The initial carrying values of the interest-only strips were estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the loans and recorded a servicing asset of $2,334. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which bear interest at one-month LIBOR + .75%, were rated by independent rating agencies and have a final maturity date of August 2036.

In this securitization, approximately 70.5% of the variable-rate loans as of the cut-off date included a feature that permits the obligor to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to repurchase the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by Susquehanna is equal to 10% of the original principal balance of the loans. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the repurchase of converted loans would be remote. The maximum dollar amount of this repurchase obligation at the cut-off date was $11,140, and its related fair value was considered to be de minimis.

2005 Transaction

In December 2005, Susquehanna securitized $239,766 of home equity line of credit loans and recorded a pre-tax gain of $6,648 in noninterest income. The interest-only strips retained in the securitization totaled $7,298. The initial carrying values of the interest-only strips were estimated at the date of sale by discounting projected future cash flows. Susquehanna retained the right to service the loans and recorded a servicing asset of $1,289. Transaction costs associated with this securitization were included as a component of gain on sale.

In this securitization, approximately 35.4% of the loans as of the cut-off date included a feature that permits the obligor to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to repurchase the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by Susquehanna is equal to 10% of the original principal balance of the loans. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the repurchase of converted loans would be remote. The maximum dollar amount of this repurchase obligation at the cut-off date was $23,980, and its related fair value was considered to be de minimis.

(Amounts in thousands, except as noted and per share data)

Key economic assumptions used in measuring certain retained interests at the date of securitization were as follows:

	Gain Recognized	Weighted-average Life (in months)	Prepayment Speed	Expected Credit Losses	Annual Discount Rate	Annual Coupon Rate to Investors
Automobile Leases						
2007 transaction	$2,709	19	2.00%-4.00%	0.05%	5.18%	5.25%-5.61%
2006 transaction	1,937	22	2.00-4.00	0.05	5.28	4.99-5.58
2005 transaction	2,846	17	2.00-3.00	0.00	3.74	3.21-5.09
2004 revolving transaction	586	34	2.40	0.10	3.49	3.48
2002 revolving transaction	5,180	34	0.40	0.10	3.59	3.09
Home Equity Loans						
2006 transaction	$8,225					
Fixed-rate portion		56	10.00*	0.10%	6.60%	30-day LIBOR+ 0.17% - 1.25%
Variable-rate portion		20	45.00*	0.06	6.60	30-day LIBOR+ 0.15%
2005 transaction	6,648	20	45.00*	0.15	6.50	30-day LIBOR+ 0.19%

* Constant Prepayment Rate

The following table presents quantitative information about delinquencies, net credit losses, and components of loan and lease sales serviced by Susquehanna, including securitization transactions.

	As of December 31				For the Year Ended December 31	
	Principal Balance		Loans and Leases Past Due 30 Days or More		Net Credit Losses (Recoveries)	
	2007	2006	2007	2006	2007	2006
Loans and leases held in portfolio	$8,751,590	$5,560,997	$187,703	$ 98,242	$15,037	$5,265
Leases securitized	463,517	618,902	769	1,023	398	171
Home equity loans securitized	334,417	463,266	2,979	2,620	65	48
Leases serviced for others (1)	61,551	210,386	1,300	1,054	(91)	(58)
Total loans and leases serviced	$9,611,075	$6,853,551	$192,751	$102,939	$15,409	$5,426

(1) Amounts at December 31, 2007 include agency arrangements. Amounts at December 31, 2006 include the sale/leaseback transaction and agency arrangements.

Certain cash flows received from the structured entities associated with the securitizations described above are as follows:

Automobile Leases	Year Ended December 31	
	2007	2006
Proceeds from securitizations	$252,493	$302,887
Amounts derecognized	300,414	356,140
Servicing fees received	6,984	8,519
Other cash flows received from retained interests	29,756	25,806

(Amounts in thousands, except as noted and per share data)

Home Equity Loans	Year Ended December 31 2007	2006
Proceeds from securitizations	$ 0	$338,597
Amounts derecognized	0	351,150
Additional draws conveyed to the trusts	59,688	61,285
Servicing fees received	1,631	1,365
Other cash flows received from retained interests	7,959	955

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. Susquehanna, as servicer, distributes to third-party beneficial interest holders contracted returns and retains the right to remaining cash flows. The expected cash flows are discounted to present value and recorded as interest-only strips. Susquehanna estimates the fair value of these interest-only strips using assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time the underlying assets are sold. The fair values are adjusted quarterly based on changes in these key economic risk factors.

The following table sets forth a summary of the fair values of the interest-only strips, key economic assumptions used to arrive at the fair values, and the sensitivity of the December 31, 2007 fair values to immediate 10% and 20% adverse changes in those assumptions. The sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest in calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in low prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Susquehanna's analysis of the information presented below indicates that any adverse change of 20% in the key economic assumptions would not have a significant effect on the fair value of the Company's interest-only strips.

As of December 31, 2007

Automobile Leases	Fair Value	Weighted-average Life (in months)	Monthly Prepayment Speed	Expected Cumulative Credit Losses	Annual Discount Rate (1)
2007 transaction - Interest-Only Strip	$2,069	14	4.00%	0.05%	8.29%
Decline in fair value of 10% adverse change			$ 23	$ 12	$ 15
Decline in fair value of 20% adverse change			24	24	31
2006 transaction - Interest-Only Strip	$ 710	7	4.00%	0.05%	8.47%
Decline in fair value of 10% adverse change			$ 1	$ 4	$ 3
Decline in fair value of 20% adverse change			2	8	6

(Amounts in thousands, except as noted and per share data)

Home Equity Loans	Fair Value	Weighted-average Life (in months)	Constant Prepayment Rate	Expected Cumulative Credit Losses	Annual Discount Rate (1)
2006 transaction - Interest-Only Strips					
Fixed-rate portion	$7,905	43	15.00	0.04%	13.18%
Decline in fair value of 10% adverse change			$ 285	$ 18	$ 242
Decline in fair value of 20% adverse change			557	36	467
Variable-rate portion	$2,464	20	45.00	0.06%	13.15%
Decline in fair value of 10% adverse change			$ 164	$ 6	$ 62
Decline in fair value of 20% adverse change			308	11	119
2005 transaction - Interest-Only Strips	$7,990	22	40.00	0.06%	13.10%
Decline in fair value of 10% adverse change			$ 459	$ 9	$ 188
Decline in fair value of 20% adverse change			869	19	364

(1) The annual discount rate is based on fair-value estimates of similar instruments.

In the quarter ended September 30, 2007, Susquehanna's monthly analysis of the cash flows associated with securitized assets indicated that the fixed-rate home equity loans included in the 2006 Home Equity securitization were experiencing faster than expected prepayments. Accordingly, the constant prepayment rate associated with these fixed-rate loans was increased from 10% to 15%, which approximates actual current experience. As a result, a $1,200 other-than-temporary impairment charge was recognized. Susquehanna did not identify adverse cash flows associated with its other securitized prime loans and leases.

As of December 31, 2007, and subsequent to the evaluation of adverse cash flows resulting in the other-than-temporary impairment charges on the fixed-rate home equity loans, the deterioration in the credit markets resulted in significant widening of yields associated with mortgage-related financial instruments. This deterioration prompted Susquehanna to re-evaluate the discount rates that were being utilized to calculate the fair value of the interest-only strips for all of its securitization transactions. This evaluation required Susquehanna to increase its discount rates, from a range of 6.50% to 6.60% as of December 31, 2006, to a range of 13.10% to 13.18% as of December 31, 2007, to reflect current market conditions and estimated fair values of these instruments. Susquehanna's evaluation included consideration of actual historical cash flows of the underlying loans and leases and current yields on financial instruments with risk attributes similar to the underlying loans and leases. Susquehanna's securitized loans and leases were originated in our market and do not contain exposure to sub-prime or alternative documentation (commonly referred to as "Alt-A") loans and leases.

Note 22. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133), as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FAS No. 133, Susquehanna records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified

(Amounts in thousands, except as noted and per share data)

to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Susquehanna assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

Susquehanna's objective in using derivatives is to add stability to interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, Susquehanna primarily uses interest rate swaps as part of its hedging strategy. During 2007, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and a forecasted auto lease securitization. Derivatives in qualifying hedging were designated as cash flow hedges. Susquehanna used a regression methodology for quarterly prospective and retrospective assessments of hedge effectiveness for derivatives hedging the expected auto lease securitization, and used the "Hypothetical Derivative Method" described in Statement 133 Implementation Issue No. G7, "Measuring the Ineffectiveness of a Cash Flow hedge under Paragraph 30(b) When the Shortcut Method is Not Applied," for quarterly prospective and retrospective assessments of hedges of floating-rate debt. Susquehanna used the "Hypothetical Derivative Method" for all measurements of hedge ineffectiveness. Under the Hypothetical Derivative Method, the effective portion of changes in the fair value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest and fees on loans" for the hedges of floating-rate debt and "other income" for hedges related to the securitization of auto leases) when the hedged transactions affected earnings. Ineffectiveness resulting from the hedge, if any, is recorded as a gain or loss in the consolidated statement of income and comprehensive income as part of noninterest income. Susquehanna also monitored the risk of counterparty default on an ongoing basis.

At December 31, 2007, no derivatives were designated as fair value hedges nor hedges of net investments in foreign operations. Additionally, Susquehanna does not use derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage Susquehanna's exposure to interest rate movements rate movements and other identified risks, but do not meet the strict hedge accounting requirements of FAS No 133. During 2007, Susquehanna recorded $242 of fee income related to derivatives not in qualifying hedging relationships.

At December 31, 2007, cash flow hedges with a fair value of $83 were included in other assets, and cash flow hedges with a fair value of $3,394 were included in other liabilities. The decrease in net unrealized gains of $2,675 (net of income tax benefit of $1,440) in 2007, for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity.

Amounts currently reported in accumulated other comprehensive income related to the hedging of the proposed lease securitization will be reclassified to other income when the auto lease securitization takes place in the first quarter of 2008. The change in net unrealized gains/losses on cash flow hedges during 2007 reflects a net reclassification of $1,096 of net unrealized gains from accumulated other comprehensive income of which, $1,147 included in interest income, and $51 was included in other income resulting from the February 2007 securitization of auto leases. During 2008, Susquehanna estimates that an additional $86 of deferred gains will be reclassified out of other comprehensive income and into interest expense for hedges of fixed-rate FHLB advances based on interest rate projections derived from the LIBOR swap curve (reducing interest expense), and $3,228 of deferred losses will be reclassified out of other comprehensive income into other expense related to the auto lease securitization expected to occur in the first quarter of 2008.

Beginning in 2007, Susquehanna instituted a program whereby it enters into transactions with its commercial loan customers that are intended to offset or mitigate their interest rate risk. These transactions are limited to conventional interest rate swaps, interest rate caps, and interest rate collars; and upon issuance, all of these customer swaps are immediately "hedged" by offsetting derivative contracts, such that Susquehanna has no net interest rate risk exposure resulting from the transaction. Fee income from customer swaps is included in other noninterest income. As with other derivative instruments, Susquehanna has credit risk for nonperformance by counterparties. At December 31, 2007, the notional amount of interest rate swaps with Susquehanna customers totaled $70,470. Derivatives with a fair value of $968 were included in other assets, and derivatives with a fair value of $968 were included in other liabilities.

Note 23. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties within active markets. This excludes the results under a forced liquidation scenario. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. This is the most accurate way to determine fair values. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using the present value discounted cash flow models or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. As a result, Susquehanna's ability to actually realize these derived values cannot be assured.

The following estimated fair values may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. The disclosure requirements exclude disclosure of nonfinancial assets such as buildings, as well as certain financial instruments such as leases.

Susquehanna also has several intangible assets which are not included in the fair value disclosures, such as customer lists and core deposit intangibles. Accordingly, the aggregate estimated fair values presented do no represent the underlying value of Susquehanna. The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented.

Cash and Due from Banks and Short-term Investments. The fair values of cash and due from banks and short-term investments are deemed to be the same as their carrying values.

Investment Securities. The fair value of investment securities is estimated based on quoted market prices, where available. When quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

Loans and Leases. Variable-rate loans which do not expose Susquehanna to interest rate risk have a fair value that equals their carrying value, discounted for estimated future credit losses. The fair value of fixed-rate loans and leases was based upon the present value of projected cash flows. The discount rate was based upon the U.S. Treasury yield curve.

Deposits. The fair values of demand, interest-bearing demand, and savings deposits are the amounts payable on demand at the balance sheet date. The carrying value of variable-rate time deposits represents a reasonable estimate of fair value. The fair value of fixed-rate time deposits is based upon the discounted value of future cash flows expected to be paid at maturity. Discount rates are calculated off the U.S. Treasury yield curve.

Short-term Borrowings. The carrying amounts reported in the balance sheet represent a reasonable estimate of fair value since these liabilities mature in less than one year.

(Amounts in thousands, except as noted and per share data)

FHLB Borrowings and Long-Term Debt. Fair values were based upon quoted rates of similar instruments issued by banking companies with similar credit ratings.

Derivative Financial Instruments. Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance-Sheet Items. The fair value of unused commitments to lend and standby letters is deemed to be the same as their contractual amounts. The fair value of commitments to originate mortgage loans to be held for sale and their corresponding forward-sales agreements are calculated as the reasonable amounts that Susquehanna would agree to pay or receive, after considering the likelihood of the commitments expiring.

The following table represents the carrying amount and estimated fair value of Susquehanna's financial instruments at December 31:

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 326,965	$ 326,965	$ 194,785	$ 194,785
Short-term investments	143,284	143,284	104,529	104,529
Investment securities	2,063,952	2,063,952	1,403,566	1,403,566
Loans and leases, net of unearned income	8,751,590	8,754,378	5,560,997	5,488,312
Financial liabilities:				
Deposits	8,945,119	8,784,891	5,877,589	5,677,529
Short-term borrowings	568,412	568,412	401,964	401,964
FHLB borrowings	1,145,759	1,164,779	528,688	528,841
Long-term debt	416,985	396,566	222,280	216,910

Note 24. Condensed Financial Statements of Parent Company

Financial information pertaining only to Susquehanna Bancshares, Inc. is as follows:

Balance Sheets

	December 31,	
	2007	2006
Assets		
Cash in subsidiary banks	$ 142	$ 199
Investments in and receivables from consolidated subsidiaries	2,124,345	1,145,791
Other investment securities	4,327	3,471
Premises and equipment, net	8,584	3,649
Other assets	51,989	33,359
Total assets	$2,189,387	$1,186,469
Liabilities and Shareholders' Equity		
Long-term debt	$ 150,000	$ 150,000
Junior subordinated debentures	267,229	72,244
Other liabilities	43,144	27,939
Total liabilities	460,373	250,183
Shareholders' equity	1,729,014	936,286
Total liabilities and shareholders' equity	$2,189,387	$1,186,469

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2006, and 2005
(Amounts in thousands, except as noted and per share data)

Statements of Income

	Years Ended December 31,		
	2007	2006	2005
Income:			
Dividends from bank subsidiaries	$ 72,000	$ 72,000	$ 48,500
Dividends from nonbank subsidiaries	10,500	2,300	6,733
Interest, dividends, and gains on sales of investment securities	(240)	140	43
Interest and management fees from bank subsidiaries	53,861	44,085	43,944
Interest and management fees from nonbank subsidiaries	2,320	2,237	2,059
Miscellaneous	1,969	6,584	3,051
Total income	140,410	127,346	104,330
Expenses:			
Interest	14,664	12,157	10,251
Other	63,538	59,370	55,431
Total expenses	78,202	71,527	65,682
Income before taxes and equity in undistributed income of subsidiaries	62,208	55,819	38,648
Income tax provision	3,293	2,464	5,872
Equity in undistributed net income of subsidiaries	10,178	30,283	46,787
Net Income	$ 69,093	$ 83,638	$ 79,563

(Amounts in thousands, except as noted and per share data)

Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 69,093	$ 83,638	$ 79,563
Adjustment to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	3,121	2,889	2,811
Realized (gain) loss on sale of available-for-sale securities	212	0	0
Equity in undistributed net income of subsidiaries	(10,178)	(30,283)	(46,787)
Other, net	7,180	2,477	419
Net cash provided by operating activities	69,428	58,721	36,006
Cash Flows from Investing Activities:			
Purchase of investment securities	0	0	(2,842)
Proceeds from the sale/maturities of investment securities	499	0	0
Capital expenditures	(4,935)	(2,708)	(2,190)
Net investment in subsidiaries	(46,950)	(16,700)	61,500
Acquisitions	(91,141)	(51,455)	(3,412)
Net cash (used in) provided by investing activities	(142,527)	(70,863)	53,056
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	4,666	10,061	5,221
Proceeds from issuance of long-term debt	121,062	50,000	0
Repayment of long-term debt	0	0	(50,000)
Dividends paid	(52,686)	(49,067)	(43,432)
Net cash provided by (used in) financing activities	73,042	10,994	(88,211)
Net increase (decrease) in cash and cash equivalents	(57)	(1,148)	851
Cash and cash equivalents at January 1,	199	1,347	496
Cash and cash equivalents at December 31,	$ 142	$ 199	$ 1,347

Note 25. Summary of Quarterly Financial Data (Unaudited)

The unaudited quarterly results of consolidated operations for the years ended December 31, 2007, and 2006, are as follows:

(Amounts in thousands, except as noted and per share data)

Quarter Ended	2007 March 31	2007 June 30	2007 September 30	2007 December 31
Interest income	$120,527	$121,045	$127,701	$156,883
Interest expense	57,479	57,608	61,627	73,539
Net interest income	63,048	63,437	66,074	83,344
Provision for loan and lease losses	2,000	1,933	2,414	15,497
Net interest income after provision for loan and lease losses	61,048	61,504	63,660	67,847
Noninterest income	34,280	19,151	30,290	36,938
Noninterest expense	64,847	67,342	66,063	78,703
Income before income taxes	30,481	13,313	27,887	26,082
Applicable income taxes	9,754	3,495	7,994	7,427
Net income	$ 20,727	$ 9,818	$ 19,893	$ 18,655
Earnings per common share:				
Basic	$ 0.40	$ 0.19	$ 0.38	$ 0.27
Diluted	0.40	0.19	0.38	0.27

Quarter Ended	2006 March 31	2006 June 30	2006 September 30	2006 December 31
Interest income	$103,962	$115,293	$123,790	$119,746
Interest expense	44,225	49,184	56,659	55,954
Net interest income	59,737	66,109	67,131	63,792
Provision for loan and lease losses	2,675	1,275	2,241	2,488
Net interest income after provision for loan and lease losses	57,062	64,834	64,890	61,304
Noninterest income	29,850	32,078	39,080	35,303
Noninterest expense	60,957	68,394	66,851	66,631
Income before income taxes	25,955	28,518	37,119	29,976
Applicable income taxes	8,254	9,178	11,878	8,620
Net income	$ 17,701	$ 19,340	$ 25,241	$ 21,356
Earnings per common share:				
Basic	$ 0.38	$ 0.38	$ 0.49	$ 0.41
Diluted	0.38	0.38	0.49	0.41

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS and REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Susquehanna Bancshares, Inc. is responsible for the preparation of our consolidated financial statements and related information as they appear in this report. We believe that our consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements present our financial position and results of operations in conformity with generally accepted accounting principles. We have also included in our financial statements amounts that are based on estimates and judgments which we believe are reasonable under the circumstances.

Our Board of Directors has an Audit Committee composed of four non-management Directors. The Committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing, corporate governance and financial reporting matters.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, engaged to express an opinion as to the fairness of presentation of such financial statements. PricewaterhouseCoopers was also engaged to assess the effectiveness of our internal control over financial reporting. The report of PricewaterhouseCoopers LLP follows this report.

/s/ WILLIAM J. REUTER

William J. Reuter
Chairman, President & Chief Executive Officer

/s/ DREW. K. HOSTETTER

Drew. K. Hostetter
Executive Vice President, Treasurer & Chief Financial Officer

February 29, 2008
Lititz, Pennsylvania

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Susquehanna Bancshares, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Susquehanna Bancshares, Inc. and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
February 29, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no change in our principal accountants in over two years. There have been no disagreements with such principal accountants on any matters of accounting principles, practices, financial statement disclosure, auditing scope, or procedures.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the design and operating effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Management's Responsibility for Financial Statements and Report on Internal Control over Financial Reporting is included herein in Part II, Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Controls over Financial Reporting. There were no significant changes in our internal controls or other factors during the last fiscal quarter of 2007 that materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses in internal controls that would require corrective action.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain portions of the information required by this Item will be included in the 2008 Proxy Statement in the Election of Directors section, the Corporate Governance section, the Director and Executive Officer Compensation section, and the Compliance with Section 16(a) of the Exchange Act section, each of which sections is incorporated herein by reference. The information concerning our executive officers required by this item is provided under the caption "Executive Officers" in Item 1, Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item will be included in the 2008 Proxy Statement in the Director and Executive Officer Compensation section, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item will be included in the 2008 Proxy Statement in the Security Ownership of Certain Beneficial Owners and Holdings of Management section and the Director and Executive Officer Compensation—Equity Compensation Plan Information section, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2008 Proxy Statement in the Certain Relationships and Related Transactions section and the Corporate Governance—Board Independence section, each of which sections is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the 2008 Proxy Statement in the Annual Audit Information—Fees Billed by Independent Accountants to Susquehanna section, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements. See Item 8 of this report for the consolidated financial statements of Susquehanna and its subsidiaries (including the index to financial statements).

(2) Financial Statement Schedules. Not Applicable.

(3) Exhibits. A list of the Exhibits to this Form 10-K is set forth in (b) below.

(b) Exhibits.

(3) 3.1 Articles of Incorporation. Incorporated by reference to Exhibit 3.1 of Susquehanna's Current Report on Form 8-K, filed December 17, 2007.

3.2 By-laws. Incorporated by reference to Exhibit 3.1 of Susquehanna's Current Report on Form 8-K, filed October 19, 2007.

(4) Instruments defining the rights of security holders including indentures. The rights of the holders of Susquehanna's Common Stock and the rights of Susquehanna's note holders are contained in the following documents or instruments, which are incorporated herein by reference.

4.1 Indenture, dated as of November 4, 2002, by and between Susquehanna and JP Morgan Trust Company, National Association, relating to the 6.05% subordinated notes due 2012, incorporated by reference to Exhibit 4.1 to Susquehanna's Registration Statement on Form S-4, Registration No. 333-102265.

4.2 Global Note relating to the 6.05% subordinated notes due 2012, dated February 27, 2003 is incorporated by reference to Exhibit 4.3 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

4.3 Registration Rights Agreement, dated as of November 4, 2002, by and among Susquehanna, Keefe Bruyette & Woods Inc. and the other initial purchasers referred to therein is incorporated by reference to Exhibit 4.3 to Susquehanna's Registration Statement on Form S-4, Registration Statement No. 333-102265.

4.4 First Supplemental Indenture, dated May 3, 2004, to Indenture dated November 4, 2002, by and between Susquehanna and J.P. Morgan Trust Company, National Association, relating to the 4.75% fixed rate/floating rate subordinated notes due 2014 is incorporated by reference to Exhibit 4.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.5 Global Note to the 4.75% fixed rate/floating rate subordinated notes due 2014, dated May 3, 2004, is incorporated by reference to Exhibit 4.2 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.6 Registration Rights Agreement, dated as of May 3, 2004, by and among Susquehanna, Keefe Bruyette & Woods Inc. and the other initial purchasers referred to therein is incorporated by reference to Exhibit 4.3 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.7 Amended and Restated Trust Agreement, dated as of December 12, 2007, among Susquehanna, The Bank of New York, The Bank of New York (Delaware), the Administrative Trustees named therein and the Holders is incorporated by reference to Exhibit 4.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.8 Guarantee Agreement between Susquehanna and The Bank of New York, as Trustee, dated December 12, 2007, is incorporated by reference to Exhibit 4.2 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.9 Supplemental Indenture between Susquehanna and The Bank of New York, as trustee, dated December 12, 2007, is incorporated by reference to Exhibit 4.3 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.10 9.375% Capital Efficient Note is incorporated by reference to Exhibit 4.4 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.11 9.375% Capital Securities Note is attached hereto as Exhibit 4.11.

4.12 Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt are not filed. Susquehanna agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.

(10) Material Contracts.

10.1 Amended and Restated Agreement and Plan of Merger between Susquehanna and Community Banks, Inc., dated July 25, 2007, is incorporated by reference to Exhibit 2.1 of Susquehanna's Registration Statement on Form S-4/A, filed August 10, 2007.

10.2 Employment Agreement, dated March 25, 2005, between Susquehanna and William J. Reuter is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K, filed March 29, 2005.*

10.3 Employment Agreement, dated November 16, 2007, between Susquehanna and Eddie L. Dunklebarger is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K, filed November 21, 2007.*

10.4 Employment Agreement, dated March 25, 2005, between Susquehanna and Gregory A. Duncan is incorporated by reference to Exhibit 10.2 of Susquehanna's Current Report on Form 8-K, filed March 29, 2005.*

10.5 Employment Agreement, dated March 25, 2005, between Susquehanna and Drew K. Hostetter is incorporated by reference to Exhibit 10.3 of Susquehanna's Current Report on Form 8-K, filed March 29, 2005.*

10.6 Employment Agreement dated November 4, 2003, but effective as of January 1, 2004, between Susquehanna, Valley Forge Asset Management Corporation and Bernard A. Francis, Jr. is incorporated by reference to Exhibit 10.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004. First Amendment to Employment Agreement dated January 18, 2005 is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K filed January 21, 2005. Second Amendment to Employment Agreement dated February 26, 2007 is incorporated by reference to Exhibit 10.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007*

10.7 Employment Agreement, dated July 25, 2007, between Susquehanna and Michael M. Quick is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K, filed July 30, 2007.*

10.8 Employment Agreement, dated July 25, 2007, between Susquehanna and James G. Pierné is incorporated by reference to Exhibit 10.2 of Susquehanna's Current Report on Form 8-K, filed July 30, 2007.*

10.9 Employment Agreement, dated July 25, 2007, between Susquehanna and Edward Balderston, Jr. is incorporated by reference to Exhibit 10.3 of Susquehanna's Current Report on Form 8-K, filed July 30, 2007.*

10.10 Employment Agreement, dated January 10, 2006, between Susquehanna and Peter J. Sahd is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K, filed January 24, 2006.*

10.11 Employment Agreement, dated January 23, 2006, between Susquehanna and Rodney A. Lefever is incorporated by reference to Exhibit 10.2 of Susquehanna's Current Report on Form 8-K, filed January 24, 2006.*

10.12 Description of cash bonus paid to Bernard A. Francis, Jr. is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed August 22, 2007.*

10.13 Description of the termination of Susquehanna's Key Executive Incentive Plan is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 5, 2007.*

10.14 Description of base salaries and discretionary option grants for the year ended December 31, 2007 to Susquehanna's named executive officers is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 5, 2007.*

10.15 Susquehanna's Executive Deferred Income Plan, effective January 1, 1999, is incorporated by reference to Exhibit 10 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.*

10.16 Susquehanna's Supplemental Executive Retirement Plan as amended and restated effective January 1, 1998 is incorporated by reference to Exhibit 10(iv) of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Supplemental Executive Retirement Plan Amendment 2004-1, dated January 21, 2004, is incorporated by reference to Exhibit 10.5 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.*

10.17 Forms of The Insurance Trust for Susquehanna Bancshares Banks and Affiliates Split Dollar Agreement and Split Dollar Policy Endorsement are incorporated by reference to Exhibit 10(v) of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.*

10.18 Community Banks, Inc. Survivor Income Agreement, including Split Dollar Addendum to Community Banks, Inc. Survivor Income Agreement, is attached hereto as Exhibit 10.18.*

10.19 Amended and Restated Salary Continuation Agreement between Community Banks, Inc. and Eddie L. Dunklebarger, dated January 1, 2004, as amended November 16, 2007, is attached hereto as Exhibit 10.19*

10.20 Susquehanna's Key Employee Severance Pay Plan, adopted in January 1999 and amended on May 26, 2000, February 22, 2001, October 18, 2006 and December 12, 2007, is attached hereto as Exhibit 10.20.*

10.21 Descriptions of Executive Life Insurance Program, Executive Supplemental Long Term Disability Plan, Francis Life Insurance Policy and the bonus programs offered by Valley Forge Asset Management Corp. are incorporated by reference to Exhibit 10.15 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.22 Susquehanna's 2005 Equity Compensation Plan is incorporated by reference to Exhibit 10.16 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.23 Susquehanna's Equity Compensation Plan is incorporated by reference to Exhibit 10.17 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.24 Community Banks, Inc. 1998 Long-Term Incentive Plan is incorporated by reference to Exhibit 99.1 of Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.25 Director Compensation Schedule, effective January 1, 2006, is incorporated by reference to Exhibit 99.1 of Susquehanna's Current Report on Form 8-K, filed March 17, 2006.*

10.26 Description of grants of nonqualified stock options to Susquehanna's non-employee directors is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 5, 2007.*

10.27 Community Banks, Inc. Directors Stock Option Plan is incorporated by reference to Exhibit 99.2 of Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.28 The Farmers and Merchants National Bank of Hagerstown Executive Supplemental Income Plan, dated March 6, 1984, is attached hereto as Exhibit 10.28.*

10.29 2002 Amended Servicing Agreement dated January 1, 2002 between Boston Service Company, Inc. t/a Hann Financial Service Corp. and Auto Lenders Liquidation Center, Inc. is incorporated by reference to Exhibit 10(vi) of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. First Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10(vi) of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. Second Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.6 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Third Amendment to the 2002 Amended Servicing Agreement and Fourth Amendment to the 2002 Amended Servicing Agreement are incorporated by reference to Exhibit 10.6 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004. Fifth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.8 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. Sixth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.25 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Seventh Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.2 of Susquehanna's Quarterly Report on Form 10-Q for quarterly period ended June 30, 2006. Eighth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.23 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Ninth Amendment to the 2002 Amended Servicing Agreement is attached hereto as Exhibit 10.29.

(14) Code of Ethics

14.1 A copy of Susquehanna's Code of Ethics is available on Susquehanna's website at www.susquehanna.net. Click on "Investor Relations," then "Governance Documents," then "Code of Ethics of Susquehanna Bancshares, Inc."

(21) Subsidiaries of the registrant. Filed herewith.

(23) Consent of PricewaterhouseCoopers LLP. Filed herewith.

(31) Rule 13a-14(a)/15d-14(a) Certifications

31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer is filed herewith as Exhibit 31.1.

31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer is filed herewith as Exhibit 31.2.

(32) Section 1350 Certifications. Filed herewith.

---

* Management contract or compensation plan or arrangement required to be filed or incorporated as an exhibit.

(c) Financial Statement Schedule. None Required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUSQUEHANNA BANCSHARES, INC.

By: /s/ WILLIAM J. REUTER

William J. Reuter, President and Chief Executive Officer

Dated: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. REUTER **(William J. Reuter)**	President, Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2008
/s/ DREW K. HOSTETTER **(Drew K. Hostetter)**	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2008
/s/ WAYNE E. ALTER, JR. **(Wayne E. Alter, Jr.)**	Director	February 29, 2008
(James G. Apple)	Director	February 29, 2008
/s/ PETER DESOTO **(Peter DeSoto)**	Director	February 29, 2008
/s/ EDDIE L. DUNKLEBARGER **(Eddie L. Dunklebarger)**	Director	February 29, 2008
/s/ HENRY H. GIBBEL **(Henry H. Gibbel)**	Director	February 29, 2008
/s/ BRUCE A. HEPBURN **(Bruce A. Hepburn)**	Director	February 29, 2008
/s/ DONALD L. HOFFMAN **(Donald L. Hoffman)**	Director	February 29, 2008

SECURITIES AND EXCHANGE COMMISSION

SUSQUEHANNA BANCSHARES, INC.
Form 10-K, December 31, 2007

[SIGNATURES CONTINUED]

Signature	Title	Date
/s/ RUSSELL J. KUNKEL (Russell J. Kunkel)	Director	February 29, 2008
/s/ GUY W. MILLER, JR. (Guy W. Miller, Jr.)	Director	February 29, 2008
/s/ MICHAEL A. MORELLO (Michael A. Morello)	Director	February 29, 2008
/s/ SCOTT J. NEWKAM (Scott J. Newkam)	Director	February 29, 2008
/s/ E. SUSAN PIERSOL (E. Susan Piersol)	Director	February 29, 2008
/s/ M. ZEV ROSE (M. Zev Rose)	Director	February 29, 2008
(Christine Sears)	Director	February 29, 2008
/s/ JAMES A. ULSH (James A. Ulsh)	Director	February 29, 2008
/s/ DALE M. WEAVER (Dale M. Weaver)	Director	February 29, 2008
/s/ ROGER V. WIEST (Roger V. Wiest)	Director	February 29, 2008
/s/ WILLIAM B. ZIMMERMAN (William B. Zimmerman)	Director	February 29, 2008

[END OF SIGNATURE PAGES]

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Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-92512, No. 333-18555, No. 333-85655, No. 333-61794 and No. 333-116346) of Susquehanna Bancshares, Inc. of our report dated February 29, 2008 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
February 29, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

CERTIFICATIONS

I, William J. Reuter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ William J. Reuter
William J. Reuter
Chairman of the Board, President and Chief Executive Officer

CERTIFICATIONS, continued

I, Drew K. Hostetter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Drew K. Hostetter

Drew K. Hostetter
Executive Vice President, Treasurer and Chief Financial Officer

Exhibit 32

Certification by the Chief Executive Officer and Chief Financial Officer
Relating to a Periodic Report Containing Financial Statements

We, William J. Reuter, Chief Executive Officer, and Drew K. Hostetter, Chief Financial Officer, of Susquehanna Bancshares, Inc. (the "Company"), hereby certify that, based on our knowledge:

(1) The Company's periodic report containing financial statements on Form 10-K for the fiscal year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: As of February 29, 2008

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
/s/ William J. Reuter	/s/ Drew K. Hostetter
William J. Reuter	Drew K. Hostetter

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Shareholder Information

Susquehanna Bancshares, Inc., is a financial services holding company operating in multiple states and incorporated under the laws of Pennsylvania.

Investor Relations

Abram G. Koser
Vice President, Investor Relations
Susquehanna Bancshares, Inc.
26 North Cedar Street
P.O. Box 1000
Lititz, PA 17543
Phone: (717) 625-6305
Fax: (717) 626-1874
Email: ir@susquehanna.net
Website: www.susquehanna.net

Stock Listing

The common stock of Susquehanna Bancshares, Inc., is listed on the Nasdaq Global Select Market under the symbol SUSQ. The number of shareholders of record of common stock on December 31, 2007, was 11,144.

Annual Meeting

Hershey Lodge & Convention Center
West Chocolate Avenue and University Drive
Hershey, PA 17033
Wednesday, April 30, 2008
Reception – 9:00 a.m.
Meeting – 10:00 a.m.

Auditors

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261

Registrar, Stock Transfer, & Dividend Disbursing Agent

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
Phone: (866) 828-8176
Fax: (718) 236-2641
Email: info@amstock.com
Website: www.amstock.com

Dividend Reinvestment, Purchase of Shares

Susquehanna offers a dividend reinvestment and direct stock purchase and sale plan called Investors Choice. The plan, administered and sponsored by American Stock Transfer & Trust Company (AST), allows both current shareholders of record and interested first-time investors to purchase shares of Susquehanna's common stock and to reinvest cash dividends automatically. For additional information or enrollment forms, contact AST at (866) 828-8176.

Direct Deposit of Dividends

Shareholders of record may elect to have dividends deposited electronically into a checking or savings account at their financial institution. For additional information or enrollment forms, contact AST, transfer agent for Susquehanna, at (866) 828-8176.

Online Access for Shareholders

Current shareholders of record have the ability to access their accounts online through American Stock Transfer & Trust Company via the "Shareholder Account Access" area at www.amstock.com. The site gives users the ability to make address changes, view certificate detail, change dividend disbursement, make optional cash purchases via Direct Debit, view and print a duplicate Form 1099-DIV for 2007, and other features.

Statements contained in this annual report that are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by Susquehanna with the Securities and Exchange Commission from time to time.

Officers and Board of Directors

Executive Officers

William J. Reuter	*Chairman, President and CEO, and Chairman of Susquehanna Bank PA*
Eddie L. Dunklebarger	*Vice Chairman and Executive Vice President*
Edward Balderston, Jr.	*Executive Vice President and Chief Administrative Officer*
Gregory A. Duncan	*Executive Vice President, and President and CEO of Susquehanna Bank PA*
Drew K. Hostetter	*Executive Vice President, Treasurer, and CFO*
James G. Pierné	*Executive Vice President, and Chairman and CEO of Susquehanna Bank*
Michael M. Quick	*Executive Vice President and Chief Corporate Credit Officer, and Chairman of Susquehanna Bank DV*

Corporate Officers

Lisa M. Cavage	*Senior Vice President, Secretary and Counsel*
Bernard A. Francis, Jr.	*Senior Vice President and Group Executive*
Rodney A. Lefever	*Senior Vice President and Chief Technology Officer*
Joseph R. Lizza	*Senior Vice President, and President and CEO of Susquehanna Bank DV*
Peter J. Sahd	*Senior Vice President and Group Executive*
Edward J. Wydock	*Senior Vice President and Chief Risk Officer*

Board of Directors

Wayne E. Alter, Jr.	*President and CEO, DynaCorp., Inc., Hagerstown, MD*
James G. Apple	*President, Butter Krust Baking Company, Inc. (a subsidiary of Sara Lee Corp.), Sunbury, PA*
Peter DeSoto	*CEO, J.T. Walker Industries, Inc., Gratz, PA*
Eddie L. Dunklebarger	*Vice Chairman and Executive Vice President, Susquehanna Bancshares, Inc.*
Henry H. Gibbel	*Chairman and CEO, Lititz Mutual Insurance Company, Lititz, PA*
Bruce A. Hepburn	*Certified Public Accountant, Lancaster, PA*
Donald L. Hoffman	*President and CEO, Roy L. Hoffman & Sons, Inc., Hagerstown, MD*
Russell J. Kunkel	*Retired Vice Chairman, Meridian Bancorp., Inc., Reading, PA*
Guy W. Miller, Jr.	*President and CEO, Homes by Keystone, Inc., Waynesboro, PA*
Michael A. Morello	*Owner, Stagecoach Investors LLC and Stardust Development Co. LLC, Marmora, NJ*
Scott J. Newkam	*Retired Chairman, President and CEO, Hershey Entertainment & Resorts Company, Hershey, PA*
E. Susan Piersol	*President and Owner, Piersol Development, Mullica Hill, NJ*
William J. Reuter	*Chairman, President, and CEO, Susquehanna Bancshares, Inc.*
M. Zev Rose	*Attorney & President, Sherman, Silverstein, Kohl, Rose and Podolsky, Pennsauken, NJ*
Christine Sears	*Executive Vice President and CFO, Penn National Insurance, Harrisburg, PA*
James A. Ulsh	*Attorney & Shareholder, Mette, Evans & Woodside, Harrisburg, PA*
Dale M. Weaver	*Retired President & Owner, New Holland Custom Woodwork, New Holland, PA*
Roger V. Wiest	*Attorney & Managing Partner, Wiest, Muolo, Noon & Swinehart, Sunbury, PA*
William B. Zimmerman	*President and CEO, Zimmerman's Hardware and Supply Company, Everett, PA*





Susquehanna

Susquehanna Bancshares, Inc.
26 North Cedar Street
PO Box 1000
Lititz, PA 17543
www.susquehanna.net
Phone: 717.626.4721
Fax: 717.626.1874
Nasdaq Global Select Market Symbol: SUSQ

END

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